Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

**STATE UNIVERSITY OF NEW YORK
DEFINED CONTRIBUTION RETIREMENT PLANS**

**Supplement Dated May 1, 2020, to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2020**

This supplement updates and amends certain information contained in your variable annuity contract prospectus and contract prospectus summary, each dated May 1, 2020. Please read it carefully and keep it with your contract prospectus and contract prospectus summary for future reference.

_____

NOTICE OF AND IMPORTANT INFORMATION ABOUT
AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Invesco Mid Cap Core Equity Fund.*

At meetings held December 9-11, 2019, the Boards of Trustees of the Invesco Funds unanimously approved an Agreement and Plan of Reorganization (the "Reorganization") to reorganize, effective on or amount May 15, 2020 (the "Reorganization Date"), Class A shares of the Invesco Mid Cap Core Equity Fund (the "Merging Fund") with and into Class A shares of the Invesco Oppenheimer Main Street Mid Cap Fund® (the "Surviving Fund").

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, you may transfer amounts allocated to the subaccount that invests in the Merging Fund to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "TRANSFERS" section of either the contract prospectus or contract prospectus summary for information about making subaccount transfers.**

On the Reorganization Date. On the Reorganization Date, your investment in the subaccount that invested in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Fund will no longer be available through your contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in the Merging Fund will be automatically allocated to the subaccount that invests in the Surviving Fund. **See the "TRANSFERS" section of either the contract prospectus or contract prospectus summary for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting us at Customer Service, P.O. Box 990063, Hartford, CT 06199-0063 or calling us at 1-800-584-6001.

NOTICE OF AN UPCOMING FUND ADDITION

In connection with the upcoming Reorganization involving the Invesco Mid Cap Core Equity Fund referenced above, Class A shares of the Invesco Oppenheimer Main Street Mid Cap Fund® will be added, effective May 15, 2020, to your contract as a replacement investment option. Class A shares of the Invesco Oppenheimer Main Street Mid Cap Fund® will be closed to new and existing plans and plan participants.

Please note the following information about the Invesco Oppenheimer Main Street Mid Cap Fund®:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Invesco Oppenheimer Main Street Mid Cap Fund®	Seeks capital appreciation.
Investment Adviser: Invesco Advisers, Inc.	

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contracts, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:

For all regular mail, please use:
Customer Service
Voya
P.O. Box 990063
Hartford, CT 06199-0063

For overnight mail, please use:
Customer Service
Voya
One Orange Way
Windsor, CT 06095-4774

1-800-584-6001

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Voya Retirement Insurance and Annuity Company **Variable Annuity Account C** **STATE UNIVERSITY OF NEW YORK** **DEFINED CONTRIBUTION RETIREMENT PLANS** **CONTRACT PROSPECTUS – MAY 1, 2020**

The Contracts. The contracts described in this prospectus are group deferred fixed and variable annuity contracts issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our"). The contracts may be single purchase payment contracts or installment purchase payment contracts. They are intended to be used as funding vehicles for certain types of retirement plans, including those that qualify for beneficial tax treatment and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended ("Tax Code").

Why Reading This Prospectus Is Important. Before you participate in the contracts through a retirement plan, you should read this prospectus. It provides facts about the contracts and the available investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contracts are appropriate for their plan. You may participate in the contracts if you are an eligible employee participating in a State University of New York ("SUNY") or New York State Voluntary ("NYSV") defined contribution retirement plan qualified under Sections 401(a) and 414(h) of the Tax Code (referred to herein as the "SUNY Optional Retirement Plan" or "SUNY ORP"), or the SUNY Voluntary 403(b) Plan, which is qualified under Section 403(b) of the Tax Code (referred to herein as the "SUNY Voluntary Plan"). Keep this document for future reference.

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, (generally the trustee of a multiple employer trust approved by the Company and as authorized by SUNY), or you instruct us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"). Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. Information about the risks of investing in the funds through the contract is located in the "**INVESTMENT OPTIONS**" section on page 12 and in each fund's prospectus. Read this prospectus in conjunction with the fund prospectuses and retain them for future reference.

Fixed Interest Options. Under the SUNY ORP contracts, the Guaranteed Accumulation Account ("GAA"), the Fixed Plus Account and the Fixed Plus Account II A are available fixed interest options. Under the SUNY Voluntary Plan contracts (formerly called the Opportunity Plus contracts), the GAA and the Fixed Account are available fixed interest options. Not all fixed interest options may be available for current or future investment.

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the GAA.

Compensation. We pay compensation to broker/dealers whose registered representatives sell the contracts. See "**CONTRACT DISTRIBUTION**" for further information about the amount and types of compensation we may pay.

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2020, Statement of Additional Information ("SAI") associated with this prospectus free of charge by indicating your request on your enrollment materials, by calling the Company at 1-800-584-6001 or by writing to us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." You may also obtain a prospectus or an SAI for any of the funds or a GAA prospectus by calling that number. The contract prospectus, the GAA prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's ("SEC") website, www.sec.gov. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement for the contract prospectus under the Securities Act of 1933. This number is 033-81216. The number assigned to the registration statement for GAA is 333-230711. The SAI table of contents is listed on page 58 of this prospectus. The SAI is incorporated into this prospectus by reference.

Internet Availability of Fund Shareholder Reports. Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for the funds available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. If available, you may elect to receive shareholder reports and other communications from the Company electronically by contacting Customer Service.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-283-3427. Your election to receive reports in paper will apply to all funds available under your contract.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

The contracts described in this prospectus are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the Federal Deposit Insurance Corporation ("FDIC"). The contracts are subject to investment risk, including the possible loss of the principal amount invested.

The Funds[1] Available For New Allocations

American Century Investments® Inflation-Adjusted Bond Fund (Investor Class)[2]

American Funds® – EuroPacific Growth Fund® (Class R-4)[2]

American Funds® – New Perspective Fund® (Class R-4)[2]

American Funds® – SMALLCAP World Fund® (Class R-4)[2]

American Funds® – The Growth Fund of America® (Class R-4)[2]

American Funds® – Washington Mutual Investors Fund℠ (Class R-4)[2]

Calvert VP SRI Balanced Portfolio (Class I)

Fidelity® VIP Contrafund℠ Portfolio (Initial Class)

Fidelity® VIP Equity-Income Portfolio (Initial Class)

Fidelity® VIP Index 500 Portfolio (Initial Class)

Franklin Small Cap Value VIP Fund (Class 2)

Invesco International Growth Fund (Class R5)[2]

Invesco Oppenheimer Developing Markets Fund (Class A)[2]

JPMorgan Government Bond Fund (Class I)[2]

Parnassus Core Equity Fund℠ (Investor Shares)[2]

Pioneer Equity Income Fund (Class Y)[2]

Victory Sycamore Established Value Fund (Class A)[2]

Voya Global Bond Portfolio (Class I)

Voya Global Perspectives® Portfolio (Class I)[3]

Voya Government Money Market Portfolio (Class I)

Voya Growth and Income Portfolio (Class I)

Voya High Yield Portfolio (Class I)

Voya Intermediate Bond Portfolio (Class I)

Voya International High Dividend Low Volatility Portfolio (Class I)[3]

Voya International Index Portfolio (Class I)

Voya Large Cap Growth Portfolio (Class I)

Voya MidCap Opportunities Portfolio (Class I)

Voya Russell™ Mid Cap Index Portfolio (Class I)

Voya Russell™ Small Cap Index Portfolio (Class I)

Voya Small Company Portfolio (Class I)

Voya SmallCap Opportunities Portfolio (Class I)

Voya Solution 2025 Portfolio (Class I)[4]

Voya Solution 2035 Portfolio (Class I)[4]

Voya Solution 2045 Portfolio (Class I)[4]

Voya Solution 2055 Portfolio (Class I)[4]

Voya Solution Income Portfolio (Class I)[4]

VY® American Century Small-Mid Cap Value Portfolio (Class I)

VY® Clarion Global Real Estate Portfolio (Class I)

VY® Invesco Equity and Income Portfolio (Class I)

VY® Invesco Oppenheimer Global Portfolio (Class I)

VY® JPMorgan Mid Cap Value Portfolio (Class I)

VY® T. Rowe Price Capital Appreciation Portfolio (Class S)

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)

VY® T. Rowe Price Growth Equity Portfolio (Class I)

Wanger USA

The Funds Closed To New Allocations[5]

Alger Responsible Investing Fund (Class A)[2]

AMG Managers Fairpointe Mid Cap Fund (Class N)[2]

Amana Growth Fund (Investor Class)[2]

Amana Income Fund (Investor Class)[2]

American Beacon Small Cap Value Fund (Investor Class)[2, 6]

American Century Investments® Income & Growth Fund (A Class)[2]

BlackRock Health Sciences Opportunities Portfolio (Institutional Shares)[2]

BlackRock Mid Cap Dividend Fund (Investor A Shares)[2]

Delaware Diversified Income Fund (Class A)[2]

Fidelity® VIP Asset Manager Portfolio (Initial Class)

Fidelity® VIP High Income Portfolio (Initial Class)

Fidelity® VIP Overseas Portfolio (Initial Class)

Invesco American Value Fund (Class R5)[2]

Invesco Mid Cap Core Equity Fund (Class A)[2, 7]

Invesco Oppenheimer Main Street Fund (Class A)[2, 6]

Invesco Oppenheimer Main Street Mid Cap Fund® (Class A)[1, 7]

Invesco V.I. American Franchise Fund (Series I Shares)

Invesco V.I. Core Equity Fund (Series I Shares)

Lazard International Equity Portfolio (Open Shares)[2, 6]

Loomis Sayles Limited Term Government and Agency Fund (Class Y)[2]

Lord Abbett Series Fund, Inc. - Mid Cap Stock Portfolio (Class VC)

Nuveen Global Infrastructure Fund (Class I)[2]

Pax Sustainable Allocation Fund (Investor Class)[2]

PIMCO CommodityRealReturn Strategy Fund® (Administrative Class)[2, 6]

PIMCO Real Return Portfolio (Administrative Class)

TCW Total Return Bond Fund (Class N)[2]

Templeton Global Bond Fund (Class A)[2]

USAA Precious Metals and Minerals Fund (Adviser Shares)[2]

Voya Balanced Portfolio (Class I)

Voya Corporate Leaders 100® Fund (Class I)[2, 6]

Voya Floating Rate Fund (Class A)[2, 6]

Voya Global High Dividend Low Volatility Portfolio (Class S)[3]

Voya GNMA Income Fund (Class A)[2]

Voya Index Plus LargeCap Portfolio (Class I)

Voya Index Plus MidCap Portfolio (Class I)

Voya Index Plus SmallCap Portfolio (Class I)

Voya Large Cap Value Portfolio (Class I)

Voya Russell™ Large Cap Growth Index Portfolio (Class I)

Voya Solution 2025 Portfolio (Class S)[4]

Voya Solution 2035 Portfolio (Class S)[4]

Voya Solution 2045 Portfolio (Class S)[4]

Voya Solution 2055 Portfolio (Class S)[4]

Voya Solution Income Portfolio (Class S)[4]

Voya Strategic Allocation Conservative Portfolio (Class I)[4]

Voya Strategic Allocation Growth Portfolio (Class I)[4]

Voya Strategic Allocation Moderate Portfolio (Class I)[4]

VY® Baron Growth Portfolio (Class S)

VY® Invesco Comstock Portfolio (Service Class)

VY® JPMorgan Emerging Markets Equity Portfolio (Class I)

Wanger International

Wells Fargo Small Company Growth Fund (Administrator Class)[2, 4]

Wells Fargo Special Small Cap Value Fund (Class A)[2]

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[1] **See "APPENDIX V – FUND DESCRIPTIONS" for more information about the funds**.

[2] This fund is available to the general public, in addition to being available through variable annuity contracts.

[3] This fund employs a managed volatility strategy. **See "INVESTMENT OPTIONS – Funds Available Through the Separate Account" for more information.**

[4] These funds are structured as a fund of funds or "master-feeder" funds that invest directly in shares of underlying funds. **See "FEES – *Fund Fees and Expenses*" for additional information.**

[5] For the SUNY Voluntary Plan contract, these funds are not available for new allocations from participants that were not invested in the funds prior to May 1, 2017. Participants that were invested in the funds before May 1, 2017, may continue to invest in these funds although once a participant's investment in a fund is fully liquidated the fund will no longer be available for new allocations from that participant. For the SUNY ORP contracts, these funds are not available for new allocations from any participant beginning on May 1, 2017. **See "APPENDIX V – FUND DESCRIPTIONS" for further information about these funds.**

[6] On January 31, 2020 these funds were closed to new and existing plans, plan participants and plan sponsors.

[7] Effective May 15, 2020, the Invesco Mid Cap Core Equity Fund will reorganize with and into the Invesco Oppenheimer Main Street Mid Cap Fund®. On May 15, 2020, the Invesco Oppenheimer Main Street Mid Cap Fund® will be added to this contract as a replacement investment option. The Invesco Oppenheimer Main Street Mid Cap Fund® will be closed to new and existing plans and plan participants.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant"): The individual participating in a retirement plan, where the plan uses the contract as a funding option.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder: The person or entity to whom we issue the contract. The contract holder is generally a public university or college or the trustee of a multiple employer trust approved by the Company to apply for and own the contracts as authorized by SUNY or a New York state agency. We may also refer to the contract holder as the contract owner.

We, Us, Our (the "Company"): Voya Retirement Insurance and Annuity Company. We issue the contract.

The Contract and Your Retirement Plan

Retirement Plan ("plan"). A plan sponsor has established a retirement plan for you. The contract is offered as a funding option for that plan. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

Plan Type. We refer to plans in this prospectus as 401(a), 403(b) and 414(h) plans. **For a description, see "FEDERAL TAX CONSIDERATIONS."**

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 403(b), Roth 403(b), if available, or 414(h) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

Contract Rights

Under each contract, we establish an employee account and an employer account for you, where applicable. You have a nonforfeitable right to the value of your employee account and employer account, as determined by the plan administrator in accordance with the terms of the plan. You may exercise certain rights under the contract as permitted by the plan. **See "CONTRACT OWNERSHIP AND RIGHTS."**

Questions: Contacting the Company

To answer your questions, contact your local representative or write or call the Company at:

For all <u>regular mail</u>, please use:
Customer Service
Voya
P.O. Box 990063
Hartford, CT 06199-0063

For <u>overnight mail</u>, please use:
Customer Service
Voya
One Orange Way
Windsor, CT 06095-4774

1-800-584-6001

Making Requests in Good Order

To request contract transactions such as amending your beneficiary designation(s), filing a death claim, requesting a withdrawal or loan, changing fund allocations or initiating transfers of existing balances among the investment options or exercising a systematic distribution option, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate information on how to complete your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out. We can only act upon written requests that are received in good order.

Contract Facts

Free Look/Right to Cancel. Participants may cancel their purchase no later than ten days after they receive the document evidencing their participation in the contract. **See "RIGHT TO CANCEL."**

Death Benefit. A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases (described in "*Contract Phases*," below). The availability of a death benefit during the income phase depends upon the income phase payment option selected. **See "DEATH BENEFIT" and "INCOME PHASE."**

Withdrawals. During the accumulation phase, you may, subject to the limits in the contract and certification from the plan administrator that you are eligible, withdraw all or a part of your account value. Certain fees and taxes may apply. **See "WITHDRAWALS" and "FEDERAL TAX CONSIDERATIONS."** Amounts withdrawn from the GAA may be subject to a market value adjustment. **See APPENDIX I.**

Systematic Distribution Options. Subject to the terms of the plan, you may elect to receive regular payments from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees. Certain fees are deducted from your account value. **See "FEE TABLE" and "FEES."**

Taxation. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. **See "FEDERAL TAX CONSIDERATIONS."**

Contract Phases

Accumulation Phase (accumulating retirement benefits under your contract)

STEP 1: You provide the Company with your completed enrollment materials. We may set up one or more accounts for you. We may set up account(s) for employer contributions and/or contributions from your salary.

STEP 2: You direct us to invest your account dollars in one or more of the following investment options:
- Fixed Interest Options; or
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

STEP 3: If applicable, the subaccount(s) selected purchases shares of its underlying fund.



Income Phase (receiving income phase payments from your contract)

The contract offers several income phase payment options. **See "INCOME PHASE."** In general, you may:
- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an income phase payment option that provides a death benefit to your beneficiary(ies); and
- Select fixed income phase payments or payments that vary based upon the performance of the variable investment options you select or a combination of fixed and variable income phase payments.

FEE TABLE

The following tables describe the fees and expenses that you may pay during the accumulation phase when buying, owning, withdrawing account value from your contract, taking a loan from the contract or transferring cash value between investment options. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

In this Section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Optional Endorsement Charges (certain SUNY Voluntary Plan contracts only);
- Fund Fees and Expenses; and
- Examples.

See the "FEES" section for:
- How, When and Why Fees are Deducted;
- Fund Redemption Fees; and
- Premium and Other Taxes.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes ranging from 0% to 4% of purchase payments may also be deducted.*

Early Withdrawal Charge (as a percentage of amount withdrawn)[8]
   Not applicable to SUNY ORP contracts.
   Applicable to SUNY Voluntary Plan contracts ………….. 5.00%

Loan Interest Rate Spread (per annum)[9]
   Applicable to SUNY ORP contracts …………………..   2.50%
   Applicable to SUNY Voluntary Plan contracts ………… 0.00%

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Separate Account Annual Expenses
(as a percentage of average account value)

	Maximum Charges	
	Applicable to SUNY ORP contracts	Applicable to SUNY Voluntary Plan contracts
Mortality and Expense Risk Charge	1.25%	1.00%
Administrative Expense Charge	0.25%	0.25%
Total Separate Account Annual Expenses	1.50%	1.25%

	Current Charges[10]			
	SUNY ORP Contracts		**SUNY Voluntary Plan Contracts**	
	Voya Government Money Market Portfolio Subaccount	All Other Subaccounts	Voya Government Money Market Portfolio Subaccount	All Other Subaccounts
Mortality and Expense Risk Charge	0.00%	0.50%	0.10%	0.75%
Administrative Expense Charge	0.25%	0.25%	0.20%	0.20%
Total Separate Account Annual Expenses	0.25%	0.75%	0.30%	0.95%

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* State premium taxes are not reflected in the fee tables or examples. **See "FEES – *Premium and Other Taxes*."**

[8] This is a deferred sales charge applicable only to SUNY Voluntary Plan contracts. For single purchase payment contracts, there is no early withdrawal charge. For installment purchase payment contracts, the early withdrawal charge applies to amounts withdrawn from the Fixed Account and to amounts withdrawn from the subaccounts and the GAA but only if they were attributable to amounts held in the Fixed Account at any time. The early withdrawal charge reduces over time and may be calculated differently where both a Roth 403(b) account, if available, and traditional 403(b) account are available. These fees may be waived, reduced or eliminated in certain circumstances. **See "FEES."**

[9] This is the difference between the rate charged and the rate credited on loans under your contract. For example, if the current credited interest rate is 6%, the amount of interest applied to the contract would be 3.5%; the 2.5% loan interest rate spread or difference is retained by the Company. Currently, the loan interest rate spread is 2.5% per annum for SUNY ORP contracts and 0.0% for SUNY Voluntary Plan contracts. **See "LOANS."**

[10] We currently charge the amounts shown in these columns; however, we reserve the right to charge up to the maximum amounts shown in the "Maximum Charges" column above.

Optional Endorsement Charges (Certain SUNY Voluntary Plan Contracts only)

If you elected to purchase the optional Minimum Guaranteed Withdrawal Benefit ("MGWB") Endorsement prior to April 29, 2011, the following charges will apply.

MGWB Endorsement Charge
(as a percentage of the MGWB Base)[11]

Maximum Annual Charge (charge deducted quarterly):	1.20%
Current Annual Charge (charge deducted quarterly):	0.30%

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses		
(expenses that are deducted from fund assets,	0.10%	2.27%
including management fees, distribution (12b-1)		
and/or service fees, and other expenses)		

See "FEES – *Fund Fees and Expenses*" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

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[11] We deduct the MGWB Endorsement Charge from the subaccounts in which you are invested on each quarterly endorsement anniversary. In addition, a pro rata portion of the quarterly charge will be deducted upon a full surrender of the eligible account value, upon cancellation of the endorsement and upon the application of the eligible account value to an income phase option. See **"MGWB Endorsement Charge"** and **"Calculating the Minimum Guaranteed Withdrawal Benefit Base"** subsections within the **"OPTIONAL MINIMUM GUARANTEED WITHDRAWAL BENEFIT ENDORSEMENT"** section of this prospectus for further information on this charge and on the Minimum Guaranteed Withdrawal Benefit Base ("MGWB Base").

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include the separate account annual expenses applicable to the particular fund and fund fees and expenses.

Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum contract fees and expenses (for SUNY Voluntary Plan contracts this includes those with the MGWB Endorsement) and the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	**3 Years**	**5 Years**	**10 Years**
Applicable to SUNY ORP contracts	$379	$1,152	$1,944	$4,010

	Example (A) If you withdraw your entire account value at the end of the applicable time period[12]:				**Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period[12]:**			
Applicable to SUNY	**1 Year**	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Voluntary Plan contracts	$974	$1,926	$2,782	$4,992	$473	$1,422	$2,377	$4,787

Fund Fees and Expenses Examples. The following example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum contract fees and expenses (for SUNY Voluntary Plan contracts this includes those with the MGWB Endorsement) and the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	**3 Years**	**5 Years**	**10 Years**
Applicable to SUNY ORP contracts	$163	$505	$871	$1,900

	Example (A) If you withdraw your entire account value at the end of the applicable time period[13]:				**Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period[13]:**			
Applicable to SUNY	**1 Year**	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Voluntary Plan contracts	$770	$1,331	$1,807	$3,140	$258	$794	$1,355	$2,885

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[12] These examples reflect deduction of an early withdrawal charge calculated using the schedule applicable to installment purchase payment contracts. The installment purchase payment contracts schedule is referenced under "**FEES**."

[13] These examples do not apply if during the income phase a nonlifetime payment option with variable payments is selected and a lump-sum withdrawal is requested within three years after the payments start. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX VII**, we provide condensed financial information about the separate account subaccounts available under the contracts. The tables show the value of the subaccounts over the past ten years. For subaccounts that were not available ten years ago, we give a history from the date of first availability.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statements of Additional Information.

THE COMPANY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA."

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:

One Orange Way
Windsor, CT 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group flexible premium deferred variable and fixed annuity contracts that the Company offers in connection with retirement plans under Tax Code Sections 401(a), 403(b), including Roth 403(b), if available, and 414(h). They are designed to fund the SUNY ORP or the SUNY Voluntary Plan defined contribution retirement plans.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a Section 401(a), 403(b), Roth 403(b), if available, or 414(h) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative, taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract. The contract holder submits the required forms and application to the Company. We approve the forms and issue a contract to the contract holder.

Participating in the Contract. To participate in the contract, complete an enrollment form and submit it to Customer Service. **See "CONTRACT OVERVIEW – Questions: Contacting the Company."** Subject to administrative availability, enrollment in the 401(a) contract may be available online. If your enrollment is accepted, we establish an employee account and an employer account for each participant.

- Under the rollover contract, we will allocate purchase payments attributable to transfers of after-tax employee contributions made to a predecessor 403(b) or Roth 403(b) plan, as applicable, to the employee account and purchase payments attributable to a transfer of employer contributions made under the same plan to the employer account.

- Under the modal contract, we will allocate funds attributable to Tax Code Section 414(h) contributions to an employee account and ongoing payments under Tax Code Section 401(a) and transferred funds attributable to Tax Code Section 401(a) contributions from another investment provider to an employer account.

Acceptance or Rejection of Application or Enrollment Forms. We must accept or reject an application or your enrollment forms within two business days of receipt. If the application or enrollment forms are incomplete, we may hold any forms and accompanying purchase payments for five days, unless you consent to our holding them longer. If we reject the application or enrollment forms, we will return the forms and any payments.

Allocating Purchase Payments to the Investment Options. You direct us to allocate initial purchase payments among the investment options available under the plan. Generally you will specify this information on your enrollment materials. If you enroll in SUNY ORP contract online (subject to administrative availability of this feature), the plan sponsor may direct that your contributions be allocated to a specific Voya Solution target date portfolio identified by the plan sponsor, until you elect otherwise. The Voya Solution target date portfolio applicable to you will be based on your date of birth. This is described in your online enrollment materials. After your enrollment, except as may be required under our Excessive Trading Policy, you may request alternative allocation instructions or initiate transfers among the investment options by telephone or, where available, electronically. **Contact Customer Service at the telephone number referenced under "CONTRACT OVERVIEW – Questions: Contacting the Company" for information on how to initiate transfers or reallocations and for the electronic trading mediums currently available.**

The plan sponsor may also direct that your contributions be allocated to a specific Voya Solution target date portfolio based on your date of birth in other circumstances, generally, when you fail to make an investment option selection for contributions that you have directed to the contract.

Allocations must be in whole percentages and there may be limitations on the number of investment options that can be selected at any one time. **See "INVESTMENT OPTIONS" and "TRANSFERS."**

Tax Code Restriction. The Tax Code places some limitations on contributions to your account. **See "FEDERAL TAX CONSIDERATIONS."**

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** – This contract is a long-term investment and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** – The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** – Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each and identify additional benefits available under this contract. You should consider whether these additional benefits justify any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than the contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? We issue a contract to a trustee of a multiple employer trust that has applied for and owns the contract as authorized by SUNY and the Company.

Who Owns Money Accumulated under the Contract? We establish one or more accounts for you under the contracts. Generally, we establish an employee account to receive salary reduction and rollover amounts, an employer account to receive employer contributions and Roth 403(b) account(s), if available, to receive employee after-tax salary reduction and rollover amounts. You have the right to the nonforfeitable value of your employee account, employer account and Roth 403(b) account, as determined by the plan administrator in accordance with the terms of the plan.

What Rights Do I Have under the Contract? You may select the investment options to be used for allocations to your employee account and employer account. If you enroll in the SUNY ORP contract online (subject to administrative availability of this feature) the plan sponsor may direct that your contributions be allocated to a specific Voya Solution target date portfolio identified by the plan sponsor, until you elect otherwise. The Voya Solution target date portfolio applicable to you will be based on your date of birth. This is described in your online enrollment materials. You may change these allocations after you have enrolled by logging into voyaretirementplans.com. The plan sponsor may also direct that your contributions be allocated to a specific Voya Solution target date portfolio based on your date of birth in other circumstances, generally when you fail to make an investment option selection for contributions that you have directed to the contract. You may elect an income phase payment if the plan administrator certifies that you are eligible for a distribution and that the form of annuity is permitted under the terms of the plan.

RIGHT TO CANCEL

When and How to Cancel. You may cancel your purchase within ten days after receiving the document evidencing your interest by returning it to Customer Service at the address referenced under **"CONTRACT OVERVIEW – Questions: Contacting the Company,"** along with a written notice of cancellation.

Refunds. We will produce a refund to you no later than seven calendar days after we receive the document evidencing your interest and the written notice of cancellation at the address referenced under **"CONTRACT OVERVIEW – Questions: Contacting the Company**." The refund will equal the dollars contributed to your accounts plus any earnings and less any losses attributable to the purchase payments allocated to the variable investment options. Any mortality and expense risk charges and administrative expense charges deducted during the period you held the contract will not be returned. No market value adjustment will be applied to any amounts you contributed to the GAA.

INVESTMENT OPTIONS

The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, or the plan administrator, if applicable (generally the trustee of a multiple employer trust approved by the Company and as authorized by SUNY), or you instruct us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are called subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of an underlying mutual fund. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into subaccounts. Each subaccount invests directly in shares of an underlying fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide a brief description of each fund in **APPENDIX IV**. Please refer to the fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained, free of charge, from the address and telephone number referenced under **"CONTRACT OVERVIEW – Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Funds With Managed Volatility Strategies. As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the contract. During rising markets, the hedging strategies employed to manage volatility could result in your account value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your account value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected. Funds that employ a managed volatility strategy are identified in the list of available funds in the beginning of this prospectus.

Insurance-Dedicated Funds *(Mixed and Shared Funding).* Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
▷ Mixed funding – bought for annuities and life insurance; and
▷ Shared funding – bought by more than one company.

Public Funds. The following funds, which the subaccounts buy for variable annuity contracts, are also available to the general public:

- Alger Responsible Investing Fund
- AMG Managers Fairpointe Mid Cap Fund
- Amana Growth Fund
- Amana Income Fund
- American Beacon Small Cap Value Fund
- American Century Investments® Income & Growth Fund
- American Century Investments® Inflation-Adjusted Bond Fund
- American Funds® - EuroPacific Growth Fund®
- American Funds® - New Perspective Fund®
- American Funds® - SMALLCAP World Fund®
- American Funds® - The Growth Fund of America®
- American Funds® - Washington Mutual Investors Fund℠
- BlackRock Health Sciences Opportunities Portfolio
- BlackRock Mid Cap Dividend Fund
- Delaware Diversified Income Fund
- Invesco American Value Fund
- Invesco International Growth Fund
- Invesco Mid Cap Core Equity Fund
- JPMorgan Equity Income Fund
- JPMorgan Government Bond Fund
- Invesco Oppenheimer Developing Markets Fund
- Invesco Oppenheimer Main Street Fund
- Lazard International Equity Portfolio
- Loomis Sayles Limited Term Government and Agency Fund
- Nuveen Global Infrastructure Fund
- Parnassus Core Equity Fund℠
- Pax Sustainable Allocation Fund
- PIMCO CommodityRealReturn Strategy Fund®
- Pioneer Equity Income Fund
- TCW Total Return Bond Fund
- Templeton Global Bond Fund
- USAA Precious Metals and Minerals Fund
- Victory Sycamore Established Value Fund
- Voya Corporate Leaders 100 Fund
- Voya Floating Rate Fund
- Voya GNMA Income Fund
- Wells Fargo Small Company Growth Fund
- Wells Fargo Special Small Cap Value Fund

See "FEDERAL TAX CONSIDERATIONS – *Taxation of Qualified Contracts* **– Special Considerations for Section 403(b) Plans"** for information about investing in one of the public funds under a Section 403(b) annuity contract.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds that are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Selection of Underlying Funds. The underlying funds available through the contract described in this prospectus are determined by the Company but ultimately selected by the Plan Sponsor. When determining which underlying funds to make available we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. (For additional information on these arrangements, please refer to the section of this prospectus entitled **"Revenue from the Funds."**) We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations under the contracts. We have included certain of the funds at least in part because they are managed or sub-advised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Generally, under contracts issued in connection with Section 403(b) and 401 plans, you have a fully vested interest in the value of your employee account and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts. Additionally:
- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

We do not guarantee that each fund will always be available for investment through the contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:

- Offer additional subaccounts that will invest in new funds or fund classes we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the telephone number referenced under **"CONTRACT OVERVIEW – Questions: Contacting the Company." See also "TRANSFERS"** for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - A fund no longer suits the purposes of your contract;
  - There is a change in laws or regulations;
  - There is a change in the fund's investment objectives or restrictions;
  - The fund is no longer available for investment; or
  - Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the Separate Account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the contract belongs.

Fixed Interest Options

For descriptions of the fixed interest options that may be available, see APPENDIX I, APPENDIX II and the GAA prospectus. The GAA prospectus may be obtained free of charge from Customer Service at the address and telephone number referenced under **"CONTRACT OVERVIEW – Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC's Public Reference Branch.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your local representative can help you evaluate which investment options may be appropriate for your individual circumstances and your financial goals;

- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your account value resulting from the performance of the funds you have chosen; and
- **Be informed.** Read this prospectus, all of the information that is available to you regarding the funds—including each fund's prospectus, statement of additional information, and annual and semi-annual reports, the fixed interest option appendices and the GAA prospectus. After you select the options for your account dollars, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan; and
- **Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment. Thereafter, more than 25 investment options can be selected at any one time.

FEES

The charges we assess and the deductions we make under the contract are in consideration for: (i) the services and benefits we provide; (ii) the costs and expenses we incur; and (iii) the risks we assume. The fees and charges deducted under the contract may result in a profit to us.

The following repeats and adds to information provided in the **"FEE TABLE"** section. Please review both this section and the **"FEE TABLE"** section for information on fees.

Transaction Fees

Early Withdrawal Charge (SUNY Voluntary Plan Contracts only)

Under installment purchase payment contracts, withdrawals of all or a portion of your Fixed Account value, or of account values held in the subaccounts or the GAA that were attributable to amounts held in the Fixed Account at any time, may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

There is no early withdrawal charge under installment purchase payment contracts of amounts distributed under the terms of a settlement agreement with the New York Attorney General dated October 10, 2006, nor on any earnings attributable to such distributed amounts. In addition, there is no early withdrawal charge for any amounts withdrawn under single purchase payment contracts.

> **Types of Fees**
>
> Your account may incur the following types of fees:
> - **Transaction Fees**
>   - ▷ Early Withdrawal Charge
>   - ▷ Loan Interest Rate Spread
>   - ▷ Fund Redemption Fees
> - **Periodic Fees and Charges**
>   - ▷ Mortality and Expense Risk Charge
>   - ▷ Administrative Expense Charge
>   - ▷ MGWB Endorsement Charge
> - **Fund Fees and Expenses**

Amount. The charge is a percentage of the amount withdrawn. The percentage will be determined by the early withdrawal charge schedule that applies to your account.

Purpose. This is a deferred sales charge. This charge may be referred to as a surrender charge in your contract or certificate/enrollment materials. The charge reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

The early withdrawal charge applies only to:
- Amounts withdrawn from the Fixed Account; and
- Amounts withdrawn from a subaccount or the GAA if they were attributable to amounts held in the Fixed Account (and any earnings on such amounts). Amounts will be withdrawn proportionately from amounts that are subject to an early withdrawal charge and amounts that are not subject to an early withdrawal charge.

Early Withdrawal Charge Schedules

The following schedules are based on the number of completed account years (an account year is a 12 month period measured from the date we establish your account, or measured from any anniversary of that date).

Withdrawals from the Fixed Account and Variable Investment Options*

Account Years Completed	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more but fewer than 9	3%
9 or more but less than 10	2%
10 or more	0%

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* The early withdrawal charge applies to amounts withdrawn from the variable investment options and the GAA only if they were attributable to amounts held in the Fixed Account at any time.

Withdrawals from the Guaranteed Accumulation Account that are Subject to an Early Withdrawal Charge*

Account Years Completed	Early Withdrawal Charge
Fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

---

* The early withdrawal charge applies to amounts withdrawn from the variable investment options and the GAA only if they were attributable to amounts held in the Fixed Account at any time.

Waivers. The early withdrawal charge is waived for portions of a withdrawal that are:
- Used to provide payments to you during the income phase;
- Paid because of your death before income phase payments begin;
- Paid where your account value is $5,000 or less and no withdrawals have been taken from the contract within the prior 12 months;
- Withdrawn because of the election of a systematic distribution option **(see "SYSTEMATIC DISTRIBUTION OPTIONS")**;
- Withdrawn due to disability as specified in the Tax Code;
- Withdrawn due to your separation from service;
- Withdrawn due to a financial hardship as defined in the Tax Code;

- Transferred or exchanged to another contract issued by the Company for the plan, subject to conditions established by the Company, and provided the new contract is not canceled under the right to cancel provision. We will treat the exercise of the right to cancel as a reinstatement, and any subsequent surrender may be subject to an applicable early withdrawal charge; or
- Transferred or exchanged to a Company Code Section 403(b)(7) custodial account, subject to Tax Code Section 403(b)(7)(A)(ii) and subject to various conditions established by the Company.

Severance from Employment. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges unless the severance from employment would have otherwise qualified as a separation from service prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 and you meet the other requirements set forth in the contract.

Free Withdrawals. If you are between the ages of 59½ and 70½, you may withdraw up to 10% of your account value during each calendar year without being charged a withdrawal fee. The free withdrawal only applies to the first partial withdrawal you make in each calendar year. The 10% amount will be based on your account value calculated on the valuation date next following our receipt of your request for withdrawal. Outstanding contract loans are excluded from the account value when calculating the 10% free withdrawal amount.

The free withdrawal will not apply to:
- A full withdrawal of your account; or
- Partial withdrawals due to a default on a contract loan.

Loan Interest Rate Spread

For a discussion of the loan interest rate spread and the costs associated with loans, see "**LOANS – Loan Interest**."

Fund Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Mortality and Expense Risk Charge

Maximum Amount. For SUNY ORP contracts, the maximum mortality and expense risk charge is 1.25% annually of the amount invested in the subaccounts. For SUNY Voluntary Plan contracts, the maximum mortality and expense risk charge is 1.00% annually of the amount invested in the subaccounts. We may charge a different fee for different funds (but not beyond the maximum amount). See your contract (held by the contract holder).

The annual mortality and expense risk charge currently assessed is shown in the "**FEE TABLE**"; however, we reserve the right to charge up to the maximum amount shown above.

When/How. We deduct this fee daily from the subaccounts corresponding to the funds you select. We do not deduct this fee from any fixed interest option. We deduct this fee during the accumulation phase and the income phase. **See "INCOME PHASE – Charges Deducted."**

Purpose. The fee compensates us for the mortality and expense risks we assume under the contracts, namely:
- Mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefit and other payments we make to owners or beneficiaries of the accounts; and

- Expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts. If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Administrative Expense Charge

Maximum Amount. 0.25% on an annual basis of the amount invested in the subaccounts.

The administrative expense charge currently assessed is shown in the "**FEE TABLE**"; however, we reserve the right to charge up to the maximum amount shown above.

When/How. We deduct this fee daily during the accumulation phase from your account value held in the subaccounts corresponding to the funds you select. We do not currently deduct this fee during the income phase, although we reserve the right to do so. If we are imposing this fee under the contract when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose. This charge helps defray the cost of providing administrative services under the contracts and in relation to the separate account and subaccounts.

MGWB Endorsement Charge (certain SUNY Voluntary Plan Contracts only)

Maximum Amount. We charge this fee only if you elected to purchase the MGWB Endorsement, which was only available prior to April 29, 2011. The maximum annual charge for the MGWB Endorsement is 1.20% of the MGWB Base, deducted as a quarterly charge of 0.30%. The current annual charge for the MGWB Endorsement is shown in the "**FEE TABLE**"; however, we reserve the right to charge up to the maximum amount shown above.

Please see "OPTIONAL MINIMUM GUARANTEED WITHDRAWAL BENEFIT ENDORSEMENT – Calculating the Minimum Guaranteed Withdrawal Benefit Base" for how and when the MGWB Base is calculated.

When/How. We deduct this fee on each quarterly endorsement anniversary date from the portion of the eligible account value invested in the subaccounts in the same proportion that this amount bears to the total eligible account value invested in all subaccounts. While we do not deduct this charge from amounts invested in any fixed interest option, the charge is calculated as a percentage of the MGWB Base, which includes amounts you have invested in the fixed interest options. If the amount invested in the subaccounts is insufficient to satisfy any portion of the MGWB Endorsement Charge on a quarterly endorsement anniversary date, we reserve the right to deduct any remaining MGWB Endorsement Charge on the next business day in which you have amounts invested in the subaccounts sufficient to satisfy the remaining charge.

A "quarterly endorsement anniversary date" is the date three months from the date the MGWB Endorsement becomes effective (the "endorsement date") that falls on the same date of the month as the endorsement date. For example, if the endorsement date is February 12, the quarterly endorsement anniversary date is May 12. If there is no corresponding date in the month, the quarterly endorsement anniversary date will be the last date of such month. If the quarterly endorsement anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day. An "endorsement anniversary" is the date one calendar year from the endorsement date, and each date thereafter that is the same date and month as the endorsement date. We call the consecutive one year period starting on the endorsement date and each endorsement anniversary and ending on the date before the next endorsement anniversary an "endorsement year."

In addition, a pro rata portion of the quarterly charge will be deducted upon a full surrender of the eligible account value, upon cancellation of the MGWB Endorsement, and upon the application of the eligible account value to an income phase option.

Purpose. The fee compensates us for the insurance risks we take in providing the guaranteed withdrawals available under the MGWB Endorsement. If the amount we deduct for this fee is not enough to cover the costs of these risks, we will bear the loss, while if the amount we deduct for this fee exceeds such risks, we will earn a profit from this fee. We do not expect to earn a profit from this fee.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the "**FEE TABLE –** *Fund Fees and Expenses*" section, each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2019, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

- American Funds®;
- Fidelity® Variable Insurance Products Funds
- OppenheimerFunds®;
- Wells Fargo Funds;
- Franklin Templeton Investment Funds;
- Amana Mutual Funds;
- PIMCO Variable Insurance Trust Funds;
- BlackRock Funds ;
- Lord Abbett Funds;
- Invesco V.I. Funds;
- Pax World Funds;
- American Century Funds;
- Calvert Funds;
- USAA Funds;
- Loomis Sayles® Funds ;
- Alger Funds;
- Cohen & Steers Funds;
- Victory Funds ;
- TCW Galileo Funds ;
- Invesco Funds;
- Nuveen Funds; and
- Lazard Funds.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2019, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds" or "master-feeder" funds. These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Charges for Advisory Services

We reserve the right to deduct from a participant's account, upon authorization from the participant, any advisory and other fees due under an independent advisory services agreement between the participant and an investment adviser. Advisory fees will be deducted on a proportional basis from the subaccounts that invest in the funds used in the allocation model selected by the participant under the advisory services agreement. Any set-up fees may be deducted on a proportional basis from all of the funds in which the participant is invested.

Premium and Other Taxes

Currently, there is no premium tax on annuities under New York regulations. If the state does impose a premium tax, it would be deducted from the amount applied to an income phase payment option. We reserve the right to deduct a charge for state premium tax from the purchase payment(s) or from the account value at any time, but no earlier than when we have a tax liability under state law.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See "FEDERAL TAX CONSIDERATIONS."**

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
• Account dollars directed to the fixed interest options, including interest earnings to date; less
• Deductions, if any, from the fixed interest options (e.g., withdrawals, fees); plus
• The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the separate account subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value. The value of each accumulation unit in a subaccount is called the accumulation unit value ("AUV"). The value of accumulation units varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge. **We discuss these deductions in more detail in "FEE TABLE" and "FEES."**

Valuation. We determine the AUV every business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations, equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation, minus;
- The net assets of the fund held by the subaccount at the preceding valuation, plus or minus;
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and the administrative expense charge and any other fees deducted daily from investments in the separate account. **See "FEES."**

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE, the applicable AUV's are $10 for Subaccount A and $25 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.

Step 1: You make an initial contribution of $5,000.

Step 2:
- You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
- You direct us to invest $2,000 in Fund B. The purchase payment purchases 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or "NAV").



The fund's subsequent investment performance, expenses and charges and the daily charges deducted from the subaccount will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms. Any subsequent purchase payments or transfers directed to the subaccounts that we receive by the close of business of the NYSE will purchase subaccount accumulation units at the AUV computed as of the close of the NYSE on that day. The value of subaccounts may vary day to day. Subsequent purchase payments and transfers received in good order after the close of the NYSE will purchase accumulation units at the AUV computed after the close of the NYSE on the next business day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and the income phase, you may transfer amounts among the variable investment options. Except as may be required under our Excessive Trading Policy, you may make a transfer request by telephone or, where available, electronically at www.voyaretirementplans.com. Transfers must be made in accordance with the terms of the contract and your plan. **Contact Customer Service at the telephone number referenced under "CONTRACT OVERVIEW – Questions: Contacting the Company" for information on how to initiate transfers among the variable investment options and for the electronic medium(s) currently available. Transfers from fixed interest options are restricted as outlined in APPENDIX II**, **APPENDIX III and APPENDIX IV.**

Value of Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participants in such products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.

Excessive Trading Policy. We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges").

Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Asset Rebalancing Program. This program allows you to have your account value invested in the variable investment options automatically reallocated to specified percentages on a scheduled basis. There is no additional charge for this service. Account values invested in the GAA and/or the Fixed Plus Account are not eligible to be rebalanced. You may have your account value invested in the GAA and/or the Fixed Plus Account and also participate in this program; however, you will not be able to participate in this program if current investment allocations for new contributions are allocated to the GAA and/or the Fixed Plus Account.

You may elect to participate in the Asset Rebalancing Program by accessing your account online at www.voyaretirementplans.com or by contacting Customer Service at the telephone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

The Company may change or discontinue the Asset Rebalancing Program at any time.

WITHDRAWALS

Making a Withdrawal. Subject to the Tax Code withdrawal restrictions described below, the rules of your plan, and the limitations/restrictions on withdrawals from the fixed interest options (see **APPENDIX II** and **APPENDIX III**) you may withdraw all or a portion of your account value at any time during the accumulation phase, except for a distribution due to a financial hardship as defined by the plan. Your plan administrator must certify that you are eligible, both as to the timing and form of distribution.

Steps for Making a Withdrawal. You must:
- Select the withdrawal amount.
  - o Full Withdrawal: You will receive, reduced by any required tax and redemption fees, if applicable, your account value allocated to the subaccounts, the GAA (plus or minus any applicable market value adjustment) and the amount available for withdrawal from the Fixed Plus Account and the Fixed Plus Account II A; or
  - o Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, tax penalties and redemption fees, if applicable, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge and any positive or negative market value adjustment for amounts withdrawn from the GAA. The amounts available from the Fixed Plus Account and the Fixed Plus Account II A may be limited;
- Select Investment Options. Subject to any applicable withdrawal order requirements for contracts that have Fixed Plus Account II A as an investment option, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value unless otherwise specified by you; and
- Properly complete a disbursement form and submit it to the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Taxes, Fees and Deductions

Amounts withdrawn may be subject to one or more of the following:
- **Early Withdrawal Charge (SUNY Voluntary Plan Contracts only) (see "FEES – Early Withdrawal Charge")**
- **Optional Minimum Guaranteed Withdrawal Benefit Endorsement Charge (certain SUNY Voluntary Plan Contracts only) (see "FEES – MGWB Endorsement Charge")**
- **GAA Market Value Adjustment (see APPENDIX I)**
- **Fund Redemption Fees (see "FEES – Fund Redemption Fees")**
- **Tax Withholding (see "FEDERAL TAX CONSIDERATIONS")**
- **Tax Penalty (see "FEDERAL TAX CONSIDERATIONS")**
- **Taxation (see "FEDERAL TAX CONSIDERATIONS)**

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call Customer Service at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

For a description of limitations on withdrawals from the Fixed Plus Account and the Fixed Plus Account II A, see APPENDIX III and APPENDIX IV.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE. We pay withdrawal amounts based on your account value either:
- As of the next valuation after we receive a request for withdrawal in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**", or
- On such later date as specified on the disbursement form (as allowed under our administrative procedures).

Withdrawal Restrictions. Many plans may have other limits on withdrawals that may be made from the plan. Some examples of these limits are listed below:

- Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship, of the following:
  ▷ Salary reduction contributions made after December 31, 1988;
  ▷ Earnings on those contributions; and
  ▷ Earnings on amounts held before 1989 and credited after December 31, 1988 (these amounts are not available for hardship withdrawals). Other withdrawals may be allowed as provided for under the Tax Code or regulations.

- The contract may require that the contract holder certify that you are eligible for the distribution.

403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. **See "FEDERAL TAX CONSIDERATIONS – Taxation of Qualified Contracts – Distributions – Eligibility – 403(b) Plans."**

The Tax Code and/or your plan may impose other limitations on withdrawals. In addition, on March 27, 2020, Congress passed and the President signed into law the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). Among other provision, the CARES Act includes temporary relief from certain of the limitations the Tax Code imposes on withdrawals. **See "FEDERAL TAX CONSIDERATIONS – Distributions – Eligibility."**

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, the payment will be sent no later than seven calendar days following our receipt of the disbursement form in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Reinstatement Privilege. The contracts allow the one-time use of a reinstatement privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinvest all or a portion of the proceeds. We must receive reinvested amounts within 60 days of the withdrawal. We will credit the account for the amount reinvested based upon the subaccount values next computed following our receipt of your request and the amount to be reinvested. Provided all options are available, we will reinvest in the same investment options and proportions in place at the time of withdrawal. If an investment option is closed or otherwise no longer available, amounts to be allocated to any such option will be reinvested in a replacement option as directed by your plan sponsor. If your plan sponsor has not designated a replacement option, unless we receive alternative allocation instructions, amounts that would have been reinvested in the investment option that is closed or unavailable may be automatically allocated among the other available investment options according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available investment options, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Special rules apply to reinstatements of amounts withdrawn from the GAA. **See "APPENDIX I."** Seek competent advice regarding the tax consequences associated with reinstatement.

Employer Directed Withdrawals. If permitted by the plan, we may, at the contract holder's direction, deduct amounts from participant accounts in order to pay costs associated with a third party administrator engaged by the plan sponsor to administer the plan.

OPTIONAL MINIMUM GUARANTEED WITHDRAWAL BENEFIT ENDORSEMENT (Certain SUNY Voluntary Contracts Only)

General. The Minimum Guaranteed Withdrawal Benefit Endorsement ("MGWB Endorsement") was only available through the SUNY Voluntary Plan contracts and is no longer available for purchase. If you elected to purchase this endorsement prior to April 29, 2011, the MGWB Endorsement generally guarantees that you may withdraw specified amounts from your account each calendar year. Depending upon the option you select, these withdrawals may be guaranteed for a defined period or for your life. The MGWB Endorsement may also provide for guaranteed payments in the event your eligible account value is reduced to zero, subject to the terms, conditions and limitations noted below.

Any date required by this endorsement that falls on a date when the NYSE is closed for trading will be applied as of the next date the NYSE is open.

The MGWB Endorsement may not have been available for all investors. If you purchased the MGWB Endorsement before April 29, 2011, in order to be eligible for a withdrawal, you must otherwise qualify for withdrawals under the terms of the Tax Code and your retirement plan. The MGWB Endorsement guarantees withdrawals up to a specified amount each calendar year. It does not guarantee any return of principal or purchase payments, nor does it guarantee performance of any specific fund under the contract. The MGWB Endorsement has no cash surrender value. You should consult a financial, tax and/or legal adviser when evaluating the MGWB Endorsement.

Applicability. The MGWB Endorsement was not available in connection with Roth 403(b) accounts. Amounts in a Roth 403(b) account, if available, are not used to determine the MGWB Base, and any purchase payments contributed as Roth 403(b) after-tax salary reductions are not included as eligible purchase payments for purposes of the MGWB Endorsement. In addition, withdrawals from Roth 403(b) accounts are disregarded for purposes of the MGWB Endorsement. The MGWB Endorsement is not applicable to amounts invested in or contributed to the 403(b)(7) mutual fund program that may be offered by us under your plan. Any transfers from investment options offered under the SUNY Voluntary Plan contract to any investment option offered under our 403(b)(7) mutual fund program will be treated as a withdrawal and will cause the MGWB Endorsement to enter into the Withdrawal Phase. Once the MGWB Endorsement has entered the Withdrawal Phase, any such transfer from investment options offered under the SUNY Voluntary Plan contract to any investment option offered under our 403(b)(7) mutual fund program will also be treated as a withdrawal, as described in **"Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base"** below.

Charges for the MGWB Endorsement. The maximum annual charge for the MGWB Endorsement is 1.20% of the MGWB Base, deducted as a quarterly charge of 0.30%. The current annual charge for the MGWB Endorsement is 0.40% of the MGWB Base, deducted as a quarterly charge of 0.10%. **See "FEES – MGWB Endorsement Charge."**

Overview of the MGWB Endorsement. The MGWB Endorsement has two phases. The first phase, called the "Growth Phase," begins on the endorsement date and ends as of the business day before the first partial withdrawal is taken. The second phase is called the "Withdrawal Phase." This phase begins as of the date you take the first partial withdrawal of any kind under the contract while the MGWB Endorsement is in effect. During the accumulation phase under the contract, the MGWB Endorsement may be in either the Growth Phase or the Withdrawal Phase. During both the Withdrawal Phase and the Growth Phase, we require that your eligible account value be allocated in accordance with certain limitations. **See "Investment Option Restrictions" below.**

At the time you decide to take your first partial withdrawal from the contract (thereby triggering the Withdrawal Phase), you must elect one of two endorsement withdrawal options. These options determine the benefits you may receive under the MGWB Endorsement, and are in part restricted based upon your age on the date the Withdrawal Phase begins, as follows:

- **If you are between age 50 and 54 on the date the Withdrawal Phase begins**, you may only elect endorsement withdrawal option A; and
- **If you are age 55 or over on the date the Withdrawal Phase begins,** you may select between endorsement withdrawal option A and endorsement withdrawal option B.

Once an endorsement withdrawal option is selected, it may not be changed.

Endorsement Withdrawal Options. Before entering the Withdrawal Phase by taking a partial withdrawal, you must elect an endorsement withdrawal option. If you purchase the MGWB Endorsement at a time when you have elected a systematic distribution option under the contract (**see "SYSTEMATIC DISTRIBUTION OPTIONS"**), and you do not terminate the systematic distribution option at the time the MGWB Endorsement is elected, the Withdrawal Phase will begin with your next scheduled systematic distribution, and you therefore must elect an endorsement withdrawal option. You should carefully consider the impact an existing systematic distribution option will have on the MGWB Endorsement withdrawal options before electing the MGWB Endorsement. Election of the endorsement withdrawal option must be received in good order and must accompany your partial withdrawal request, as permitted by your plan.

When electing an endorsement withdrawal option, you should compare the benefits available under each option with those otherwise available through the income phase payment options available under your contract. Once an endorsement withdrawal option has been elected, it cannot be changed.

The available endorsement withdrawal options are as follows:

Endorsement Withdrawal Option	Age on the date Withdrawal Phase begins	Maximum Annual Withdrawal Percentage
A (Non Life)	50+	7%
B (Life)	55-64	4%
	65+	5%

Under endorsement withdrawal option A, the Maximum Annual Withdrawal Percentage ("MAW Percentage") is 7% (**see "Calculating the Maximum Annual Withdrawal" below**), and in the event the MGWB Endorsement enters Automatic Periodic Benefit Status, MGWB Periodic Payments will continue only until the MGWB Remaining Guaranteed Balance is reduced to zero, at which point all benefits under the MGWB Endorsement will end. **See "Automatic Periodic Benefit Status" and "MGWB Periodic Payments" below.**

Under endorsement withdrawal option B, the MAW Percentage is 4% if you are between age 55 and 64 on the date the Withdrawal Phase begins and 5% if you are age 65 or older on the date the Withdrawal Phase begins (**see "Calculating the Maximum Annual Withdrawal" below**); however, in the event the MGWB Endorsement enters Automatic Periodic Benefit Status, MGWB Periodic Payments will continue for your lifetime, even if the MGWB Remaining Guaranteed Balance is reduced to zero. **See "Automatic Periodic Benefit Status" and "MGWB Periodic Payments" below.**

Calculating the Minimum Guaranteed Withdrawal Benefit Base. In order to determine the amount you may withdraw under the MGWB Endorsement (**see "Calculating the Maximum Annual Withdrawal" below**), we first determine the Minimum Guaranteed Withdrawal Benefit Base ("MGWB Base"). The initial MGWB Base is equal to your eligible account value on the date of the MGWB Endorsement (the "endorsement date"). During the Growth Phase, the MGWB Base is recalculated on each endorsement anniversary for a maximum of ten years following the endorsement date. For example, if the endorsement date is March 1, 2011, the MGWB Base will be recalculated on March 1, 2012, and on each March 1 up to and including March 1, 2021. We call the date that the MGWB Base is recalculated the "ratchet date." The minimum initial MGWB Base is $25,000; the maximum MGWB Base is $1,000,000 (or such greater amount as we may otherwise allow), including any transfer or rollover amounts we receive within 12 months of the endorsement date. The subsequent maximum MGWB Base on any ratchet date is limited to $5,000,000. We call the amount in excess of these limits "ineligible purchase payments." For purposes of this calculation, we call any salary deferral amounts received during the Growth Phase and any transfer/rollover amounts received within the first 12 months from the endorsement date (during the Growth Phase) as "eligible purchase payments."

As of each ratchet date, the MGWB Base equals the greater of:
- The current MGWB Base; or
- Your current eligible account value, less any ineligible purchase payments.

On any other date, the MGWB Base equals:
- The MGWB Base on the previous ratchet date; plus
- Any eligible purchase payments applied since the previous ratchet date.

For purposes of calculating the MGWB Base on or prior to the first ratchet date, the endorsement date will be treated as the previous ratchet date for this calculation.

During the Withdrawal Phase, the MGWB Base is recalculated to reflect any election to exercise the MGWB Reset Option and to reflect any adjustments for partial withdrawals that cause the Maximum Annual Withdrawal to be exceeded. **See "Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base" below.**

Calculating the Maximum Annual Withdrawal. The Maximum Annual Withdrawal ("MAW") is the maximum amount that may be withdrawn from your eligible account value in any calendar year that the MGWB Endorsement is in effect, without reducing the MGWB Endorsement benefit guarantee in future years. The MAW is generally determined by multiplying the MAW Percentage (**see "Endorsement Withdrawal Options" above**) by the MGWB Base as of the date the MAW is determined.

The initial MAW is determined on the last day of the Growth Phase, by multiplying:
- The applicable MAW Percentage, based upon your age and the endorsement withdrawal option you select (**see "Endorsement Withdrawal Options" above**); by
- The MGWB Base as of that date.

Once determined, neither the endorsement withdrawal option nor the MAW Percentage may be changed.

Thereafter, the MAW will be recalculated each time the MGWB Base is increased or decreased (**see "Calculating the Minimum Guaranteed Withdrawal Benefit Base" above and "MGWB Reset Option" below**), so as to equal the MAW Percentage multiplied by the newly recalculated MGWB Base.

Calculating the MGWB Remaining Guaranteed Balance. The "MGWB Remaining Guaranteed Balance" is the amount guaranteed to be available for withdrawal from your eligible account value over time, while the MGWB Endorsement is in effect.

During the Growth Phase, the MGWB Remaining Guaranteed Balance is equal to the MGWB Base.

During the Withdrawal Phase, the MGWB Remaining Guaranteed Balance will be recalculated at the time of each withdrawal, at the time the MGWB Reset Option is exercised, and at the time any endorsement benefits are paid. **See "Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base," "MGWB Periodic Payments," and "MGWB Reset Option" below.**

In the event you have elected endorsement withdrawal option A (non life) and the MGWB Remaining Guaranteed Balance is reduced to zero, the MGWB Endorsement will terminate and no additional endorsement benefits will be paid.

Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base. Depending upon the amount of the withdrawal, a partial withdrawal can impact the value of the MGWB Remaining Guaranteed Balance and the MGWB Base. All amounts withdrawn, with the exception of any amounts withdrawn from a Roth 403(b) account, will be considered in determining the impact of the withdrawal on the MGWB Remaining Guaranteed Balance and the MGWB Base. Note that amounts that may have been classified as ineligible purchase payments will also be considered in determining the impact of the withdrawal on the MGWB Remaining Guaranteed Balance and the MGWB Base.

Withdrawals during each calendar year that cumulatively do not exceed the then-applicable MAW will decrease the MGWB Remaining Guaranteed Balance by the amount of each withdrawal, but will not result in a recalculation of the MGWB Base. **See APPENDIX VI – Example 1.**

Any withdrawal that causes the cumulative withdrawals for the current calendar year to exceed the MAW will immediately reduce the MGWB Remaining Guaranteed Balance and the MGWB Base to the lesser of:
- The MGWB Remaining Guaranteed Balance immediately prior to the withdrawal minus the amount of the withdrawal; or
- Your eligible account value immediately after the withdrawal.

See APPENDIX VI – Example 2.

For purposes of determining whether the MAW has been exceeded, and the value of the MGWB Remaining Guaranteed Balance, the amount of any withdrawal from the GAA will be the withdrawal amount reduced by any negative MVA, but not increased by any positive MVA. **See APPENDIX VI – Example 3. See also "Withdrawals from the GAA" below, APPENDIX I, and the GAA prospectus.**

Similarly, for purposes of determining whether the MAW has been exceeded and the value of the MGWB Remaining Guaranteed Balance, the amount of any withdrawal will be the amount after deduction of any early withdrawal charge. **See APPENDIX VI – Example 3. See also "Early Withdrawal Charges" below.**

Withdrawals will be taken on a pro rata basis from each variable and fixed investment option unless you direct otherwise. Withdrawals not taken on a pro rata basis as well as any withdrawal from a Fixed Allocation Investment Option, whether or not taken on a pro rata basis, may result in MGWB Rebalancing. **See "Investment Option Restrictions" below.**

Early Withdrawal Charges. Amounts withdrawn up to the MAW are not subject to early withdrawal charges. Amounts withdrawn in excess of the MAW are subject to any applicable early withdrawal charges.

Withdrawals from the GAA. Amounts withdrawn from the GAA are subject to any applicable market value adjustment ("MVA"). **See APPENDIX I and the GAA prospectus.**

Required Minimum Distributions. To the extent a withdrawal is taken to satisfy the Required Minimum Distribution ("RMD") rules of the Tax Code applicable to your account, and such withdrawal exceeds the MAW for a specific calendar year, the withdrawal will not cause a recalculation of the MGWB Remaining Guaranteed Balance or the MGWB Base, subject to the following rules:

- If, on the first business day of any calendar year, a participant's RMD for that calendar year, applicable to that participant's eligible account value, is greater than the MAW on that date, an Additional Withdrawal Amount will be set on that date to be equal to that portion of the RMD that exceeds the MAW. Otherwise, the Additional Withdrawal Amount will be set to zero;
- Any withdrawals taken in a calendar year will count first against the MAW for that calendar year;
- Once the MAW for the then-current calendar year has been taken, additional amounts withdrawn in excess of the MAW will count against and reduce any Additional Withdrawal Amount and are not considered withdrawals that exceed the MAW;
- Withdrawals that exceed the Additional Withdrawal Amount will reduce the MGWB Base and MGWB Remaining Guaranteed Balance, as described in "Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base" above. This will cause a recalculation of the MAW as described in "Calculating the Maximum Annual Withdrawal" above; and
- The Additional Withdrawal Amount is set to zero at the end of each calendar year and remains at zero until it is recalculated the following calendar year. The Additional Withdrawal Amount, when recalculated, will not include your RMD for a calendar year, or any portion thereof, which may otherwise be taken after the calendar year's end. **Therefore, the timing of taking your RMD is important in preserving the maximum benefit of the MGWB Endorsement.**

See APPENDIX VI – Example 4.

Special rules may apply to withdrawals from certain investment options. **See "Investment Option Restrictions" below.**

Automatic Periodic Benefit Status. As indicated in the Endorsement Withdrawal Options section above, if your eligible account value is reduced to zero (other than by a withdrawal that exceeds the MAW) while the MGWB Endorsement is in effect, the MGWB Endorsement will enter Automatic Periodic Benefit Status and MGWB Periodic Payments will be paid in accordance with the endorsement withdrawal option you have elected. **See "MGWB Periodic Payments" below.**

If your eligible account value is reduced to zero by a withdrawal that exceeds the MAW, your account and the MGWB Endorsement will terminate. In addition, all provisions of the contract will terminate with the exception of any provisions relating to a Roth 403(b) account. Such provisions will continue to apply with respect to the Roth 403(b) account value only.

When the MGWB Endorsement enters Automatic Periodic Benefit Status, the impacted participant account is modified as follows:
- Except for provisions relating to a Roth 403(b) account, no other benefits under the contract apply, other than as provided under the MGWB Endorsement;

- No additional purchase payments will be accepted, except purchase payments made to a Roth 403(b) account;
- Any other endorsements will terminate unless otherwise specified under the applicable endorsement or except to the extent that the MGWB Endorsement is applicable to the value in a Roth 403(b) account; and
- The impacted participant account (other than a Roth 403(b) account) and the MGWB Endorsement will terminate at the earliest of:
  ▷ Under endorsement withdrawal option A (non-life), payment of the final MGWB Periodic Payment; or
  ▷ Payment of the MGWB Death Benefit (**see "MGWB Death Benefit" below**).

If a participant is not receiving payments under a systematic distribution option at the time the MGWB Endorsement enters Automatic Periodic Benefit Status and the MAW exceeds the partial withdrawals for that endorsement year (including the partial withdrawal that caused the MGWB Endorsement to enter Automatic Periodic Benefit Status), the excess of the MAW over such partial withdrawals will be paid immediately to the participant.

MGWB Periodic Payments. Upon entering Automatic Periodic Benefit Status, you will begin to receive MGWB Periodic Payments equal to the MAW on the date the MGWB Endorsement enters such status. Unless you are receiving periodic payments under a systematic distribution option at the time Automatic Periodic Benefit Status begins, you will receive MGWB Periodic Payments annually. If you are receiving periodic payments under a systematic distribution option, MGWB Periodic Payments will begin with the next scheduled payment under this option and will be made at the same frequency in equal amounts such that the sum of all payments in each calendar year will equal the annual MGWB Periodic Payment.

Once you have entered Automatic Periodic Benefit Status, MGWB Periodic Payments will continue in accordance with the endorsement withdrawal option you have selected (**see "Endorsement Withdrawal Options" above**). In the event you elected endorsement withdrawal option A (non-life) and the MGWB Remaining Guaranteed Balance is less than or equal to the MAW at the time an MGWB Periodic Payment is due, that payment will equal the MGWB Remaining Guaranteed Balance and will be the final MGWB Periodic Payment.

MGWB Death Benefit. If you die while the MGWB Endorsement is in Automatic Periodic Benefit Status, MGWB Periodic Payments will end and to the extent an MGWB Remaining Guaranteed Balance remains under the MGWB Endorsement it will be payable as the MGWB Death Benefit. The MGWB Death Benefit will be payable in one lump-sum to the person or persons entitled to death benefit proceeds under the contract.

MGWB Reset Option. While the MGWB Endorsement is in the Withdrawal Phase, you may elect to reset the MGWB Base and the MGWB Remaining Guaranteed Balance to your eligible account value on the date we receive the reset request in good order. Any additional MAW amount resulting from the reset may be withdrawn during the remainder of that calendar year.

The MGWB Reset Option is subject to the following requirements:
- We must receive your reset request in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**" on or prior to an applicable reset option date;
- A reset may only be elected on a reset option date stated in your MGWB Endorsement schedule;
- Your eligible account value must be greater than the MGWB Base; and
- Your eligible account value must not have reached the maximum MGWB Base.

Currently, the reset option date is the first endorsement anniversary following the first day the MGWB Endorsement enters the Withdrawal Phase and occurring every 12 months thereafter.

If the MGWB Reset Option is exercised we may, at our discretion, increase or decrease the MGWB Endorsement Charge at the time of such exercise; however, it will never exceed the maximum MGWB Endorsement Charge shown in "MGWB Endorsement Charge" above. If we issued the MGWB Endorsement in this form as of the reset option date, the MGWB Endorsement Charge at time of reset will not exceed the charge then in effect for MGWB Endorsements issued prior to April 29, 2011, as of the current MGWB Endorsement's reset option date. In addition, upon reset, the MGWB Endorsement will become subject to any investment option restrictions then in effect for MGWB Endorsement issued at the time of reset.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you with guaranteed withdrawals (subject to the terms and conditions described in this prospectus), we require that your eligible account value be allocated in accordance with certain limitations. In general, to the extent you choose not to invest in Accepted Investment Options, we require that at least 25% of your eligible account value not so invested be invested in the Fixed Allocation Investment Options. We will require this allocation regardless of your investment instructions to the contrary as described below.

While the MGWB Endorsement is in effect, eligible account value allocated to investment options other than Accepted Investment Options will be rebalanced so as to maintain at least 25% of such eligible account value in the Fixed Allocation Investment Options. **See "MGWB Rebalancing" below.**

Accepted Investment Options. Currently, the only Accepted Investment Option is the VY® Invesco Equity and Income Portfolio. We may designate newly available investment options as Accepted Investment Options or reclassify any existing investment options as Accepted Investment Options.

Conditional Investment Options. Conditional Investment Options consist of the following three categories:
- **Fixed Allocation Investment Options:** Currently, the Fixed Allocation Investment Options are the Voya Fixed Account, the Voya Intermediate Bond Portfolio and the GAA. We may add newly-available investment options as Fixed Allocation Investment Options;
- **Restricted Investment Options:** Currently, there are no investment options designated as Restricted Investment Options. Transfers or deposits into Restricted Investment Options are not permitted while the MGWB Endorsement is in effect. We may in the future designate newly-available investment options as Restricted Investment Options; and
- **Other Investment Options:** We call any investment not designated as a Fixed Allocation Investment Option, Restricted Investment Option or Accepted Investment Option an "Other Investment Option." Other Investment Options are subject to restrictions as to the amount of eligible account value that may be invested or transferred into such investment options.

Fixed Rebalancing Investment Option. The Voya Intermediate Bond Portfolio is designated as the Fixed Rebalancing Investment Option.

MGWB Rebalancing. If, on any MGWB Rebalancing Date (defined below), your eligible account value invested in the Fixed Allocation Investment Options is less than 25% of your eligible account value invested in the Conditional Investment Options, we will automatically rebalance your eligible account value allocated to the Conditional Investment Options so that 25% of this amount is allocated to the Fixed Allocation Investment Options. Any amount so rebalanced will be allocated to the Fixed Rebalancing Investment Option. Accepted Investment Options are excluded from MGWB Rebalancing. MGWB Rebalancing is done on a pro rata basis from the Other Investment Options to the Fixed Rebalancing Investment Option and will be the last transaction processed on that date.

The MGWB Rebalancing Dates are as follows:
- The endorsement date and any endorsement anniversary;
- Any day on which you withdraw amounts from the Fixed Allocation Investment Options;
- Any day on which you transfer or reallocate amounts from the Fixed Allocation Investment Options, whether such transfer or reallocation is automatic or directed by you; and
- Any day on which we receive transfer/rollover amounts that are considered eligible purchase payments under the MGWB Endorsement.

See APPENDIX VI.

MGWB Rebalancing will not occur on an MGWB Rebalancing Date if you are entirely invested in Accepted Investment Options or if at least 25% of your eligible account value invested in the Conditional Investment Options is allocated to the Fixed Allocation Investment Options.

MGWB Rebalancing is separate from any other automatic rebalancing under the contract. However, if another automatic rebalancing option under the contract causes your allocations to be out of compliance with the investment option restrictions noted above, MGWB Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations.

In certain circumstances MGWB Rebalancing may result in a reallocation into the Fixed Rebalancing Investment Option even if you have not previously been invested in it. **See APPENDIX VI. By electing to purchase the MGWB Endorsement, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Rebalancing Investment Option.**

Cancellation of the MGWB Endorsement. You may cancel the MGWB Endorsement on the fifth endorsement anniversary, on the tenth endorsement anniversary or on any endorsement anniversary thereafter by providing us written notice in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company** on or prior to the applicable endorsement anniversary.

Other than as provided under "Automatic Periodic Benefit Status" above, the MGWB Endorsement will automatically terminate on the next valuation following the occurrence of the following:
- The MGWB Guaranteed Remaining Balance is reduced to zero (if a non life endorsement withdrawal option was elected);
- The contract is terminated in accordance with contractual provisions;
- You initiate a loan;
- You initiate income phase payments; or
- You die.

The MGWB Endorsement has no cash surrender value or other non-forfeiture benefits upon termination.

Federal Tax Considerations. We currently treat any amounts paid to you under the MGWB Endorsement while in Automatic Periodic Benefit Status as income phase payments rather than withdrawals.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of a contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. In addition, for the employer account and certain employee accounts, except for a distribution due to a financial hardship as defined by the plan, the contract holder must provide written certification that the distribution is in accordance with the terms of the plan. To determine what systematic distribution options are available, contact the Customer Service at the telephone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

The systematic distribution options currently available under a contract include the following:
- **SWO – Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on the payment method selected. It is designed for those who want a periodic income while retaining investment flexibility for amounts accumulated under a contract. This option may not be available if you have an outstanding loan; and
- **ECO/Recurring RMD Payment – Estate Conservation Option.** This option offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under this option, the Company calculates the minimum distribution amount required by law (generally at age 72 (age 70½ if born before July 1, 1949) or retirement, if later) and pays you that amount once a year.

> **Features of a Systematic Distribution Option**
>
> A systematic distribution option allows you to receive regular payments from your account, without moving into the income phase. By maintaining your account in the accumulation phase, certain rights and flexibility are retained and any accumulation phase fees may apply. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other Systematic Distribution Options. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your local representative or from us at the address and telephone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Availability of Systematic Distribution Options. The Company reserves the right to discontinue the availability of a systematic distribution option and/or change the terms of future elections. If we discontinue the availability of a systematic distribution option, we will continue to make payments to those participants who elected that option prior to the date it became unavailable.

Terminating a Systematic Distribution Option. Once a systematic distribution option is elected, you may revoke it at any time by submitting a written request to the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Any revocation will apply only to the amount not yet paid. Once an option is revoked for an account, it may not be elected again until the next calendar year, nor may any other systematic distribution option be elected unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. **See "FEDERAL TAX CONSIDERATIONS."**

LOANS

Availability. You may take out a loan from your account value during the accumulation phase. Loans are only allowed from amounts allocated to certain subaccounts and fixed interest options. Additional restrictions may apply under the Tax Code, ERISA (if applicable), your plan or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Requests. If you are eligible to obtain a loan, you may request one by telephone or, where applicable, electronically. **Contact Customer Service at the telephone number referenced under "CONTRACT OVERVIEW – Questions: Contacting the Company" for information on how to request a loan.** Read the terms of the loan agreement before submitting any request.

Loan Interest. Under the SUNY ORP contract, interest will be charged on loan amounts. The difference between the rate charged and the rate credited on the loans under the SUNY ORP contract is currently 2.50% (i.e., a 2.50% loan interest rate spread). The loan interest rate spread is retained by the Company. The loan interest rate spread for SUNY Voluntary Plan contracts is 0.0%, meaning the amount of interest charged, if any, is equal to the amount credited.

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary you name for your account. The designated beneficiary may be changed at any time. Such change will not become effective until a request in good order is received by us. **Contact Customer Service at the telephone number referenced under "CONTRACT OVERVIEW – Questions: Contacting the Company" for information on how to initiate a beneficiary change.** In the event there is no beneficiary designated on your account, the death benefit will be payable to your estate.

> This section provides information about the accumulation phase. **For death benefit information applicable to the income phase see "INCOME PHASE."**

During the Accumulation Phase (SUNY Voluntary 403(b) Plans only)

Payment Process:
- Following your death, your beneficiary must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and a payment request in good order at Customer Service at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**," we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death and no distribution will be made.

Benefit Payment Options. If you die during the accumulation phase of your account, the following payment options are available to your beneficiary, if allowed by the Tax Code:
- Lump-sum payment;
- Payment in accordance with any of the available income phase payment options. **See "INCOME PHASE –** *Income Phase Payment Options***";** or
- Payment in accordance with an available systematic distribution option (subject to certain limitations). **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

The beneficiary may also leave the account value invested in the contract, subject to Tax Code limits on the length of time amounts may remain invested and subject to market fluctuation.

Guaranteed Death Benefit. Effective December 31, 2006, a guaranteed death benefit was made available under the contract, which generally guarantees that the death benefit payable under the contract will never be less than the amount of adjusted purchase payments made to your account (as defined below), less a proportional adjustment for amounts withdrawn or borrowed from your account. The guaranteed death benefit applies to all death benefits payable on or after December 31, 2006. There is no additional charge for the guaranteed death benefit.

Calculating the Value of the Death Benefit. The death benefit is guaranteed to be the greater of (a) or (b) as calculated as of the next valuation following our receipt of proof of death and a payment request in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**," where:
(a) is the adjusted purchase payment total, which is the sum of all purchase payment(s) to your account, minus a proportional adjustment for withdrawals and amounts taken as a loan, which amount will never be less than zero; and
(b) is the current account value, excluding amounts taken as a loan, plus any positive aggregate market value adjustment, as applicable. **See "APPENDIX I" and the GAA prospectus for further information regarding the market value adjustment.**

If the amount of (a) is greater than the amount in (b), the Company will deposit the difference in your account. The amount, if any, will be credited to the Voya Government Money Market Portfolio and deposited as of the second valuation (the date of the second close of the NYSE) following our receipt of proof of death acceptable to us and a payment request in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

If the beneficiary in that situation requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any positive market value adjustment, as of the third valuation (the date of the third close of the NYSE) following our receipt of proof of death acceptable to us and a payment request in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

If the amount of (a) is less than the amount in (b) and the beneficiary requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, as of the second valuation (the date of the second close of the NYSE) following our receipt of proof of death acceptable to us and a payment request in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

In the event a beneficiary elects to defer distribution of the death benefit, the amount paid to the beneficiary when the beneficiary elects to begin distribution of the death benefit will equal the current account value, excluding any amounts taken as a loan, as of the next valuation (the date of the next close of the NYSE) following our receipt of the distribution request. The amount paid may be more or less than the amount of the death benefit determined above on the date notice of death and an election to defer payment was received. No additional death benefit is payable upon the beneficiary's death.

Calculating Adjusted Purchase Payments. For accounts established on or after December 31, 2006, the adjusted purchase payment total above is initially equal to the first purchase payment. For accounts established before December 31, 2006, the adjusted purchase payment total is initially equal to the current account value, excluding any amounts taken as a loan, as of the close of the NYSE on the last business day in December 2006 on which the NYSE was open (December 29, 2006). For all accounts, the adjusted purchase payment total is then adjusted for each subsequent purchase payment, loan repayment or partial withdrawal. The adjustment for subsequent purchase payments and loan repayments will be dollar for dollar. The adjustment for partial withdrawals will be proportionate, reducing the adjusted purchase payment total in the same proportion that the current account value, excluding any amounts taken as loans, was reduced on the date of the partial withdrawal. The proportionate adjustment of the adjusted purchase payment total for each partial withdrawal is defined as the adjusted purchase payment total at that time, multiplied by the fraction A divided by B (A/B), where:

A   is the current account value, excluding amounts taken as a loan, immediately after the partial withdrawal; and

B   is the current account value, excluding amounts taken as a loan, before the partial withdrawal.

Payment of Death Benefit or Proceeds.

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account (described in "**The Retained Asset Account**" below) or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. **The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.**

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time and these requirements have recently changed generally for deaths after January 1, 2020. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. The CARES Act includes temporary relief from certain of the Tax Code rules applicable to the distribution of the death benefit. **See "FEDERAL TAX CONSIDERATIONS" for additional information.**

During the Accumulation Phase (SUNY ORP Plans only)

Payment Process:
- Following your death, your beneficiary must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and a payment request in good order at Customer Service at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**," we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death and no distribution will be made.

Benefit Payment Options. If you die during the accumulation phase of your account, the following payment options are available to your beneficiary, if allowed by the Tax Code:

- Lump-sum payment;
- Payment in accordance with any of the available income phase payment options. **See "INCOME PHASE –** *Income Phase Payment Options*"; or
- Payment in accordance with an available systematic distribution option (subject to certain limitations). **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

The beneficiary may also leave the account value invested in the contract, subject to Tax Code limits on the length of time amounts may remain invested and subject to market fluctuation.

The Value of the Death Benefit. The death benefit will be based on your account value as calculated on the next valuation following the date on which we receive proof of death and a death claim in good order. Interest on amounts invested in the fixed interest options, if any, will be paid from the date of death at a rate no less than required by law. For amounts held in the GAA, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. We will not apply a negative aggregate market value adjustment in connection with the payment of a death benefit, regardless of when the request for payment is made. **We describe the market value adjustment in APPENDIX I and in the GAA prospectus.**

The contracts provide a guaranteed death benefit that can be elected within the first six months after your death. A beneficiary who (i) elects an income phase payment option; (ii) takes a total distribution of the account; or (iii) if the beneficiary is your spouse, registers the account in his or her name, may elect to receive the guaranteed death benefit provided he or she has notified the Company of such election within six months after the participant's death. The guaranteed death benefit is the greater of A or B, where:

A Is the sum of payments (minus any applicable premium tax) made to your account, minus a dollar for dollar adjustment for amounts withdrawn, taken as a loan or applied to an income phase payment option from your account; or

B Is your account value, minus any outstanding loan balance, and plus any positive aggregate market value adjustment that applies to amounts allocated to the GAA on the date that notice of death and request for payment or notice of election of the death benefit are received in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

For accounts established on or after February 1, 2004, the adjustment for amounts withdrawn, taken as a loan or applied to an income phase payment option from your account in (A) above will be proportionate (i.e., the sum of payments will be reduced in the same proportion that the account value was reduced on the date of the withdrawal or application to an income phase payment option), if it would result in a higher death benefit.

A beneficiary may not make this election after he or she has initiated income phase payments or has taken a total account distribution.

If the amount of (A) is greater than the amount in (B), the Company will deposit to the account the amount by which the death benefit exceeds the account value. The amount paid to the beneficiary will equal the account value on the date the payment request is processed. The amount paid to the beneficiary may be more or less than the amount of the death benefit determined in (A) when the notice of death was received.

If the beneficiary's election of the death benefit is made more than six months after your death, the death benefit will be equal to the account value plus any positive aggregate market value adjustment.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. **The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.**

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time and these requirements have recently changed generally for deaths after January 1, 2020. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. The CARES Act includes temporary relief from certain of the Tax Code rules applicable to the distribution of the death benefit. **See "FEDERAL TAX CONSIDERATIONS" for additional information.**

INCOME PHASE

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

Initiating Payments. At least 30 days prior to the date you want to start receiving income phase payments, you must notify us in writing of the following:
- Payment start date;
- Income phase payment option (see the income phase payment options table in this section);
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, variable or a combination of both fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

We may have used the following terms in prior prospectuses:

- **Annuity Phase** – Income Phase

- **Annuity Option** – Payment Option

- **Annuity Payment** – Income Phase Payment

- **Annuitization** – Initiating Income Phase Payments

The account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump-sum.

What Affects Income Phase Payments? Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments (if any) selected, and whether you select variable or fixed payments. As a general rule, more frequent income phase payments will result in smaller individual income phase payments. Likewise, income phase payments that are anticipated over a longer period of time will also result in smaller individual income phase payments.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payment amounts do not vary over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available during the income phase. You may make up to 12 transfers per calendar year among available variable investment options. The subaccounts available for investment during the income phase may be different than those available for investment during the accumulation phase. For information about the subaccounts available during the income phase, please contact Customer Service at the telephone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." For variable income phase payments, an assumed net investment rate must be selected.

Payments from Fixed Plus Account Values. If a nonlifetime income phase payment option is selected, only fixed income phase payments may be made from amounts held in the Fixed Plus Account and Fixed Plus Account II A during the accumulation phase.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3.50%. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.50% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, request a copy of the SAI by calling the Company. **See "CONTRACT OVERVIEW – Questions: Contacting the Company."**

Required Minimum Payment Amounts. The income phase payment option selected must result in one or both of the following:
- A first income phase payment of at least $20; or
- Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, you must elect a lump-sum payment.

Charges Deducted. When you select an income phase payment option (one of the options listed in the tables on the following page), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. We may also deduct a daily administrative charge of 0.25% annually from amounts held in the subaccounts. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following "*Income Phase Payment Options*" table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**:" If the death benefit is not taken in a lump sum, your beneficiary must meet the distribution rules imposed by the Tax Code. These rules recently changed for deaths occurring after January 1, 2020. Failure to meet these rules can result in tax penalties. See "**FEDERAL TAX CONSIDERATIONS –** *Taxation of Qualified Contracts* **– Required Distributions Upon Death**" for the distribution rules imposed by the Tax Code.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address referenced under **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. **See "DEATH BENEFIT – The Retained Asset Account"** for more information about the retained asset account.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. **See "FEDERAL TAX CONSIDERATIONS."**

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. The Tax Code and/or some contracts restrict the options and the terms available to you and/or your beneficiary. **See "FEDERAL TAX CONSIDERATIONS."** Check with your plan sponsor for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the Tables:
- **Annuitant –** The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary –** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for a choice of five to 20 years or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump-sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income-Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • This option allows a choice of 100%, 66²/³% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** Payments end after the deaths of both annuitants.
Life Income-Two Lives-Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 60 months, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment will continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump-sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income-Cash Refund Option-fixed payment only	**Length of Payments:** For as long as the annuitant lives. **Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income payments paid.

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* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until you attain age 95.

Life Income-Two Lives-Cash Refund Option- fixed payment only	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income payments paid.
Nonlifetime Income Phase Payment Options	
Nonlifetime- Guaranteed Payments[*]	**Length of Payments:** Payments generally may be fixed or variable and may be made for three to 30 years. However, for amounts held in the Fixed Plus Account and Fixed Plus Account II A during the accumulation phase, the payment must be on a fixed basis and must be for 6 to 30 years. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract owner, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.

_____
* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until you attain age 95.

Lump-Sum Payment: If the "Nonlifetime-Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump-sum. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company.**"

Calculation of Lump-Sum Payments. If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for fixed payments, or the 3.50% or 5.0% assumed net investment rate for variable payments).

FEDERAL TAX CONSIDERATIONS

Introduction

The contracts described in this prospectus are designed to be treated as annuities for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contracts. The U.S. federal income tax treatment of the contracts is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contracts;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contracts or transactions involving the contracts; and
- No assurance can be given that the Internal Revenue Service ("IRS") would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this Section:
- **Introduction;**
- **Taxation of Qualified Contracts;**
- **Possible Changes in Taxation; and**
- **Taxation of the Company.**

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986 (the "Tax Code") that apply to your tax concerns.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contracts with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.

Qualified Contracts. The contracts described in this prospectus may be purchased on a tax-qualified basis (qualified contracts). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 403(b) and 414(h) of the Tax Code. **Employers or individuals intending to use the contracts with such plans should seek legal and/or advice.**

Roth Accounts. Tax Code Section 402A allows employees of public schools and certain Tax Code 501(c) organizations offering 403(b) plans to contribute after-tax salary contributions to a Roth 403(b) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Qualified Contracts

Temporary Rules Under the CARES Act

On March 27, 2020, Congress passed and the President signed into law the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). Among other provisions, the CARES Act includes temporary relief from certain of the Tax Code rules described below. The scope and availability of this temporary relief may vary depending on a number of factors, including (1) the type of plan with which the contract is used; (2) whether your plan implements a particular type of relief; (3) your specific circumstances; and (4) future guidance issued by the Internal Revenue Service and the Department of Labor. **You should consult with a tax and/or legal adviser to determine if relief is available to you before taking or failing to take any actions involving the contract or your interest in the contract.**

Required Minimum Distributions. The CARES Act waives the requirement to take minimum distributions from defined contribution plans in 2020. The waiver applies to any minimum distribution due from such an arrangement in 2020, including minimum distributions with respect to the 2019 tax year that are due in 2020.

The relief applies both to lifetime and post-death minimum distributions due in 2020. In that regard, the CARES Act also provides that if the post-death five-year rule described below under "**Required Distributions Upon Death**" applies, the five-year period is determined without regard to calendar year 2020. It is unclear whether this special exception extends to the ten-year period also described below under that same heading.

Distributions. The CARES Act provides relief for coronavirus-related distributions made from certain qualified plans to a "qualified individual" (defined below). The relief:
- Permits in-service distributions, even if such amounts are not otherwise distributable from the plan under Tax Code sections 401(k), 403(b), or 457;
- Provides an exception to the 10% Additional Tax under Tax Code section 72(t);
- Exempts the distribution from the mandatory 20% withholding applicable to eligible rollover distributions;
- Permits the employee to include income attributable to the distribution over the three-year period beginning with the year the distribution would otherwise be taxable unless the taxpayer elects out; and
- Permits recontribution of the distribution to a plan or IRA within three years, in which case the recontribution is generally treated as a direct trustee to trustee transfer within 60 days of the distribution.

The distribution must come from an "eligible retirement plan" within the meaning of Tax Code section 402(c)(8)(B), i.e., a 401(a) plan, 403(a) plan, 403(b) plan, or governmental 457(b) plan, including Roth arrangements. The relief is limited to aggregate distributions of $100,000. The relief applies to such distributions made at any time during the 2020 calendar year.

Individuals Eligible for Withdrawal and Loan Relief. Only a "qualified individual" is eligible for the withdrawal and loan relief provided under the CARES Act. A "qualified individual" is an individual in one of the following categories:

- The individual is diagnosed with the virus SARS-CoV-2 or with coronavirus disease 2019 ("COVID-19") by a test approved by the Centers for Disease Control and Prevention;
- The individual's spouse or dependent is diagnosed with such virus or disease; or
- The individual experiences adverse financial consequences as a result of being quarantined, being furloughed or laid off or having work hours reduced due to such virus or disease, being unable to work due to lack of child care due to such virus or disease, closing or reducing hours of a business owned or operated by the individual due to such virus or disease, or other factors as determined by Internal Revenue Service.

The CARES Act provides that the administrator of an eligible retirement plan may rely on an employee's certification that the employee is a qualified individual as defined above.

Eligible Retirement Plans and Programs

The contracts may be purchased with the following retirement plans and programs to accumulate retirement savings:
- **401(a) Plans.** Section 401(a) of the Tax Code permits certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees; and
- **403(b) and Roth 403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. The Tax Code also allows employees of 501(c)(3) organizations and public schools to contribute after-tax salary contributions to a Roth 403(b) account, which provides for tax-free distributions, subject to certain restrictions.

The Company may offer or have offered the contract for use with certain other types of qualified plans. Please see your contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

Special Considerations for Section 403(b) Plans. In addition to being offered as an investment option under the contracts, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in "**INVESTMENT OPTIONS**" – Funds Available Through the Separate Account – Public Funds." In order to qualify for favorable tax treatment under Tax Code Section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code Section 403(b), notwithstanding that contract purchase payments are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid by the contract holder's employer into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code Section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 was issued before 403(b) plans could offer a Roth contribution feature. However, we believe that this analysis should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code Section 403(b). You should consider consulting with a tax and/or adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

Taxation

The tax rules applicable to qualified contracts vary according to the type of qualified contract, the specific terms and conditions of the qualified contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (e.g., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract owners, sponsoring employers, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or programs, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract holders, sponsoring employers, participants, annuitants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek legal and/or advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

401(a), 403(b) and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $57,000 (as indexed for 2020). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 403(b) or Roth 403(b) plan to generally no more than $19,500 (as indexed for 2020). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 403(b) salary reduction contributions are made on an after-tax basis.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 403(b) or Roth 403(b) plan of a government employer who is at least age 50 by the end of the participant's taxable year may contribute an additional amount ("Age 50 Catch-ups") not to exceed the lesser of:

- $6,500; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

For advice with respect to these catch-up provisions, please consult your own tax and/or legal adviser.

Distributions - General

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, and death benefit proceeds. If a portion of a distribution is taxable, the distribution will be reported to the IRS.

401(a) and 403(b) Plans. Distributions from these plans are generally taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that a distribution of a pre-tax account is reported as a taxable distribution, even if you roll over the distribution within 60 days.

A distribution is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal; or
- Otherwise not recognized under applicable regulations as eligible for rollover.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a) or 403(b) plan (collectively, "qualified plans").

Exceptions to the 10% additional tax may apply if:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over tax free into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is a qualified birth or adoption distribution;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters; or
- You have unreimbursed medical expenses that are deductible (without regard to whether you itemized deductions);
- You have separated from service with the plan sponsor at or after age 55;
- You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO").

The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth 403(b). A partial or full distribution of purchase payments to a Roth 403(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 403(b) account is defined as a distribution that meets the following two requirements:

- The distribution occurs after the five-year taxable period measured from the earlier of:
  - ▷ The first taxable year you, as applicable, made a contribution to a Roth IRA or a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  - ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  - ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary or estate, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Distributions – Eligibility

Distributions from qualified plans (as described in this prospectus) generally may occur only upon the occurrence of certain events. The terms of your plan will govern when you are eligible to take a distribution from the plan. The following describes circumstances when you may be able to take a distribution from certain more common types of plans.

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan distributions generally may occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 59½; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) and Roth 403(b) Plans. Subject to the terms of your 403(b) or Roth 403(b) plan, distribution of certain salary reduction contributions and earnings generally may occur only upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- The birth or adoption of a child;
- Financial hardship (contributions only, not earnings);
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Section 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Before we process a withdrawal request we generally are required to confirm with your 403(b) plan sponsor or otherwise that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

Lifetime Required Minimum Distributions (401(a), 403(b) and Roth 403(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:
- The start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 72 (age 70½ if born before July 1, 1949) or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless:
- Under 401(a) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 72 (age 70½ if born before July 1, 1949); or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. You must receive distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer, and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code Section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions Upon Death (401(a), 403(b) and Roth 403(b) Plans)

Upon your death, any remaining interest in a 403(b) and Roth 403(b) plan must be distributed in accordance with federal income tax requirements under Section 401(a)(9) of the Tax Code. The death benefit provisions of your contract will be interpreted to comply with those requirements. The post-death distribution requirements were amended, applicable generally with respect to deaths occurring after 2019, by the Setting Every Community Up for Retirement Enhancement Act ("SECURE Act"), which was part of the larger Further Consolidated Appropriations Act, 2020. The post-death distribution requirements under prior law continue to apply in certain circumstances.

Prior Law. Under prior law, if an employee under an employer sponsored retirement plan dies prior to the required beginning date, the remaining interest must be distributed (1) within five years after the death (the "five-year rule"), or (2) over the life of the designated beneficiary, or over a period not extending beyond the life expectancy of the designated beneficiary, provided that such distributions commence within one year after death (the "lifetime payout rule"). If the employee dies on or after the required beginning date (including after the date distributions have commenced in the form of an annuity), the remaining interest must be distributed at least as rapidly as under the method of distribution being used as of the date of death (the "at-least-as-rapidly rule").

The New Law. Under the new law, if you die after 2019, and you have a designated beneficiary, any remaining interest must be distributed within ten years after your death, unless the designated beneficiary is an eligible designated beneficiary ("EDB") or some other exception applies. A designated beneficiary is any individual designated as a beneficiary by the employee. An EDB is any designated beneficiary who is (1) your surviving spouse, (2) your minor child, (3) disabled, (4) chronically ill, or (5) an individual not more than ten years younger than you. An individual's status as an EDB is determined on the date of your death. This ten-year post-death distribution period applies regardless of whether you die before your required beginning date or you die on or after that date (including after distributions have commenced in the form of an annuity). However, if the beneficiary is an EDB and the EDB dies before the entire interest is distributed under this ten-year rule, the remaining interest must be distributed within ten years after the EDB's death (i.e., a new ten-year distribution period begins).

Instead of taking distributions under the new ten-year rule, an EDB can stretch distributions over life, or over a period not extending beyond life expectancy, provided that such distributions commence within one year of your death, subject to certain special rules. In particular, if the EDB dies before the remaining interest is distributed under this stretch rule, the remaining interest must be distributed within ten years after the EDB's death (regardless of whether the remaining distribution period under the stretch rule was more or less than ten years). In addition, if your minor child is an EDB, the child will cease to be an EDB on the date the child reaches the age of majority, and any remaining interest must be distributed within ten years after that date (regardless of whether the remaining distribution period under the stretch rule was more or less than ten years).

If your beneficiary is not an individual, such as a charity, your estate, or in some cases a trust, any remaining interest after your death generally must be distributed under prior law in accordance with the five-year rule or the at-least-as-rapidly rule, as applicable (but not the lifetime payout rule). However, if your beneficiary is a trust and all the beneficiaries of the trust are individuals, the new law may apply pursuant to special rules that treat the beneficiaries of the trust as designated beneficiaries, including special rules allowing a beneficiary of a trust who is disabled or chronically ill to stretch the distribution of their interest over their life or life expectancy in some cases. You should consult a professional tax adviser about the federal income tax consequences of your beneficiary designations, particularly if a trust is involved.

More generally, the new law applies if you die after 2019, subject to several exceptions. In particular, if you are an employee under a governmental plan, the new law applies to your interest in that plan if you die after 2021. In addition, if your plan is maintained pursuant to one or more collective bargaining agreements, the new law generally applies to your interest in that plan if you die after 2021 (unless the collective bargaining agreements terminate earlier).

In addition, the new post-death distribution requirements generally do not apply if the employee died prior to January 1, 2020. However, if the designated beneficiary of the deceased employee dies after January 1, 2020, any remaining interest must be distributed within ten years of the designated beneficiary's death. Hence, this ten-year rule generally will apply to a contract issued prior to 2020 which continues to be held by a designated beneficiary of an employee who died prior to 2020.

It is important to note that under prior law, annuity payments that commenced under a method that satisfied the distribution requirements while the employee was alive could continue to be made under that method after the death of the employee. Under the new law, however, if you commence taking distributions in the form of an annuity that can continue after your death, such as in the form of a joint and survivor annuity or an annuity with a guaranteed period of more than ten years, any distributions after your death that are scheduled to be made beyond the applicable distribution period imposed under the new law might need to be accelerated at the end of that period (or otherwise modified after your death if permitted under federal tax law and by us) in order to comply with the new post-death distribution requirements.

Certain transition rules may apply. Please consult your tax adviser.

Start Dates for Spousal Beneficiaries. Under the new law, as under prior law, if your beneficiary is your spouse, your surviving spouse can delay the application of the post-death distribution requirements until after your surviving spouse's death by transferring the remaining interest tax-free to your surviving spouse's own IRA.

The post-death distribution requirements are complex and unclear in numerous respects. The Internal Revenue Service and U.S. Department of the Treasury have issued very little guidance on the new law. In addition, the manner in which these requirements will apply will depend on your particular facts and circumstances. You may wish to consult a professional tax adviser for tax advice as to your particular situation.

Withholding

Taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status, and we may require additional documentation prior to processing any requested distribution.

401(a), 403(b) and Roth 403(b) Plans. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain other distributions described in the Tax Code.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, any withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

In-Plan Roth Rollovers

Tax Code Section 403(b) plans may add a "qualified Roth contribution program," under which, if available, employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 403(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "**Qualified Distributions - Roth 403(b)**" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Code Section 72(t) that would normally apply to distributions from a 403(b) plan to the extent such amounts are attributable to rollovers from a 403(b) plan. However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, in-plan Roth rollovers may not be available through the contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 403(b) and Roth 403(b) Plans. Your beneficial interest in the contract may not be assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

Tax Consequences of Living Benefits and Enhanced Death Benefits

Living Benefits. Except as otherwise noted below, when a full or partial withdrawal from a contract occurs under a minimum guaranteed withdrawal benefit rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract previously included in your gross income, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. The income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the MGWB Endorsement could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes. Please consult your tax and/or legal adviser about the tax consequences of living benefits.

Enhanced Death Benefits. The contract offers a death benefit that may exceed the greater of purchase payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit, which may result in currently taxable income and could affect the amount of required minimum distributions. Additionally, because certain charges are imposed with respect to some of the available death benefits it is possible these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract. Please consult your tax and/or legal adviser about the tax consequences of enhanced death benefits.

Same-Sex Marriages

The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. U.S. Treasury Department regulations provide that for federal tax purposes, the term "spouse" does not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship that is not denominated as a marriage under the laws of the state where the relationship was entered into, regardless of domicile. As a result, if a beneficiary of a deceased owner and the owner were parties to such a relationship, the beneficiary will be required by federal tax law to make distributions from the contract in the manner applicable to non-spouse beneficiaries and will not be able to continue the contract. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed. Because we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in the tax laws and/or in their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against a separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

In calculating our corporate income tax liability, we may claim certain corporate income tax benefits associated with the investment company assets, including separate account assets, which are treated as company assets under applicable income tax law. These benefits may reduce our overall corporate income tax liability. Under current law, such benefits include foreign tax credits and corporate dividends received deductions. We do not pass the tax benefits through to the holders of the separate account because (i) the contract owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the contract. We reserve the right to change these tax practices.

CONTRACT DISTRIBUTION

General. The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker/dealer with the SEC. Voya Financial Partners, LLC is also a member of the FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker/dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker/dealers as "distributors." Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets range from 0% to 7%. The commission paid on recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 3% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset-based commission ranging up to 0.50%, and may also pay asset based compensation equal to 0.10% of systematic distribution option payments, including payments under the MGWB Endorsement. **See "SYSTEMATIC DISTRIBUTION OPTIONS" and "OPTIONAL MINIMUM GUARANTEED WITHDRAWAL BENEFIT ENDORSEMENT."**

We may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain purchase payments received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total purchase payments. In certain situations, we may reduce the compensation we pay if we have agreed with a plan sponsor to reimburse expenses related to the services of the plan's third party administrator. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. These other promotional incentives or payments may be limited to contracts offered to certain plans, may not be offered to all distributors, and may be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when funds advised by the Company or its affiliates ("affiliated funds") are selected by a contract holder than when unaffiliated funds are selected. Additionally, management personnel of the Company, and of its affiliated broker/dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2019, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

1.	Morgan Stanley Smith Barney LLC	14.	Woodbury Financial Services, Inc.
2.	LPL Financial LLC	15.	American Portfolios Financial Services, Inc.
3.	Northwestern Mutual Investment Services, Inc.	16.	Securities America, Inc.
4.	Kestra Investment Services, LLC	17.	RBC Capital Markets, LLC
5.	Voya Financial Advisors, Inc.	18.	Primerica Financial Services, Inc.
6.	Lincoln Investment Planning, Inc.	19.	Cetera Advisors LLC
7.	Ameriprise Financial Services, Inc.	20.	MMA Securities LLC
8.	Park Avenue Securities, LLC	21.	SagePoint Financial, Inc.
9.	Royal Alliance Associates, Inc.	22.	Cetera Investment Services LLC
10.	Regulus Advisors, LLC	23.	Purshe Kaplan Sterling Investments, Inc.
11.	Lincoln Financial Advisors Corporation	24.	M Holdings Securities, Inc.
12.	NYLIFE Securities LLC	25.	Ameritas Investment Corp.
13.	Cetera Advisor Networks LLC		

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts and/or services over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements. Please be aware that:

- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;

- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request. We are not currently making any such payments in connection with the sale of these contracts; and
- At the direction of the contract owner, the Company may make payments to the contract owner, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

OTHER TOPICS

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of payments or loan repayments. In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**" or by calling 1-800-584-6001.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your account value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

Transfer of Ownership; Assignment

No assignment of a contract will be binding on us unless made in writing and sent to us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract owner and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee of record.

Contract Modification

We may change the contract as required by federal or state law, including any future changes necessary to maintain the contract or account as a designated Roth 403(b) annuity contract or account under the Tax Code, regulations, IRS rulings or requirements. In addition, unless we are otherwise restricted under the terms of the contract, we may, generally, upon 30 days' written notice (some provisions under the contract may require a longer notice period) to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holidays) or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable fairly to determine the value of the subaccount's assets; or
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

	Page
General Information and History	2
Variable Annuity Account C	2
Offering and Purchase of Contracts	3
Income Phase Payments	3
Sales Material and Advertising	4
Performance Reporting	4
Experts	5
Financial Statements of the Separate Account	S-1
Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company	C-1

You may request an SAI by calling Customer Service at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

Effective December 1, 2017, the Guaranteed Accumulation Account ("GAA") will close to new allocations through the SUNY ORP contracts. Amounts currently held in the GAA on and after December 1, 2017, may remain invested in the GAA until the end of the guaranteed term, but transfers and withdrawals prior to the end of the guaranteed term will be subject to a market value adjustment ("MVA"). If at the end of a GAA guaranteed term the Company has not received new allocation instructions, amounts held in the maturing guaranteed term will automatically be allocated to a new guaranteed term as follows, based on availability:

- To a guaranteed term of the same duration, if available;
- To a guaranteed term with the next shortest duration, if available; or
- To a guaranteed term with the next longest duration.

Additional information about this option may be found in the contract and an endorsement to the contract.

The GAA is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts allocated to GAA will be deposited in a nonunitized separate account established by the Company. This appendix is only a summary of certain facts about GAA. Please read the GAA prospectus before investing in this option. You may obtain a copy of the GAA prospectus by contacting us at the address or telephone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The GAA may not be available in all contracts or states, and if permitted under the contract we may close or restrict the Guaranteed Accumulation Account to current or future investment.

General Disclosure. Amounts that you invest in GAA will earn a guaranteed interest rate if amounts are left in GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in GAA, you will want to contact your representative or the Company to learn:
- The interest rate we will apply to the amounts that you invest in GAA. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into GAA.
- The period of time your account dollars need to remain in GAA in order to earn that rate. You are required to leave your account dollars in GAA for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond with, interest rates available on fixed income investments we may buy using deposits directed to GAA. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends and competitive factors. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Fees and Other Deductions. If all or a portion of your account value in GAA is withdrawn, you may incur the following:

- Market Value Adjustment ("MVA") – as described in this appendix and in the GAA prospectus;
- Tax Penalties and/or Tax withholding – **see "FEDERAL TAX CONSIDERATIONS;"** or
- Early Withdrawal Charge - **see "FEES."**

We do not make deductions from amounts in GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment. If you withdraw or transfer your account value from GAA before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative as follows:

- If you have elected RRP as described in **"SYSTEMATIC DISTRIBUTION OPTIONS,"** no MVA applies to amounts withdrawn from the Guaranteed Accumulation Account.
- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into GAA.
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in GAA in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your sales representative or us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**" to learn the details about the guaranteed term(s) currently being offered.

In general, we offer the following guaranteed terms:
- Short-term – three years or fewer; and
- Long-term – ten years or less, but greater than three years.

At the end of a guaranteed term, you may:
- Transfer dollars to a new guaranteed term, if available;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

Deductions may apply to withdrawals. **See "Fees and Other Deductions" in this section.**

Transfer of Account Dollars. Generally, account dollars invested in GAA may be transferred among guaranteed terms offered through GAA and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. GAA cannot be used as an investment option during the income phase. However, you may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA account dollars to any of the subaccounts available during the income phase.

Loans. You cannot take a loan from your account value in the GAA. However, we include your account value in the GAA when determining the amount of your account value we may distribute as a loan.

Reinvesting Amounts Withdrawn from GAA. If amounts are withdrawn from GAA and then reinvested in GAA, we will apply the reinvested amount to the current deposit period. This means that the guaranteed annual interest rate and guaranteed terms available on the date of reinvestment will apply. Amounts will be reinvested proportionately in the same way as they were allocated before withdrawal. Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal. Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

MGWB Endorsement. For information regarding investing in the GAA while the MGWB Endorsement is in effect, **please see "OPTIONAL MINIMUM GUARANTEED WITHDRAWAL BENEFIT ENDORSEMENT."**

Reinstating Amounts Withdrawn from the GAA. If amounts are withdrawn from the GAA and then reinstated in the GAA, we will apply the reinstated amount to the current deposit period. This means that the guaranteed annual interest rate and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

*The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" The number assigned to the registration statement for this offering is 333-230711.*

APPENDIX II
FIXED ACCOUNT
(Available through the SUNY Voluntary Plan Contracts)

The Fixed Account is an investment option that may be available during the accumulation phase under the contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations. The Fixed Account is only available under installment purchase payment contracts.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit interest at a current rate that may be higher than the guaranteed minimum interest rate and the current rate may be changed at any time, except that we will not apply a decrease to the current rate following a rate change initiated solely by us prior to the last day of the three-month period measured from the first day of the month in which such change was effective. Among other factors, the safety of the interest rate guarantees are based on the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. There may be multiple interest rates in effect under the contract at any given time.

Our determination of credited interest rates reflects a number of factors, which may include mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. **See "FEES – Early Withdrawal Charge."**

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. There is no limit on the number of transfers that you can make out of the Fixed Account in a calendar year. However, we only allow you to transfer amounts that equal your account value in the Fixed Account multiplied by the current maximum percentage of the transfer allowed (the "window") minus any previous transfers you made from this option during the calendar year. The "window" percentage may vary from time to time but will not be less than 10% or greater than 100%. We will waive the transfer limit when your account value in the Fixed Account is $2,000 or less.

Income Phase. By notifying us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**" at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

Loans. If available under your plan, loans may be made from account values held in the Fixed Account.

APPENDIX III
FIXED PLUS ACCOUNT
(Available through the SUNY ORP Contracts)

The Fixed Plus Account is an investment option that may be available under the contracts. Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit interest at a current rate that may be higher than the guaranteed minimum interest rate and the current rate may be changed at any time, except that we will not apply a decrease to the current rate following a rate change initiated solely by us prior to the last day of the three-month period measured from the first day of the month in which such change was effective. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. We credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the tenth year after your account was established. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks in determining the credited rate.

Our determination of credited interest rates reflects a number of factors, which may include mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Partial Withdrawal. Partial withdrawals are limited to 20% of the amount held in the Fixed Plus Account on the day we receive a request in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The 20% limit is reduced by any Fixed Plus withdrawals, loans, transfers or income phase payments made in the last 12 months. In calculating the 20% limit, we reserve the right to include payments made through a Systematic Distribution Option.

Full Withdrawal. If the contract owner or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account, with interest, in five annual payments equal to:
- One-fifth of the Fixed Plus Account value on the day we receive the request, reduced by any Fixed Plus Account withdrawals, transfers, loans or income phase payments made during the past 12 months;
- One-fourth of the remaining Fixed Plus Account value 12 months later;
- One-third of the remaining Fixed Plus Account value 12 months later;
- One-half of the remaining Fixed Plus Account value 12 months later; and
- The balance of the Fixed Plus Account value 12 months later.

A full withdrawal may be canceled at any time before the end of the five-payment period.

Once a request is received for a full withdrawal, no further withdrawals, loans, or transfers will be permitted from the Fixed Plus Account. Your request may be cancelled at any time before the end of the five-year period. If any contributions are received to your account at any time during the five-year payment period, the full withdrawal will be cancelled and your Fixed Plus Account installment payments will cease. If your full withdrawal is cancelled (either by your request or due to receipt of a contribution to your account), a new five-year payment period will begin upon any future full withdrawal from the Fixed Plus Account.

We will waive the above full withdrawal five-payment period and pay the amount in a lump-sum if the full withdrawal is made due to any of the following:

- Your death before income phase payments have begun;
- Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments;
- Your separation from service (provided, however, that such waiver shall not apply due to a severance from employment that would not otherwise qualify as a separation from service) and when:
  - Separation from service is documented in a form acceptable to us; and
  - The amount paid for all withdrawals due to separation from service during the previous 12 months does not exceed 20% of the average value of all employee accounts during that period; or
- Due to your financial hardship as defined in the Tax Code and when:
  - If applicable, certified by your employer; and
  - The amount paid for all withdrawals due to financial hardship the previous 12 months does not exceed 20% of the average value of all employee accounts during that period; or
- The Fixed Plus Account value is $5,000 or less.

The 20% annual limit on partial withdrawals of the Fixed Plus Account value will also be waived for the above reasons, except that a partial withdrawal waiver will not be allowed if the Fixed Plus Account value is $5,000 or less.

Alternative Payment of Fixed Plus Account Values. As an alternative to the payment of Fixed Plus Account values in five annual payments, the contract owner may instead elect an alternative method of payment.

Under the alternative method of payment, within 60 days of the proposed withdrawal date, the contract owner must notify the Company that it intends to surrender the entire contract. Within 30 days after receiving that notice, the Company will tell the contract owner the specific period and interest rate that would apply to a complete surrender of the contract in level, annual payments for a period of up to ten years. Under that payment method, the Company may reduce the interest rate credited to the Fixed Plus Account up to 1.50% from the interest rate being credited upon the date of withdrawal and the interest rate would remain constant throughout the payment period.

When the contract owner receives the specific information from the Company about the alternative method of payment, the contract owner must irrevocably elect in writing to use either the alternative method of payment, or the payment of Fixed Plus Account values in five annual payments.

Transfers. Transfers are limited to 20% of the amount held in the Fixed Plus Account on the day a request in good order is received at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The 20% limit is reduced by any Fixed Plus Account withdrawals, transfers, loans or income phase payments made in the past 12 months. We reserve the right to include payments made through a Systematic Distribution Option in calculating the 20% limit. The 20% limit will be waived if your account value in Fixed Plus Account is $5,000 or less.

If you transfer 20% of your account value held in the Fixed Plus Account in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount surrendered, transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account value under any Systematic Distribution Option.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to the subaccounts to fund variable lifetime income phase payment options during the income phase. However, Fixed Plus Account values may not be used to fund nonlifetime income options with variable payments.

Loans. Loans may be made from account values held in the Fixed Plus Account. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account values are used for a loan.

APPENDIX IV
FIXED PLUS ACCOUNT II A
(Available through the SUNY ORP Contracts)

Beginning on December 1, 2017, the Fixed Plus Account II A is added as an investment option available through the SUNY ORP contracts, and the Fixed Plus Account (hereinafter referred to as the "closed fixed account"), is closed to new contributions, allocations and transfers. All contributions, allocations and transfers directed to the closed fixed account will automatically be contributed, allocated or transferred to the Fixed Plus Account II A.

Amounts allocated to the Fixed Plus Account II A are held in the Company's general account which supports our insurance and annuity obligations.


Additional information about this option may be found in an endorsement to the contract.


General Disclosure. Interests in the Fixed Plus Account II A have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II A may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Fixed Plus Account II A has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investments in or transfers to the Fixed Plus Account II A. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II A transfer or withdrawal in the prior 12-month period. Under certain emergency conditions and subject to conditions under state and/or federal law, if applicable, we may defer payment of a withdrawal from the Fixed Plus Account II A for a period of up to six months.

Interest Rates. The Fixed Plus Account II A guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit interest at a current rate that may be higher than the guaranteed minimum interest rate and the current rate may be changed at any time, except that we will not apply a decrease to the current rate following a rate change initiated solely by us prior to the last day of the three-month period measured from the first day of the month in which such change was effective. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II A will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II A will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, which may include mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit, if applicable, has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II A value as a partial withdrawal in each rolling 12-month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II A withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option. We reserve the right to impose new or different restrictions and limits applicable to partial withdrawals.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option (contracts with the Fixed Plus Account II A option require that the income phase payment option be a lifetime annuity option or a nonlifetime option on a fixed basis). We also waive the 20% limit for withdrawals due to your death.

For certain plans and subject to certain conditions we may allow other waivers of the 20% limit on partial withdrawals including, but not limited to, partial withdrawals:

- Due to your separation from service (provided, however, that severance of employment must qualify as separation from service under Tax Code) and when:
  - ▷ Separation from service is documented in a form acceptable to us;
  - ▷ The amount withdrawn is paid directly to you or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
  - ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.
- As defined in the Tax Code and subject to certain conditions and limits, due to your:
  - ▷ Financial hardship;
  - ▷ In-service distribution permitted by the plan;
  - ▷ Disability certified by your employer, if applicable, and paid directly to you;
- Due to a loan taken in accordance with the terms of the plan; and
- When the amount in the Fixed Plus Account II A is less than or equal to $5,000.

You can determine what additional waivers, if any, and the required conditions, limits and restrictions that may apply to each waiver by referring to the contract, which includes the Fixed Plus Account II A endorsement. Additionally, we may allow other waivers of the 20% limit or any other restriction or limit on partial withdrawals in certain circumstances on a basis that is not unfairly discriminatory.

Unless we agree otherwise, any request for a partial withdrawal that will be taken from general account assets will be deducted first from amounts allocated to the closed fixed account, if applicable, until depleted, then from the Fixed Plus Account II A.

Requests for Full Withdrawals. If the contract holder or you, as applicable, as allowed by the plan and permitted under the contract, request a full withdrawal of your account value or, the value of all individual accounts, we will pay any amounts held in the Fixed Plus Account II A with interest, in five annual payments equal to:

- One-fifth of the individual Fixed Plus Account II A value, or the value of all individual accounts, as applicable, in the Fixed Plus Account II A on the day the request is received, reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months;
- One-third of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you, made during the prior 12 months;
- One-half of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months; and
- The balance of the Fixed Plus Account II A value 12 months later.

The contract holder or you, as applicable, may cancel a full withdrawal request from the Fixed Plus Account II A at any time.

Once a request is received for a full withdrawal, no further withdrawals, loans, or transfers will be permitted from the Fixed Plus Account II A. Your request may be cancelled at any time before the end of the five-year period. If any contributions are received to your account at any time during the five-year payment period, the full withdrawal will be cancelled and your Fixed Plus Account II A installment payments will cease. If your full withdrawal is cancelled (either by your request or due to receipt of a contribution to your account), a new five-year payment period will begin upon any future full withdrawal from the Fixed Plus Account II A.

Waiver of Full Withdrawal Provisions. For certain plans and subject to certain conditions we may waive the Fixed Plus Account II A five-installment payout for full withdrawals made due to one or more of the following:
- Due to your death during the accumulation phase if the amount is paid within six months of your death;
- Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis;
- When the Fixed Plus Account II A value is $5,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months;
- Due to your separation from service (provided, however, that severance of employment must qualify as separation from service under Tax Code) and when:
    ▷ Separation from service is documented in a form acceptable to us;
    ▷ The amount withdrawn is paid directly to you or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
    ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.
- As defined in the Tax Code and subject to certain conditions and limits, due to your:
    ▷ Financial hardship;
    ▷ In-service distribution permitted by the plan; or
    ▷ Disability certified by your employer, if applicable, and paid directly to you; and
- Due to a loan taken in accordance with the terms of the plan.

You can determine what additional waivers, if any, and the required conditions, limits and restrictions that may apply to each waiver by referring to the contract, which includes the Fixed Plus Account II A endorsement. Additionally, we may allow other waivers of the five installment payout or any other restriction or limit on full withdrawals in certain circumstances.

Unless we agree otherwise, any request for a full withdrawal from general account assets will be deducted first from amounts allocated to the closed fixed account, if applicable, until depleted then from the Fixed Plus Account II A.

Charges. We do not make deductions from amounts in the Fixed Plus Account II A to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers from the Fixed Plus Account II A. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II A in each rolling 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order. We will reduce amounts allowed for transfer by any Fixed Plus Account II A withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II A is $5,000.

If you transfer 20% of your account value held in the Fixed Plus Account II A in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided that no additional amounts are allocated to the Fixed Plus Account II A during the five year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II A value under any systematic distribution option.

Unless we agree otherwise, any request for a transfer from general account assets will be deducted first from amounts allocated to the closed fixed account, if applicable, until depleted then from the Fixed Plus Account II A.

Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II A. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II A values are used for a loan.

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. **See "FEES" and "Interest Rates" above.**

Reinstatement. To the extent permitted under the contract, amounts that would have been reinstated to the closed fixed account, as applicable, may instead be reinstated to the Fixed Plus Account II A.

APPENDIX V
FUND DESCRIPTIONS

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act. Fund prospectuses may be obtained free of charge at the address and telephone number referenced under "CONTRACT OVERVIEW – Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Information about the Funds available for New Allocations

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Beacon Small Cap Value Fund **Investment Adviser:** American Beacon Advisors, Inc. **Subadviser:** Barrow, Hanley, Mewhinney & Strauss, LLC; Brandywine Global Investment Management, LLC; Foundry Partners, LLC; Hillcrest Asset Management, LLC; Hotchkis and Wiley Capital Management, LLC and Mellon Investments Corporation; and	Seeks long-term capital appreciation and current income.
American Century Investments® Inflation-Adjusted Bond Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks to provide total return and inflation protection consistent with investment in inflation-indexed securities.
American Funds® -- EuroPacific Growth Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital.
American Funds® – New Perspective Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital. However, future income will remain a consideration in the management of the fund.
American Funds® – SMALLCAP World Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds® - The Growth Fund of America® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide growth of capital.
American Funds® - Washington Mutual Investors Fund^{SM} **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.
Calvert VP SRI Balanced Portfolio **Investment Adviser:** Calvert Research and Management	Seeks to provide a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity.
Fidelity® VIP Contrafund^{SM} Portfolio **Investment Adviser:** Fidelity Management & Research Company LLC is the fund's manager. Other investment advisers serve as subadvisers for the fund.	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio^{SM} **Investment Adviser:** Fidelity Management & Research Company LLC is the fund's manager. Other investment advisers serve as subadvisers for the fund.	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Index 500 Portfolio **Investment Adviser:** Fidelity Management & Research Company LLC is the fund's manager. Geode Capital Management, LLC serves as subadviser for the fund.	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.
Franklin Small Cap Value VIP Fund **Investment Adviser:** Franklin Mutual Advisers, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small-capitalization companies.
Invesco International Growth Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Invesco Oppenheimer Developing Markets Fund **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** Invesco Advisers, Inc.	Seeks capital appreciation.
Invesco Oppenheimer Main Street Fund® **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** Invesco Advisers, Inc.	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Invesco Oppenheimer Main Street Mid Cap Fund® **Investment Adviser:** Invesco Advisers, Inc.	Seeks capital appreciation.
JPMorgan Equity Income Fund **Investment Adviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation and current income.
JPMorgan Government Bond Fund **Investment Adviser:** J.P. Morgan Investment Management Inc.	Seeks a high level of current income with liquidity and safety of principal.
Lazard International Equity Portfolio **Investment Adviser:** Lazard Asset Management LLC	Seeks long-term capital appreciation.
Parnassus Core Equity Fund^{SM} **Investment Adviser:** Parnassus Investments	Seeks to achieve both capital appreciation and current income.
PIMCO CommodityRealReturn Strategy Fund® **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with prudent investment management.
Pioneer Equity Income Fund **Investment Adviser:** Amundi Pioneer Asset Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.
Victory Sycamore Established Value Fund **Investment Adviser:** Victory Capital Management Inc.	Seeks to provide long-term capital growth by investing primarily in common stocks.
Voya Corporate Leaders® 100 Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the S&P 500® Index.
Voya Floating Rate Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income.
Voya Global Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Perspectives® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Government Money Market Portfolio* **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC *** There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.**	Seeks to provide high current return consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya High Yield Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International High Dividend Low Volatility Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks maximum total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Russell™ Mid Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Russell™ Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution 2025 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2035 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2045 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2055 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.
VY® Clarion Global Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return consisting of capital appreciation and current income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.
VY® Invesco Oppenheimer Global Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital appreciation.
VY® JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

Information about the Funds Closed to New Allocations[14]

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Alger Responsible Investing Fund **Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
AMG Managers Fairpointe Mid Cap Fund **Investment Adviser:** AMG Funds LLC **Subadviser:** Fairpointe Capital LLC	Seeks long-term total return through capital appreciation by investing primarily in common and preferred stocks and convertible securities.
Amana Growth Fund **Investment Adviser:** Saturna Capital Corporation	Seeks long-term capital growth, consistent with Islamic principles.
Amana Income Fund **Investment Adviser:** Saturna Capital Corporation	Seeks current income and preservation of capital, consistent with Islamic principles. Current income is the Fund's primary objective.
American Century Investments® Income & Growth Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks long-term capital growth by investing in common stocks. Income is a secondary objective.
BlackRock Health Sciences Opportunities Portfolio **Investment Adviser:** BlackRock Advisors, LLC	Seeks to provide long-term growth of capital.
BlackRock Mid Cap Dividend Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks capital appreciation and, secondarily, income, by investing in securities, primarily equity securities that Fund management believes are undervalued and therefore represent an investment value.
Delaware Diversified Income Fund **Investment Adviser:** Delaware Management Company	Seeks maximum long-term total return, consistent with reasonable risk.
Fidelity® VIP Asset Manager Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** Fidelity Investments Money Management, Inc., FMR Co., Inc. and other investment advisers	Seeks to obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments.
Fidelity® VIP High Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks a high level of current income, while also considering growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Overseas Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc., FMR Investment Management (UK) Limited and other investment advisers	Seeks long-term growth of capital.
Invesco American Value Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks total return through growth of capital and current income.
Invesco Mid Cap Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Invesco V.I. American Franchise Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks capital growth.
Invesco V.I. Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.**	Seeks long-term growth of capital.
Loomis Sayles Limited Term Government and Agency Fund **Investment Adviser:** Loomis, Sayles & Company, L.P.	High current return consistent with preservation of capital.
Lord Abbett Series Fund, Inc. - Mid Cap Stock Portfolio **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks to deliver long-term growth of capital by investing primarily in stocks of mid-sized U.S. companies.
Nuveen Global Infrastructure Fund **Investment Adviser:** Nuveen Fund Advisors, LLC **Subadviser:** Nuveen Asset Management, LLC	Seeks long-term growth of capital and income.
Pax Sustainable Allocation Fund **Investment Adviser:** Impax Asset Management LLC	Seeks income and conservation of principal and secondarily long-term growth of capital.
PIMCO Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
TCW Total Return Bond Fund **Investment Adviser:** TCW Investment Management Company	Seeks to maximize current income and achieve above average total return consistent with prudent investment management over a full market cycle.
Templeton Global Bond Fund **Investment Adviser:** Franklin Advisers, Inc.	Seeks current income with capital appreciation and growth of income.
USAA Precious Metals and Minerals Fund **Investment Adviser:** USAA Asset Management Company	A *non-diversified* fund that seeks long-term capital appreciation and to protect the purchasing power of your capital against inflation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya GNMA Income Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of current income consistent with liquidity and safety of principal through investment primarily in Government National Mortgage Association ("GNMA") mortgage-backed securities (also known as GNMA Certificates) that are guaranteed as to the timely payment of principal and interest by the U.S. government.
Voya Index Plus LargeCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.
Voya Index Plus SmallCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.
Voya Large Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Solution 2025 Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Solution 2035 Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2045 Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2055 Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Income Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Strategic Allocation Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.
Voya Strategic Allocation Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.
Voya Strategic Allocation Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).
VY® Baron Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Invesco Comstock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
Wanger International **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wells Fargo Small Company Growth Fund **Investment Adviser:** Wells Fargo Funds Management, LLC **Subadviser:** Peregrine Capital Management, Inc.	Seeks long-term capital appreciation.
Wells Fargo Special Small Cap Value Fund **Investment Adviser:** Wells Fargo Funds Management, LLC **Subadviser:** Wells Capital Management Incorporated	Seeks long-term capital appreciation.

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[14] For the SUNY Voluntary Plan contracts, these funds are not available for new allocations from participants that were not invested in the funds prior to May 1, 2017. Participants that were invested in the funds before May 1, 2017, may continue to invest in these funds although once a participant's investment in a fund is fully liquidated the fund will no longer be available for new allocations from that participant. For the SUNY ORP contracts, these funds are not available for new allocations from any participant beginning on May 1, 2017.

APPENDIX VI
MGWB ENDORSEMENT PARTIAL WITHDRAWAL EXAMPLES

For the purposes of these examples, eligible account value means your account value excluding any amount invested in an employee Roth 403(b) account.

Example 1: Adjustment to the MGWB Remaining Guaranteed Balance for a withdrawal that does not exceed the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000, and a net withdrawal of $5,000 (with $0 early withdrawal charges and/or MVA) is taken.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance
Values just prior to the withdrawal	$100,000	$100,000	$100,000
Values after the withdrawal	$95,000	$100,000	$95,000

MGWB Remaining Guaranteed Balance is reduced dollar for dollar for withdrawals that do not exceed the Maximum Annual Withdrawal.

Example 2: Adjustment to the MGWB Remaining Guaranteed Balance and the MGWB Base for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume (a) the Maximum Annual Withdrawal is $5,000; (b) the MAW Percentage is 5%; (c) a net withdrawal of $2,000 (with $0 early withdrawal charges and/or MVA) is taken; (d) cumulative net withdrawals previously taken during the calendar year totaled $4,000; and (e) eligible account value has decreased to $90,000 prior to this withdrawal.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance	Maximum Annual Withdrawal
Values just prior to the withdrawal	$90,000	$100,000	$96,000	$5,000
Values after the withdrawal	$88,000	$88,000	$88,000	$4,400

The net withdrawal of $2,000 has caused the cumulative net withdrawals taken during the calendar year to equal $6,000 ($4,000 + $2,000), which exceeds the Maximum Annual Withdrawal of $5,000. As a result, the MGWB Base and the MGWB Remaining Guaranteed Balance are reduced to the lesser of the MGWB Remaining Guaranteed Balance less the net withdrawal, $94,000 ($96,000 - $2,000), or the eligible account value immediately after the withdrawal, $88,000 ($90,000 - $2,000). The Maximum Annual Withdrawal is now reduced to $4,400 ($88,000 x 5%).

Example 3: Adjustment to the MGWB Remaining Guaranteed Balance and the MGWB Base for a withdrawal in excess of the Maximum Annual Withdrawal, including early withdrawal charges and/or negative MVA.

Assume the Maximum Annual Withdrawal is $5,000, the MAW Percentage is 5%, and a net withdrawal of $5,500 (with early withdrawal charges or negative MVA of $500) is taken.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance	Maximum Annual Withdrawal
Values just prior to the withdrawal	$100,000	$100,000	$100,000	$5,000
Values after the withdrawal	$94,000	$94,000	$94,000	$4,700

The gross withdrawal of $6,000 ($5,500 + $500) reduces eligible account value. The net withdrawal of $5,500 exceeds the Maximum Annual Withdrawal of $5,000. As a result, the MGWB Base and the MGWB Remaining Guaranteed Balance are reduced to the lesser of the MGWB Remaining Guaranteed Balance less the net withdrawal, $94,500 (100,000 - $5,500) or the eligible account value immediately after the withdrawal, $94,000 ($100,000 - $6,000). The Maximum Annual Withdrawal is now reduced to $4,700 ($94,000 x 5%).

Example 4: A withdrawal exceeds the Maximum Annual Withdrawal but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. On the first day of the calendar year, the Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set to equal the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

Also assume a net withdrawal of $2,000 (with $0 early withdrawal charges and/or MVA) is taken and cumulative net withdrawals previously taken during the calendar year totaled $4,000.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance	Maximum Annual Withdrawal
Values just prior to the withdrawal	$96,000	$100,000	$96,000	$5,000
Values after the withdrawal	$94,000	$100,000	$94,000	$5,000

Total net withdrawals taken, $6,000 ($4,000 + $2,000), exceed the Maximum Annual Withdrawal, $5,000. However the MGWB Base and the MGWB Remaining Guaranteed Balance are not adjusted as described in Example 2 above because the total net withdrawals taken ($6,000) did not exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount of $6,000 ($5,000 + 1,000). Instead, only the MGWB Remaining Guaranteed Balance is reduced dollar for dollar for the amount of the withdrawal to $94,000 ($96,000 - $2,000). If the total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, the MGWB Base and the MGWB Remaining Guaranteed Balance would be adjusted as described in Example 2, above.

Example 5: The Reset Option is utilized.

Assume the Maximum Annual Withdrawal is $5,000, the MAW Percentage is 5%, and the eligible account value has increased above the MGWB Base.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance	Maximum Annual Withdrawal
Values just prior to reset	$110,000	$100,000	$90,000	$5,000
Values after the reset	$110,000	$110,000	$110,000	$5,500

Upon reset, the MGWB Base and the MGWB Remaining Guaranteed Balance are increased to the eligible account value. The Maximum Annual Withdrawal is now $5,500 ($110,000 x 5%).

APPENDIX VII
EXAMPLES OF MGWB REBALANCING

The following examples are designed to assist you in understanding how MGWB Rebalancing works. The examples assume that there are no investment earnings or losses.

I. Subsequent Payments

A. Assume that on Day 1, you purchased the MGWB Endorsement and your eligible account value (i.e., your account value excluding any amounts invested in an employee Roth 403(b) account) is $100,000, which is allocated 100% to Accepted Investment Options. No MGWB Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, you invested an additional purchase payment of $500,000, bringing your total eligible account value to $600,000, and you allocated this purchase payment 100% to Other Investment Options. Because the percentage allocated to the Fixed Allocation Investment Options (0%) is less than 25% of the total amount allocated to the Fixed Allocation Investment Options and the Other Investment Options, we will automatically reallocate $125,000 from the amount allocated to the Other Investment Options (25% of the $500,000 allocated to the Other Investment Options) to the Fixed Rebalancing Investment Option. Your ending allocations will be $100,000 to Accepted Investment Options, $125,000 to the Fixed Rebalancing Investment Option, and $375,000 to the Other Investment Options.

II. Partial Withdrawals

A. Assume that on Day 1, you purchased the MGWB Endorsement and your eligible account value is $100,000, which is allocated 70% to Accepted Investment Options ($70,000), 25% to the Fixed Allocation Investment Options ($25,000), and 5% to Other Investment Options ($5,000). No MGWB Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, you requested a partial withdrawal of $24,000 from the Fixed Allocation Investment Options. Because the remaining amount allocated to the Fixed Allocation Investment Options ($1,000) is less than 25% of the total amount allocated to the Fixed Allocation Investment Options and the Other Investment Options, we will automatically reallocate $500 from the Other Investment Options to the Fixed Rebalancing Investment Option, so that the amount allocated to the Fixed Allocation Investment Options ($1,500) is 25% of the total amount allocated to the Fixed Allocation Investment Options and Other Investment Options ($6,000).

Except for subaccounts which did not commence operations as of December 31, 2019, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2019, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2019 are not reflected in the following information.

TABLE I
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF
0.35% FOR VOYA GOVERNMENT MONEY MARKET PORTFOLIO AND 0.85% FOR ALL OTHER SUBACCOUNTS
(Selected data for accumulation units outstanding throughout each period)

	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
AMERICAN BEACON SMALL CAP VALUE FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$11.18	$13.40	$12.47	$9.95	$10.61	$9.97				
Value at end of period	$13.66	$11.18	$13.40	$12.47	$9.95	$10.61				
Number of accumulation units outstanding at end of period	27,062	25,019	18,506	14,448	11,458	5,906				
AMERICAN CENTURY INVESTMENTS® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$9.82	$10.15	$9.93	$9.56	$9.85	$10.14				
Value at end of period	$10.51	$9.82	$10.15	$9.93	$9.56	$9.85				
Number of accumulation units outstanding at end of period	653,087	762,125	879,322	5,836	5,118	14,221				
AMERICAN FUNDS® - SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$10.42	$11.63	$10.33							
Value at end of period	$13.53	$10.42	$11.63							
Number of accumulation units outstanding at end of period	261,597	287,540	297,587							
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$11.19	$11.61	$10.29							
Value at end of period	$14.22	$11.19	$11.61							
Number of accumulation units outstanding at end of period	155,842	210,040	33,256							
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$11.02	$11.45	$10.09							
Value at end of period	$13.72	$11.02	$11.45							
Number of accumulation units outstanding at end of period	550,532	476,910	253,005							
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$15.10	$18.68	$16.89	$13.73	$15.45	$14.21	$9.93	$9.70		
Value at end of period	$17.30	$15.10	$18.68	$16.89	$13.73	$15.45	$14.21	$9.93		
Number of accumulation units outstanding at end of period	0	0	0	315,861	362,100	552,539	318,339	8,115		

Condensed Financial Information (continued)

	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$49.86	$51.61	$46.46	$43.45	$44.80	$41.27	$35.31	$32.25	$31.14	$28.04
Value at end of period	$61.56	$49.86	$51.61	$46.46	$43.45	$44.80	$41.27	$35.31	$32.25	$31.14
Number of accumulation units outstanding at end of period	68,233	66,989	67,322	80,983	89,568	95,729	96,315	72,867	77,495	93,876
DELAWARE DIVERSIFIED INCOME FUND (CLASS A)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$10.47	$10.79	$10.34	$10.07	$10.27	$9.86	$10.10	$9.99		
Value at end of period	$11.51	$10.47	$10.79	$10.34	$10.07	$10.27	$9.86	$10.10		
Number of accumulation units outstanding at end of period	0	0	0	407,144	443,280	434,487	191,356	79,300		
FIDELITY® VIP ASSET MANAGER PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$32.18	$34.26	$30.27	$29.62	$29.83	$28.46	$24.83	$22.29	$23.09	$20.40
Value at end of period	$37.77	$32.18	$34.26	$30.27	$29.62	$29.83	$28.46	$24.83	$22.29	$23.09
Number of accumulation units outstanding at end of period	0	0	0	138,777	162,888	168,162	176,971	189,941	217,224	209,993
FIDELITY® VIP CONTRAFUND℠ PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$72.02	$77.51	$64.12	$59.88	$59.99	$54.10	$41.60	$36.08	$37.36	$32.18
Value at end of period	$94.06	$72.02	$77.51	$64.12	$59.88	$59.99	$54.10	$41.60	$36.08	$37.36
Number of accumulation units outstanding at end of period	593,862	691,989	790,188	857,521	956,147	1,060,427	1,132,308	1,275,456	1,350,088	1,432,572
FIDELITY® VIP EQUITY-INCOME PORTFOLIO℠ (INITIAL CLASS)										
Value at beginning of period	$42.45	$46.64	$41.66	$35.60	$37.39	$34.72	$27.35	$23.54	$23.53	$20.63
Value at end of period	$53.70	$42.45	$46.64	$41.66	$35.60	$37.39	$34.72	$27.35	$23.54	$23.53
Number of accumulation units outstanding at end of period	428,981	495,450	567,476	610,739	670,042	843,262	928,517	951,606	1,067,086	1,187,421
FIDELITY® VIP HIGH INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.51	$17.20	$16.22	$14.27	$14.94	$14.91	$14.20	$12.55	$12.18	$10.80
Value at end of period	$18.86	$16.51	$17.20	$16.22	$14.27	$14.94	$14.91	$14.20	$12.55	$12.18
Number of accumulation units outstanding at end of period	0	0	0	179,428	205,504	227,031	174,757	206,291	191,824	209,902
FIDELITY® VIP INDEX 500 PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$56.25	$59.34	$49.16	$44.32	$44.11	$39.21	$29.93	$26.07	$25.79	$22.64
Value at end of period	$73.33	$56.25	$59.34	$49.16	$44.32	$44.11	$39.21	$29.93	$26.07	$25.79
Number of accumulation units outstanding at end of period	582,205	545,380	547,331	396,300	354,563	345,151	267,856	224,780	250,024	283,024
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$30.66	$35.45	$32.31	$25.03	$27.25	$27.36	$20.27	$17.29	$18.13	$14.28
Value at end of period	$38.44	$30.66	$35.45	$32.31	$25.03	$27.25	$27.36	$20.27	$17.29	$18.13
Number of accumulation units outstanding at end of period	286,563	327,978	370,507	416,233	433,670	497,528	545,610	537,993	589,709	692,669
INVESCO INTERNATIONAL GROWTH FUND (CLASS R5)										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$11.79	$13.98	$11.46	$11.62	$11.99	$12.08	$10.24	$10.00		
Value at end of period	$15.02	$11.79	$13.98	$11.46	$11.62	$11.99	$12.08	$10.24		
Number of accumulation units outstanding at end of period	38,212	36,856	43,583	47,696	38,943	34,001	17,926	2,966		
INVESCO OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$10.47	$12.01	$10.35							
Value at end of period	$12.89	$10.47	$12.01							
Number of accumulation units outstanding at end of period	980,601	1,007,369	1,103,182							
INVESCO OPPENHEIMER MAIN STREET FUND® (CLASS A)										
(Funds were first received in this option during July 2017)										
Value at beginning of period	$10.03	$10.97	$10.44							
Value at end of period	$13.13	$10.03	$10.97							
Number of accumulation units outstanding at end of period	20,473	14,237	11,743							
JPMORGAN EQUITY INCOME FUND (CLASS I SHARES)										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$10.70	$11.28	$10.18							
Value at end of period	$13.41	$10.70	$11.28							
Number of accumulation units outstanding at end of period	93,517	16,248	8,035							

Condensed Financial Information (continued)

	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
JPMORGAN GOVENRMENT BOND FUND (CLASS I SHARES)										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$10.26	$10.25	$10.10	$10.04	$10.02	$9.58	$10.04	$10.04		
Value at end of period	$10.86	$10.26	$10.25	$10.10	$10.04	$10.02	$9.58	$10.04		
Number of accumulation units outstanding at end of period	286,573	123,253	60,301	93,251	95,790	42,471	25,264	965		
LAZARD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$9.88	$11.55	$11.41							
Value at end of period	$11.85	$9.88	$11.55							
Number of accumulation units outstanding at end of period	1,645	680	8,650							
LOOMIS SAYLES LIMITED TERM GOVERNMENT AND AGENCY FUND (CLASS Y)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$10.07	$10.00	$9.98	$9.97	$10.01	$10.01				
Value at end of period	$10.34	$10.07	$10.00	$9.98	$9.97	$10.01				
Number of accumulation units outstanding at end of period	0	0	0	74,142	80,891	12,205				
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$22.75	$26.98	$25.47	$22.07	$23.13	$20.94	$16.22	$14.30	$15.04	$12.10
Value at end of period	$27.70	$22.75	$26.98	$25.47	$22.07	$23.13	$20.94	$16.22	$14.30	$15.04
Number of accumulation units outstanding at end of period	0	0	0	349,709	377,826	401,804	436,984	490,309	576,679	685,458
PARNASSUS CORE EQUITY FUND℠ (INVESTOR SHARES)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$18.68	$18.86	$16.31	$14.90	$15.11	$13.33	$10.04	$10.01		
Value at end of period	$24.24	$18.68	$18.86	$16.31	$14.90	$15.11	$13.33	$10.04		
Number of accumulation units outstanding at end of period	1,424,280	1,396,700	1,408,224	1,409,245	1,323,642	1,070,644	531,749	54,008		
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$9.22	$10.82	$10.48							
Value at end of period	$10.25	$9.22	$10.82							
Number of accumulation units outstanding at end of period	2,290	2,273	520							
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$13.61	$14.02	$13.64	$13.07	$13.55	$13.27	$14.76	$13.70	$12.39	$11.57
Value at end of period	$14.64	$13.61	$14.02	$13.64	$13.07	$13.55	$13.27	$14.76	$13.70	$12.39
Number of accumulation units outstanding at end of period	0	0	0	766,803	857,861	1,083,609	1,150,029	3,281,837	2,724,862	2,017,930
PIONEER EQUITY INCOME FUND (CLASS Y)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$17.43	$19.23	$16.83	$14.21	$14.25	$12.71	$9.93	$9.97		
Value at end of period	$21.76	$17.43	$19.23	$16.83	$14.21	$14.25	$12.71	$9.93		
Number of accumulation units outstanding at end of period	502,593	673,672	783,312	847,779	725,291	592,121	358,041	110,699		
VICTORY SYCAMORE ESTABLISHED VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2017)										
Value at beginning of period	$9.87	$11.07	$10.12							
Value at end of period	$12.57	$9.87	$11.07							
Number of accumulation units outstanding at end of period	31,920	11,860	4,452							
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$55.06	$59.54	$52.33	$48.95	$50.30	$47.81	$41.35	$36.74	$37.59	$33.25
Value at end of period	$65.09	$55.06	$59.54	$52.33	$48.95	$50.30	$47.81	$41.35	$36.74	$37.59
Number of accumulation units outstanding at end of period	0	0	0	63,122	71,573	77,145	83,630	76,051	74,025	95,456
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$10.45	$11.29	$10.05							
Value at end of period	$13.34	$10.45	$11.29							
Number of accumulation units outstanding at end of period	14,028	18,637	14,927							

CFI 3

Condensed Financial Information (continued)

	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
VOYA FLOATING RATE FUND (CLASS A)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$10.02	$10.12	$10.02							
Value at end of period	$10.58	$10.02	$10.12							
Number of accumulation units outstanding at end of period	263,387	172,056	40,842							
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.90	$15.32	$14.09	$13.36	$14.09	$14.16	$14.89	$13.93	$13.56	$11.82
Value at end of period	$15.96	$14.90	$15.32	$14.09	$13.36	$14.09	$14.16	$14.89	$13.93	$13.56
Number of accumulation units outstanding at end of period	325,321	246,107	232,096	250,735	306,432	458,406	483,234	834,453	845,250	576,911
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$10.07	$10.93	$10.38							
Value at end of period	$11.82	$10.07	$10.93							
Number of accumulation units outstanding at end of period	711	1,867	1,538							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$56.26	$55.54	$55.38	$55.47	$55.66	$55.85	$56.03	$56.21	$56.40	$56.46
Value at end of period	$57.22	$56.26	$55.54	$55.38	$55.47	$55.66	$55.85	$56.03	$56.21	$56.40
Number of accumulation units outstanding at end of period	145,162	146,224	109,479	161,759	182,965	158,862	265,727	223,529	357,761	274,503
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$450.95	$475.55	$398.44	$366.06	$374.55	$341.53	$263.88	$230.10	$232.93	$206.02
Value at end of period	$576.86	$450.95	$475.55	$398.44	$366.06	$374.55	$341.53	$263.88	$230.10	$232.93
Number of accumulation units outstanding at end of period	25,072	28,256	32,047	33,545	38,054	40,257	45,385	19,650	20,273	21,241
VOYA HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$19.54	$20.29	$19.19	$16.85	$17.32	$17.24	$16.43	$14.50	$13.98	$12.32
Value at end of period	$22.37	$19.54	$20.29	$19.19	$16.85	$17.32	$17.24	$16.43	$14.50	$13.98
Number of accumulation units outstanding at end of period	270,340	271,622	308,201	150,653	196,097	346,722	324,250	423,936	297,847	189,109
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$41.02	$44.35	$35.88	$32.81	$32.82	$29.10	$22.10	$19.49	$19.70	$17.45
Value at end of period	$52.95	$41.02	$44.35	$35.88	$32.81	$32.82	$29.10	$22.10	$19.49	$19.70
Number of accumulation units outstanding at end of period	0	0	0	200,830	218,679	244,169	253,628	250,111	290,726	373,506
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$43.14	$50.75	$45.05	$38.45	$39.49	$36.39	$27.30	$23.42	$23.92	$19.80
Value at end of period	$54.41	$43.14	$50.75	$45.05	$38.45	$39.49	$36.39	$27.30	$23.42	$23.92
Number of accumulation units outstanding at end of period	0	0	0	453,707	470,692	533,671	595,763	681,485	771,244	937,010
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$31.50	$36.23	$33.23	$26.32	$27.43	$26.27	$18.58	$16.69	$16.98	$13.95
Value at end of period	$38.08	$31.50	$36.23	$33.23	$26.32	$27.43	$26.27	$18.58	$16.69	$16.98
Number of accumulation units outstanding at end of period	0	0	0	348,874	391,306	452,531	475,630	350,655	378,699	487,356
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$112.87	$114.34	$109.76	$106.10	$106.38	$100.67	$101.76	$93.91	$88.16	$81.03
Value at end of period	$123.06	$112.87	$114.34	$109.76	$106.10	$106.38	$100.67	$101.76	$93.91	$88.16
Number of accumulation units outstanding at end of period	354,852	283,562	261,835	227,223	254,937	144,239	112,122	123,337	104,323	113,741
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$12.19	$14.24	$11.50	$11.50	$11.70	$12.56	$10.44	$9.91		
Value at end of period	$14.70	$12.19	$14.24	$11.50	$11.50	$11.70	$12.56	$10.44		
Number of accumulation units outstanding at end of period	81,983	86,299	83,958	71,665	121,664	82,837	52,989	1,352		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$24.13	$24.68	$19.18	$18.61	$17.64	$15.68	$12.08	$10.33	$10.32	
Value at end of period	$31.80	$24.13	$24.68	$19.18	$18.61	$17.64	$15.68	$12.08	$10.33	
Number of accumulation units outstanding at end of period	649,876	709,872	771,373	846,055	961,616	839,701	538,044	491,652	314,095	

CFI 4

Condensed Financial Information (continued)

	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$15.32	$16.75	$14.87	$13.17	$13.90	$12.75	$9.83	$9.88		
Value at end of period	$19.03	$15.32	$16.75	$14.87	$13.17	$13.90	$12.75	$9.83		
Number of accumulation units outstanding at end of period	0	0	0	113,738	126,281	139,909	123,768	26,191		
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$16.73	$18.22	$14.69	$13.81	$13.85	$12.85	$9.83	$9.39		
Value at end of period	$21.48	$16.73	$18.22	$14.69	$13.81	$13.85	$12.85	$9.83		
Number of accumulation units outstanding at end of period	63,748	65,315	59,924	47,404	52,502	42,035	71,416	7,896		
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$10.05	$11.16	$10.08							
Value at end of period	$12.96	$10.05	$11.16							
Number of accumulation units outstanding at end of period	1,889,332	2,049,091	2,147,311							
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$9.77	$11.09	$10.09							
Value at end of period	$12.13	$9.77	$11.09							
Number of accumulation units outstanding at end of period	1,462,947	1,246,951	1,217,704							
VOYA SMALL CAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$15.29	$18.32	$15.56	$13.83	$14.08	$13.46	$9.77	$10.13		
Value at end of period	$19.08	$15.29	$18.32	$15.56	$13.83	$14.08	$13.46	$9.77		
Number of accumulation units outstanding at end of period	103,603	142,266	138,465	140,262	150,259	70,364	70,586	37,591		
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$29.17	$34.92	$31.64	$25.63	$26.06	$24.69	$18.09	$15.95	$16.51	$13.40
Value at end of period	$36.54	$29.17	$34.92	$31.64	$25.63	$26.06	$24.69	$18.09	$15.95	$16.51
Number of accumulation units outstanding at end of period	187,836	243,752	253,054	216,760	181,294	172,656	167,728	172,510	179,361	168,968
VOYA SOLUTION 2025 PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$10.32	$11.00	$10.17							
Value at end of period	$12.12	$10.32	$11.00							
Number of accumulation units outstanding at end of period	444,290	406,027	437,813							
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.13	$14.04	$12.27	$11.69	$11.80	$11.29	$9.79	$8.72	$9.08	$8.06
Value at end of period	$15.40	$13.13	$14.04	$12.27	$11.69	$11.80	$11.29	$9.79	$8.72	$9.08
Number of accumulation units outstanding at end of period	0	0	0	134,585	104,524	94,041	86,721	74,798	87,673	62,685
VOYA SOLUTION 2035 PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$10.28	$11.27	$10.21							
Value at end of period	$12.47	$10.28	$11.27							
Number of accumulation units outstanding at end of period	247,324	205,504	187,954							
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.41	$14.74	$12.45	$11.82	$11.97	$11.44	$9.60	$8.42	$8.91	$7.85
Value at end of period	$16.23	$13.41	$14.74	$12.45	$11.82	$11.97	$11.44	$9.60	$8.42	$8.91
Number of accumulation units outstanding at end of period	0	0	0	75,697	50,074	20,330	3,017	1,422	6,157	6,139
VOYA SOLUTION 2045 PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$10.18	$11.40	$10.23							
Value at end of period	$12.55	$10.18	$11.40							
Number of accumulation units outstanding at end of period	302,606	249,986	254,559							

CFI 5

Condensed Financial Information (continued)

	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.25	$14.87	$12.37	$11.72	$11.94	$11.36	$9.29	$8.12	$8.64	$7.58
Value at end of period	$16.29	$13.25	$14.87	$12.37	$11.72	$11.94	$11.36	$9.29	$8.12	$8.64
Number of accumulation units outstanding at end of period	0	0	0	95,853	46,231	21,290	35,665	24,383	23,521	21,956
VOYA SOLUTION 2055 PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$10.16	$11.41	$10.21							
Value at end of period	$12.58	$10.16	$11.41							
Number of accumulation units outstanding at end of period	63,525	47,187	36,160							
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$16.70	$18.81	$15.59	$14.77	$15.03	$14.28	$11.67	$10.20	$11.10	
Value at end of period	$20.64	$16.70	$18.81	$15.59	$14.77	$15.03	$14.28	$11.67	$10.20	
Number of accumulation units outstanding at end of period	0	0	0	18,463	10,454	5,182	5,478	4,745	3,477	
VOYA SOLUTION INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$10.22	$10.59	$10.10							
Value at end of period	$11.50	$10.22	$10.59							
Number of accumulation units outstanding at end of period	148,630	129,778	126,446							
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.54	$14.07	$12.98	$12.53	$12.62	$12.05	$11.37	$10.46	$10.52	$9.69
Value at end of period	$15.20	$13.54	$14.07	$12.98	$12.53	$12.62	$12.05	$11.37	$10.46	$10.52
Number of accumulation units outstanding at end of period	0	0	0	109,394	118,043	6,200	6,231	4,479	1,409	141
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$27.42	$28.78	$26.25	$25.05	$25.32	$23.97	$21.59	$19.41	$19.25	$17.49
Value at end of period	$31.24	$27.42	$28.78	$26.25	$25.05	$25.32	$23.97	$21.59	$19.41	$19.25
Number of accumulation units outstanding at end of period	0	0	0	104,937	132,355	164,730	76,495	42,042	64,676	21,017
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$29.93	$32.89	$28.14	$26.54	$27.09	$25.66	$21.16	$18.58	$19.32	$17.25
Value at end of period	$36.49	$29.93	$32.89	$28.14	$26.54	$27.09	$25.66	$21.16	$18.58	$19.32
Number of accumulation units outstanding at end of period	0	0	0	38,043	46,822	57,433	74,563	84,131	101,101	112,219
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$28.43	$30.49	$26.85	$25.39	$25.76	$24.37	$21.10	$18.75	$19.04	$17.16
Value at end of period	$33.65	$28.43	$30.49	$26.85	$25.39	$25.76	$24.37	$21.10	$18.75	$19.04
Number of accumulation units outstanding at end of period	0	0	0	26,775	29,040	32,361	46,256	44,370	48,892	55,425
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2013)										
Value at beginning of period	$16.75	$19.66	$17.78	$14.42	$14.77	$13.22	$10.36			
Value at end of period	$21.77	$16.75	$19.66	$17.78	$14.42	$14.77	$13.22			
Number of accumulation units outstanding at end of period	46,412	60,856	79,825	77,833	27,259	37,087	28,407			
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.11	$20.66	$16.25	$15.55	$16.52	$15.98	$11.62	$9.80	$9.68	$7.73
Value at end of period	$27.65	$20.11	$20.66	$16.25	$15.55	$16.52	$15.98	$11.62	$9.80	$9.68
Number of accumulation units outstanding at end of period	0	0	0	563,907	667,009	774,367	847,729	677,624	683,063	544,899
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.63	$15.01	$13.66	$13.66	$13.98	$12.37	$12.01	$9.62	$10.24	$8.88
Value at end of period	$16.87	$13.63	$15.01	$13.66	$13.66	$13.98	$12.37	$12.01	$9.62	$10.24
Number of accumulation units outstanding at end of period	326,850	306,695	339,950	386,833	408,309	479,375	437,295	345,044	195,580	160,411
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$11.22	$12.49	$11.35	$9.93	$10.23	$10.06				
Value at end of period	$13.37	$11.22	$12.49	$11.35	$9.93	$10.23				
Number of accumulation units outstanding at end of period	1,489,705	1,735,666	1,980,038	2,341,009	2,480,751	2,732,050				

Condensed Financial Information (continued)

	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
VY® INVESCO OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$22.61	$26.25	$19.39	$19.51	$18.90	$18.65	$14.81	$12.28	$13.50	$11.74
Value at end of period	$29.58	$22.61	$26.25	$19.39	$19.51	$18.90	$18.65	$14.81	$12.28	$13.50
Number of accumulation units outstanding at end of period	1,520,088	1,734,890	1,878,791	2,013,458	2,166,501	2,200,985	2,299,277	2,456,145	2,684,637	2,781,964
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$20.69	$24.99	$17.58	$15.65	$18.70	$18.67	$19.94	$16.87	$20.78	$17.39
Value at end of period	$27.13	$20.69	$24.99	$17.58	$15.65	$18.70	$18.67	$19.94	$16.87	$20.78
Number of accumulation units outstanding at end of period	0	0	0	520,786	539,887	608,904	657,792	823,142	856,134	982,516
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$16.35	$18.71	$16.54	$14.51	$15.06	$13.19	$10.09	$10.05		
Value at end of period	$20.52	$16.35	$18.71	$16.54	$14.51	$15.06	$13.19	$10.09		
Number of accumulation units outstanding at end of period	1,000,183	1,153,925	1,273,937	509,827	490,586	460,787	374,880	89,605		
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$10.85	$10.88	$10.16							
Value at end of period	$13.39	$10.85	$10.88							
Number of accumulation units outstanding at end of period	1,196,228	1,082,552	914,259							
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$29.41	$30.62	$24.74	$23.22	$22.96	$20.73	$15.48	$13.46	$14.11	$11.08
Value at end of period	$40.04	$29.41	$30.62	$24.74	$23.22	$22.96	$20.73	$15.48	$13.46	$14.11
Number of accumulation units outstanding at end of period	906,991	952,310	997,013	785,885	918,456	821,000	893,063	992,897	968,465	781,537
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$70.42	$71.73	$54.14	$53.79	$48.96	$45.48	$32.97	$27.99	$28.56	$24.68
Value at end of period	$91.45	$70.42	$71.73	$54.14	$53.79	$48.96	$45.48	$32.97	$27.99	$28.56
Number of accumulation units outstanding at end of period	509,954	526,598	534,547	548,919	621,553	592,285	628,902	686,105	666,877	691,824
WANGER INTERNATIONAL										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$12.39	$15.17	$11.51	$11.77	$11.86	$12.53	$10.34	$9.95		
Value at end of period	$15.99	$12.39	$15.17	$11.51	$11.77	$11.86	$12.53	$10.34		
Number of accumulation units outstanding at end of period	0	0	0	254,518	275,641	294,947	275,529	74,905		
WANGER USA										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$17.66	$18.05	$15.22	$13.50	$13.70	$13.20	$9.97	$9.69		
Value at end of period	$22.98	$17.66	$18.05	$15.22	$13.50	$13.70	$13.20	$9.97		
Number of accumulation units outstanding at end of period	64,539	61,219	36,308	27,800	30,553	37,379	49,793	33,800		

TABLE II
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 0.55%
FOR VOYA GOVERNMENT MONEY MARKET PORTFOLIO AND 1.20% FOR ALL OTHER SUBACCOUNTS
(Selected data for accumulation units outstanding throughout each period)

	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
Value at beginning of period	$26.36	$27.14	$21.55	$21.38	$21.12	$20.40	$15.32	$13.48	$14.36	$13.24
Value at end of period	$34.88	$26.36	$27.14	$21.55	$21.38	$21.12	$20.40	$15.32	$13.48	$14.36
Number of accumulation units outstanding at end of period	46,120	48,624	41,286	38,649	42,085	53,206	66,168	28,279	26,469	26,164

Condensed Financial Information (continued)

	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
AMANA GROWTH FUND (INVESTOR SHARES)										
Value at beginning of period	$28.17	$27.83	$21.84	$20.54	$20.88	$18.53	$15.26	$13.87	$14.28	$12.44
Value at end of period	$37.04	$28.17	$27.83	$21.84	$20.54	$20.88	$18.53	$15.26	$13.87	$14.28
Number of accumulation units outstanding at end of period	285,815	272,783	276,504	274,845	276,411	304,441	262,374	214,728	157,698	94,190
AMANA INCOME FUND (INVESTOR SHARES)										
Value at beginning of period	$24.41	$26.06	$21.68	$20.06	$20.91	$19.39	$15.12	$13.94	$13.81	$12.44
Value at end of period	$30.21	$24.41	$26.06	$21.68	$20.06	$20.91	$19.39	$15.12	$13.94	$13.81
Number of accumulation units outstanding at end of period	530,500	552,510	592,747	616,277	606,992	711,219	740,440	672,083	588,358	356,863
AMERICAN CENTURY INVESTMENTS® INCOME & GROWTH FUND (A CLASS)										
Value at beginning of period	$19.41	$21.14	$17.79	$15.89	$17.09	$15.41	$11.52	$10.19	$10.02	$8.89
Value at end of period	$23.72	$19.41	$21.14	$17.79	$15.89	$17.09	$15.41	$11.52	$10.19	$10.02
Number of accumulation units outstanding at end of period	468,324	480,375	489,935	507,819	560,460	635,293	623,595	552,002	522,290	508,571
AMERICAN CENTURY INVESTMENTS® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
Value at beginning of period	$11.79	$12.24	$12.02	$11.61	$12.01	$11.84	$13.18	$12.49	$11.16	$10.69
Value at end of period	$12.56	$11.79	$12.24	$12.02	$11.61	$12.01	$11.84	$13.18	$12.49	$11.16
Number of accumulation units outstanding at end of period	443,788	458,994	472,068	505,289	537,154	821,343	1,042,832	1,617,868	1,424,631	630,079
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$27.01	$28.18	$22.61	$21.11	$20.28	$18.78	$14.20	$11.91	$12.64	$11.37
Value at end of period	$34.19	$27.01	$28.18	$22.61	$21.11	$20.28	$18.78	$14.20	$11.91	$12.64
Number of accumulation units outstanding at end of period	2,517,289	2,669,256	2,609,147	2,518,475	2,602,219	2,811,946	2,767,400	2,603,887	2,634,040	2,723,664
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$23.60	$24.62	$20.75	$18.52	$18.79	$17.11	$13.13	$11.80	$11.14	$9.93
Value at end of period	$29.26	$23.60	$24.62	$20.75	$18.52	$18.79	$17.11	$13.13	$11.80	$11.14
Number of accumulation units outstanding at end of period	1,833,204	1,805,078	1,664,902	1,575,404	1,457,447	1,542,975	1,461,635	1,450,357	1,485,252	1,399,928
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during May 2016)										
Value at beginning of period	$13.30	$12.43	$10.05	$10.06						
Value at end of period	$16.51	$13.30	$12.43	$10.05						
Number of accumulation units outstanding at end of period	411,143	359,283	204,414	79,964						
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$49.18	$51.14	$46.21	$43.37	$44.87	$41.44	$35.53	$32.50	$31.39	$28.29
Value at end of period	$60.46	$49.18	$51.14	$46.21	$43.37	$44.87	$41.44	$35.53	$32.50	$31.39
Number of accumulation units outstanding at end of period	217,475	224,322	247,954	257,472	279,609	330,433	346,494	360,380	374,179	388,657
FIDELITY® VIP ASSET MANAGER PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$31.75	$33.95	$30.11	$29.57	$29.88	$28.57	$24.99	$22.46	$23.28	$20.58
Value at end of period	$37.09	$31.75	$33.95	$30.11	$29.57	$29.88	$28.57	$24.99	$22.46	$23.28
Number of accumulation units outstanding at end of period	419,350	432,431	455,452	483,041	526,728	590,532	637,509	715,320	712,506	737,091
FIDELITY® VIP CONTRAFUND℠ PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$71.05	$76.81	$63.78	$59.76	$60.08	$54.32	$41.86	$36.35	$37.67	$32.46
Value at end of period	$92.37	$71.05	$76.81	$63.78	$59.76	$60.08	$54.32	$41.86	$36.35	$37.67
Number of accumulation units outstanding at end of period	3,113,945	3,329,053	3,529,812	3,693,863	3,951,020	4,383,512	4,557,723	4,700,180	4,803,413	4,924,094
FIDELITY® VIP EQUITY-INCOME PORTFOLIO℠ (INITIAL CLASS)										
Value at beginning of period	$41.88	$46.22	$41.43	$35.53	$37.44	$34.86	$27.52	$23.72	$23.73	$20.81
Value at end of period	$52.74	$41.88	$46.22	$41.43	$35.53	$37.44	$34.86	$27.52	$23.72	$23.73
Number of accumulation units outstanding at end of period	1,009,678	1,071,560	1,176,418	1,204,268	1,308,351	1,576,804	1,689,975	1,747,487	1,851,626	1,979,608
FIDELITY® VIP HIGH INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.29	$17.04	$16.13	$14.24	$14.96	$14.97	$14.29	$12.65	$12.28	$10.90
Value at end of period	$18.52	$16.29	$17.04	$16.13	$14.24	$14.96	$14.97	$14.29	$12.65	$12.28
Number of accumulation units outstanding at end of period	418,006	423,295	450,084	455,501	466,393	582,408	580,705	642,122	573,846	597,037

CFI 8

Condensed Financial Information (continued)

	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
FIDELITY® VIP INDEX 500 PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$55.49	$58.80	$48.89	$44.24	$44.18	$39.37	$30.12	$26.27	$26.00	$22.84
Value at end of period	$72.01	$55.49	$58.80	$48.89	$44.24	$44.18	$39.37	$30.12	$26.27	$26.00
Number of accumulation units outstanding at end of period	3,560,832	3,564,838	3,521,033	3,450,497	3,438,312	3,641,156	3,636,607	3,619,900	3,685,829	3,805,751
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$12.42	$14.75	$11.46	$12.21	$11.93	$13.13	$10.19	$8.53	$10.40	$9.29
Value at end of period	$15.67	$12.42	$14.75	$11.46	$12.21	$11.93	$13.13	$10.19	$8.53	$10.40
Number of accumulation units outstanding at end of period	255,326	264,996	307,322	261,772	304,924	342,621	379,349	341,012	355,599	359,772
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$35.05	$40.72	$37.24	$28.95	$31.64	$31.84	$23.64	$20.19	$21.19	$16.69
Value at end of period	$43.76	$35.05	$40.72	$37.24	$28.95	$31.64	$31.84	$23.64	$20.19	$21.19
Number of accumulation units outstanding at end of period	398,670	419,153	440,360	474,302	471,034	608,243	601,102	495,756	501,013	543,368
INVESCO AMERICAN VALUE FUND (CLASS R5)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$10.53	$12.19	$11.23	$9.79	$10.84	$10.62				
Value at end of period	$13.01	$10.53	$12.19	$11.23	$9.79	$10.84				
Number of accumulation units outstanding at end of period	50,190	50,454	45,977	51,957	65,015	20,983				
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
Value at beginning of period	$19.17	$22.04	$19.39	$17.52	$18.53	$17.95	$14.06	$12.87	$13.87	$12.45
Value at end of period	$23.83	$19.17	$22.04	$19.39	$17.52	$18.53	$17.95	$14.06	$12.87	$13.87
Number of accumulation units outstanding at end of period	32,509	30,822	30,466	32,014	32,605	61,385	90,776	115,685	145,422	139,645
INVESCO OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$51.93	$59.82	$44.92	$42.53	$50.09	$53.25	$49.72	$41.60	$51.30	$40.80
Value at end of period	$63.62	$51.93	$59.82	$44.92	$42.53	$50.09	$53.25	$49.72	$41.60	$51.30
Number of accumulation units outstanding at end of period	912,825	954,958	963,782	954,359	979,429	1,127,984	1,156,928	1,233,800	1,266,546	1,331,557
INVESCO OPPENHEIMER MAIN STREET FUND® (CLASS A)										
(Funds were first received in this option during May 2016)										
Value at beginning of period	$11.56	$12.71	$11.02	$10.09						
Value at end of period	$15.08	$11.56	$12.71	$11.02						
Number of accumulation units outstanding at end of period	67,605	46,045	42,905	11,977						
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$18.22	$19.13	$15.20	$15.05	$14.50	$13.53	$9.77	$10.10		
Value at end of period	$24.61	$18.22	$19.13	$15.20	$15.05	$14.50	$13.53	$9.77		
Number of accumulation units outstanding at end of period	197,118	204,776	199,880	190,241	229,434	238,213	221,585	206,308		
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$12.62	$14.10	$12.61	$11.57	$12.43	$11.63	$9.11	$8.08	$8.17	$7.53
Value at end of period	$16.09	$12.62	$14.10	$12.61	$11.57	$12.43	$11.63	$9.11	$8.08	$8.17
Number of accumulation units outstanding at end of period	300,460	303,098	306,165	324,751	371,057	450,472	469,085	509,946	556,507	590,492
LAZARD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$10.07	$11.83	$9.77	$9.49						
Value at end of period	$12.03	$10.07	$11.83	$9.77						
Number of accumulation units outstanding at end of period	11,321	8,557	9,834	1,207						
LOOMIS SAYLES LIMITED TERM GOVERNMENT AND AGENCY FUND (CLASS Y)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$9.90	$9.88	$9.89	$9.92	$9.99	$10.00				
Value at end of period	$10.12	$9.90	$9.88	$9.89	$9.92	$9.99				
Number of accumulation units outstanding at end of period	41,617	35,600	35,586	36,462	30,782	25,060				
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$25.73	$30.65	$29.03	$25.24	$26.55	$24.10	$18.71	$16.51	$17.37	$13.99
Value at end of period	$31.17	$25.73	$30.65	$29.03	$25.24	$26.55	$24.10	$18.71	$16.51	$17.37
Number of accumulation units outstanding at end of period	529,674	568,333	606,553	628,254	664,798	782,054	822,172	836,872	886,701	904,005

Condensed Financial Information (continued)

	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
NUVEEN GLOBAL INFRASTRUCTURE FUND (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$11.08	$12.14	$10.27	$9.64	$10.45	$10.03				
Value at end of period	$14.19	$11.08	$12.14	$10.27	$9.64	$10.45				
Number of accumulation units outstanding at end of period	140,631	137,106	145,078	119,786	79,059	114,471				
PAX SUSTAINABLE ALLOCATION FUND (INVESTOR CLASS)										
Value at beginning of period	$17.31	$18.27	$16.34	$15.62	$15.90	$14.90	$12.95	$11.77	$12.11	$10.93
Value at end of period	$20.67	$17.31	$18.27	$16.34	$15.62	$15.90	$14.90	$12.95	$11.77	$12.11
Number of accumulation units outstanding at end of period	550,489	578,417	618,428	633,025	686,437	735,672	820,778	853,944	912,396	969,286
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$5.23	$6.17	$6.09	$5.39	$7.36	$9.98				
Value at end of period	$5.80	$5.23	$6.17	$6.09	$5.39	$7.36				
Number of accumulation units outstanding at end of period	25,607	25,066	21,773	38,346	5,526	309				
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$9.69	$10.03	$9.79	$9.42	$9.80	$10.07				
Value at end of period	$10.38	$9.69	$10.03	$9.79	$9.42	$9.80				
Number of accumulation units outstanding at end of period	85,502	60,979	52,051	57,263	40,478	61,094				
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during May 2016)										
Value at beginning of period	$9.91	$9.97	$9.79	$9.95						
Value at end of period	$10.48	$9.91	$9.97	$9.79						
Number of accumulation units outstanding at end of period	85,233	53,701	33,624	31,663						
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$3.24	$3.73	$3.45	$2.39	$3.29	$3.64	$7.58	$8.71	$9.66	
Value at end of period	$4.57	$3.24	$3.73	$3.45	$2.39	$3.29	$3.64	$7.58	$8.71	
Number of accumulation units outstanding at end of period	720,098	632,201	578,583	629,391	446,296	403,196	258,748	180,235	78,588	
VICTORY SYCAMORE ESTABLISHED VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2016)										
Value at beginning of period	$11.80	$13.31	$11.64	$10.25						
Value at end of period	$14.97	$11.80	$13.31	$11.64						
Number of accumulation units outstanding at end of period	372,717	306,076	215,119	103,552						
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$53.97	$58.63	$51.72	$48.55	$50.06	$47.70	$41.35	$36.79	$37.65	$33.33
Value at end of period	$63.52	$53.97	$58.63	$51.72	$48.55	$50.06	$47.70	$41.35	$36.79	$37.65
Number of accumulation units outstanding at end of period	312,901	338,169	368,992	401,674	440,915	526,370	577,799	630,019	692,758	758,971
VOYA FLOATING RATE FUND (CLASS A)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$10.45	$10.60	$10.47	$10.16						
Value at end of period	$10.99	$10.45	$10.60	$10.47						
Number of accumulation units outstanding at end of period	33,408	28,815	16,407	10,028						
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.56	$15.04	$13.88	$13.21	$13.98	$14.08	$14.84	$13.91	$13.55	$11.81
Value at end of period	$15.52	$14.56	$15.04	$13.88	$13.21	$13.98	$14.08	$14.84	$13.91	$13.55
Number of accumulation units outstanding at end of period	580,660	599,472	630,744	659,277	703,787	884,362	976,574	1,218,098	1,339,300	1,126,151
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$11.01	$12.26	$10.05	$9.62	$10.34					
Value at end of period	$13.21	$11.01	$12.26	$10.05	$9.62					
Number of accumulation units outstanding at end of period	751,464	797,143	855,621	911,093	1,025,005					

Condensed Financial Information (continued)

	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$10.65	$11.62	$10.23	$9.69	$10.15	$10.08				
Value at end of period	$12.46	$10.65	$11.62	$10.23	$9.69	$10.15				
Number of accumulation units outstanding at end of period	6,648	5,526	6,869	5,940	1,892	1,873				
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$9.89	$9.93	$9.90	$10.04						
Value at end of period	$10.29	$9.89	$9.93	$9.90						
Number of accumulation units outstanding at end of period	35,959	17,172	22,636	10,124						
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$56.58	$56.02	$55.98	$56.19	$56.50	$56.80	$57.08	$57.32	$57.51	$57.57
Value at end of period	$57.37	$56.58	$56.02	$55.98	$56.19	$56.50	$56.80	$57.08	$57.32	$57.51
Number of accumulation units outstanding at end of period	291,437	302,074	296,821	303,928	299,848	374,770	425,668	496,734	543,895	627,823
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$442.04	$468.26	$393.80	$363.07	$372.77	$340.76	$263.86	$230.41	$233.35	$206.50
Value at end of period	$562.92	$442.04	$468.26	$393.80	$363.07	$372.77	$340.76	$263.86	$230.41	$233.35
Number of accumulation units outstanding at end of period	272,019	289,846	313,872	335,073	367,273	440,580	483,630	400,707	429,960	464,419
VOYA HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$19.09	$19.91	$18.91	$16.66	$17.18	$17.14	$16.38	$14.47	$13.96	$12.31
Value at end of period	$21.76	$19.09	$19.91	$18.91	$16.66	$17.18	$17.14	$16.38	$14.47	$13.96
Number of accumulation units outstanding at end of period	368,279	330,603	318,934	302,255	322,501	439,238	444,143	565,452	399,549	301,912
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$40.21	$43.67	$35.46	$32.54	$32.66	$29.03	$22.10	$19.52	$19.73	$17.49
Value at end of period	$51.67	$40.21	$43.67	$35.46	$32.54	$32.66	$29.03	$22.10	$19.52	$19.73
Number of accumulation units outstanding at end of period	820,230	884,140	921,563	958,077	993,725	1,146,869	1,189,305	1,254,912	1,326,056	1,430,670
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$42.29	$49.97	$44.52	$38.14	$39.30	$36.31	$27.30	$23.45	$23.96	$19.85
Value at end of period	$53.10	$42.29	$49.97	$44.52	$38.14	$39.30	$36.31	$27.30	$23.45	$23.96
Number of accumulation units outstanding at end of period	1,280,477	1,354,552	1,409,548	1,427,012	1,474,396	1,666,116	1,738,767	1,742,367	1,773,437	1,812,468
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$30.88	$35.68	$32.85	$26.11	$27.30	$26.21	$18.58	$16.71	$17.01	$13.98
Value at end of period	$37.16	$30.88	$35.68	$32.85	$26.11	$27.30	$26.21	$18.58	$16.71	$17.01
Number of accumulation units outstanding at end of period	914,016	974,845	1,008,441	1,019,434	1,002,669	1,101,303	1,143,384	1,078,786	1,085,530	1,110,384
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$110.64	$112.59	$108.48	$105.23	$105.87	$100.45	$101.75	$94.03	$88.32	$81.21
Value at end of period	$120.09	$110.64	$112.59	$108.48	$105.23	$105.87	$100.45	$101.75	$94.03	$88.32
Number of accumulation units outstanding at end of period	364,667	375,363	407,756	428,548	452,000	367,690	381,434	424,443	439,731	502,606
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$13.73	$16.11	$13.06	$13.11	$13.38	$14.40	$12.00	$10.22	$11.75	$11.00
Value at end of period	$16.48	$13.73	$16.11	$13.06	$13.11	$13.38	$14.40	$12.00	$10.22	$11.75
Number of accumulation units outstanding at end of period	235,666	225,563	210,926	187,949	173,033	183,806	200,947	179,397	183,247	181,453
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$23.61	$24.26	$18.92	$18.42	$17.52	$15.61	$12.06	$10.32	$10.31	
Value at end of period	$30.98	$23.61	$24.26	$18.92	$18.42	$17.52	$15.61	$12.06	$10.32	
Number of accumulation units outstanding at end of period	2,578,253	2,697,813	2,806,513	2,920,587	3,009,581	3,457,636	1,941,805	1,991,261	1,811,359	
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.82	$16.27	$14.50	$12.89	$13.65	$12.55	$9.70	$8.55	$8.34	$7.06
Value at end of period	$18.32	$14.82	$16.27	$14.50	$12.89	$13.65	$12.55	$9.70	$8.55	$8.34
Number of accumulation units outstanding at end of period	2,660,218	2,789,277	2,934,493	3,125,881	3,443,616	3,926,819	4,182,027	3,041,085	3,250,029	3,320,697

CFI 11

Condensed Financial Information (continued)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period				$10.19	$12.17	$13.09	$13.00	$13.78	$17.03	$15.57
Value at end of period				$12.17	$13.09	$13.00	$13.78	$17.03	$15.57	$19.89
Number of accumulation units outstanding at end of period				712,399	746,328	766,709	835,170	907,769	970,903	933,537
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$12.47	$13.92	$14.37	$16.27	$21.23	$23.72	$25.22	$26.55	$34.44	$33.70
Value at end of period	$13.92	$14.37	$16.27	$21.23	$23.72	$25.22	$26.55	$34.44	$33.70	$45.23
Number of accumulation units outstanding at end of period	63,578	79,558	102,626	112,153	139,913	136,575	213,463	252,481	314,159	327,267
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2016)										
Value at beginning of period							$10.43	$11.17	$13.02	$11.67
Value at end of period							$11.17	$13.02	$11.67	$14.98
Number of accumulation units outstanding at end of period							43,814	104,275	139,678	238,577
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2016)										
Value at beginning of period							$10.56	$12.42	$14.03	$12.30
Value at end of period							$12.42	$14.03	$12.30	$15.21
Number of accumulation units outstanding at end of period							31,092	98,454	169,038	238,864
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2014)										
Value at beginning of period					$10.20	$11.05	$10.82	$12.13	$14.23	$11.82
Value at end of period					$11.05	$10.82	$12.13	$14.23	$11.82	$14.69
Number of accumulation units outstanding at end of period					44,187	368,135	544,846	682,509	787,630	823,392
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$12.58	$15.49	$14.95	$16.94	$23.06	$24.28	$23.80	$29.28	$32.19	$26.77
Value at end of period	$15.49	$14.95	$16.94	$23.06	$24.28	$23.80	$29.28	$32.19	$26.77	$33.38
Number of accumulation units outstanding at end of period	764,341	744,462	764,050	786,547	740,824	649,223	655,276	662,028	656,419	636,316
VOYA SOLUTION 2025 PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period					$10.03	$10.32	$10.22	$10.72	$12.24	$11.43
Value at end of period					$10.32	$10.22	$10.72	$12.24	$11.43	$13.37
Number of accumulation units outstanding at end of period					14,867	53,670	75,250	155,030	224,068	252,871
VOYA SOLUTION 2035 PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period					$10.05	$10.39	$10.24	$10.77	$12.76	$11.58
Value at end of period					$10.39	$10.24	$10.77	$12.76	$11.58	$13.99
Number of accumulation units outstanding at end of period					59,094	104,269	101,740	168,427	241,155	299,605
VOYA SOLUTION 2045 PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period					$10.06	$10.45	$10.27	$10.82	$12.99	$11.54
Value at end of period					$10.45	$10.27	$10.82	$12.99	$11.54	$14.17
Number of accumulation units outstanding at end of period					6,220	31,999	43,595	62,642	89,691	110,395
VOYA SOLUTION 2055 PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period					$10.47	$10.48	$10.29	$10.85	$13.07	$11.58
Value at end of period					$10.48	$10.29	$10.85	$13.07	$11.58	$14.28
Number of accumulation units outstanding at end of period					27,849	57,854	51,506	79,588	87,666	128,392
VOYA SOLUTION INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period					$10.01	$10.25	$10.15	$10.51	$11.39	$10.93
Value at end of period					$10.25	$10.15	$10.51	$11.39	$10.93	$12.25
Number of accumulation units outstanding at end of period					4,070	12,033	11,380	19,166	18,178	15,848

Condensed Financial Information (continued)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.53	$19.28	$19.43	$21.59	$23.92	$25.20	$24.85	$25.95	$28.34	$26.87
Value at end of period	$19.28	$19.43	$21.59	$23.92	$25.20	$24.85	$25.95	$28.34	$26.87	$30.49
Number of accumulation units outstanding at end of period	77,256	96,278	135,293	132,824	143,103	94,014	81,789	81,562	77,278	78,852
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$17.29	$19.36	$18.60	$21.16	$25.60	$26.96	$26.32	$27.81	$32.39	$29.34
Value at end of period	$19.36	$18.60	$21.16	$25.60	$26.96	$26.32	$27.81	$32.39	$29.34	$35.61
Number of accumulation units outstanding at end of period	162,336	173,742	173,976	167,295	166,282	132,643	130,391	125,213	128,014	141,074
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.20	$19.08	$18.78	$21.10	$24.32	$25.63	$25.18	$26.54	$30.02	$27.86
Value at end of period	$19.08	$18.78	$21.10	$24.32	$25.63	$25.18	$26.54	$30.02	$27.86	$32.83
Number of accumulation units outstanding at end of period	123,451	122,760	117,597	127,419	152,970	127,138	119,268	113,760	101,779	104,696
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$16.37	$20.51	$20.75	$24.57	$33.72	$34.76	$32.62	$33.95	$43.00	$41.68
Value at end of period	$20.51	$20.75	$24.57	$33.72	$34.76	$32.62	$33.95	$43.00	$41.68	$57.05
Number of accumulation units outstanding at end of period	733,526	764,203	760,765	901,553	862,855	660,967	594,442	566,273	578,433	562,065
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$8.88	$10.23	$9.60	$11.98	$12.31	$13.87	$13.51	$13.47	$14.74	$13.32
Value at end of period	$10.23	$9.60	$11.98	$12.31	$13.87	$13.51	$13.47	$14.74	$13.32	$16.42
Number of accumulation units outstanding at end of period	1,100,279	1,120,729	1,247,524	1,305,740	1,409,183	1,237,968	1,205,451	1,122,187	1,039,498	988,985
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$13.12	$14.95	$14.49	$17.01	$22.70	$24.48	$22.74	$26.47	$30.78	$26.64
Value at end of period	$14.95	$14.49	$17.01	$22.70	$24.48	$22.74	$26.47	$30.78	$26.64	$32.96
Number of accumulation units outstanding at end of period	728,860	631,813	582,410	645,356	680,809	518,394	494,868	483,628	461,962	419,028
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.31	$12.57	$12.32	$13.74	$16.97	$18.27	$17.68	$20.14	$22.07	$19.74
Value at end of period	$12.57	$12.32	$13.74	$16.97	$18.27	$17.68	$20.14	$22.07	$19.74	$23.42
Number of accumulation units outstanding at end of period	1,236,752	1,159,658	1,096,486	1,166,315	3,147,260	2,723,951	2,513,468	2,394,395	2,239,685	2,136,222
VY® INVESCO OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$11.73	$13.48	$12.26	$14.76	$18.54	$18.75	$19.29	$19.10	$25.76	$22.09
Value at end of period	$13.48	$12.26	$14.76	$18.54	$18.75	$19.29	$19.10	$25.76	$22.09	$28.77
Number of accumulation units outstanding at end of period	7,408,486	6,972,743	6,538,272	6,332,627	5,986,144	5,323,141	5,045,894	4,864,380	4,669,159	4,403,388
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$17.38	$20.75	$16.84	$19.87	$18.57	$18.55	$15.48	$17.32	$24.53	$20.22
Value at end of period	$20.75	$16.84	$19.87	$18.57	$18.55	$15.48	$17.32	$24.53	$20.22	$26.40
Number of accumulation units outstanding at end of period	970,196	858,659	808,150	644,118	598,681	445,858	472,646	544,954	470,257	461,357
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2016)										
Value at beginning of period							$10.20	$10.54	$11.99	$11.91
Value at end of period							$10.54	$11.99	$11.91	$14.63
Number of accumulation units outstanding at end of period							533,436	857,291	1,232,241	1,810,361
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.07	$14.09	$13.43	$15.43	$20.62	$22.78	$22.96	$24.37	$30.06	$28.74
Value at end of period	$14.09	$13.43	$15.43	$20.62	$22.78	$22.96	$24.37	$30.06	$28.74	$38.95
Number of accumulation units outstanding at end of period	4,377,592	4,359,759	4,270,870	4,123,232	3,959,175	3,615,856	3,425,189	3,267,764	3,142,899	3,070,252
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$24.73	$28.62	$28.03	$32.97	$45.38	$48.73	$53.35	$53.51	$70.64	$69.03
Value at end of period	$28.62	$28.03	$32.97	$45.38	$48.73	$53.35	$53.51	$70.64	$69.03	$89.24
Number of accumulation units outstanding at end of period	1,144,278	1,109,815	1,133,016	1,100,511	1,073,753	946,005	916,089	949,368	987,164	994,310
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$18.93	$22.98	$22.26	$24.98	$34.09	$36.16	$34.11	$43.43	$47.66	$40.63
Value at end of period	$22.98	$22.26	$24.98	$34.09	$36.16	$34.11	$43.43	$47.66	$40.63	$51.39
Number of accumulation units outstanding at end of period	2,168,778	2,046,564	1,987,343	1,901,999	1,833,850	1,605,388	1,519,700	1,445,800	1,400,258	1,323,964

I hereby acknowledge receipt of Variable Annuity Account C State University of New York SUNY group deferred variable annuity prospectus dated May 1, 2020.

_____ Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.81216-20) dated May 1, 2020.

_____ Please send the most recent annual and/or quarterly report of Voya Retirement Insurance and Annuity Company.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.81216-20

> **VARIABLE ANNUITY ACCOUNT C**
> **OF**
> **VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**

Statement of Additional Information dated May 1, 2020

Group Variable Annuity Contracts issued to
The State University of New York ("SUNY") Defined Contribution Retirement Plans

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the "Separate Account") dated May 1, 2020 describing contracts issued in connection with the Defined Contribution Plans for the State University of New York.

A free prospectus is available upon request from the local Company office or by writing to or calling:

For all <u>regular mail</u>, please use:
Customer Service
Voya
P.O. Box 990063
Harford, CT 06199-0063

For <u>overnight mail</u>, please use:
Customer Service
Voya
One Orange Way
Windsor, CT 06095-4774

1-800-584-6001

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA."

The Company serves as the depositor for the separate account.

The Company has established the Service Center to provide administrative support to the contract holder and participants of the State University of New York Defined Contribution Retirement Plan ("SUNY"). This office will handle enrollments, billing, transfers, redemptions, and inquiries for all SUNY contract holders and participants. All forms and correspondence should be sent to the address listed on the cover of this Statement of Additional Information.

Other than the mortality and expense risk charge and administrative expense charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. **See "FEES" in the prospectus.**

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, Voya Financial Partners, LLC serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled **"CONTRACT OWNERSHIP AND RIGHTS"** and **"YOUR ACCOUNT VALUE."**

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2019, 2018 and 2017 amounted to $54,558,355.73, $54,251,364.57 and $53,079,777.93, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (**see "INCOME PHASE" in the prospectus**), the value of your account is determined using accumulation unit values as of the 10th valuation before the first payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the Contract show, for each option, the amount of the first payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5.0% per annum). Selection of a 5.0% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5.0% on an annual basis. Payments would decline if the rate failed to increase by 5.0%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based on a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next **(see "YOUR ACCOUNT VALUE" in the prospectus)**; such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5.0% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the 10th valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the payment option elected, a first monthly variable annuity payment of $6.68 per $1000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the 10th valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5.0% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

PERFORMANCE REPORTING

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. Standardized average annual total returns reflect the deduction of all recurring charges during each period (e.g., mortality and expense risk charges and administrative expense charges, if any).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except that we may also include performance from the Fund's inception date, if that date is earlier than the one we use for standardized returns.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2019, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

FINANCIAL STATEMENTS

Variable Annuity Account C of

Voya Retirement Insurance and Annuity Company

Year Ended December 31, 2019

with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2019

Contents

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Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Voya Retirement Insurance and Annuity
   Company and Contract Owners of Variable Annuity Account C of Voya
   Retirement Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts listed in the Appendix that comprise Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the Separate Account), as of December 31, 2019, the related statements of operations and the statements of changes in net assets for each of the periods indicated in the Appendix, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each subaccount as of December 31, 2019, the results of its operations and changes in its net assets for each of the periods indicated in the Appendix, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on each of the subaccounts' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2019, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Separate Accounts Auditor since 2001.

April 8, 2020

Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and
Annuity Company

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
AB Relative Value Fund – Class A	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
AB VPS Growth and Income Portfolio – Class A		
Aberdeen International Equity Fund – Institutional Class		
Invesco Floating Rate Fund – Class R5		
Invesco Mid Cap Core Equity Fund – Class A		
Invesco Small Cap Growth Fund – Class A		
Invesco International Growth Fund – Class R5		
Invesco Endeavor Fund – Class A		
Invesco Health Care Fund – Investor Class		
Invesco High Yield Fund – Class R5		
Invesco American Value Fund – Class R5		
Invesco Energy Fund – Class R5		
Invesco Small Cap Value Fund – Class A		
Invesco V.I. American Franchise Fund – Series I		
Invesco V.I. Core Equity Fund – Series I		
Alger Capital Appreciation Fund – Class A		
Alger Responsible Investing Fund – Class A		
AllianzGI NFJ Dividend Value Fund – Class A		
AllianzGI NFJ Large-Cap Value Fund – Institutional Class		
AllianzGI NFJ Small-Cap Value Fund – Class A		
Amana Growth Fund – Investor Class		
Amana Income Fund – Investor Class		
American Balanced Fund® – Class R-3		
American Beacon Small Cap Value Fund – Investor Class		
Inflation-Adjusted Bond Fund – Investor Class		
Income & Growth Fund – A Class		
Fundamental Investors℠ – Class R-3		
Fundamental Investors℠ – Class R-4		
American Mutual Fund® – Class R-4		
AMG Managers Fairpointe Mid Cap Fund – Class N		
Ariel Appreciation Fund – Investor Class		
Ariel Fund – Investor Class		
Artisan International Fund – Investor Shares		
BlackRock Equity Dividend Fund – Investor A Shares		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares		
BlackRock Health Sciences Opportunities Portfolio – Investor A Shares		
BlackRock Mid Cap Dividend Fund – Institutional Shares		
BlackRock Mid Cap Dividend Fund – Investor A Shares		
Bond Fund of America℠ – Class R-4		

Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Calvert VP SRI Balanced Portfolio	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Capital Income Builder® – Class R-4		
Capital World Growth & Income Fund℠ – Class R-3		
Cohen & Steers Realty Shares, Inc.		
Columbia℠ Acorn® Fund – Class A Shares		
Columbia℠ Acorn® Fund – Institutional Class		
Columbia Select Mid Cap Value Fund – Class A Shares		
Columbia Select Mid Cap Value Fund – Institutional Class		
CRM Mid Cap Value Fund – Investor Shares		
Davis Financial Fund – Class Y		
Delaware Smid Cap Growth Fund – Institutional Class		
Delaware Small Cap Value Fund – Class A		
DWS Small Cap Growth Fund – Class S		
DWS Equity 500 Index Fund – Class S		
DFA Inflation-Protected Securities Portfolio – Institutional Class Shares		
DFA Emerging Markets Core Equity Portfolio – Institutional Class Shares		
DFA U.S. Targeted Value Portfolio – Institutional Class Shares		
Dodge & Cox International Stock Fund		
Dodge & Cox Stock Fund		
Eaton Vance Large-Cap Value Fund – Class R Shares		
EuroPacific Growth Fund® – Class R-3		
EuroPacific Growth Fund® – Class R-4		
Fidelity Advisor® New Insights Fund – Class I		
Fidelity® VIP Equity-Income Portfolio – Initial Class		
Fidelity® VIP Growth Portfolio – Initial Class		
Fidelity® VIP High Income Portfolio – Initial Class		
Fidelity® VIP Overseas Portfolio – Initial Class		
Fidelity® VIP Contrafund® Portfolio – Initial Class		
Fidelity® VIP Index 500 Portfolio – Initial Class		
Fidelity® VIP Asset Manager Portfolio – Initial Class		
Franklin Mutual Global Discovery Fund – Class R		
Franklin Biotechnology Discovery Fund – Advisor Class		
Franklin Natural Resources Fund – Advisor Class		
Franklin Small-Mid Cap Growth Fund – Class A		
Franklin Small Cap Value VIP Fund – Class 2		
Goldman Sachs Growth Opportunities Fund – Investor Shares		
Growth Fund of America® – Class R-3		
Growth Fund of America® – Class R-4		
The Hartford Capital Appreciation Fund – Class R4		
The Hartford Dividend And Growth Fund – Class R4		
The Hartford International Opportunities Fund – Class R4		
Income Fund of America® – Class R-3		
Ivy Science and Technology Fund – Class Y		

Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Janus Henderson Balanced Portfolio – Institutional Shares	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Janus Henderson Enterprise Portfolio – Institutional Shares		
Janus Henderson Flexible Bond Portfolio – Institutional Shares		
Janus Henderson Global Research Portfolio – Institutional Shares		
Janus Henderson Research Portfolio – Institutional Shares		
JPMorgan Equity Income Fund – Class I Shares		
JPMorgan Government Bond Fund – Class I Shares		
Lazard International Equity Portfolio – Open Shares		
ClearBridge Aggressive Growth Fund – Class I		
LKCM Aquinas Catholic Equity Fund		
Loomis Sayles Small Cap Value Fund – Retail Class		
Loomis Sayles Limited Term Government and Agency Fund – Class Y		
Lord Abbett Developing Growth Fund – Class A		
Lord Abbett Core Fixed Income Fund – Class A		
Lord Abbett Short Duration Income Fund – Class R4		
Lord Abbett Mid Cap Stock Fund – Class A		
Lord Abbett Small Cap Value Fund – Class A		
Lord Abbett Fundamental Equity Fund – Class A		
Lord Abbett Series Fund Mid Cap Stock Portfolio – Class VC		
Mainstay Large Cap Growth Fund – Class R3		
Massachusetts Investors Growth Stock Fund – Class A		
Metropolitan West Total Return Bond Fund – Class I Shares		
Metropolitan West Total Return Bond Fund – Class M Shares		
MFS® New Discovery Fund – Class R3		
MFS® International Intrinsic Value Fund – Class R3		
Neuberger Berman Genesis Fund – Trust Class Shares		
Neuberger Berman Sustainable Equity Fund – Institutional Class Shares		
Neuberger Berman Sustainable Equity Fund – Trust Class Shares		
New Perspective Fund® – Class R-3		
New Perspective Fund® – Class R-4		
New World Fund® – Class R-4		
Nuveen Global Infrastructure Fund – Class I		
Invesco Oppenheimer Capital Appreciation Fund – Class A		
Invesco Oppenheimer Developing Markets Fund – Class A		
Invesco Oppenheimer Developing Markets Fund – Class Y		
Invesco Oppenheimer Gold & Special Minerals Fund – Class A		
Invesco Oppenheimer International Bond Fund – Class A		
Invesco Oppenheimer International Growth Fund – Class Y		
Invesco Oppenheimer International Small-Mid Company Fund – Class Y		
Invesco Oppenheimer Main Street Fund – Class A		
Invesco Oppenheimer V.I. Main Street Fund – Series I		
Invesco Oppenheimer V.I. Main Street Small Cap Fund – Series I		

Appendix
Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and
Annuity Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund – Series I	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Invesco Oppenheimer V.I. Global Fund – Series I		
Invesco Oppenheimer V.I. Global Strategic Income Fund – Series I		
Parnassus Core Equity Fund℠ – Investor Shares		
Pax Sustainable Allocation Fund – Investor Class		
PIMCO CommodityRealReturn Strategy Fund® – Administrative Class		
PIMCO VIT Real Return Portfolio – Administrative Class		
Pioneer Equity Income Fund – Class Y Shares		
Pioneer High Yield Fund – Class A Shares		
Pioneer Strategic Income Fund – Class A Shares		
Pioneer Equity Income VCT Portfolio – Class I		
Pioneer High Yield VCT Portfolio – Class I		
PGIM Jennison Utility Fund – Class Z		
Columbia Large Cap Value Fund – Advisor Class		
Royce Total Return Fund – Service Class		
Ave Maria Rising Dividend Fund		
SMALLCAP World Fund® – Class R-4		
T. Rowe Price Institutional Large-Cap Growth Fund		
T. Rowe Price Mid-Cap Value Fund – R Class		
T. Rowe Price Value Fund – Advisor Class		
TCW Total Return Bond Fund – Class N		
Templeton Foreign Fund – Class A		
Templeton Global Bond Fund – Advisor Class		
Templeton Global Bond Fund – Class A		
Third Avenue Real Estate Value Fund – Institutional Class		
Touchstone Value Fund – Institutional Class		
USAA Precious Metals and Minerals Fund – Adviser Shares		
Diversified Value Portfolio		
Equity Income Portfolio		
Small Company Growth Portfolio		
Victory Integrity Small-Cap Value Fund – Class Y		
Victory Sycamore Established Value Fund – Class A		
Victory Sycamore Small Company Opportunity Fund – Class R		
Voya Balanced Portfolio – Class I		
Voya Large Cap Value Fund – Class A		
Voya Real Estate Fund – Class A		
Voya Floating Rate Fund – Class A		
Voya GNMA Income Fund – Class A		
Voya Intermediate Bond Fund – Class A		
Voya Intermediate Bond Portfolio – Class I		
Voya Intermediate Bond Portfolio – Class S		

Appendix
Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and
Annuity Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Voya Global Perspectives® Portfolio – Class I	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Voya High Yield Portfolio – Adviser Class		
Voya High Yield Portfolio – Institutional Class		
Voya High Yield Portfolio – Service Class		
Voya Large Cap Growth Portfolio – Adviser Class		
Voya Large Cap Growth Portfolio – Institutional Class		
Voya Large Cap Growth Portfolio – Service Class		
Voya Large Cap Value Portfolio – Adviser Class		
Voya Large Cap Value Portfolio – Institutional Class		
Voya Large Cap Value Portfolio – Service Class		
Voya Limited Maturity Bond Portfolio – Adviser Class		
Voya U.S. Stock Index Portfolio – Institutional Class		
VY® BlackRock Inflation Protected Bond Portfolio – Adviser Class		
VY® Clarion Global Real Estate Portfolio – Institutional Class		
VY® Clarion Real Estate Portfolio – Adviser Class		
VY® Clarion Real Estate Portfolio – Institutional Class		
VY® Clarion Real Estate Portfolio – Service Class		
VY® Invesco Growth and Income Portfolio – Institutional Class		
VY® Invesco Growth and Income Portfolio – Service Class		
VY® JPMorgan Emerging Markets Equity Portfolio – Adviser Class		
VY® JPMorgan Emerging Markets Equity Portfolio – Institutional Class		
VY® JPMorgan Emerging Markets Equity Portfolio – Service Class		
VY® JPMorgan Small Cap Core Equity Portfolio – Adviser Class		
VY® JPMorgan Small Cap Core Equity Portfolio – Institutional Class		
VY® JPMorgan Small Cap Core Equity Portfolio – Service Class		
VY® T. Rowe Price Capital Appreciation Portfolio – Adviser Class		
VY® T. Rowe Price Capital Appreciation Portfolio – Institutional Class		
VY® T. Rowe Price Capital Appreciation Portfolio – Service Class		
VY® T. Rowe Price Equity Income Portfolio – Adviser Class		
VY® T. Rowe Price Equity Income Portfolio – Service Class		
VY® T. Rowe Price International Stock Portfolio – Adviser Class		
VY® T. Rowe Price International Stock Portfolio – Service Class		
Voya Government Money Market Portfolio – Class I		
Voya Global Real Estate Fund – Class A		
Voya Multi-Manager International Small Cap Fund – Class A		
Voya Multi-Manager International Small Cap Fund – Class I		
Voya Global Bond Portfolio – Adviser Class		
Voya Global Bond Portfolio – Initial Class		
Voya Global Bond Portfolio – Service Class		
Voya Index Solution 2025 Portfolio – Initial Class		
Voya Index Solution 2025 Portfolio – Service Class		

Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Voya Index Solution 2025 Portfolio – Service 2 Class	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Voya Index Solution 2035 Portfolio – Initial Class		
Voya Index Solution 2035 Portfolio – Service Class		
Voya Index Solution 2035 Portfolio – Service 2 Class		
Voya Index Solution 2045 Portfolio – Initial Class		
Voya Index Solution 2045 Portfolio – Service Class		
Voya Index Solution 2045 Portfolio – Service 2 Class		
Voya Index Solution 2055 Portfolio – Initial Class		
Voya Index Solution 2055 Portfolio – Service Class		
Voya Index Solution 2055 Portfolio – Service 2 Class		
Voya Index Solution Income Portfolio – Initial Class		
Voya Index Solution Income Portfolio – Service Class		
Voya Index Solution Income Portfolio – Service 2 Class		
Voya Solution 2025 Portfolio – Adviser Class		
Voya Solution 2025 Portfolio – Initial Class		
Voya Solution 2025 Portfolio – Service Class		
Voya Solution 2025 Portfolio – Service 2 Class		
Voya Solution 2035 Portfolio – Adviser Class		
Voya Solution 2035 Portfolio – Initial Class		
Voya Solution 2035 Portfolio – Service Class		
Voya Solution 2035 Portfolio – Service 2 Class		
Voya Solution 2045 Portfolio – Adviser Class		
Voya Solution 2045 Portfolio – Initial Class		
Voya Solution 2045 Portfolio – Service Class		
Voya Solution 2045 Portfolio – Service 2 Class		
Voya Solution 2055 Portfolio – Initial Class		
Voya Solution 2055 Portfolio – Service Class		
Voya Solution 2055 Portfolio – Service 2 Class		
Voya Solution Balanced Portfolio – Service Class		
Voya Solution Income Portfolio – Adviser Class		
Voya Solution Income Portfolio – Initial Class		
Voya Solution Income Portfolio – Service Class		
Voya Solution Income Portfolio – Service 2 Class		
Voya Solution Moderately Conservative Portfolio – Service Class		
VY® American Century Small-Mid Cap Value Portfolio – Adviser Class		
VY® American Century Small-Mid Cap Value Portfolio – Initial Class		
VY® American Century Small-Mid Cap Value Portfolio – Service Class		
VY® Baron Growth Portfolio – Adviser Class		
VY® Baron Growth Portfolio – Service Class		
VY® Columbia Contrarian Core Portfolio – Service Class		
VY® Columbia Small Cap Value II Portfolio – Adviser Class		

Appendix
Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and
Annuity Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
VY® Columbia Small Cap Value II Portfolio – Service Class	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
VY® Invesco Comstock Portfolio – Adviser Class		
VY® Invesco Comstock Portfolio – Service Class		
VY® Invesco Equity and Income Portfolio – Adviser Class		
VY® Invesco Equity and Income Portfolio – Initial Class		
VY® Invesco Equity and Income Portfolio – Service Class		
VY® JPMorgan Mid Cap Value Portfolio – Adviser Class		
VY® JPMorgan Mid Cap Value Portfolio – Initial Class		
VY® JPMorgan Mid Cap Value Portfolio – Service Class		
VY® Invesco Oppenheimer Global Portfolio – Adviser Class		
VY® Invesco Oppenheimer Global Portfolio – Initial Class		
VY® Invesco Oppenheimer Global Portfolio – Service Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio – Adviser Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio – Initial Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio – Service Class		
VY® T. Rowe Price Growth Equity Portfolio – Adviser Class		
VY® T. Rowe Price Growth Equity Portfolio – Initial Class		
VY® T. Rowe Price Growth Equity Portfolio – Service Class		
Voya International High Dividend Low Volatility Portfolio – Adviser Class		
Voya International High Dividend Low Volatility Portfolio – Initial Class		
Voya International High Dividend Low Volatility Portfolio – Service Class		
Voya Corporate Leaders 100 Fund – Class I		
Voya Strategic Allocation Conservative Portfolio – Class I		
Voya Strategic Allocation Growth Portfolio – Class I		
Voya Strategic Allocation Moderate Portfolio – Class I		
Voya Growth and Income Portfolio – Class A		
Voya Growth and Income Portfolio – Class I		
Voya Growth and Income Portfolio – Class S		
Voya Global Equity Portfolio – Class I		
Voya Global Equity Portfolio – Class S		
Voya Index Plus LargeCap Portfolio – Class I		
Voya Index Plus LargeCap Portfolio – Class S		
Voya Index Plus MidCap Portfolio – Class I		
Voya Index Plus MidCap Portfolio – Class S		
Voya Index Plus SmallCap Portfolio – Class I		
Voya Index Plus SmallCap Portfolio – Class S		
Voya International Index Portfolio – Class I		
Voya International Index Portfolio – Class S		
Voya Russell™ Large Cap Growth Index Portfolio – Class I		
Voya Russell™ Large Cap Growth Index Portfolio – Class S		
Voya Russell™ Large Cap Index Portfolio – Class I		

Appendix
Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and
Annuity Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Voya Russell™ Large Cap Index Portfolio – Class S Voya Russell™ Large Cap Value Index Portfolio – Class I Voya Russell™ Large Cap Value Index Portfolio – Class S Voya Russell™ Mid Cap Growth Index Portfolio – Class S Voya Russell™ Mid Cap Index Portfolio – Class I Voya Russell™ Small Cap Index Portfolio – Class I Voya Small Company Portfolio – Class I Voya Small Company Portfolio – Class S Voya U.S. Bond Index Portfolio – Class I Voya MidCap Opportunities Portfolio – Class I Voya MidCap Opportunities Portfolio – Class S Voya SmallCap Opportunities Portfolio – Class I Voya SmallCap Opportunities Portfolio – Class S Wanger International Wanger Select Wanger USA Washington Mutual Investors Fund℠ – Class R-3 Washington Mutual Investors Fund℠ – Class R-4 Wells Fargo Small Company Growth Fund – Administrator Class Wells Fargo Special Small Cap Value Fund – Class A Federated International Leaders Fund – Institutional Shares	For the year ended December 31, 2019	For each of the two years in the period ended December 31, 2019
Cohen & Steers Real Estate Securities Fund, Inc. – Class A	For the year ended December 31, 2019	For the year ended December 31, 2019 and for the period from June 4, 2018 (commencement of operations) through December 31, 2018
Calvert US Large-Cap Core Responsible Index Fund – Class A	For the period from June 4, 2019 (commencement of operations) through December 31, 2019	
Vanguard® Total Bond Market Index Fund – Admiral™ Shares Vanguard® Total International Stock Index Fund – Admiral™ Shares	For the period from July 19, 2019 (commencement of operations) through December 31, 2019	

Appendix
Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and
Annuity Company (continued)

Subaccounts	Statement of Operations	Statements of Changes in Net Assets
Wells Fargo Small Company Value Fund – Class A		For the period from September 20, 2019 (commencement of operations) through December 31, 2019
VY® Morgan Stanley Global Franchise Portfolio – Adviser Class	For the period from March 29, 2019 (commencement of operations) through December 31, 2019	For the period from January 1, 2018 to November 2, 2018 (close of operations) and the period from March 29, 2019 (recommencement of operations) through December 31, 2019

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	AB Relative Value Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5	Invesco Oppenheimer Capital Appreciation Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 167	$ 700	$ 17,155	$ 359	$ 75
Total assets	167	700	17,155	359	75
Net assets	$ 167	$ 700	$ 17,155	$ 359	$ 75
Net assets					
Accumulation units	$ 167	$ 700	$ 17,155	$ 359	$ 75
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 167	$ 700	$ 17,155	$ 359	$ 75
Total number of mutual fund shares	29,633	23,091	1,087,807	48,831	1,341
Cost of mutual fund shares	$ 163	$ 689	$ 15,222	$ 367	$ 75

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Invesco Oppenheimer Main Street Fund - Class A	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Oppenheimer International Growth Fund - Class Y
Assets					
Investments in mutual funds					
at fair value	$ 1,650	$ 3,825	$ 114	$ 715	$ 770
Total assets	1,650	3,825	114	715	770
Net assets	$ 1,650	$ 3,825	$ 114	$ 715	$ 770
Net assets					
Accumulation units	$ 1,650	$ 3,825	$ 114	$ 715	$ 770
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,650	$ 3,825	$ 114	$ 715	$ 770
Total number of mutual fund shares	34,282	217,227	3,217	21,759	17,389
Cost of mutual fund shares	$ 1,668	$ 4,468	$ 114	$ 730	$ 687

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Invesco Oppenheimer International Small-Mid Company Fund - Class Y	Invesco Endeavor Fund - Class A	Invesco Health Care Fund - Investor Class	Invesco Oppenheimer Developing Markets Fund - Class A	Invesco Oppenheimer Developing Markets Fund - Class Y
Assets					
Investments in mutual funds					
at fair value	$ 795	$ 26	$ 115	$ 246,688	$ 49,389
Total assets	795	26	115	246,688	49,389
Net assets	$ 795	$ 26	$ 115	$ 246,688	$ 49,389
Net assets					
Accumulation units	$ 795	$ 26	$ 115	$ 246,688	$ 49,389
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 795	$ 26	$ 115	$ 246,688	$ 49,389
Total number of mutual fund shares	16,644	1,452	2,744	5,324,577	1,083,091
Cost of mutual fund shares	$ 763	$ 27	$ 102	$ 180,174	$ 39,462

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Invesco Oppenheimer International Bond Fund - Class A	Invesco High Yield Fund - Class R5	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5	Invesco Oppenheimer Gold & Special Minerals Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 44	$ 800	$ 1,002	$ 47	$ 79
Total assets	44	800	1,002	47	79
Net assets	$ 44	$ 800	$ 1,002	$ 47	$ 79
Net assets					
Accumulation units	$ 44	$ 800	$ 1,002	$ 47	$ 79
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 44	$ 800	$ 1,002	$ 47	$ 79
Total number of mutual fund shares	7,824	195,542	28,800	2,495	3,777
Cost of mutual fund shares	$ 43	$ 796	$ 1,020	$ 56	$ 58

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Invesco Small Cap Value Fund - Class A	Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I	Invesco Oppenheimer V.I. Global Fund - Series I	Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I	Invesco Oppenheimer V.I. Main Street Fund - Series I
Assets					
Investments in mutual funds at fair value	$ 45	$ 18	$ 292	$ 98	$ 61
Total assets	45	18	292	98	61
Net assets	$ 45	$ 18	$ 292	$ 98	$ 61
Net assets					
Accumulation units	$ 45	$ —	$ 292	$ 98	$ —
Contracts in payout (annuitization)	—	18	—	—	61
Total net assets	$ 45	$ 18	$ 292	$ 98	$ 61
Total number of mutual fund shares	3,153	214	6,866	19,777	2,069
Cost of mutual fund shares	$ 48	$ 17	$ 210	$ 102	$ 53

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	Invesco V.I. American Franchise Fund - Series I	Invesco V.I. Core Equity Fund - Series I	Alger Responsible Investing Fund - Class A	Alger Capital Appreciation Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 29,094	$ 32,064	$ 30,828	$ 7,080	$ 123
Total assets	29,094	32,064	30,828	7,080	123
Net assets	$ 29,094	$ 32,064	$ 30,828	$ 7,080	$ 123
Net assets					
Accumulation units	$ 29,094	$ 31,907	$ 30,522	$ 7,080	$ 123
Contracts in payout (annuitization)	—	157	306	—	—
Total net assets	$ 29,094	$ 32,064	$ 30,828	$ 7,080	$ 123
Total number of mutual fund shares	1,247,584	477,497	882,047	622,656	4,576
Cost of mutual fund shares	$ 29,809	$ 27,491	$ 28,344	$ 6,603	$ 116

The accompanying notes are an integral part of these financial statements.

16

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class
Assets					
Investments in mutual funds					
at fair value	$ 244	$ 8	$ 29	$ 62,144	$ 74,306
Total assets	244	8	29	62,144	74,306
Net assets	$ 244	$ 8	$ 29	$ 62,144	$ 74,306
Net assets					
Accumulation units	$ 244	$ 8	$ 29	$ 62,144	$ 74,306
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 244	$ 8	$ 29	$ 62,144	$ 74,306
Total number of mutual fund shares	20,895	267	2,032	1,392,430	1,407,043
Cost of mutual fund shares	$ 286	$ 5	$ 27	$ 48,584	$ 62,847

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	Inflation-Adjusted Bond Fund - Investor Class	Income & Growth Fund - A Class	Fundamental Investors[SM] - Class R-3
Assets					
Investments in mutual funds					
at fair value	$ 1,969	$ 463	$ 26,836	$ 11,609	$ 1,090
Total assets	1,969	463	26,836	11,609	1,090
Net assets	$ 1,969	$ 463	$ 26,836	$ 11,609	$ 1,090
Net assets					
Accumulation units	$ 1,969	$ 463	$ 26,836	$ 11,609	$ 1,090
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,969	$ 463	$ 26,836	$ 11,609	$ 1,090
Total number of mutual fund shares	69,475	19,854	2,311,441	299,057	17,629
Cost of mutual fund shares	$ 1,811	$ 488	$ 26,915	$ 10,889	$ 1,039

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Fundamental Investors[SM] - Class R-4	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class
Assets					
Investments in mutual funds at fair value	$ 121,394	$ 2,782	$ 22,420	$ 177	$ 10,234
Total assets	121,394	2,782	22,420	177	10,234
Net assets	$ 121,394	$ 2,782	$ 22,420	$ 177	$ 10,234
Net assets					
Accumulation units	$ 121,394	$ 2,782	$ 22,420	$ 177	$ 10,234
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 121,394	$ 2,782	$ 22,420	$ 177	$ 10,234
Total number of mutual fund shares	1,962,075	64,165	652,683	3,970	157,320
Cost of mutual fund shares	$ 106,406	$ 2,572	$ 25,394	$ 182	$ 10,204

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Dividend Fund - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 11,144	$ 964	$ 7,651	$ 28,072	$ 269
Total assets	11,144	964	7,651	28,072	269
Net assets	$ 11,144	$ 964	$ 7,651	$ 28,072	$ 269
Net assets					
Accumulation units	$ 11,144	$ 964	$ 7,651	$ 28,072	$ 269
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 11,144	$ 964	$ 7,651	$ 28,072	$ 269
Total number of mutual fund shares	335,064	46,333	112,392	434,687	14,053
Cost of mutual fund shares	$ 10,191	$ 1,004	$ 6,834	$ 23,575	$ 264

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	BlackRock Mid Cap Dividend Fund - Investor A Shares		Bond Fund of America^{SM} - Class R-4		Calvert US Large-Cap Core Responsible Index Fund - Class A		Calvert VP SRI Balanced Portfolio		Capital Income Builder® - Class R-4
Assets									
Investments in mutual funds									
at fair value	$ 14,680	$	14,957	$	8	$	53,468	$	5,991
Total assets	14,680		14,957		8		53,468		5,991
Net assets	$ 14,680	$	14,957	$	8	$	53,468	$	5,991
Net assets									
Accumulation units	$ 14,680	$	14,957	$	8	$	53,209	$	5,991
Contracts in payout (annuitization)	—		—		—		259		—
Total net assets	$ 14,680	$	14,957	$	8	$	53,468	$	5,991
Total number of mutual fund shares	807,902		1,142,653		283		23,348,415		94,643
Cost of mutual fund shares	$ 14,544	$	14,741	$	7	$	47,263	$	5,748

The accompanying notes are an integral part of these financial statements.

21

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Capital World Growth & Income Fund[SM] - Class R-3	Cohen & Steers Real Estate Securities Fund, Inc. - Class A	Cohen & Steers Realty Shares, Inc.	Columbia[SM] Acorn® Fund - Class A Shares	Columbia[SM] Acorn® Fund - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 637	$ 1,363	$ 10,992	$ 67	$ 9
Total assets	637	1,363	10,992	67	9
Net assets	$ 637	$ 1,363	$ 10,992	$ 67	$ 9
Net assets					
Accumulation units	$ 637	$ 1,363	$ 10,992	$ 67	$ 9
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 637	$ 1,363	$ 10,992	$ 67	$ 9
Total number of mutual fund shares	12,269	82,036	166,135	5,704	586
Cost of mutual fund shares	$ 571	$ 1,364	$ 11,054	$ 79	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Columbia Select Mid Cap Value Fund - Class A Shares	Columbia Select Mid Cap Value Fund - Institutional Class	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y	Delaware Small Cap Value Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 6,711	$ 2	$ 110	$ 76	$ 2,812
Total assets	6,711	2	110	76	2,812
Net assets	$ 6,711	$ 2	$ 110	$ 76	$ 2,812
Net assets					
Accumulation units	$ 6,711	$ 2	$ 110	$ 76	$ 2,812
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 6,711	$ 2	$ 110	$ 76	$ 2,812
Total number of mutual fund shares	593,380	220	5,129	1,490	46,045
Cost of mutual fund shares	$ 7,243	$ 3	$ 103	$ 77	$ 2,832

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Delaware Smid Cap Growth Fund - Institutional Class	DWS Small Cap Growth Fund - Class S	DWS Equity 500 Index Fund - Class S	DFA Emerging Markets Core Equity Portfolio - Institutional Class Shares	DFA Inflation-Protected Securities Portfolio - Institutional Class Shares
Assets					
Investments in mutual funds					
at fair value	$ 16,822	$ 21	$ 820	$ 2,645	$ 1,318
Total assets	16,822	21	820	2,645	1,318
Net assets	$ 16,822	$ 21	$ 820	$ 2,645	$ 1,318
Net assets					
Accumulation units	$ 16,822	$ 21	$ 820	$ 2,645	$ 1,318
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 16,822	$ 21	$ 820	$ 2,645	$ 1,318
Total number of mutual fund shares	477,769	689	4,210	121,488	109,369
Cost of mutual fund shares	$ 14,034	$ 22	$ 864	$ 2,543	$ 1,284

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	DFA U.S. Targeted Value Portfolio - Institutional Class Shares	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Eaton Vance Large-Cap Value Fund - Class R Shares	EuroPacific Growth Fund® - Class R-3
Assets					
Investments in mutual funds					
at fair value	$ 17,780	$ 168	$ 135	$ 1	$ 2,757
Total assets	17,780	168	135	1	2,757
Net assets	$ 17,780	$ 168	$ 135	$ 1	$ 2,757
Net assets					
Accumulation units	$ 17,780	$ 168	$ 135	$ 1	$ 2,757
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 17,780	$ 168	$ 135	$ 1	$ 2,757
Total number of mutual fund shares	767,054	3,861	696	56	50,638
Cost of mutual fund shares	$ 17,648	$ 153	$ 134	$ 1	$ 2,468

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-4	Federated International Leaders Fund - Institutional Shares	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 313,071	$ 10	$ 3,580	$ 1,291,583	$ 318,967
Total assets	313,071	10	3,580	1,291,583	318,967
Net assets	$ 313,071	$ 10	$ 3,580	$ 1,291,583	$ 318,967
Net assets					
Accumulation units	$ 313,071	$ 10	$ 3,580	$ 1,284,093	$ 318,967
Contracts in payout (annuitization)	—	—	—	7,490	—
Total net assets	$ 313,071	$ 10	$ 3,580	$ 1,291,583	$ 318,967
Total number of mutual fund shares	5,749,694	278	108,806	34,747,996	995,683
Cost of mutual fund shares	$ 241,681	$ 9	$ 3,272	$ 996,157	$ 182,478

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Fidelity® VIP Asset Manager Portfolio - Initial Class	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 16,286	$ 250,735	$ 387,431	$ 8,611	$ 28,627
Total assets	16,286	250,735	387,431	8,611	28,627
Net assets	$ 16,286	$ 250,735	$ 387,431	$ 8,611	$ 28,627
Net assets					
Accumulation units	$ 16,286	$ 247,858	$ 386,564	$ 8,587	$ 28,627
Contracts in payout (annuitization)	—	2,877	867	24	—
Total net assets	$ 16,286	$ 250,735	$ 387,431	$ 8,611	$ 28,627
Total number of mutual fund shares	1,069,307	10,548,400	4,898,607	1,585,892	1,237,644
Cost of mutual fund shares	$ 16,507	$ 222,558	$ 246,104	$ 8,596	$ 24,171

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value VIP Fund - Class 2
Assets					
Investments in mutual funds					
at fair value	$ 1,099	$ 323	$ 16	$ 362	$ 110,535
Total assets	1,099	323	16	362	110,535
Net assets	$ 1,099	$ 323	$ 16	$ 362	$ 110,535
Net assets					
Accumulation units	$ 1,099	$ 323	$ 16	$ 362	$ 109,273
Contracts in payout (annuitization)	—	—	—	—	1,262
Total net assets	$ 1,099	$ 323	$ 16	362	$ 110,535
Total number of mutual fund shares	36,531	2,077	691	11,070	7,344,501
Cost of mutual fund shares	$ 1,087	$ 312	$ 18	$ 378	$ 129,568

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Goldman Sachs Growth Opportunities Fund - Investor Shares	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4
Assets					
Investments in mutual funds					
at fair value	$ 40	$ 8,205	$ 466,449	$ —	$ 9
Total assets	40	8,205	466,449	$ —	9
Net assets	$ 40	$ 8,205	$ 466,449	$ —	$ 9
Net assets					
Accumulation units	$ 40	$ 8,205	$ 466,449	$ —	$ 9
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 40	$ 8,205	$ 466,449	$ —	$ 9
Total number of mutual fund shares	2,605	163,878	9,216,533	2	331
Cost of mutual fund shares	$ 48	$ 7,246	$ 347,759	$ —	$ 8

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	The Hartford International Opportunities Fund - Class R4		Income Fund of America® - Class R-3		Ivy Science and Technology Fund - Class Y		Janus Henderson Balanced Portfolio - Institutional Shares		Janus Henderson Enterprise Portfolio - Institutional Shares
Assets									
Investments in mutual funds									
at fair value	$	1,656	$	830	$	21,764	$	157	$	344
Total assets		1,656		830		21,764		157		344
Net assets	$	1,656	$	830	$	21,764	$	157	$	344
Net assets									
Accumulation units	$	1,656	$	830	$	21,764	$	157	$	344
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	1,656	$	830	$	21,764	$	157	$	344
Total number of mutual fund shares		97,387		35,852		284,383		3,969		4,022
Cost of mutual fund shares	$	1,656	$	803	$	20,347	$	116	$	243

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Janus Henderson Flexible Bond Portfolio - Institutional Shares	Janus Henderson Global Research Portfolio - Institutional Shares	Janus Henderson Research Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Class I Shares	JPMorgan Government Bond Fund - Class I Shares
Assets					
Investments in mutual funds					
at fair value	$ 13	$ 84	$ 64	$ 3,454	$ 3,274
Total assets	13	84	64	3,454	3,274
Net assets	$ 13	$ 84	$ 64	$ 3,454	$ 3,274
Net assets					
Accumulation units	$ 13	$ 84	$ 64	$ 3,454	$ 3,274
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 13	$ 84	$ 64	$ 3,454	$ 3,274
Total number of mutual fund shares	1,090	1,477	1,563	177,692	305,113
Cost of mutual fund shares	$ 13	$ 53	$ 51	$ 3,114	$ 3,276

The accompanying notes are an integral part of these financial statements.

**VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Lazard International Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Catholic Equity Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Loomis Sayles Limited Term Government and Agency Fund - Class Y
Assets					
Investments in mutual funds					
at fair value	$ 986	$ 400	$ 39	$ 11,127	$ 465
Total assets	986	400	39	11,127	465
Net assets	$ 986	$ 400	$ 39	$ 11,127	$ 465
Net assets					
Accumulation units	$ 986	$ 400	$ 39	$ 11,127	$ 465
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 986	$ 400	$ 39	$ 11,127	$ 465
Total number of mutual fund shares	52,349	2,005	2,603	406,976	41,059
Cost of mutual fund shares	$ 983	$ 435	$ 43	$ 12,740	$ 464

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Short Duration Income Fund - Class R4	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett Small Cap Value Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 118	$ 20	$ 7,163	$ 950	$ 348
Total assets	118	20	7,163	950	348
Net assets	$ 118	$ 20	$ 7,163	$ 950	$ 348
Net assets					
Accumulation units	$ 118	$ 20	$ 7,163	$ 950	$ 348
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 118	$ 20	$ 7,163	$ 950	$ 348
Total number of mutual fund shares	6,027	1,821	1,697,439	33,235	23,105
Cost of mutual fund shares	$ 116	$ 20	$ 7,126	$ 782	$ 402

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC	Mainstay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I Shares
Assets					
Investments in mutual funds					
at fair value	$ 128	$ 68,398	$ 3	$ 104	$ 25,623
Total assets	128	68,398	3	104	25,623
Net assets	$ 128	$ 68,398	$ 3	$ 104	$ 25,623
Net assets					
Accumulation units	$ 128	$ 67,900	$ 3	$ 104	$ 25,623
Contracts in payout (annuitization)	—	498	—	—	—
Total net assets	$ 128	$ 68,398	$ 3	$ 104	$ 25,623
Total number of mutual fund shares	10,735	2,881,112	338	3,160	2,344,285
Cost of mutual fund shares	$ 133	$ 56,925	$ 3	$ 79	$ 24,993

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Metropolitan West Total Return Bond Fund - Class M Shares	MFS® International Intrinsic Value Fund - Class R3	MFS® New Discovery Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class Shares	Neuberger Berman Sustainable Equity Fund - Institutional Class Shares
Assets					
Investments in mutual funds					
at fair value	$ 24,877	$ 1,134	$ 297	$ 511	$ 3,744
Total assets	24,877	1,134	297	511	3,744
Net assets	$ 24,877	$ 1,134	$ 297	$ 511	$ 3,744
Net assets					
Accumulation units	$ 24,877	$ 1,134	$ 297	$ 511	$ 3,744
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 24,877	$ 1,134	$ 297	$ 511	$ 3,744
Total number of mutual fund shares	2,273,917	25,180	10,663	8,720	99,579
Cost of mutual fund shares	$ 24,391	$ 1,037	$ 282	$ 492	$ 3,666

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Neuberger Berman Sustainable Equity Fund - Trust Class Shares	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I
Assets					
Investments in mutual funds					
at fair value	$ 14,208	$ 1,226	$ 239,015	$ 770	$ 2,309
Total assets	14,208	1,226	239,015	770	2,309
Net assets	$ 14,208	$ 1,226	$ 239,015	$ 770	$ 2,309
Net assets					
Accumulation units	$ 14,208	$ 1,226	$ 239,015	$ 770	$ 2,309
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 14,208	$ 1,226	$ 239,015	$ 770	$ 2,309
Total number of mutual fund shares	376,376	26,582	5,135,699	10,987	202,551
Cost of mutual fund shares	$ 13,742	$ 1,097	$ 189,126	$ 708	$ 2,185

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Parnassus Core Equity Fund^{SM} - Investor Shares	Pax Sustainable Allocation Fund - Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO VIT Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y Shares
Assets					
Investments in mutual funds					
at fair value	$ 39,661	$ 40,352	$ 1,561	$ 71,157	$ 11,198
Total assets	39,661	40,352	1,561	71,157	11,198
Net assets	$ 39,661	$ 40,352	$ 1,561	$ 71,157	$ 11,198
Net assets					
Accumulation units	$ 39,661	$ 40,352	$ 1,561	$ 71,157	$ 11,198
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 39,661	$ 40,352	$ 1,561	$ 71,157	$ 11,198
Total number of mutual fund shares	843,314	1,728,152	267,305	5,629,520	302,077
Cost of mutual fund shares	$ 34,994	$ 39,973	$ 1,689	$ 74,572	$ 10,158

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Pioneer High Yield Fund - Class A Shares	Pioneer Strategic Income Fund - Class A Shares	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	PGIM Jennison Utility Fund - Class Z
Assets					
Investments in mutual funds					
at fair value	$ 780	$ 683	5	$ 15,331	$ 176
Total assets	780	683	5	15,331	176
Net assets	$ 780	$ 683	$ 5	$ 15,331	$ 176
Net assets					
Accumulation units	$ 780	$ 683	$ 5	$ 15,331	$ 176
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 780	$ 683	$ 5	$ 15,331	$ 176
Total number of mutual fund shares	80,057	62,076	294	1,600,291	11,209
Cost of mutual fund shares	$ 775	$ 656	$ 5	$ 15,107	$ 159

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Columbia Large Cap Value Fund - Advisor Class	Royce Total Return Fund - Service Class	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund
Assets					
Investments in mutual funds					
at fair value	$ 11,159	$ 6	$ 6,122	$ 27,352	$ 42,479
Total assets	11,159	6	6,122	27,352	42,479
Net assets	$ 11,159	$ 6	$ 6,122	$ 27,352	$ 42,479
Net assets					
Accumulation units	$ 11,159	$ 6	$ 6,122	$ 27,352	$ 42,479
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 11,159	$ 6	$ 6,122	$ 27,352	$ 42,479
Total number of mutual fund shares	785,831	545	327,754	469,002	964,344
Cost of mutual fund shares	$ 11,217	$ 7	$ 5,979	$ 23,471	$ 34,312

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class
Assets					
Investments in mutual funds					
at fair value	$ 227	$ 512	$ 7,674	$ 352	$ 22,530
Total assets	227	512	7,674	352	22,530
Net assets	$ 227	$ 512	$ 7,674	$ 352	$ 22,530
Net assets					
Accumulation units	$ 227	$ 512	$ 7,674	$ 352	$ 22,530
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 227	$ 512	$ 7,674	$ 352	$ 22,530
Total number of mutual fund shares	8,284	13,719	748,697	48,436	2,111,567
Cost of mutual fund shares	$ 228	$ 470	$ 7,688	$ 347	$ 25,521

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Adviser Shares	Vanguard® Total Bond Market Index Fund - Admiral™ Shares
Assets					
Investments in mutual funds					
at fair value	$ 103,155	$ 55	$ 17,249	$ 18,901	$ 157
Total assets	103,155	55	17,249	18,901	157
Net assets	$ 103,155	$ 55	$ 17,249	$ 18,901	$ 157
Net assets					
Accumulation units	$ 103,155	$ 55	$ 17,249	$ 18,901	$ 157
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 103,155	$ 55	$ 17,249	$ 18,901	$ 157
Total number of mutual fund shares	9,622,635	2,176	1,772,802	1,146,199	14,244
Cost of mutual fund shares	$ 120,406	$ 65	$ 16,962	$ 14,818	$ 157

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Vanguard® Total International Stock Index Fund - Admiral™ Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y
Assets					
Investments in mutual funds					
at fair value	$ 15	$ 112	$ 181	$ 56	$ 289
Total assets	15	112	181	56	289
Net assets	$ 15	$ 112	$ 181	$ 56	$ 289
Net assets					
Accumulation units	$ 15	$ 112	$ 181	$ 56	$ 289
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 15	$ 112	$ 181	$ 56	$ 289
Total number of mutual fund shares	493	6,791	7,480	2,405	8,171
Cost of mutual fund shares	$ 14	$ 105	$ 161	$ 52	$ 276

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Victory Sycamore Established Value Fund - Class A	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 6,605	$ 8	$ 221,428	$ 58	$ 727
Total assets	6,605	8	221,428	58	727
Net assets	$ 6,605	$ 8	$ 221,428	$ 58	$ 727
Net assets					
Accumulation units	$ 6,605	$ 8	$ 208,691	$ 58	$ 727
Contracts in payout (annuitization)	—	—	12,737	—	—
Total net assets	$ 6,605	$ 8	$ 221,428	$ 58	$ 727
Total number of mutual fund shares	164,919	199	14,094,712	5,012	63,640
Cost of mutual fund shares	$ 6,346	$ 8	$ 169,101	$ 59	$ 853

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Floating Rate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 3,571	$ 2,472	$ 856	$ 425,547	$ 2,191
Total assets	3,571	2,472	856	425,547	2,191
Net assets	$ 3,571	$ 2,472	$ 856	$ 425,547	$ 2,191
Net assets					
Accumulation units	$ 3,571	$ 2,472	$ 856	$ 417,635	$ 2,191
Contracts in payout (annuitization)	—	—	—	7,912	—
Total net assets	$ 3,571	$ 2,472	$ 856	$ 425,547	$ 2,191
Total number of mutual fund shares	375,874	292,515	82,583	32,534,181	168,640
Cost of mutual fund shares	$ 3,640	$ 2,449	$ 828	$ 419,827	$ 2,160

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 2,415	$ 28	$ 105,196	$ 409	$ 83
Total assets	2,415	28	105,196	409	83
Net assets	$ 2,415	$ 28	$ 105,196	$ 409	$ 83
Net assets					
Accumulation units	$ 2,415	$ 28	$ 104,249	$ 409	$ 83
Contracts in payout (annuitization)	—	—	947	—	—
Total net assets	$ 2,415	$ 28	$ 105,196	$ 409	$ 83
Total number of mutual fund shares	214,472	2,783	10,583,123	41,161	4,647
Cost of mutual fund shares	$ 2,355	$ 27	$ 104,127	$ 403	$ 81

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 598,514	$ 5,930	$ 16	$ 303,689	$ 1,231
Total assets	598,514	5,930	16	303,689	1,231
Net assets	$ 598,514	$ 5,930	$ 16	$ 303,689	$ 1,231
Net assets					
Accumulation units	$ 597,569	$ 5,930	$ 16	$ 300,855	$ 1,231
Contracts in payout (annuitization)	945	—	—	2,834	—
Total net assets	$ 598,514	$ 5,930	$ 16	$ 303,689	$ 1,231
Total number of mutual fund shares	30,182,233	308,679	1,361	24,851,779	102,241
Cost of mutual fund shares	$ 566,469	$ 5,905	$ 15	$ 288,015	$ 1,202

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 5	$ 39,309	$ 12	$ 74,592	$ 44
Total assets	5	39,309	12	74,592	44
Net assets	$ 5	$ 39,309	$ 12	$ 74,592	$ 44
Net assets					
Accumulation units	$ 5	$ 39,309	$ 12	$ 74,592	$ 44
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 5	$ 39,309	$ 12	$ 74,592	$ 44
Total number of mutual fund shares	465	2,313,664	1,223	5,689,730	1,211
Cost of mutual fund shares	$ 4	$ 34,032	$ 11	$ 67,360	$ 44

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 1,556	$ 44,624	$ 29,008	$ 28,186	$ 190
Total assets	1,556	44,624	29,008	28,186	190
Net assets	$ 1,556	$ 44,624	$ 29,008	$ 28,186	$ 190
Net assets					
Accumulation units	$ —	$ 44,624	$ 29,008	$ 28,186	$ 190
Contracts in payout (annuitization)	1,556	—	—	—	—
Total net assets	$ 1,556	$ 44,624	$ 29,008	$ 28,186	$ 190
Total number of mutual fund shares	40,554	1,164,509	1,260,683	1,212,319	9,052
Cost of mutual fund shares	$ 1,354	$ 38,195	$ 31,704	$ 31,132	$ 144

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 14,297	$ 26,095	$ 3	$ 50,704	$ 39,048
Total assets	14,297	26,095	3	50,704	39,048
Net assets	$ 14,297	$ 26,095	$ 3	$ 50,704	$ 39,048
Net assets					
Accumulation units	$ 14,297	$ 26,095	$ 3	$ 50,704	$ 39,048
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 14,297	$ 26,095	$ 3	$ 50,704	$ 39,048
Total number of mutual fund shares	643,435	1,182,915	210	3,127,927	2,448,123
Cost of mutual fund shares	$ 11,207	$ 21,857	$ 3	$ 58,996	$ 45,653

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 1	$ 363	$ 431,537	$ 1,030,790	$ 942
Total assets	1	363	431,537	1,030,790	942
Net assets	$ 1	$ 363	$ 431,537	$ 1,030,790	$ 942
Net assets					
Accumulation units	$ 1	$ 363	$ 431,537	$ 1,030,790	$ 942
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1	$ 363	$ 431,537	$ 1,030,790	$ 942
Total number of mutual fund shares	38	12,988	14,673,142	35,037,055	94,530
Cost of mutual fund shares	$ 1	$ 331	$ 396,928	$ 922,472	$ 1,167

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 105,540	$ 96	$ 8,458	$ 248,617	$ 58
Total assets	105,540	96	8,458	248,617	58
Net assets	$ 105,540	$ 96	$ 8,458	$ 248,617	$ 58
Net assets					
Accumulation units	$ 105,044	$ 96	$ 8,458	$ 247,429	$ 58
Contracts in payout (annuitization)	496	—	—	1,188	—
Total net assets	$ 105,540	$ 96	$ 8,458	$ 248,617	$ 58
Total number of mutual fund shares	10,236,625	5,889	519,553	248,617,344	4,284
Cost of mutual fund shares	$ 133,180	$ 77	$ 7,451	$ 248,617	$ 73

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Multi-Manager International Small Cap Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class I	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 247	$ 1,361	$ 304	$ 69,980	$ 503
Total assets	247	1,361	304	69,980	503
Net assets	$ 247	$ 1,361	$ 304	$ 69,980	$ 503
Net assets					
Accumulation units	$ 247	$ 1,361	$ 304	$ 68,767	$ 495
Contracts in payout (annuitization)	—	—	—	1,213	8
Total net assets	$ 247	$ 1,361	$ 304	$ 69,980	$ 503
Total number of mutual fund shares	4,541	25,149	28,592	6,461,683	46,484
Cost of mutual fund shares	$ 238	$ 1,430	$ 298	$ 71,121	$ 500

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 12,222	$ 1,859	$ 6,057	$ 18,659	$ 1,970
Total assets	12,222	1,859	6,057	18,659	1,970
Net assets	$ 12,222	$ 1,859	$ 6,057	$ 18,659	$ 1,970
Net assets					
Accumulation units	$ 12,222	$ 1,859	$ 6,057	$ 18,659	$ 1,970
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 12,222	$ 1,859	$ 6,057	$ 18,659	$ 1,970
Total number of mutual fund shares	1,061,900	166,391	532,213	1,547,139	168,195
Cost of mutual fund shares	$ 11,407	$ 1,766	$ 5,665	$ 17,147	$ 1,803

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 8,925	$ 17,160	$ 2,745	$ 5,102	$ 7,159
Total assets	8,925	17,160	2,745	5,102	7,159
Net assets	$ 8,925	$ 17,160	$ 2,745	$ 5,102	$ 7,159
Net assets					
Accumulation units	$ 8,925	$ 17,160	$ 2,745	$ 5,102	$ 7,159
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 8,925	$ 17,160	$ 2,745	$ 5,102	$ 7,159
Total number of mutual fund shares	749,402	1,360,824	225,224	411,142	438,415
Cost of mutual fund shares	$ 8,221	$ 15,613	$ 2,521	$ 4,612	$ 6,684

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,618	$ 3,535	$ 3,374	$ 736	$ 1,114
Total assets	1,618	3,535	3,374	736	1,114
Net assets	$ 1,618	$ 3,535	$ 3,374	$ 736	$ 1,114
Net assets					
Accumulation units	$ 1,618	$ 3,535	$ 3,374	$ 736	$ 1,114
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,618	$ 3,535	$ 3,374	$ 736	$ 1,114
Total number of mutual fund shares	101,193	219,143	311,867	70,215	104,008
Cost of mutual fund shares	$ 1,466	$ 3,231	$ 3,230	$ 703	$ 1,059

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya International High Dividend Low Volatility Portfolio - Adviser Class	Voya International High Dividend Low Volatility Portfolio - Initial Class	Voya International High Dividend Low Volatility Portfolio - Service Class	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 197	$ 73,467	$ 59	$ 468	$ 11,199
Total assets	197	73,467	59	468	11,199
Net assets	$ 197	$ 73,467	$ 59	$ 468	$ 11,199
Net assets					
Accumulation units	$ 197	$ 72,279	$ 59	$ 468	$ 11,199
Contracts in payout (annuitization)	—	1,188	—	—	—
Total net assets	$ 197	$ 73,467	$ 59	$ 468	$ 11,199
Total number of mutual fund shares	17,373	6,394,004	5,185	41,161	956,324
Cost of mutual fund shares	$ 193	$ 69,200	$ 66	$ 462	$ 11,025

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 6,734	$ 135,241	$ 475	$ 11,644	$ 11,338
Total assets	6,734	135,241	475	11,644	11,338
Net assets	$ 6,734	$ 135,241	$ 475	$ 11,644	$ 11,338
Net assets					
Accumulation units	$ 6,734	$ 135,241	$ 475	$ 11,644	$ 11,338
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 6,734	$ 135,241	$ 475	$ 11,644	$ 11,338
Total number of mutual fund shares	599,636	11,688,898	40,865	971,948	999,846
Cost of mutual fund shares	$ 6,508	$ 136,721	$ 458	$ 11,439	$ 11,033

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 154,810	$ 18	$ 8,702	$ 5,014	$ 113,924
Total assets	154,810	18	8,702	5,014	113,924
Net assets	$ 154,810	$ 18	$ 8,702	$ 5,014	$ 113,924
Net assets					
Accumulation units	$ 154,810	$ 18	$ 8,702	$ 5,014	$ 113,924
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 154,810	$ 18	$ 8,702	$ 5,014	$ 113,924
Total number of mutual fund shares	13,086,228	1,574	734,341	442,174	9,770,525
Cost of mutual fund shares	$ 156,877	$ 18	$ 8,752	$ 4,887	$ 115,943

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 4,029	$ 1,692	$ 30,438	$ 5,786	$ 855
Total assets	4,029	1,692	30,438	5,786	855
Net assets	$ 4,029	$ 1,692	$ 30,438	$ 5,786	$ 855
Net assets					
Accumulation units	$ 4,029	$ 1,692	$ 30,438	$ 5,786	$ 855
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 4,029	$ 1,692	$ 30,438	$ 5,786	$ 855
Total number of mutual fund shares	284,337	121,525	2,175,712	586,213	72,745
Cost of mutual fund shares	$ 3,945	$ 1,664	$ 28,965	$ 5,638	$ 808

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 8,415	$ 3,320	$ 38,441	$ 7,654	$ 51
Total assets	8,415	3,320	38,441	7,654	51
Net assets	$ 8,415	$ 3,320	$ 38,441	$ 7,654	$ 51
Net assets					
Accumulation units	$ 8,415	$ 3,320	$ 38,441	$ 7,654	$ 51
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 8,415	$ 3,320	$ 38,441	$ 7,654	$ 51
Total number of mutual fund shares	698,341	284,944	3,216,818	743,064	4,605
Cost of mutual fund shares	$ 8,162	$ 3,175	$ 36,571	$ 7,365	$ 51

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 34,644	$ 67,826	$ 351	$ 156,083	$ 13,169
Total assets	34,644	67,826	351	156,083	13,169
Net assets	$ 34,644	$ 67,826	$ 351	$ 156,083	$ 13,169
Net assets					
Accumulation units	$ 34,644	$ 67,143	$ 351	$ 155,100	$ 13,086
Contracts in payout (annuitization)	—	683	—	983	83
Total net assets	$ 34,644	$ 67,826	$ 351	$ 156,083	$ 13,169
Total number of mutual fund shares	2,889,401	5,752,842	17,959	7,209,393	766,506
Cost of mutual fund shares	$ 34,897	$ 69,030	$ 441	$ 185,493	$ 15,873

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 145	$ 5,775	$ 260	$ 60,153	$ 1,487
Total assets	145	5,775	260	60,153	1,487
Net assets	$ 145	$ 5,775	$ 260	$ 60,153	$ 1,487
Net assets					
Accumulation units	$ 145	$ 5,775	$ 260	$ 59,168	$ 1,487
Contracts in payout (annuitization)	—	—	—	985	—
Total net assets	$ 145	$ 5,775	$ 260	$ 60,153	$ 1,487
Total number of mutual fund shares	9,634	370,652	15,306	3,501,356	34,293
Cost of mutual fund shares	$ 134	$ 6,394	$ 248	$ 53,674	$ 1,537

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® Invesco Oppenheimer Global Portfolio - Adviser Class	VY® Invesco Oppenheimer Global Portfolio - Initial Class	VY® Invesco Oppenheimer Global Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 281,505	$ 1,061	$ 266	$ 603,394	$ 1,758
Total assets	281,505	1,061	266	603,394	1,758
Net assets	$ 281,505	$ 1,061	$ 266	$ 603,394	$ 1,758
Net assets					
Accumulation units	$ 279,227	$ 1,061	$ 266	$ 600,174	$ 1,758
Contracts in payout (annuitization)	2,278	—	—	3,220	—
Total net assets	$ 281,505	$ 1,061	$ 266	$ 603,394	$ 1,758
Total number of mutual fund shares	6,386,238	24,239	14,450	31,006,910	94,705
Cost of mutual fund shares	$ 279,512	$ 1,054	$ 260	$ 497,150	$ 1,709

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 270	$ 21,263	$ 60,015	$ 388	$ 515,075
Total assets	270	21,263	60,015	388	515,075
Net assets	$ 270	$ 21,263	$ 60,015	$ 388	$ 515,075
Net assets					
Accumulation units	$ 270	$ 21,263	$ 58,963	$ 388	$ 513,018
Contracts in payout (annuitization)	—	—	1,052	—	2,057
Total net assets	$ 270	$ 21,263	$ 60,015	$ 388	$ 515,075
Total number of mutual fund shares	15,757	1,199,940	3,427,476	35,285	41,206,037
Cost of mutual fund shares	$ 296	$ 23,513	$ 66,379	$ 348	$ 413,059

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	Voya Corporate Leaders 100 Fund - Class I
Assets					
Investments in mutual funds					
at fair value	$ 1,259	$ 1,070	$ 556,786	$ 3,244	$ 7,835
Total assets	1,259	1,070	556,786	3,244	7,835
Net assets	$ 1,259	$ 1,070	$ 556,786	$ 3,244	$ 7,835
Net assets					
Accumulation units	$ 1,259	$ 1,070	$ 555,147	$ 3,244	$ 7,835
Contracts in payout (annuitization)	—	—	1,639	—	—
Total net assets	$ 1,259	$ 1,070	$ 556,786	$ 3,244	$ 7,835
Total number of mutual fund shares	105,506	14,878	6,837,603	42,244	360,893
Cost of mutual fund shares	$ 1,129	$ 1,177	$ 546,091	$ 3,423	$ 7,558

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 30,351	$ 71,733	$ 60,494	$ 1,537	$ 1,215,091
Total assets	30,351	71,733	60,494	1,537	1,215,091
Net assets	$ 30,351	$ 71,733	$ 60,494	$ 1,537	$ 1,215,091
Net assets					
Accumulation units	$ 29,921	$ 71,063	$ 59,196	$ 1,537	$ 1,150,216
Contracts in payout (annuitization)	430	670	1,298	—	64,875
Total net assets	$ 30,351	$ 71,733	$ 60,494	$ 1,537	$ 1,215,091
Total number of mutual fund shares	2,331,110	4,592,361	4,137,749	55,044	42,724,712
Cost of mutual fund shares	$ 29,363	$ 54,970	$ 51,697	$ 1,519	$ 1,142,709

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class S	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 236	$ 86,802	$ 11,598	$ 386,977	$ 207
Total assets	236	86,802	11,598	386,977	207
Net assets	$ 236	$ 86,802	$ 11,598	$ 386,977	$ 207
Net assets					
Accumulation units	$ 236	$ 85,628	$ 11,598	$ 382,686	$ 207
Contracts in payout (annuitization)	—	1,174	—	4,291	—
Total net assets	$ 236	$ 86,802	$ 11,598	$ 386,977	$ 207
Total number of mutual fund shares	8,450	8,022,347	1,066,959	13,450,726	7,259
Cost of mutual fund shares	$ 239	$ 77,198	$ 10,306	$ 253,990	$ 170

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 310,525	$ 59	$ 132,714	$ 165	$ 43,908
Total assets	310,525	59	132,714	165	43,908
Net assets	$ 310,525	$ 59	$ 132,714	$ 165	$ 43,908
Net assets					
Accumulation units	$ 309,204	$ 59	$ 131,802	$ 165	$ 43,513
Contracts in payout (annuitization)	1,321	—	912	—	395
Total net assets	$ 310,525	$ 59	$ 132,714	$ 165	$ 43,908
Total number of mutual fund shares	15,924,347	3,070	6,346,911	7,998	4,138,392
Cost of mutual fund shares	$ 298,739	$ 61	$ 125,379	$ 172	$ 40,435

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 9	$ 97,199	$ 2,678	$ 177,976	$ 489
Total assets	9	97,199	2,678	177,976	489
Net assets	$ 9	$ 97,199	$ 2,678	$ 177,976	$ 489
Net assets					
Accumulation units	$ 9	$ 88,517	$ 2,678	$ 177,976	$ —
Contracts in payout (annuitization)	—	8,682	—	—	489
Total net assets	$ 9	$ 97,199	$ 2,678	$ 177,976	$ 489
Total number of mutual fund shares	874	2,262,554	62,749	7,141,896	19,774
Cost of mutual fund shares	$ 8	$ 72,958	$ 1,881	$ 127,994	$ 327

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 536	$ 19,633	$ 20,857	$ 183,792	$ 89,526
Total assets	536	19,633	20,857	183,792	89,526
Net assets	$ 536	$ 19,633	$ 20,857	$ 183,792	$ 89,526
Net assets					
Accumulation units	$ 536	$ 19,633	$ 20,857	$ 183,792	$ 89,526
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 536	$ 19,633	$ 20,857	$ 183,792	$ 89,526
Total number of mutual fund shares	22,080	815,338	581,637	13,464,583	6,260,587
Cost of mutual fund shares	$ 480	$ 16,947	$ 17,885	$ 196,960	$ 90,718

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 141,444	$ 168	$ 20,131	$ 266,926	$ 1,081
Total assets	141,444	168	20,131	266,926	1,081
Net assets	$ 141,444	$ 168	$ 20,131	$ 266,926	$ 1,081
Net assets					
Accumulation units	$ 139,526	$ 168	$ 20,131	$ 266,926	$ 1,081
Contracts in payout (annuitization)	1,918	—	—	—	—
Total net assets	$ 141,444	$ 168	$ 20,131	$ 266,926	$ 1,081
Total number of mutual fund shares	8,300,678	10,195	1,846,870	19,175,700	83,590
Cost of mutual fund shares	$ 161,005	$ 189	$ 19,607	$ 257,854	$ 1,030

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA
Assets					
Investments in mutual funds					
at fair value	$ 64,232	$ 99	$ 40,999	$ 61,435	$ 95,744
Total assets	64,232	99	40,999	61,435	95,744
Net assets	$ 64,232	$ 99	$ 40,999	$ 61,435	$ 95,744
Net assets					
Accumulation units	$ 64,232	$ 99	$ 40,999	$ 61,435	$ 95,744
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 64,232	$ 99	$ 40,999	$ 61,435	$ 95,744
Total number of mutual fund shares	2,837,094	4,809	1,576,895	3,358,922	4,301,156
Cost of mutual fund shares	$ 72,485	$ 106	$ 44,108	$ 65,823	$ 109,558

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2019
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Small Company Growth Fund - Administrator Class	Wells Fargo Small Company Value Fund - Class A	Wells Fargo Special Small Cap Value Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 1,149	$ 233,053	$ 7,076	$ 128	$ 118,289
Total assets	1,149	233,053	7,076	128	118,289
Net assets	$ 1,149	$ 233,053	$ 7,076	$ 128	$ 118,289
Net assets					
Accumulation units	$ 1,149	$ 233,053	$ 7,076	$ 128	$ 118,289
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,149	$ 233,053	$ 7,076	$ 128	$ 118,289
Total number of mutual fund shares	24,090	4,869,482	131,689	4,538	3,358,582
Cost of mutual fund shares	$ 1,059	$ 185,923	$ 7,524	$ 118	$ 87,731

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	AB Relative Value Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5	Invesco Oppenheimer Capital Appreciation Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 8	$ 217	$ 19	$ —
Expenses:					
Mortality and expense risk charges	1	8	—	3	1
Total expenses	1	8	—	3	1
Net investment income (loss)	1	—	217	16	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	3	252	(1)	2
Capital gains distributions	5	66	—	—	14
Total realized gain (loss) on investments					
and capital gains distributions	5	69	252	(1)	16
Net unrealized appreciation					
(depreciation) of investments	27	56	2,618	5	5
Net realized and unrealized gain (loss)					
on investments	32	125	2,870	4	21
Net increase (decrease) in net assets					
resulting from operations	$ 33	$ 125	$ 3,087	$ 20	$ 20

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Invesco Oppenheimer Main Street Fund - Class A	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Oppenheimer International Growth Fund - Class Y
Net investment income (loss)					
Investment Income:					
Dividends	$ 13	$ 10	$ —	$ 15	$ 8
Expenses:					
Mortality and expense risk charges	13	36	1	5	7
Total expenses	13	36	1	5	7
Net investment income (loss)	—	(26)	(1)	10	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(21)	(95)	—	1	5
Capital gains distributions	112	663	9	55	—
Total realized gain (loss) on investments					
and capital gains distributions	91	568	9	56	5
Net unrealized appreciation					
(depreciation) of investments	221	220	12	75	142
Net realized and unrealized gain (loss)					
on investments	312	788	21	131	147
Net increase (decrease) in net assets					
resulting from operations	$ 312	$ 762	$ 20	$ 141	$ 148

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Invesco Oppenheimer International Small-Mid Company Fund - Class Y	Invesco Endeavor Fund - Class A	Invesco Health Care Fund - Investor Class	Invesco Oppenheimer Developing Markets Fund - Class A	Invesco Oppenheimer Developing Markets Fund - Class Y
Net investment income (loss)					
Investment Income:					
Dividends	$ 3	$ —	$ —	$ 563	$ 252
Expenses:					
Mortality and expense risk charges	7	—	1	2,441	209
Total expenses	7	—	1	2,441	209
Net investment income (loss)	(4)	—	(1)	(1,878)	43
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	11	—	6	11,125	1,598
Capital gains distributions	35	1	4	4,559	929
Total realized gain (loss) on investments					
and capital gains distributions	46	1	10	15,684	2,527
Net unrealized appreciation					
(depreciation) of investments	96	2	26	33,731	7,231
Net realized and unrealized gain (loss)					
on investments	142	3	36	49,415	9,758
Net increase (decrease) in net assets					
resulting from operations	$ 138	$ 3	$ 35	$ 47,537	$ 9,801

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Invesco Oppenheimer International Bond Fund - Class A	Invesco High Yield Fund - Class R5	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5	Invesco Oppenheimer Gold & Special Minerals Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 5	$ 41	$ 3	$ 1	$ —
Expenses:					
Mortality and expense risk charges	1	8	11	—	—
Total expenses	1	8	11	—	—
Net investment income (loss)	4	33	(8)	1	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(7)	(1)	—	(8)	1
Capital gains distributions	—	—	29	—	—
Total realized gain (loss) on investments and capital gains distributions	(7)	(1)	29	(8)	1
Net unrealized appreciation (depreciation) of investments	13	40	165	10	23
Net realized and unrealized gain (loss) on investments	6	39	194	2	24
Net increase (decrease) in net assets resulting from operations	$ 10	$ 72	$ 186	$ 3	$ 24

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Invesco Small Cap Value Fund - Class A	Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I	Invesco Oppenheimer V.I. Global Fund - Series I	Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I	Invesco Oppenheimer V.I. Main Street Fund - Series I
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ —	$ 2	$ 4	$ 1
Expenses:					
Mortality and expense risk charges	1	—	2	1	1
Total expenses	1	—	2	1	1
Net investment income (loss)	(1)	—	—	3	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(13)	—	3	—	2
Capital gains distributions	1	2	38	—	9
Total realized gain (loss) on investments and capital gains distributions	(12)	2	41	—	11
Net unrealized appreciation (depreciation) of investments	30	3	29	6	4
Net realized and unrealized gain (loss) on investments	18	5	70	6	15
Net increase (decrease) in net assets resulting from operations	$ 17	$ 5	$ 70	$ 9	$ 15

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	Invesco V.I. American Franchise Fund - Series I	Invesco V.I. Core Equity Fund - Series I	Alger Responsible Investing Fund - Class A	Alger Capital Appreciation Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 55	$ —	$ 280	$ —	$ —
Expenses:					
Mortality and expense risk charges	236	315	314	70	1
Total expenses	236	315	314	70	1
Net investment income (loss)	(181)	(315)	(34)	(70)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(722)	1,946	1,687	282	4
Capital gains distributions	2,543	4,175	3,399	495	9
Total realized gain (loss) on investments					
and capital gains distributions	1,821	6,121	5,086	777	13
Net unrealized appreciation					
(depreciation) of investments	4,466	2,995	1,977	1,132	20
Net realized and unrealized gain (loss)					
on investments	6,287	9,116	7,063	1,909	33
Net increase (decrease) in net assets					
resulting from operations	$ 6,106	$ 8,801	$ 7,029	$ 1,839	$ 32

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 5	$ —	$ —	$ 217	$ 881
Expenses:					
Mortality and expense risk charges	2	—	1	545	691
Total expenses	2	—	1	545	691
Net investment income (loss)	3	—	(1)	(328)	190
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	11	—	(101)	2,120	3,495
Capital gains distributions	26	—	2	1,675	4,552
Total realized gain (loss) on investments					
and capital gains distributions	37	—	(99)	3,795	8,047
Net unrealized appreciation					
(depreciation) of investments	20	1	134	11,415	6,920
Net realized and unrealized gain (loss)					
on investments	57	1	35	15,210	14,967
Net increase (decrease) in net assets					
resulting from operations	$ 60	$ 1	$ 34	$ 14,882	$ 15,157

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	Inflation-Adjusted Bond Fund - Investor Class	Income & Growth Fund - A Class	Fundamental Investors[SM] - Class R-3
Net investment income (loss)					
Investment Income:					
Dividends	$ 36	$ 4	$ 653	$ 197	$ 13
Expenses:					
Mortality and expense risk charges	15	3	265	129	5
Total expenses	15	3	265	129	5
Net investment income (loss)	21	1	388	68	8
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	142	(12)	(197)	165	19
Capital gains distributions	43	3	—	218	61
Total realized gain (loss) on investments and capital gains distributions	185	(9)	(197)	383	80
Net unrealized appreciation (depreciation) of investments	197	81	1,628	1,693	148
Net realized and unrealized gain (loss) on investments	382	72	1,431	2,076	228
Net increase (decrease) in net assets resulting from operations	$ 403	$ 73	$ 1,819	$ 2,144	$ 236

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Fundamental Investors^{SM} - Class R-4	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,708	$ 54	$ 198	$ 2	$ 85
Expenses:					
Mortality and expense risk charges	1,017	27	214	2	104
Total expenses	1,017	27	214	2	104
Net investment income (loss)	691	27	(16)	—	(19)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,991	345	(1,016)	(40)	(333)
Capital gains distributions	6,724	74	1,328	11	502
Total realized gain (loss) on investments					
and capital gains distributions	9,715	419	312	(29)	169
Net unrealized appreciation					
(depreciation) of investments	15,184	432	2,913	107	1,908
Net realized and unrealized gain (loss)					
on investments	24,899	851	3,225	78	2,077
Net increase (decrease) in net assets					
resulting from operations	$ 25,590	$ 878	$ 3,209	$ 78	$ 2,058

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Dividend Fund - Institutional Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 97	$ 16	$ 34	$ 81	$ 4
Expenses:					
Mortality and expense risk charges	106	7	73	265	2
Total expenses	106	7	73	265	2
Net investment income (loss)	(9)	9	(39)	(184)	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	18	(2)	338	1,231	—
Capital gains distributions	466	101	246	960	6
Total realized gain (loss) on investments and capital gains distributions	484	99	584	2,191	6
Net unrealized appreciation (depreciation) of investments	2,078	97	927	3,627	48
Net realized and unrealized gain (loss) on investments	2,562	196	1,511	5,818	54
Net increase (decrease) in net assets resulting from operations	$ 2,553	$ 205	$ 1,472	$ 5,634	$ 56

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	BlackRock Mid Cap Dividend Fund - Investor A Shares	Bond Fund of America[SM] - Class R-4	Calvert US Large-Cap Core Responsible Index Fund - Class A	Calvert VP SRI Balanced Portfolio	Capital Income Builder® - Class R-4
Net investment income (loss)					
Investment Income:					
Dividends	$ 189	$ 279	$ —	$ 777	$ 173
Expenses:					
Mortality and expense risk charges	148	114	—	529	53
Total expenses	148	114	—	529	53
Net investment income (loss)	41	165	—	248	120
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(359)	8	—	2,098	12
Capital gains distributions	372	199	—	1,788	55
Total realized gain (loss) on investments and capital gains distributions	13	207	—	3,886	67
Net unrealized appreciation (depreciation) of investments	3,200	397	1	6,012	571
Net realized and unrealized gain (loss) on investments	3,213	604	1	9,898	638
Net increase (decrease) in net assets resulting from operations	$ 3,254	$ 769	$ 1	$ 10,146	$ 758

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Capital World Growth & Income Fund[SM] - Class R-3	Cohen & Steers Real Estate Securities Fund, Inc. - Class A	Cohen & Steers Realty Shares, Inc.	Columbia[SM] Acorn® Fund - Class A Shares	Columbia[SM] Acorn® Fund - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 9	$ 13	$ 244	$ —	$ —
Expenses:					
Mortality and expense risk charges	3	5	95	1	—
Total expenses	3	5	95	1	—
Net investment income (loss)	6	8	149	(1)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	12	(296)	(10)	—
Capital gains distributions	5	32	1,258	9	1
Total realized gain (loss) on investments and capital gains distributions	5	44	962	(1)	1
Net unrealized appreciation (depreciation) of investments	120	2	1,226	15	1
Net realized and unrealized gain (loss) on investments	125	46	2,188	14	2
Net increase (decrease) in net assets resulting from operations	$ 131	$ 54	$ 2,337	$ 13	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Columbia Select Mid Cap Value Fund - Class A Shares	Columbia Select Mid Cap Value Fund - Institutional Class	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y	Delaware Small Cap Value Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 59	$ —	$ —	$ 1	$ 26
Expenses:					
Mortality and expense risk charges	59	—	2	1	21
Total expenses	59	—	2	1	21
Net investment income (loss)	—	—	(2)	—	5
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,947)	—	(19)	(1)	(34)
Capital gains distributions	150	—	3	4	90
Total realized gain (loss) on investments					
and capital gains distributions	(1,797)	—	(16)	3	56
Net unrealized appreciation					
(depreciation) of investments	3,684	1	77	10	624
Net realized and unrealized gain (loss)					
on investments	1,887	1	61	13	680
Net increase (decrease) in net assets					
resulting from operations	$ 1,887	$ 1	$ 59	$ 13	$ 685

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Delaware Smid Cap Growth Fund - Institutional Class	DWS Small Cap Growth Fund - Class S	DWS Equity 500 Index Fund - Class S	DFA Emerging Markets Core Equity Portfolio - Institutional Class Shares	DFA Inflation-Protected Securities Portfolio - Institutional Class Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ —	$ 13	$ 61	$ 23
Expenses:					
Mortality and expense risk charges	—	—	8	—	—
Total expenses	—	—	8	—	—
Net investment income (loss)	—	—	5	61	23
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	88	(1)	(9)	47	(2)
Capital gains distributions	499	—	92	—	1
Total realized gain (loss) on investments					
and capital gains distributions	587	(1)	83	47	(1)
Net unrealized appreciation					
(depreciation) of investments	3,568	4	104	234	67
Net realized and unrealized gain (loss)					
on investments	4,155	3	187	281	66
Net increase (decrease) in net assets					
resulting from operations	$ 4,155	$ 3	$ 192	$ 342	$ 89

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	DFA U.S. Targeted Value Portfolio - Institutional Class Shares	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Eaton Vance Large-Cap Value Fund - Class R Shares	EuroPacific Growth Fund® - Class R-3
Net investment income (loss)					
Investment Income:					
Dividends	$ 226	$ 6	$ 2	$ —	$ 21
Expenses:					
Mortality and expense risk charges	—	2	2	—	18
Total expenses	—	2	2	—	18
Net investment income (loss)	226	4	—	—	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	237	1	11	—	88
Capital gains distributions	424	—	11	—	48
Total realized gain (loss) on investments					
and capital gains distributions	661	1	22	—	136
Net unrealized appreciation					
(depreciation) of investments	2,074	22	6	—	606
Net realized and unrealized gain (loss)					
on investments	2,735	23	28	—	742
Net increase (decrease) in net assets					
resulting from operations	$ 2,961	$ 27	$ 28	$ —	$ 745

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-4	Federated International Leaders Fund - Institutional Shares	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 3,273	$ —	$ 12	$ 5,560	$ 5,677
Expenses:					
Mortality and expense risk charges	2,578	—	38	11,688	3,222
Total expenses	2,578	—	38	11,688	3,222
Net investment income (loss)	695	—	(26)	(6,128)	2,455
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	13,621	—	26	23,723	7,382
Capital gains distributions	5,452	—	206	137,195	4,157
Total realized gain (loss) on investments					
and capital gains distributions	19,073	—	232	160,918	11,539
Net unrealized appreciation					
(depreciation) of investments	48,100	1	514	162,468	59,139
Net realized and unrealized gain (loss)					
on investments	67,173	1	746	323,386	70,678
Net increase (decrease) in net assets					
resulting from operations	$ 67,868	$ 1	$ 720	$ 317,258	$ 73,133

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Fidelity® VIP Asset Manager Portfolio - Initial Class	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 278	$ 4,724	$ 933	$ 434	$ 461
Expenses:					
Mortality and expense risk charges	185	2,419	3,530	98	266
Total expenses	185	2,419	3,530	98	266
Net investment income (loss)	93	2,305	(2,597)	336	195
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	27	7,275	22,247	(118)	1,018
Capital gains distributions	645	15,126	21,886	—	954
Total realized gain (loss) on investments					
and capital gains distributions	672	22,401	44,133	(118)	1,972
Net unrealized appreciation					
(depreciation) of investments	1,628	29,584	58,967	839	4,055
Net realized and unrealized gain (loss)					
on investments	2,300	51,985	103,100	721	6,027
Net increase (decrease) in net assets					
resulting from operations	$ 2,393	$ 54,290	$ 100,503	$ 1,057	$ 6,222

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value VIP Fund - Class 2
Net investment income (loss)					
Investment Income:					
Dividends	$ 18	$ —	$ —	$ —	$ 1,093
Expenses:					
Mortality and expense risk charges	7	3	—	3	984
Total expenses	7	3	—	3	984
Net investment income (loss)	11	(3)	—	(3)	109
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(50)	11	—	1	(603)
Capital gains distributions	56	27	—	57	17,416
Total realized gain (loss) on investments					
and capital gains distributions	6	38	—	58	16,813
Net unrealized appreciation					
(depreciation) of investments	248	54	1	30	6,205
Net realized and unrealized gain (loss)					
on investments	254	92	1	88	23,018
Net increase (decrease) in net assets					
resulting from operations	$ 265	$ 89	$ 1	$ 85	$ 23,127

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Goldman Sachs Growth Opportunities Fund - Investor Shares	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 29	$ 3,011	$ —	$ —
Expenses:					
Mortality and expense risk charges	—	62	4,337	—	—
Total expenses	—	62	4,337	—	—
Net investment income (loss)	—	(33)	(1,326)	—	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1)	554	26,684	—	—
Capital gains distributions	10	503	28,174	—	—
Total realized gain (loss) on investments and capital gains distributions	9	1,057	54,858	—	—
Net unrealized appreciation (depreciation) of investments	(1)	1,272	50,669	—	2
Net realized and unrealized gain (loss) on investments	8	2,329	105,527	—	2
Net increase (decrease) in net assets resulting from operations	$ 8	$ 2,296	$ 104,201	$ —	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	The Hartford International Opportunities Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Henderson Balanced Portfolio - Institutional Shares	Janus Henderson Enterprise Portfolio - Institutional Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 19	$ 26	$ —	$ 3	$ 1
Expenses:					
Mortality and expense risk charges	17	6	172	2	4
Total expenses	17	6	172	2	4
Net investment income (loss)	2	20	(172)	1	(3)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(45)	31	346	5	10
Capital gains distributions	—	17	2,062	4	18
Total realized gain (loss) on investments					
and capital gains distributions	(45)	48	2,408	9	28
Net unrealized appreciation					
(depreciation) of investments	387	78	3,917	19	63
Net realized and unrealized gain (loss)					
on investments	342	126	6,325	28	91
Net increase (decrease) in net assets					
resulting from operations	$ 344	$ 146	$ 6,153	$ 29	$ 88

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Janus Henderson Flexible Bond Portfolio - Institutional Shares	Janus Henderson Global Research Portfolio - Institutional Shares	Janus Henderson Research Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Class I Shares	JPMorgan Government Bond Fund - Class I Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 1	$ —	$ 44	$ 53
Expenses:					
Mortality and expense risk charges	—	1	1	22	17
Total expenses	—	1	1	22	17
Net investment income (loss)	—	—	(1)	22	36
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	1	8	38	61
Capital gains distributions	—	5	6	34	—
Total realized gain (loss) on investments and capital gains distributions	—	6	14	72	61
Net unrealized appreciation (depreciation) of investments	1	13	5	397	(10)
Net realized and unrealized gain (loss) on investments	1	19	19	469	51
Net increase (decrease) in net assets resulting from operations	$ 1	$ 19	$ 18	$ 491	$ 87

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Lazard International Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Catholic Equity Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Loomis Sayles Limited Term Government and Agency Fund - Class Y
Net investment income (loss)					
Investment Income:					
Dividends	$ 17	$ 2	$ —	$ 15	$ 11
Expenses:					
Mortality and expense risk charges	9	4	—	105	5
Total expenses	9	4	—	105	5
Net investment income (loss)	8	(2)	—	(90)	6
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(9)	(14)	—	(553)	(3)
Capital gains distributions	—	39	4	863	—
Total realized gain (loss) on investments					
and capital gains distributions	(9)	25	4	310	(3)
Net unrealized appreciation					
(depreciation) of investments	149	62	5	2,075	8
Net realized and unrealized gain (loss)					
on investments	140	87	9	2,385	5
Net increase (decrease) in net assets					
resulting from operations	$ 148	$ 85	$ 9	$ 2,295	$ 11

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Short Duration Income Fund - Class R4	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett Small Cap Value Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 1	$ 236	$ 8	$ 1
Expenses:					
Mortality and expense risk charges	1	—	66	7	4
Total expenses	1	—	66	7	4
Net investment income (loss)	(1)	1	170	1	(3)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4	—	(32)	39	(222)
Capital gains distributions	22	—	—	21	56
Total realized gain (loss) on investments					
and capital gains distributions	26	—	(32)	60	(166)
Net unrealized appreciation					
(depreciation) of investments	7	1	137	113	293
Net realized and unrealized gain (loss)					
on investments	33	1	105	173	127
Net increase (decrease) in net assets					
resulting from operations	$ 32	$ 2	$ 275	$ 174	$ 124

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC	Mainstay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 603	$ —	$ —	$ 643
Expenses:					
Mortality and expense risk charges	1	654	—	1	—
Total expenses	1	654	—	1	—
Net investment income (loss)	1	(51)	—	(1)	643
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(4)	4,262	—	2	2
Capital gains distributions	11	1,130	—	7	213
Total realized gain (loss) on investments					
and capital gains distributions	7	5,392	—	9	215
Net unrealized appreciation					
(depreciation) of investments	26	7,416	—	21	1,096
Net realized and unrealized gain (loss)					
on investments	33	12,808	—	30	1,311
Net increase (decrease) in net assets					
resulting from operations	$ 34	$ 12,757	$ —	$ 29	$ 1,954

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Metropolitan West Total Return Bond Fund - Class M Shares	MFS® International Intrinsic Value Fund - Class R3	MFS® New Discovery Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class Shares	Neuberger Berman Sustainable Equity Fund - Institutional Class Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 593	$ 9	$ —	$ —	$ 27
Expenses:					
Mortality and expense risk charges	194	10	2	4	—
Total expenses	194	10	2	4	—
Net investment income (loss)	399	(1)	(2)	(4)	27
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(49)	7	(6)	2	37
Capital gains distributions	209	33	21	28	290
Total realized gain (loss) on investments					
and capital gains distributions	160	40	15	30	327
Net unrealized appreciation					
(depreciation) of investments	1,186	143	48	82	361
Net realized and unrealized gain (loss)					
on investments	1,346	183	63	112	688
Net increase (decrease) in net assets					
resulting from operations	$ 1,745	$ 182	$ 61	$ 108	$ 715

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Neuberger Berman Sustainable Equity Fund - Trust Class Shares	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 65	$ 8	$ 2,282	$ 8	$ 52
Expenses:					
Mortality and expense risk charges	132	7	1,751	6	24
Total expenses	132	7	1,751	6	24
Net investment income (loss)	(67)	1	531	2	28
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(142)	162	4,590	32	8
Capital gains distributions	1,095	32	6,226	19	108
Total realized gain (loss) on investments					
and capital gains distributions	953	194	10,816	51	116
Net unrealized appreciation					
(depreciation) of investments	2,005	209	41,261	138	355
Net realized and unrealized gain (loss)					
on investments	2,958	403	52,077	189	471
Net increase (decrease) in net assets					
resulting from operations	$ 2,891	$ 404	$ 52,608	$ 191	$ 499

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Parnassus Core Equity Fund^{SM} - Investor Shares	Pax Sustainable Allocation Fund - Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO VIT Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 273	$ 605	$ 58	$ 1,176	$ 238
Expenses:					
Mortality and expense risk charges	277	404	15	584	90
Total expenses	277	404	15	584	90
Net investment income (loss)	(4)	201	43	592	148
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	729	178	(73)	(1,582)	27
Capital gains distributions	2,711	2,877	—	—	251
Total realized gain (loss) on investments					
and capital gains distributions	3,440	3,055	(73)	(1,582)	278
Net unrealized appreciation					
(depreciation) of investments	5,688	3,564	183	6,144	2,189
Net realized and unrealized gain (loss)					
on investments	9,128	6,619	110	4,562	2,467
Net increase (decrease) in net assets					
resulting from operations	$ 9,124	$ 6,820	$ 153	$ 5,154	$ 2,615

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Pioneer High Yield Fund - Class A Shares	Pioneer Strategic Income Fund - Class A Shares	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	PGIM Jennison Utility Fund - Class Z
Net investment income (loss)					
Investment Income:					
Dividends	$ 38	$ 18	$ —	$ 744	$ 3
Expenses:					
Mortality and expense risk charges	5	5	—	153	2
Total expenses	5	5	—	153	2
Net investment income (loss)	33	13	—	591	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(4)	—	—	(351)	3
Capital gains distributions	—	—	—	—	7
Total realized gain (loss) on investments					
and capital gains distributions	(4)	—	—	(351)	10
Net unrealized appreciation					
(depreciation) of investments	65	41	—	1,649	23
Net realized and unrealized gain (loss)					
on investments	61	41	—	1,298	33
Net increase (decrease) in net assets					
resulting from operations	$ 94	$ 54	$ —	$ 1,889	$ 34

The accompanying notes are an integral part of these financial statements.

	Columbia Large Cap Value Fund - Advisor Class	Royce Total Return Fund - Service Class	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund
Net investment income (loss)					
Investment Income:					
Dividends	$ 173	$ —	$ 68	$ —	$ 166
Expenses:					
Mortality and expense risk charges	89	—	56	239	—
Total expenses	89	—	56	239	—
Net investment income (loss)	84	—	12	(239)	166
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(103)	—	50	192	965
Capital gains distributions	448	—	375	1,121	1,496
Total realized gain (loss) on investments					
and capital gains distributions	345	—	425	1,313	2,461
Net unrealized appreciation					
(depreciation) of investments	1,998	—	812	5,010	6,321
Net realized and unrealized gain (loss)					
on investments	2,343	—	1,237	6,323	8,782
Net increase (decrease) in net assets					
resulting from operations	$ 2,427	$ —	$ 1,249	$ 6,084	$ 8,948

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 7	$ 279	$ 11	$ 1,458
Expenses:					
Mortality and expense risk charges	2	5	75	3	106
Total expenses	2	5	75	3	106
Net investment income (loss)	—	2	204	8	1,352
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(39)	1	(52)	(8)	(823)
Capital gains distributions	6	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	(33)	1	(52)	(8)	(823)
Net unrealized appreciation					
(depreciation) of investments	124	96	253	33	(407)
Net realized and unrealized gain (loss)					
on investments	91	97	201	25	(1,230)
Net increase (decrease) in net assets					
resulting from operations	$ 91	$ 99	$ 405	$ 33	$ 122

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Adviser Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 6,458	$ 1	$ —	$ 276	$ —
Expenses:					
Mortality and expense risk charges	1,036	—	—	—	159
Total expenses	1,036	—	—	—	159
Net investment income (loss)	5,422	1	—	276	(159)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3,455)	(3)	—	126	218
Capital gains distributions	—	8	—	818	—
Total realized gain (loss) on investments					
and capital gains distributions	(3,455)	5	—	944	218
Net unrealized appreciation					
(depreciation) of investments	(2,037)	3	1	2,128	5,349
Net realized and unrealized gain (loss)					
on investments	(5,492)	8	1	3,072	5,567
Net increase (decrease) in net assets					
resulting from operations	$ (70)	$ 9	$ 1	$ 3,348	$ 5,408

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Vanguard® Total Bond Market Index Fund - Admiral™ Shares	Vanguard® Total Bond Market Index Fund - Investor Shares	Vanguard® Total International Stock Index Fund - Admiral™ Shares	Vanguard® Total International Stock Index Fund - Investor Shares	Diversified Value Portfolio
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ —	$ —	$ —	$ 4
Expenses:					
Mortality and expense risk charges	—	—	—	—	1
Total expenses	—	—	—	—	1
Net investment income (loss)	1	—	—	—	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	—	—	—	10
Capital gains distributions	—	—	—	—	7
Total realized gain (loss) on investments and capital gains distributions	—	—	—	—	17
Net unrealized appreciation (depreciation) of investments	—	—	1	—	5
Net realized and unrealized gain (loss) on investments	—	—	1	—	22
Net increase (decrease) in net assets resulting from operations	$ 1	$ —	$ 1	$ —	$ 25

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Equity Income Portfolio	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Established Value Fund - Class A	Victory Sycamore Small Company Opportunity Fund - Class R
Net investment income (loss)					
Investment Income:					
Dividends	$ 5	$ —	$ 1	$ 62	$ —
Expenses:					
Mortality and expense risk charges	2	1	3	61	—
Total expenses	2	1	3	61	—
Net investment income (loss)	3	(1)	(2)	1	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1	1	(67)	69	—
Capital gains distributions	11	6	1	294	—
Total realized gain (loss) on investments					
and capital gains distributions	12	7	(66)	363	—
Net unrealized appreciation					
(depreciation) of investments	23	6	149	860	2
Net realized and unrealized gain (loss)					
on investments	35	13	83	1,223	2
Net increase (decrease) in net assets					
resulting from operations	$ 38	$ 12	$ 81	$ 1,224	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Balanced Portfolio - Class I	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A	Voya Floating Rate Fund - Class A	Voya GNMA Income Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 5,243	$ 1	$ 22	$ 157	$ 70
Expenses:					
Mortality and expense risk charges	2,372	—	5	25	25
Total expenses	2,372	—	5	25	25
Net investment income (loss)	2,871	1	17	132	45
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	5,430	(2)	(170)	(23)	(19)
Capital gains distributions	8,771	4	92	—	—
Total realized gain (loss) on investments					
and capital gains distributions	14,201	2	(78)	(23)	(19)
Net unrealized appreciation					
(depreciation) of investments	18,495	12	235	37	85
Net realized and unrealized gain (loss)					
on investments	32,696	14	157	14	66
Net increase (decrease) in net assets					
resulting from operations	$ 35,567	$ 15	$ 174	$ 146	$ 111

The accompanying notes are an integral part of these financial statements.

	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 27	$ 13,950	$ 67	$ 77	$ 1
Expenses:					
Mortality and expense risk charges	5	3,681	8	21	—
Total expenses	5	3,681	8	21	—
Net investment income (loss)	22	10,269	59	56	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4	969	(4)	34	(1)
Capital gains distributions	1	502	3	89	—
Total realized gain (loss) on investments and capital gains distributions	5	1,471	(1)	123	(1)
Net unrealized appreciation (depreciation) of investments	46	22,731	127	166	5
Net realized and unrealized gain (loss) on investments	51	24,202	126	289	4
Net increase (decrease) in net assets resulting from operations	$ 73	$ 34,471	$ 185	$ 345	$ 5

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 3,315	$ 729	$ —	$ 3,651	$ 24
Expenses:					
Mortality and expense risk charges	442	137	—	4,824	42
Total expenses	442	137	—	4,824	42
Net investment income (loss)	2,873	592	—	(1,173)	(18)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(578)	(596)	—	10,532	222
Capital gains distributions	—	—	14	87,548	945
Total realized gain (loss) on investments					
and capital gains distributions	(578)	(596)	14	98,080	1,167
Net unrealized appreciation					
(depreciation) of investments	4,705	2,094	9	51,450	1,194
Net realized and unrealized gain (loss)					
on investments	4,127	1,498	23	149,530	2,361
Net increase (decrease) in net assets					
resulting from operations	$ 7,000	$ 2,090	$ 23	$ 148,357	$ 2,343

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 6,068	$ 23	$ —	$ 578
Expenses:					
Mortality and expense risk charges	—	2,816	9	—	190
Total expenses	—	2,816	9	—	190
Net investment income (loss)	—	3,252	14	—	388
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	8,295	(8)	—	150
Capital gains distributions	1	20,176	99	—	1,900
Total realized gain (loss) on investments					
and capital gains distributions	1	28,471	91	—	2,050
Net unrealized appreciation					
(depreciation) of investments	2	29,787	179	—	6,427
Net realized and unrealized gain (loss)					
on investments	3	58,258	270	—	8,477
Net increase (decrease) in net assets					
resulting from operations	$ 3	$ 61,510	$ 284	$ —	$ 8,865

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 2,066	$ 1	$ 36	$ 880
Expenses:					
Mortality and expense risk charges	—	604	—	15	392
Total expenses	—	604	—	15	392
Net investment income (loss)	—	1,462	1	21	488
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	1,300	—	74	1,593
Capital gains distributions	—	—	—	8	204
Total realized gain (loss) on investments and capital gains distributions	—	1,300	—	82	1,797
Net unrealized appreciation (depreciation) of investments	1	12,144	9	268	7,595
Net realized and unrealized gain (loss) on investments	1	13,444	9	350	9,392
Net increase (decrease) in net assets resulting from operations	$ 1	$ 14,906	$ 10	$ 371	$ 9,880

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 780	$ 659	$ —	$ 18	$ 3
Expenses:					
Mortality and expense risk charges	129	255	1	151	236
Total expenses	129	255	1	151	236
Net investment income (loss)	651	404	(1)	(133)	(233)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,842)	(1,598)	1	225	267
Capital gains distributions	3,376	3,207	11	736	1,301
Total realized gain (loss) on investments					
and capital gains distributions	1,534	1,609	12	961	1,568
Net unrealized appreciation					
(depreciation) of investments	4,130	3,817	35	2,560	4,768
Net realized and unrealized gain (loss)					
on investments	5,664	5,426	47	3,521	6,336
Net increase (decrease) in net assets					
resulting from operations	$ 6,315	$ 5,830	$ 46	$ 3,388	$ 6,103

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 552	$ 236	$ —	$ 4
Expenses:					
Mortality and expense risk charges	—	214	349	—	1
Total expenses	—	214	349	—	1
Net investment income (loss)	—	338	(113)	—	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3)	(479)	(296)	—	—
Capital gains distributions	3	12,296	9,414	—	18
Total realized gain (loss) on investments					
and capital gains distributions	—	11,817	9,118	—	18
Net unrealized appreciation					
(depreciation) of investments	6	(1,383)	(1,264)	—	48
Net realized and unrealized gain (loss)					
on investments	6	10,434	7,854	—	66
Net increase (decrease) in net assets					
resulting from operations	$ 6	$ 10,772	$ 7,741	$ —	$ 69

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 6,932	$ 14,145	$ 20	$ 2,467	$ —
Expenses:					
Mortality and expense risk charges	1,739	8,852	3	739	—
Total expenses	1,739	8,852	3	739	—
Net investment income (loss)	5,193	5,293	17	1,728	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,846	8,775	(31)	14	5
Capital gains distributions	19,719	48,006	241	25,763	5
Total realized gain (loss) on investments					
and capital gains distributions	22,565	56,781	210	25,777	10
Net unrealized appreciation					
(depreciation) of investments	53,272	127,178	(26)	(5,327)	12
Net realized and unrealized gain (loss)					
on investments	75,837	183,959	184	20,450	22
Net increase (decrease) in net assets					
resulting from operations	$ 81,030	$ 189,252	$ 201	$ 22,178	$ 22

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 56	$ 23	$ 139	$ 4,503	$ 3
Expenses:					
Mortality and expense risk charges	76	3	27	1,556	—
Total expenses	76	3	27	1,556	—
Net investment income (loss)	(20)	20	112	2,947	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	169	(177)	(1,456)	—	(2)
Capital gains distributions	467	76	513	179	8
Total realized gain (loss) on investments					
and capital gains distributions	636	(101)	(943)	179	6
Net unrealized appreciation					
(depreciation) of investments	1,184	74	811	—	3
Net realized and unrealized gain (loss)					
on investments	1,820	(27)	(132)	179	9
Net increase (decrease) in net assets					
resulting from operations	$ 1,800	$ (7)	$ (20)	$ 3,126	$ 12

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Multi-Manager International Small Cap Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class I	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 5	$ 32	$ 7	$ 2,018	$ 11
Expenses:					
Mortality and expense risk charges	1	14	1	652	3
Total expenses	1	14	1	652	3
Net investment income (loss)	4	18	6	1,366	8
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	8	(185)	—	(619)	2
Capital gains distributions	—	—	5	1,183	8
Total realized gain (loss) on investments					
and capital gains distributions	8	(185)	5	564	10
Net unrealized appreciation					
(depreciation) of investments	43	456	9	2,718	8
Net realized and unrealized gain (loss)					
on investments	51	271	14	3,282	18
Net increase (decrease) in net assets					
resulting from operations	$ 55	$ 289	$ 20	$ 4,648	$ 26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service 2 Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 206	$ 44	$ 94	$ 295	$ 27
Expenses:					
Mortality and expense risk charges	122	19	45	183	13
Total expenses	122	19	45	183	13
Net investment income (loss)	84	25	49	112	14
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	68	73	22	(239)	27
Capital gains distributions	369	97	195	614	74
Total realized gain (loss) on investments					
and capital gains distributions	437	170	217	375	101
Net unrealized appreciation					
(depreciation) of investments	1,278	166	560	2,611	222
Net realized and unrealized gain (loss)					
on investments	1,715	336	777	2,986	323
Net increase (decrease) in net assets					
resulting from operations	$ 1,799	$ 361	$ 826	$ 3,098	$ 337

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 124	$ 249	$ 35	$ 67	$ 85
Expenses:					
Mortality and expense risk charges	64	170	14	36	63
Total expenses	64	170	14	36	63
Net investment income (loss)	60	79	21	31	22
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(25)	38	35	(15)	206
Capital gains distributions	300	628	113	199	215
Total realized gain (loss) on investments					
and capital gains distributions	275	666	148	184	421
Net unrealized appreciation					
(depreciation) of investments	1,092	2,395	310	708	782
Net realized and unrealized gain (loss)					
on investments	1,367	3,061	458	892	1,203
Net increase (decrease) in net assets					
resulting from operations	$ 1,427	$ 3,140	$ 479	$ 923	$ 1,225

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 18	$ 35	$ 73	$ 17	$ 21
Expenses:					
Mortality and expense risk charges	8	25	38	8	8
Total expenses	8	25	38	8	8
Net investment income (loss)	10	10	35	9	13
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	25	37	76	18	11
Capital gains distributions	58	104	46	13	15
Total realized gain (loss) on investments and capital gains distributions	83	141	122	31	26
Net unrealized appreciation (depreciation) of investments	205	436	224	59	76
Net realized and unrealized gain (loss) on investments	288	577	346	90	102
Net increase (decrease) in net assets resulting from operations	$ 298	$ 587	$ 381	$ 99	$ 115

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya International High Dividend Low Volatility Portfolio - Adviser Class	Voya International High Dividend Low Volatility Portfolio - Initial Class	Voya International High Dividend Low Volatility Portfolio - Service Class	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 3	$ 1,534	$ 1	$ 9	$ 255
Expenses:					
Mortality and expense risk charges	1	700	—	2	83
Total expenses	1	700	—	2	83
Net investment income (loss)	2	834	1	7	172
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4	981	(4)	5	12
Capital gains distributions	16	5,844	4	26	554
Total realized gain (loss) on investments and capital gains distributions	20	6,825	—	31	566
Net unrealized appreciation (depreciation) of investments	6	2,704	9	35	834
Net realized and unrealized gain (loss) on investments	26	9,529	9	66	1,400
Net increase (decrease) in net assets resulting from operations	$ 28	$ 10,363	$ 10	$ 73	$ 1,572

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service 2 Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 131	$ 2,991	$ 9	$ 244	$ 219
Expenses:					
Mortality and expense risk charges	43	1,181	2	78	78
Total expenses	43	1,181	2	78	78
Net investment income (loss)	88	1,810	7	166	141
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	100	(553)	1	(21)	(424)
Capital gains distributions	362	7,284	34	742	830
Total realized gain (loss) on investments and capital gains distributions	462	6,731	35	721	406
Net unrealized appreciation (depreciation) of investments	660	11,821	41	868	1,613
Net realized and unrealized gain (loss) on investments	1,122	18,552	76	1,589	2,019
Net increase (decrease) in net assets resulting from operations	$ 1,210	$ 20,362	$ 83	$ 1,755	$ 2,160

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 3,213	—	$ 170	$ 76	$ 2,071
Expenses:					
Mortality and expense risk charges	1,325	—	56	36	973
Total expenses	1,325	—	56	36	973
Net investment income (loss)	1,888	—	114	40	1,098
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(315)	—	14	84	(2,020)
Capital gains distributions	10,975	2	696	417	9,686
Total realized gain (loss) on investments					
and capital gains distributions	10,660	2	710	501	7,666
Net unrealized appreciation					
(depreciation) of investments	14,608	2	697	538	12,571
Net realized and unrealized gain (loss)					
on investments	25,268	4	1,407	1,039	20,237
Net increase (decrease) in net assets					
resulting from operations	$ 27,156	$ 4	$ 1,521	$ 1,079	$ 21,335

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 57	$ 19	$ 452	$ 121	$ 22
Expenses:					
Mortality and expense risk charges	25	11	243	60	3
Total expenses	25	11	243	60	3
Net investment income (loss)	32	8	209	61	19
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	27	96	(35)	(97)	1
Capital gains distributions	245	112	2,245	325	17
Total realized gain (loss) on investments					
and capital gains distributions	272	208	2,210	228	18
Net unrealized appreciation					
(depreciation) of investments	314	145	3,058	600	60
Net realized and unrealized gain (loss)					
on investments	586	353	5,268	828	78
Net increase (decrease) in net assets					
resulting from operations	$ 618	$ 361	$ 5,477	$ 889	$ 97

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 252	$ 87	$ 1,135	$ 136	$ —
Expenses:					
Mortality and expense risk charges	43	22	357	71	—
Total expenses	43	22	357	71	—
Net investment income (loss)	209	65	778	65	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	48	53	595	(58)	—
Capital gains distributions	163	68	822	133	4
Total realized gain (loss) on investments					
and capital gains distributions	211	121	1,417	75	4
Net unrealized appreciation					
(depreciation) of investments	551	232	2,683	726	7
Net realized and unrealized gain (loss)					
on investments	762	353	4,100	801	11
Net increase (decrease) in net assets					
resulting from operations	$ 971	$ 418	$ 4,878	$ 866	$ 11

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 487	$ 765	$ —	$ —	$ 222
Expenses:					
Mortality and expense risk charges	157	496	1	1,315	123
Total expenses	157	496	1	1,315	123
Net investment income (loss)	330	269	(1)	(1,315)	99
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,293)	(2,370)	2	5,154	(233)
Capital gains distributions	3,196	6,187	158	65,504	4,465
Total realized gain (loss) on investments					
and capital gains distributions	1,903	3,817	160	70,658	4,232
Net unrealized appreciation					
(depreciation) of investments	6,903	11,958	(58)	(25,590)	(985)
Net realized and unrealized gain (loss)					
on investments	8,806	15,775	102	45,068	3,247
Net increase (decrease) in net assets					
resulting from operations	$ 9,136	$ 16,044	$ 101	$ 43,753	$ 3,346

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 19	$ 5	$ 1,364	$ 23
Expenses:					
Mortality and expense risk charges	—	50	1	582	5
Total expenses	—	50	1	582	5
Net investment income (loss)	—	(31)	4	782	18
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1	(68)	9	4,210	(13)
Capital gains distributions	18	698	51	12,006	77
Total realized gain (loss) on investments					
and capital gains distributions	19	630	60	16,216	64
Net unrealized appreciation					
(depreciation) of investments	6	407	(11)	(4,556)	167
Net realized and unrealized gain (loss)					
on investments	25	1,037	49	11,660	231
Net increase (decrease) in net assets					
resulting from operations	$ 25	$ 1,006	$ 53	$ 12,442	$ 249

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® Invesco Oppenheimer Global Portfolio - Adviser Class	VY® Invesco Oppenheimer Global Portfolio - Initial Class	VY® Invesco Oppenheimer Global Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 5,616	$ 19	$ —	$ 2,797	$ 3
Expenses:					
Mortality and expense risk charges	2,744	7	1	5,811	16
Total expenses	2,744	7	1	5,811	16
Net investment income (loss)	2,872	12	(1)	(3,014)	(13)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	10,460	(38)	2	13,064	39
Capital gains distributions	14,478	59	44	95,911	288
Total realized gain (loss) on investments					
and capital gains distributions	24,938	21	46	108,975	327
Net unrealized appreciation					
(depreciation) of investments	19,382	158	21	41,996	96
Net realized and unrealized gain (loss)					
on investments	44,320	179	67	150,971	423
Net increase (decrease) in net assets					
resulting from operations	$ 47,192	$ 191	$ 66	$ 147,957	$ 410

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 243	$ 545	$ 1,288	$ 7
Expenses:					
Mortality and expense risk charges	1	160	578	196	1
Total expenses	1	160	578	196	1
Net investment income (loss)	1	83	(33)	1,092	6
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(6)	(459)	(786)	(2,059)	(5)
Capital gains distributions	33	2,615	7,373	1,155	5
Total realized gain (loss) on investments					
and capital gains distributions	27	2,156	6,587	(904)	—
Net unrealized appreciation					
(depreciation) of investments	31	2,463	6,370	3,255	13
Net realized and unrealized gain (loss)					
on investments	58	4,619	12,957	2,351	13
Net increase (decrease) in net assets					
resulting from operations	$ 59	$ 4,702	$ 12,924	$ 3,443	$ 19

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 1,396	$ 3	$ —	$ 985
Expenses:					
Mortality and expense risk charges	1	4,955	11	4	4,627
Total expenses	1	4,955	11	4	4,627
Net investment income (loss)	—	(3,559)	(8)	(4)	(3,642)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4	13,867	11	11	16,874
Capital gains distributions	41	48,375	161	246	113,457
Total realized gain (loss) on investments					
and capital gains distributions	45	62,242	172	257	130,331
Net unrealized appreciation					
(depreciation) of investments	61	81,160	253	13	4,143
Net realized and unrealized gain (loss)					
on investments	106	143,402	425	270	134,474
Net increase (decrease) in net assets					
resulting from operations	$ 106	$ 139,843	$ 417	$ 266	$ 130,832

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Service Class	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 149	$ 772	$ 1,751	$ 1,631
Expenses:					
Mortality and expense risk charges	23	69	280	663	563
Total expenses	23	69	280	663	563
Net investment income (loss)	(23)	80	492	1,088	1,068
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(54)	194	162	2,802	2,246
Capital gains distributions	756	537	1,492	5,851	4,088
Total realized gain (loss) on investments					
and capital gains distributions	702	731	1,654	8,653	6,334
Net unrealized appreciation					
(depreciation) of investments	248	880	1,457	3,178	2,274
Net realized and unrealized gain (loss)					
on investments	950	1,611	3,111	11,831	8,608
Net increase (decrease) in net assets					
resulting from operations	$ 927	$ 1,691	$ 3,603	$ 12,919	$ 9,676

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 18	$ 18,859	$ 3	$ 2,277	$ 289
Expenses:					
Mortality and expense risk charges	5	12,869	2	665	131
Total expenses	5	12,869	2	665	131
Net investment income (loss)	13	5,990	1	1,612	158
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6	37,387	—	742	133
Capital gains distributions	148	115,982	22	3,912	559
Total realized gain (loss) on investments					
and capital gains distributions	154	153,369	22	4,654	692
Net unrealized appreciation					
(depreciation) of investments	180	118,985	27	9,064	1,195
Net realized and unrealized gain (loss)					
on investments	334	272,354	49	13,718	1,887
Net increase (decrease) in net assets					
resulting from operations	$ 347	$ 278,344	$ 50	$ 15,330	$ 2,045

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 5,608	$ 3	$ 3,937	$ 1	$ 1,330
Expenses:					
Mortality and expense risk charges	3,777	1	2,824	—	1,313
Total expenses	3,777	1	2,824	—	1,313
Net investment income (loss)	1,831	2	1,113	1	17
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	18,262	13	8,502	—	9,533
Capital gains distributions	30,875	18	28,082	7	18,695
Total realized gain (loss) on investments					
and capital gains distributions	49,137	31	36,584	7	28,228
Net unrealized appreciation					
(depreciation) of investments	39,659	19	29,078	8	(4,444)
Net realized and unrealized gain (loss)					
on investments	88,796	50	65,662	15	23,784
Net increase (decrease) in net assets					
resulting from operations	$ 90,627	$ 52	$ 66,775	$ 16	$ 23,801

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 1,222	$ —	$ 744	$ 15
Expenses:					
Mortality and expense risk charges	1	384	—	816	12
Total expenses	1	384	—	816	12
Net investment income (loss)	—	838	—	(72)	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	8	243	—	3,122	95
Capital gains distributions	25	—	—	3,459	91
Total realized gain (loss) on investments					
and capital gains distributions	33	243	—	6,581	186
Net unrealized appreciation					
(depreciation) of investments	(2)	6,270	1	16,432	415
Net realized and unrealized gain (loss)					
on investments	31	6,513	1	23,013	601
Net increase (decrease) in net assets					
resulting from operations	$ 31	$ 7,351	$ 1	$ 22,941	$ 604

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 2,486	$ 7	$ 13	$ 375	$ 103
Expenses:					
Mortality and expense risk charges	1,155	4	6	178	186
Total expenses	1,155	4	6	178	186
Net investment income (loss)	1,331	3	7	197	(83)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	5,717	27	37	262	566
Capital gains distributions	4,570	15	19	637	1,759
Total realized gain (loss) on investments					
and capital gains distributions	10,287	42	56	899	2,325
Net unrealized appreciation					
(depreciation) of investments	28,469	77	61	2,641	2,887
Net realized and unrealized gain (loss)					
on investments	38,756	119	117	3,540	5,212
Net increase (decrease) in net assets					
resulting from operations	$ 40,087	$ 122	$ 124	$ 3,737	$ 5,129

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 2,517	$ 885	$ 568	$ —	$ 446
Expenses:					
Mortality and expense risk charges	1,173	664	1,367	1	160
Total expenses	1,173	664	1,367	1	160
Net investment income (loss)	1,344	221	(799)	(1)	286
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(699)	(943)	(1,504)	—	30
Capital gains distributions	28,154	8,437	19,128	21	—
Total realized gain (loss) on investments					
and capital gains distributions	27,455	7,494	17,624	21	30
Net unrealized appreciation					
(depreciation) of investments	12,140	9,006	13,237	12	945
Net realized and unrealized gain (loss)					
on investments	39,595	16,500	30,861	33	975
Net increase (decrease) in net assets					
resulting from operations	$ 40,939	$ 16,721	$ 30,062	$ 32	$ 1,261

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International
Net investment income (loss)					
Investment Income:					
Dividends	$ 682	$ 1	$ —	$ —	$ 312
Expenses:					
Mortality and expense risk charges	2,134	6	602	—	286
Total expenses	2,134	6	602	—	286
Net investment income (loss)	(1,452)	(5)	(602)	—	26
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(2,168)	(9)	(1,584)	(10)	(1,782)
Capital gains distributions	29,769	127	8,117	17	3,513
Total realized gain (loss) on investments					
and capital gains distributions	27,601	118	6,533	7	1,731
Net unrealized appreciation					
(depreciation) of investments	35,727	155	7,455	20	7,944
Net realized and unrealized gain (loss)					
on investments	63,328	273	13,988	27	9,675
Net increase (decrease) in net assets					
resulting from operations	$ 61,876	$ 268	$ 13,386	$ 27	$ 9,701

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Wanger Select	Wanger USA	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Small Cap Value Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 43	$ 236	$ 25	$ 4,010	$ —
Expenses:					
Mortality and expense risk charges	548	669	9	2,171	1
Total expenses	548	669	9	2,171	1
Net investment income (loss)	(505)	(433)	16	1,839	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(6,535)	(6,622)	225	7,342	(53)
Capital gains distributions	7,803	15,959	69	11,131	12
Total realized gain (loss) on investments					
and capital gains distributions	1,268	9,337	294	18,473	(41)
Net unrealized appreciation					
(depreciation) of investments	13,670	14,022	108	25,513	57
Net realized and unrealized gain (loss)					
on investments	14,938	23,359	402	43,986	16
Net increase (decrease) in net assets					
resulting from operations	$ 14,433	$ 22,926	$ 418	$ 45,825	$ 15

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2019
(Dollars in thousands)

	Wells Fargo Small Company Growth Fund - Administrator Class	Wells Fargo Small Company Value Fund - Class A	Wells Fargo Special Small Cap Value Fund - Class A
Net investment income (loss)			
Investment Income:			
Dividends	$ —	$ 1	$ 943
Expenses:			
Mortality and expense risk charges	76	—	1,243
Total expenses	76	—	1,243
Net investment income (loss)	(76)	1	(300)
Realized and unrealized gain (loss)			
on investments			
Net realized gain (loss) on investments	(229)	—	5,920
Capital gains distributions	555	—	1,017
Total realized gain (loss) on investments			
and capital gains distributions	326	—	6,937
Net unrealized appreciation			
(depreciation) of investments	1,208	10	19,158
Net realized and unrealized gain (loss)			
on investments	1,534	10	26,095
Net increase (decrease) in net assets			
resulting from operations	$ 1,458	$ 11	$ 25,795

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	AB Relative Value Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5
Net assets at January 1, 2018	$ 191	$ 622	$ 12,399	$ 156
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	334	9
Total realized gain (loss) on investments and capital gains distributions	49	76	138	—
Net unrealized appreciation (depreciation) of investments	(58)	(116)	(2,607)	(14)
Net increase (decrease) in net assets resulting from operations	(9)	(41)	(2,135)	(5)
Changes from principal transactions:				
Total unit transactions	(8)	(9)	2,188	128
Increase (decrease) in net assets derived from principal transactions	(8)	(9)	2,188	128
Total increase (decrease) in net assets	(17)	(50)	53	123
Net assets at December 31, 2018	174	572	12,452	279
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	—	217	16
Total realized gain (loss) on investments and capital gains distributions	5	69	252	(1)
Net unrealized appreciation (depreciation) of investments	27	56	2,618	5
Net increase (decrease) in net assets resulting from operations	33	125	3,087	20
Changes from principal transactions:				
Total unit transactions	(40)	3	1,616	60
Increase (decrease) in net assets derived from principal transactions	(40)	3	1,616	60
Total increase (decrease) in net assets	(7)	128	4,703	80
Net assets at December 31, 2019	$ 167	$ 700	$ 17,155	$ 359

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Invesco Oppenheimer Capital Appreciation Fund - Class A	Invesco Oppenheimer Main Street Fund - Class A	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A
Net assets at January 1, 2018	$ 74	$ 796	$ 3,949	$ 102
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	—	(34)	(1)
Total realized gain (loss) on investments and capital gains distributions	7	154	146	7
Net unrealized appreciation (depreciation) of investments	(11)	(241)	(590)	(17)
Net increase (decrease) in net assets resulting from operations	(5)	(87)	(478)	(11)
Changes from principal transactions:				
Total unit transactions	(3)	201	(367)	—
Increase (decrease) in net assets derived from principal transactions	(3)	201	(367)	—
Total increase (decrease) in net assets	(8)	114	(845)	(11)
Net assets at December 31, 2018	66	910	3,104	91
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	—	(26)	(1)
Total realized gain (loss) on investments and capital gains distributions	16	91	568	9
Net unrealized appreciation (depreciation) of investments	5	221	220	12
Net increase (decrease) in net assets resulting from operations	20	312	762	20
Changes from principal transactions:				
Total unit transactions	(11)	428	(41)	3
Increase (decrease) in net assets derived from principal transactions	(11)	428	(41)	3
Total increase (decrease) in net assets	9	740	721	23
Net assets at December 31, 2019	$ 75	$ 1,650	$ 3,825	$ 114

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Invesco International Growth Fund - Class R5	Invesco Oppenheimer International Growth Fund - Class Y	Invesco Oppenheimer International Small-Mid Company Fund - Class Y	Invesco Endeavor Fund - Class A
Net assets at January 1, 2018	$ 686	$ 474	$ 616	$ 15
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	1	(2)	—
Total realized gain (loss) on investments and capital gains distributions	45	8	119	2
Net unrealized appreciation (depreciation) of investments	(154)	(125)	(187)	(5)
Net increase (decrease) in net assets resulting from operations	(107)	(116)	(70)	(3)
Changes from principal transactions:				
Total unit transactions	(56)	134	(3)	2
Increase (decrease) in net assets derived from principal transactions	(56)	134	(3)	2
Total increase (decrease) in net assets	(163)	18	(73)	(1)
Net assets at December 31, 2018	523	492	543	14
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	1	(4)	—
Total realized gain (loss) on investments and capital gains distributions	56	5	46	1
Net unrealized appreciation (depreciation) of investments	75	142	96	2
Net increase (decrease) in net assets resulting from operations	141	148	138	3
Changes from principal transactions:				
Total unit transactions	51	130	114	9
Increase (decrease) in net assets derived from principal transactions	51	130	114	9
Total increase (decrease) in net assets	192	278	252	12
Net assets at December 31, 2019	$ 715	$ 770	$ 795	$ 26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Invesco Health Care Fund - Investor Class	Invesco Oppenheimer Developing Markets Fund - Class A	Invesco Oppenheimer Developing Markets Fund - Class Y	Invesco Oppenheimer International Bond Fund - Class A
Net assets at January 1, 2018	$ 109	$ 268,701	$ 51,340	$ 160
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(2,000)	43	6
Total realized gain (loss) on investments and capital gains distributions	12	15,699	1,526	(4)
Net unrealized appreciation (depreciation) of investments	(12)	(47,021)	(7,933)	(13)
Net increase (decrease) in net assets resulting from operations	(1)	(33,322)	(6,364)	(11)
Changes from principal transactions:				
Total unit transactions	24	(18,413)	(2,412)	(14)
Increase (decrease) in net assets derived from principal transactions	24	(18,413)	(2,412)	(14)
Total increase (decrease) in net assets	23	(51,735)	(8,776)	(25)
Net assets at December 31, 2018	132	216,966	42,564	135
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1,878)	43	4
Total realized gain (loss) on investments and capital gains distributions	10	15,684	2,527	(7)
Net unrealized appreciation (depreciation) of investments	26	33,731	7,231	13
Net increase (decrease) in net assets resulting from operations	35	47,537	9,801	10
Changes from principal transactions:				
Total unit transactions	(52)	(17,815)	(2,976)	(101)
Increase (decrease) in net assets derived from principal transactions	(52)	(17,815)	(2,976)	(101)
Total increase (decrease) in net assets	(17)	29,722	6,825	(91)
Net assets at December 31, 2019	$ 115	$ 246,688	$ 49,389	$ 44

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Invesco High Yield Fund - Class R5	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5	Invesco Oppenheimer Gold & Special Minerals Fund - Class A
Net assets at January 1, 2018	$ 405	$ 761	$ 122	$ 52
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	(3)	1	—
Total realized gain (loss) on investments and capital gains distributions	(2)	88	7	—
Net unrealized appreciation (depreciation) of investments	(42)	(204)	(23)	(6)
Net increase (decrease) in net assets resulting from operations	(24)	(119)	(15)	(6)
Changes from principal transactions:				
Total unit transactions	152	112	(63)	(1)
Increase (decrease) in net assets derived from principal transactions	152	112	(63)	(1)
Total increase (decrease) in net assets	128	(7)	(78)	(7)
Net assets at December 31, 2018	533	754	44	45
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	33	(8)	1	—
Total realized gain (loss) on investments and capital gains distributions	(1)	29	(8)	1
Net unrealized appreciation (depreciation) of investments	40	165	10	23
Net increase (decrease) in net assets resulting from operations	72	186	3	24
Changes from principal transactions:				
Total unit transactions	195	62	—	10
Increase (decrease) in net assets derived from principal transactions	195	62	—	10
Total increase (decrease) in net assets	267	248	3	34
Net assets at December 31, 2019	$ 800	$ 1,002	$ 47	$ 79

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Invesco Small Cap Value Fund - Class A	Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I	Invesco Oppenheimer V.I. Global Fund - Series I	Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I
Net assets at January 1, 2018	$ 152	$ 16	$ 283	$ 95
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	—	—	4
Total realized gain (loss) on investments and capital gains distributions	27	2	25	—
Net unrealized appreciation (depreciation) of investments	(46)	(3)	(63)	(9)
Net increase (decrease) in net assets resulting from operations	(20)	(1)	(38)	(5)
Changes from principal transactions:				
Total unit transactions	(72)	(1)	(14)	—
Increase (decrease) in net assets derived from principal transactions	(72)	(1)	(14)	—
Total increase (decrease) in net assets	(92)	(2)	(52)	(5)
Net assets at December 31, 2018	60	14	231	90
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	—	—	3
Total realized gain (loss) on investments and capital gains distributions	(12)	2	41	—
Net unrealized appreciation (depreciation) of investments	30	3	29	6
Net increase (decrease) in net assets resulting from operations	17	5	70	9
Changes from principal transactions:				
Total unit transactions	(32)	(1)	(9)	(1)
Increase (decrease) in net assets derived from principal transactions	(32)	(1)	(9)	(1)
Total increase (decrease) in net assets	(15)	4	61	8
Net assets at December 31, 2019	$ 45	$ 18	$ 292	$ 98

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Invesco Oppenheimer V.I. Main Street Fund - Series I	Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	Fundamental Investors[SM] - Class R-3	Fundamental Investors[SM] - Class R-4
Net assets at January 1, 2018	$ 66	$ 29,512	$ 28,558	$ 33,267
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(171)	(322)	(49)
Total realized gain (loss) on investments and capital gains distributions	7	3,465	3,731	3,056
Net unrealized appreciation (depreciation) of investments	(13)	(6,431)	(4,645)	(6,103)
Net increase (decrease) in net assets resulting from operations	(6)	(3,137)	(1,236)	(3,096)
Changes from principal transactions:				
Total unit transactions	(7)	(1,597)	(783)	(3,132)
Increase (decrease) in net assets derived from principal transactions	(7)	(1,597)	(783)	(3,132)
Total increase (decrease) in net assets	(13)	(4,734)	(2,019)	(6,228)
Net assets at December 31, 2018	53	24,778	26,539	27,039
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(181)	(315)	(34)
Total realized gain (loss) on investments and capital gains distributions	11	1,821	6,121	5,086
Net unrealized appreciation (depreciation) of investments	4	4,466	2,995	1,977
Net increase (decrease) in net assets resulting from operations	15	6,106	8,801	7,029
Changes from principal transactions:				
Total unit transactions	(7)	(1,790)	(3,276)	(3,240)
Increase (decrease) in net assets derived from principal transactions	(7)	(1,790)	(3,276)	(3,240)
Total increase (decrease) in net assets	8	4,316	5,525	3,789
Net assets at December 31, 2019	$ 61	$ 29,094	$ 32,064	$ 30,828

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Alger Responsible Investing Fund - Class A	Alger Capital Appreciation Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class
Net assets at January 1, 2018	$ 5,544	$ 103	$ 331	$ 7
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(66)	(1)	3	—
Total realized gain (loss) on investments and capital gains distributions	599	15	61	—
Net unrealized appreciation (depreciation) of investments	(841)	(18)	(101)	(1)
Net increase (decrease) in net assets resulting from operations	(308)	(4)	(37)	(1)
Changes from principal transactions:				
Total unit transactions	888	16	3	—
Increase (decrease) in net assets derived from principal transactions	888	16	3	—
Total increase (decrease) in net assets	580	12	(34)	(1)
Net assets at December 31, 2018	6,124	115	297	6
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(70)	(1)	3	—
Total realized gain (loss) on investments and capital gains distributions	777	13	37	—
Net unrealized appreciation (depreciation) of investments	1,132	20	20	1
Net increase (decrease) in net assets resulting from operations	1,839	32	60	1
Changes from principal transactions:				
Total unit transactions	(883)	(24)	(113)	1
Increase (decrease) in net assets derived from principal transactions	(883)	(24)	(113)	1
Total increase (decrease) in net assets	956	8	(53)	2
Net assets at December 31, 2019	$ 7,080	$ 123	$ 244	$ 8

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	AllianzGI NFJ Small-Cap Value Fund - Class A	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3
Net assets at January 1, 2018	$ 385	$ 46,559	$ 75,988	$ 2,956
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	(267)	144	27
Total realized gain (loss) on investments and capital gains distributions	52	2,980	6,354	141
Net unrealized appreciation (depreciation) of investments	(124)	(2,149)	(10,856)	(275)
Net increase (decrease) in net assets resulting from operations	(66)	564	(4,358)	(107)
Changes from principal transactions:				
Total unit transactions	(79)	(694)	(5,068)	(58)
Increase (decrease) in net assets derived from principal transactions	(79)	(694)	(5,068)	(58)
Total increase (decrease) in net assets	(145)	(130)	(9,426)	(165)
Net assets at December 31, 2018	240	46,429	66,562	2,791
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(328)	190	21
Total realized gain (loss) on investments and capital gains distributions	(99)	3,795	8,047	185
Net unrealized appreciation (depreciation) of investments	134	11,415	6,920	197
Net increase (decrease) in net assets resulting from operations	34	14,882	15,157	403
Changes from principal transactions:				
Total unit transactions	(245)	833	(7,413)	(1,225)
Increase (decrease) in net assets derived from principal transactions	(245)	833	(7,413)	(1,225)
Total increase (decrease) in net assets	(211)	15,715	7,744	(822)
Net assets at December 31, 2019	$ 29	$ 62,144	$ 74,306	$ 1,969

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	American Beacon Small Cap Value Fund - Investor Class	Inflation-Adjusted Bond Fund - Investor Class	Income & Growth Fund - A Class	Fundamental Investors^{SM} - Class R-3
Net assets at January 1, 2018	$ 303	$ 31,930	$ 11,002	$ 1,037
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	584	45	5
Total realized gain (loss) on investments and capital gains distributions	63	(442)	1,275	133
Net unrealized appreciation (depreciation) of investments	(114)	(1,201)	(2,187)	(214)
Net increase (decrease) in net assets resulting from operations	(53)	(1,059)	(867)	(76)
Changes from principal transactions:				
Total unit transactions	65	(1,745)	(323)	(72)
Increase (decrease) in net assets derived from principal transactions	65	(1,745)	(323)	(72)
Total increase (decrease) in net assets	12	(2,804)	(1,190)	(148)
Net assets at December 31, 2018	315	29,126	9,812	889
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	388	68	8
Total realized gain (loss) on investments and capital gains distributions	(9)	(197)	383	80
Net unrealized appreciation (depreciation) of investments	81	1,628	1,693	148
Net increase (decrease) in net assets resulting from operations	73	1,819	2,144	236
Changes from principal transactions:				
Total unit transactions	75	(4,109)	(347)	(35)
Increase (decrease) in net assets derived from principal transactions	75	(4,109)	(347)	(35)
Total increase (decrease) in net assets	148	(2,290)	1,797	201
Net assets at December 31, 2019	$ 463	$ 26,836	$ 11,609	$ 1,090

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Fundamental Investors^{SM} - Class R-4	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N	Ariel Appreciation Fund - Investor Class
Net assets at January 1, 2018	$ 111,597	$ 7,946	$ 34,886	$ 529
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	629	154	(179)	—
Total realized gain (loss) on investments and capital gains distributions	14,114	477	679	14
Net unrealized appreciation (depreciation) of investments	(22,603)	(868)	(6,248)	(87)
Net increase (decrease) in net assets resulting from operations	(7,860)	(237)	(5,748)	(73)
Changes from principal transactions:				
Total unit transactions	(6,183)	1,464	(6,231)	(44)
Increase (decrease) in net assets derived from principal transactions	(6,183)	1,464	(6,231)	(44)
Total increase (decrease) in net assets	(14,043)	1,227	(11,979)	(117)
Net assets at December 31, 2018	97,554	9,173	22,907	412
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	691	27	(16)	—
Total realized gain (loss) on investments and capital gains distributions	9,715	419	312	(29)
Net unrealized appreciation (depreciation) of investments	15,184	432	2,913	107
Net increase (decrease) in net assets resulting from operations	25,590	878	3,209	78
Changes from principal transactions:				
Total unit transactions	(1,750)	(7,269)	(3,696)	(313)
Increase (decrease) in net assets derived from principal transactions	(1,750)	(7,269)	(3,696)	(313)
Total increase (decrease) in net assets	23,840	(6,391)	(487)	(235)
Net assets at December 31, 2019	$ 121,394	$ 2,782	$ 22,420	$ 177

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
Net assets at January 1, 2018	$ 11,013	$ 13,001	$ 920	$ 3,677
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19)	10	8	(25)
Total realized gain (loss) on investments and capital gains distributions	582	1,001	84	529
Net unrealized appreciation (depreciation) of investments	(2,210)	(2,385)	(165)	(324)
Net increase (decrease) in net assets resulting from operations	(1,647)	(1,374)	(73)	180
Changes from principal transactions:				
Total unit transactions	(315)	(1,735)	(78)	2,678
Increase (decrease) in net assets derived from principal transactions	(315)	(1,735)	(78)	2,678
Total increase (decrease) in net assets	(1,962)	(3,109)	(151)	2,858
Net assets at December 31, 2018	9,051	9,892	769	6,535
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19)	(9)	9	(39)
Total realized gain (loss) on investments and capital gains distributions	169	484	99	584
Net unrealized appreciation (depreciation) of investments	1,908	2,078	97	927
Net increase (decrease) in net assets resulting from operations	2,058	2,553	205	1,472
Changes from principal transactions:				
Total unit transactions	(875)	(1,301)	(10)	(356)
Increase (decrease) in net assets derived from principal transactions	(875)	(1,301)	(10)	(356)
Total increase (decrease) in net assets	1,183	1,252	195	1,116
Net assets at December 31, 2019	$ 10,234	$ 11,144	$ 964	$ 7,651

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Dividend Fund - Institutional Shares	BlackRock Mid Cap Dividend Fund - Investor A Shares	Bond Fund of America^{SM} - Class R-4
Net assets at January 1, 2018	$ 20,564	$ 213	$ 14,540	$ 10,477
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(212)	2	67	144
Total realized gain (loss) on investments and capital gains distributions	2,217	11	190	(14)
Net unrealized appreciation (depreciation) of investments	(717)	(34)	(1,647)	(247)
Net increase (decrease) in net assets resulting from operations	1,288	(21)	(1,390)	(117)
Changes from principal transactions:				
Total unit transactions	3,087	(4)	(1,227)	276
Increase (decrease) in net assets derived from principal transactions	3,087	(4)	(1,227)	276
Total increase (decrease) in net assets	4,375	(25)	(2,617)	159
Net assets at December 31, 2018	24,939	188	11,923	10,636
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(184)	2	41	165
Total realized gain (loss) on investments and capital gains distributions	2,191	6	13	207
Net unrealized appreciation (depreciation) of investments	3,627	48	3,200	397
Net increase (decrease) in net assets resulting from operations	5,634	56	3,254	769
Changes from principal transactions:				
Total unit transactions	(2,501)	25	(497)	3,552
Increase (decrease) in net assets derived from principal transactions	(2,501)	25	(497)	3,552
Total increase (decrease) in net assets	3,133	81	2,757	4,321
Net assets at December 31, 2019	$ 28,072	$ 269	$ 14,680	$ 14,957

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Calvert US Large-Cap Core Responsible Index Fund - Class A	Calvert VP SRI Balanced Portfolio	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund^{SM} - Class R-3
Net assets at January 1, 2018	$ —	$ 49,710	$ 4,337	$ 670
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	343	110	8
Total realized gain (loss) on investments and capital gains distributions	—	5,921	35	37
Net unrealized appreciation (depreciation) of investments	—	(7,948)	(529)	(114)
Net increase (decrease) in net assets resulting from operations	—	(1,684)	(384)	(69)
Changes from principal transactions:				
Total unit transactions	—	(2,703)	622	(44)
Increase (decrease) in net assets derived from principal transactions	—	(2,703)	622	(44)
Total increase (decrease) in net assets	—	(4,387)	238	(113)
Net assets at December 31, 2018	—	45,323	4,575	557
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	248	120	6
Total realized gain (loss) on investments and capital gains distributions	—	3,886	67	5
Net unrealized appreciation (depreciation) of investments	1	6,012	571	120
Net increase (decrease) in net assets resulting from operations	1	10,146	758	131
Changes from principal transactions:				
Total unit transactions	7	(2,001)	658	(51)
Increase (decrease) in net assets derived from principal transactions	7	(2,001)	658	(51)
Total increase (decrease) in net assets	8	8,145	1,416	80
Net assets at December 31, 2019	$ 8	$ 53,468	$ 5,991	$ 637

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Cohen & Steers Real Estate Securities Fund, Inc. - Class A	Cohen & Steers Realty Shares, Inc.	Columbia[SM] Acorn® Fund - Class A Shares	Columbia[SM] Acorn® Fund - Institutional Class
Net assets at January 1, 2018	$ —	$ 9,057	$ 63	$ 3
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	218	(1)	—
Total realized gain (loss) on investments and capital gains distributions	—	(81)	3	1
Net unrealized appreciation (depreciation) of investments	(3)	(556)	(6)	(1)
Net increase (decrease) in net assets resulting from operations	(2)	(419)	(4)	—
Changes from principal transactions:				
Total unit transactions	55	(1,238)	(1)	2
Increase (decrease) in net assets derived from principal transactions	55	(1,238)	(1)	2
Total increase (decrease) in net assets	53	(1,657)	(5)	2
Net assets at December 31, 2018	53	7,400	58	5
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	149	(1)	—
Total realized gain (loss) on investments and capital gains distributions	44	962	(1)	1
Net unrealized appreciation (depreciation) of investments	2	1,226	15	1
Net increase (decrease) in net assets resulting from operations	54	2,337	13	2
Changes from principal transactions:				
Total unit transactions	1,256	1,255	(4)	2
Increase (decrease) in net assets derived from principal transactions	1,256	1,255	(4)	2
Total increase (decrease) in net assets	1,310	3,592	9	4
Net assets at December 31, 2019	$ 1,363	$ 10,992	$ 67	$ 9

The accompanying notes are an integral part of these financial statements.

153

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Columbia Select Mid Cap Value Fund - Class A Shares	Columbia Select Mid Cap Value Fund - Institutional Class	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y
Net assets at January 1, 2018	$ 9,051	$ 2	$ 351	$ 50
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(20)	—	(2)	1
Total realized gain (loss) on investments and capital gains distributions	1,636	1	6	12
Net unrealized appreciation (depreciation) of investments	(2,836)	(1)	(27)	(17)
Net increase (decrease) in net assets resulting from operations	(1,220)	—	(23)	(4)
Changes from principal transactions:				
Total unit transactions	(420)	—	(32)	5
Increase (decrease) in net assets derived from principal transactions	(420)	—	(32)	5
Total increase (decrease) in net assets	(1,640)	—	(55)	1
Net assets at December 31, 2018	7,411	2	296	51
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(2)	—
Total realized gain (loss) on investments and capital gains distributions	(1,797)	—	(16)	3
Net unrealized appreciation (depreciation) of investments	3,684	1	77	10
Net increase (decrease) in net assets resulting from operations	1,887	1	59	13
Changes from principal transactions:				
Total unit transactions	(2,587)	(1)	(245)	12
Increase (decrease) in net assets derived from principal transactions	(2,587)	(1)	(245)	12
Total increase (decrease) in net assets	(700)	—	(186)	25
Net assets at December 31, 2019	$ 6,711	$ 2	$ 110	$ 76

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Delaware Small Cap Value Fund - Class A	Delaware Smid Cap Growth Fund - Institutional Class	DWS Small Cap Growth Fund - Class S	DWS Equity 500 Index Fund - Class S
Net assets at January 1, 2018	$ 4,020	$ 9,364	$ 31	$ 737
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	—	—	4
Total realized gain (loss) on investments and capital gains distributions	308	1,187	5	119
Net unrealized appreciation (depreciation) of investments	(902)	(1,453)	(8)	(154)
Net increase (decrease) in net assets resulting from operations	(601)	(266)	(3)	(31)
Changes from principal transactions:				
Total unit transactions	(763)	2,374	(12)	(60)
Increase (decrease) in net assets derived from principal transactions	(763)	2,374	(12)	(60)
Total increase (decrease) in net assets	(1,364)	2,108	(15)	(91)
Net assets at December 31, 2018	2,656	11,472	16	646
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	—	—	5
Total realized gain (loss) on investments and capital gains distributions	56	587	(1)	83
Net unrealized appreciation (depreciation) of investments	624	3,568	4	104
Net increase (decrease) in net assets resulting from operations	685	4,155	3	192
Changes from principal transactions:				
Total unit transactions	(529)	1,195	2	(18)
Increase (decrease) in net assets derived from principal transactions	(529)	1,195	2	(18)
Total increase (decrease) in net assets	156	5,350	5	174
Net assets at December 31, 2019	$ 2,812	$ 16,822	$ 21	$ 820

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	DFA Emerging Markets Core Equity Portfolio - Institutional Class Shares	DFA Inflation- Protected Securities Portfolio - Institutional Class Shares	DFA U.S. Targeted Value Portfolio - Institutional Class Shares	Dodge & Cox International Stock Fund
Net assets at January 1, 2018	$ 1,752	$ 670	$ 13,492	$ 154
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	44	20	148	2
Total realized gain (loss) on investments and capital gains distributions	77	(4)	791	7
Net unrealized appreciation (depreciation) of investments	(458)	(24)	(3,425)	(37)
Net increase (decrease) in net assets resulting from operations	(337)	(8)	(2,486)	(28)
Changes from principal transactions:				
Total unit transactions	601	388	2,067	—
Increase (decrease) in net assets derived from principal transactions	601	388	2,067	—
Total increase (decrease) in net assets	264	380	(419)	(28)
Net assets at December 31, 2018	2,016	1,050	13,073	126
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	61	23	226	4
Total realized gain (loss) on investments and capital gains distributions	47	(1)	661	1
Net unrealized appreciation (depreciation) of investments	234	67	2,074	22
Net increase (decrease) in net assets resulting from operations	342	89	2,961	27
Changes from principal transactions:				
Total unit transactions	287	179	1,746	15
Increase (decrease) in net assets derived from principal transactions	287	179	1,746	15
Total increase (decrease) in net assets	629	268	4,707	42
Net assets at December 31, 2019	$ 2,645	$ 1,318	$ 17,780	$ 168

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Dodge & Cox Stock Fund	Eaton Vance Large-Cap Value Fund - Class R Shares	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4
Net assets at January 1, 2018	$ 159	$ 2	$ 4,540	$ 348,913
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	10	867
Total realized gain (loss) on investments and capital gains distributions	15	—	376	17,216
Net unrealized appreciation (depreciation) of investments	(30)	—	(1,038)	(71,186)
Net increase (decrease) in net assets resulting from operations	(15)	—	(652)	(53,103)
Changes from principal transactions:				
Total unit transactions	12	—	(668)	(19,949)
Increase (decrease) in net assets derived from principal transactions	12	—	(668)	(19,949)
Total increase (decrease) in net assets	(3)	—	(1,320)	(73,052)
Net assets at December 31, 2018	156	2	3,220	275,861
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	3	695
Total realized gain (loss) on investments and capital gains distributions	22	—	136	19,073
Net unrealized appreciation (depreciation) of investments	6	—	606	48,100
Net increase (decrease) in net assets resulting from operations	28	—	745	67,868
Changes from principal transactions:				
Total unit transactions	(49)	(1)	(1,208)	(30,658)
Increase (decrease) in net assets derived from principal transactions	(49)	(1)	(1,208)	(30,658)
Total increase (decrease) in net assets	(21)	(1)	(463)	37,210
Net assets at December 31, 2019	$ 135	$ 1	$ 2,757	$ 313,071

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Federated International Leaders Fund - Institutional Shares	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class
Net assets at January 1, 2018	$ —	$ 2,322	$ 1,337,984	$ 253,980
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(25)	(3,216)	2,002
Total realized gain (loss) on investments and capital gains distributions	—	361	154,390	7,628
Net unrealized appreciation (depreciation) of investments	—	(476)	(230,972)	(24,108)
Net increase (decrease) in net assets resulting from operations	—	(140)	(79,798)	(14,478)
Changes from principal transactions:				
Total unit transactions	2	293	(159,052)	3,582
Increase (decrease) in net assets derived from principal transactions	2	293	(159,052)	3,582
Total increase (decrease) in net assets	2	153	(238,850)	(10,896)
Net assets at December 31, 2018	2	2,475	1,099,134	243,084
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(26)	(6,128)	2,455
Total realized gain (loss) on investments and capital gains distributions	—	232	160,918	11,539
Net unrealized appreciation (depreciation) of investments	1	514	162,468	59,139
Net increase (decrease) in net assets resulting from operations	1	720	317,258	73,133
Changes from principal transactions:				
Total unit transactions	7	385	(124,809)	2,750
Increase (decrease) in net assets derived from principal transactions	7	385	(124,809)	2,750
Total increase (decrease) in net assets	8	1,105	192,449	75,883
Net assets at December 31, 2019	$ 10	$ 3,580	$ 1,291,583	$ 318,967

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Fidelity® VIP Asset Manager Portfolio - Initial Class	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net assets at January 1, 2018	$ 16,375	$ 276,235	$ 345,776	$ 8,724
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	76	3,059	(2,630)	364
Total realized gain (loss) on investments and capital gains distributions	544	21,327	70,788	(120)
Net unrealized appreciation (depreciation) of investments	(1,623)	(47,035)	(69,895)	(605)
Net increase (decrease) in net assets resulting from operations	(1,003)	(22,649)	(1,737)	(361)
Changes from principal transactions:				
Total unit transactions	(902)	(32,983)	(24,350)	(625)
Increase (decrease) in net assets derived from principal transactions	(902)	(32,983)	(24,350)	(625)
Total increase (decrease) in net assets	(1,905)	(55,632)	(26,087)	(986)
Net assets at December 31, 2018	14,470	220,603	319,689	7,738
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	93	2,305	(2,597)	336
Total realized gain (loss) on investments and capital gains distributions	672	22,401	44,133	(118)
Net unrealized appreciation (depreciation) of investments	1,628	29,584	58,967	839
Net increase (decrease) in net assets resulting from operations	2,393	54,290	100,503	1,057
Changes from principal transactions:				
Total unit transactions	(577)	(24,158)	(32,761)	(184)
Increase (decrease) in net assets derived from principal transactions	(577)	(24,158)	(32,761)	(184)
Total increase (decrease) in net assets	1,816	30,132	67,742	873
Net assets at December 31, 2019	$ 16,286	$ 250,735	$ 387,431	$ 8,611

The accompanying notes are an integral part of these financial statements.

159

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class
Net assets at January 1, 2018	$ 33,166	$ 1,799	$ 320	$ 30
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	160	12	(4)	—
Total realized gain (loss) on investments and capital gains distributions	1,807	29	2	—
Net unrealized appreciation (depreciation) of investments	(6,786)	(221)	(47)	(5)
Net increase (decrease) in net assets resulting from operations	(4,819)	(180)	(49)	(5)
Changes from principal transactions:				
Total unit transactions	(3,216)	(294)	3	(13)
Increase (decrease) in net assets derived from principal transactions	(3,216)	(294)	3	(13)
Total increase (decrease) in net assets	(8,035)	(474)	(46)	(18)
Net assets at December 31, 2018	25,131	1,325	274	12
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	195	11	(3)	—
Total realized gain (loss) on investments and capital gains distributions	1,972	6	38	—
Net unrealized appreciation (depreciation) of investments	4,055	248	54	1
Net increase (decrease) in net assets resulting from operations	6,222	265	89	1
Changes from principal transactions:				
Total unit transactions	(2,726)	(491)	(40)	3
Increase (decrease) in net assets derived from principal transactions	(2,726)	(491)	(40)	3
Total increase (decrease) in net assets	3,496	(226)	49	4
Net assets at December 31, 2019	$ 28,627	$ 1,099	$ 323	$ 16

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value VIP Fund - Class 2	Goldman Sachs Growth Opportunities Fund - Investor Shares	Growth Fund of America® - Class R-3
Net assets at January 1, 2018	$ 335	$ 126,589	$ 54	$ 11,915
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(68)	—	(57)
Total realized gain (loss) on investments and capital gains distributions	22	21,066	3	1,534
Net unrealized appreciation (depreciation) of investments	(40)	(36,039)	(2)	(1,765)
Net increase (decrease) in net assets resulting from operations	(21)	(15,041)	1	(288)
Changes from principal transactions:				
Total unit transactions	(36)	(15,822)	(39)	(1,685)
Increase (decrease) in net assets derived from principal transactions	(36)	(15,822)	(39)	(1,685)
Total increase (decrease) in net assets	(57)	(30,863)	(38)	(1,973)
Net assets at December 31, 2018	278	95,726	16	9,942
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	109	—	(33)
Total realized gain (loss) on investments and capital gains distributions	58	16,813	9	1,057
Net unrealized appreciation (depreciation) of investments	30	6,205	(1)	1,272
Net increase (decrease) in net assets resulting from operations	85	23,127	8	2,296
Changes from principal transactions:				
Total unit transactions	(1)	(8,318)	16	(4,033)
Increase (decrease) in net assets derived from principal transactions	(1)	(8,318)	16	(4,033)
Total increase (decrease) in net assets	84	14,809	24	(1,737)
Net assets at December 31, 2019	$ 362	$ 110,535	$ 40	$ 8,205

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4	The Hartford International Opportunities Fund - Class R4
Net assets at January 1, 2018	$ 445,366	$ —	$ 7	$ 1,350
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,207)	—	—	2
Total realized gain (loss) on investments and capital gains distributions	56,333	—	1	59
Net unrealized appreciation (depreciation) of investments	(68,831)	—	(1)	(431)
Net increase (decrease) in net assets resulting from operations	(14,705)	—	—	(370)
Changes from principal transactions:				
Total unit transactions	(28,394)	—	—	499
Increase (decrease) in net assets derived from principal transactions	(28,394)	—	—	499
Total increase (decrease) in net assets	(43,099)	—	—	129
Net assets at December 31, 2018	402,267	—	7	1,479
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,326)	—	—	2
Total realized gain (loss) on investments and capital gains distributions	54,858	—	—	(45)
Net unrealized appreciation (depreciation) of investments	50,669	—	2	387
Net increase (decrease) in net assets resulting from operations	104,201	—	2	344
Changes from principal transactions:				
Total unit transactions	(40,019)	—	—	(167)
Increase (decrease) in net assets derived from principal transactions	(40,019)	—	—	(167)
Total increase (decrease) in net assets	64,182	—	2	177
Net assets at December 31, 2019	$ 466,449	$ —	$ 9	$ 1,656

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Henderson Balanced Portfolio - Institutional Shares	Janus Henderson Enterprise Portfolio - Institutional Shares
Net assets at January 1, 2018	$ 1,305	$ 9,902	$ 151	$ 301
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	(130)	1	(3)
Total realized gain (loss) on investments and capital gains distributions	64	2,221	5	38
Net unrealized appreciation (depreciation) of investments	(154)	(3,185)	(8)	(39)
Net increase (decrease) in net assets resulting from operations	(66)	(1,094)	(2)	(4)
Changes from principal transactions:				
Total unit transactions	(332)	3,383	(2)	(34)
Increase (decrease) in net assets derived from principal transactions	(332)	3,383	(2)	(34)
Total increase (decrease) in net assets	(398)	2,289	(4)	(38)
Net assets at December 31, 2018	907	12,191	147	263
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	(172)	1	(3)
Total realized gain (loss) on investments and capital gains distributions	48	2,408	9	28
Net unrealized appreciation (depreciation) of investments	78	3,917	19	63
Net increase (decrease) in net assets resulting from operations	146	6,153	29	88
Changes from principal transactions:				
Total unit transactions	(223)	3,420	(19)	(7)
Increase (decrease) in net assets derived from principal transactions	(223)	3,420	(19)	(7)
Total increase (decrease) in net assets	(77)	9,573	10	81
Net assets at December 31, 2019	$ 830	$ 21,764	$ 157	$ 344

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Janus Henderson Flexible Bond Portfolio - Institutional Shares	Janus Henderson Global Research Portfolio - Institutional Shares	Janus Henderson Research Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Class I Shares
Net assets at January 1, 2018	$ 16	$ 73	$ 68	$ 1,259
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(1)	15
Total realized gain (loss) on investments and capital gains distributions	—	1	4	117
Net unrealized appreciation (depreciation) of investments	—	(7)	(7)	(220)
Net increase (decrease) in net assets resulting from operations	—	(6)	(4)	(88)
Changes from principal transactions:				
Total unit transactions	(3)	(1)	2	319
Increase (decrease) in net assets derived from principal transactions	(3)	(1)	2	319
Total increase (decrease) in net assets	(3)	(7)	(2)	231
Net assets at December 31, 2018	13	66	66	1,490
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(1)	22
Total realized gain (loss) on investments and capital gains distributions	—	6	14	72
Net unrealized appreciation (depreciation) of investments	1	13	5	397
Net increase (decrease) in net assets resulting from operations	1	19	18	491
Changes from principal transactions:				
Total unit transactions	(1)	(1)	(20)	1,473
Increase (decrease) in net assets derived from principal transactions	(1)	(1)	(20)	1,473
Total increase (decrease) in net assets	—	18	(2)	1,964
Net assets at December 31, 2019	$ 13	$ 84	$ 64	$ 3,454

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	JPMorgan Government Bond Fund - Class I Shares	Lazard International Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Catholic Equity Fund
Net assets at January 1, 2018	$ 653	$ 902	$ 601	$ 569
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	8	(3)	(5)
Total realized gain (loss) on investments and capital gains distributions	(19)	85	90	22
Net unrealized appreciation (depreciation) of investments	13	(226)	(113)	(43)
Net increase (decrease) in net assets resulting from operations	6	(133)	(26)	(26)
Changes from principal transactions:				
Total unit transactions	646	(33)	(146)	(517)
Increase (decrease) in net assets derived from principal transactions	646	(33)	(146)	(517)
Total increase (decrease) in net assets	652	(166)	(172)	(543)
Net assets at December 31, 2018	1,305	736	429	26
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	36	8	(2)	—
Total realized gain (loss) on investments and capital gains distributions	61	(9)	25	4
Net unrealized appreciation (depreciation) of investments	(10)	149	62	5
Net increase (decrease) in net assets resulting from operations	87	148	85	9
Changes from principal transactions:				
Total unit transactions	1,882	102	(114)	4
Increase (decrease) in net assets derived from principal transactions	1,882	102	(114)	4
Total increase (decrease) in net assets	1,969	250	(29)	13
Net assets at December 31, 2019	$ 3,274	$ 986	$ 400	$ 39

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Loomis Sayles Small Cap Value Fund - Retail Class	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A
Net assets at January 1, 2018	$ 14,804	$ 429	$ 115	$ 24
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(127)	5	(1)	1
Total realized gain (loss) on investments and capital gains distributions	1,515	(4)	31	—
Net unrealized appreciation (depreciation) of investments	(3,575)	—	(24)	—
Net increase (decrease) in net assets resulting from operations	(2,187)	1	6	1
Changes from principal transactions:				
Total unit transactions	(2,542)	(15)	(13)	(7)
Increase (decrease) in net assets derived from principal transactions	(2,542)	(15)	(13)	(7)
Total increase (decrease) in net assets	(4,729)	(14)	(7)	(6)
Net assets at December 31, 2018	10,075	415	108	18
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(90)	6	(1)	1
Total realized gain (loss) on investments and capital gains distributions	310	(3)	26	—
Net unrealized appreciation (depreciation) of investments	2,075	8	7	1
Net increase (decrease) in net assets resulting from operations	2,295	11	32	2
Changes from principal transactions:				
Total unit transactions	(1,243)	39	(22)	—
Increase (decrease) in net assets derived from principal transactions	(1,243)	39	(22)	—
Total increase (decrease) in net assets	1,052	50	10	2
Net assets at December 31, 2019	$ 11,127	$ 465	$ 118	$ 20

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Lord Abbett Short Duration Income Fund - Class R4	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A
Net assets at January 1, 2018	$ 3,967	$ 936	$ 981	$ 200
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	144	1	(8)	1
Total realized gain (loss) on investments and capital gains distributions	(65)	74	98	16
Net unrealized appreciation (depreciation) of investments	(61)	(215)	(208)	(37)
Net increase (decrease) in net assets resulting from operations	18	(140)	(118)	(20)
Changes from principal transactions:				
Total unit transactions	1,959	(6)	(43)	24
Increase (decrease) in net assets derived from principal transactions	1,959	(6)	(43)	24
Total increase (decrease) in net assets	1,977	(146)	(161)	4
Net assets at December 31, 2018	5,944	790	820	204
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	170	1	(3)	1
Total realized gain (loss) on investments and capital gains distributions	(32)	60	(166)	7
Net unrealized appreciation (depreciation) of investments	137	113	293	26
Net increase (decrease) in net assets resulting from operations	275	174	124	34
Changes from principal transactions:				
Total unit transactions	944	(14)	(596)	(110)
Increase (decrease) in net assets derived from principal transactions	944	(14)	(596)	(110)
Total increase (decrease) in net assets	1,219	160	(472)	(76)
Net assets at December 31, 2019	$ 7,163	$ 950	$ 348	$ 128

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC	Mainstay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I Shares
Net assets at January 1, 2018	$ 83,700	$ 2	$ 73	$ 16,550
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(257)	—	—	501
Total realized gain (loss) on investments and capital gains distributions	8,420	—	7	(78)
Net unrealized appreciation (depreciation) of investments	(19,895)	—	(7)	(335)
Net increase (decrease) in net assets resulting from operations	(11,732)	—	—	88
Changes from principal transactions:				
Total unit transactions	(10,271)	—	4	3,660
Increase (decrease) in net assets derived from principal transactions	(10,271)	—	4	3,660
Total increase (decrease) in net assets	(22,003)	—	4	3,748
Net assets at December 31, 2018	61,697	2	77	20,298
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(51)	—	(1)	643
Total realized gain (loss) on investments and capital gains distributions	5,392	—	9	215
Net unrealized appreciation (depreciation) of investments	7,416	—	21	1,096
Net increase (decrease) in net assets resulting from operations	12,757	—	29	1,954
Changes from principal transactions:				
Total unit transactions	(6,056)	1	(2)	3,371
Increase (decrease) in net assets derived from principal transactions	(6,056)	1	(2)	3,371
Total increase (decrease) in net assets	6,701	1	27	5,325
Net assets at December 31, 2019	$ 68,398	$ 3	$ 104	$ 25,623

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Metropolitan West Total Return Bond Fund - Class M Shares	MFS® International Intrinsic Value Fund - Class R3	MFS® New Discovery Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class Shares
Net assets at January 1, 2018	$ 21,142	$ 621	$ 107	$ 315
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	347	—	(1)	(3)
Total realized gain (loss) on investments and capital gains distributions	(180)	54	28	44
Net unrealized appreciation (depreciation) of investments	(360)	(125)	(42)	(77)
Net increase (decrease) in net assets resulting from operations	(193)	(71)	(15)	(36)
Changes from principal transactions:				
Total unit transactions	109	97	24	94
Increase (decrease) in net assets derived from principal transactions	109	97	24	94
Total increase (decrease) in net assets	(84)	26	9	58
Net assets at December 31, 2018	21,058	647	116	373
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	399	(1)	(2)	(4)
Total realized gain (loss) on investments and capital gains distributions	160	40	15	30
Net unrealized appreciation (depreciation) of investments	1,186	143	48	82
Net increase (decrease) in net assets resulting from operations	1,745	182	61	108
Changes from principal transactions:				
Total unit transactions	2,074	305	120	30
Increase (decrease) in net assets derived from principal transactions	2,074	305	120	30
Total increase (decrease) in net assets	3,819	487	181	138
Net assets at December 31, 2019	$ 24,877	$ 1,134	$ 297	$ 511

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Neuberger Berman Sustainable Equity Fund - Institutional Class Shares	Neuberger Berman Sustainable Equity Fund - Trust Class Shares	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4
Net assets at January 1, 2018	$ 2,449	$ 13,921	$ 2,010	$ 189,193
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	(99)	1	242
Total realized gain (loss) on investments and capital gains distributions	264	1,146	185	20,344
Net unrealized appreciation (depreciation) of investments	(469)	(1,948)	(309)	(33,459)
Net increase (decrease) in net assets resulting from operations	(185)	(901)	(123)	(12,873)
Changes from principal transactions:				
Total unit transactions	398	(789)	(175)	1,228
Increase (decrease) in net assets derived from principal transactions	398	(789)	(175)	1,228
Total increase (decrease) in net assets	213	(1,690)	(298)	(11,645)
Net assets at December 31, 2018	2,662	12,231	1,712	177,548
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	27	(67)	1	531
Total realized gain (loss) on investments and capital gains distributions	327	953	194	10,816
Net unrealized appreciation (depreciation) of investments	361	2,005	209	41,261
Net increase (decrease) in net assets resulting from operations	715	2,891	404	52,608
Changes from principal transactions:				
Total unit transactions	367	(914)	(890)	8,859
Increase (decrease) in net assets derived from principal transactions	367	(914)	(890)	8,859
Total increase (decrease) in net assets	1,082	1,977	(486)	61,467
Net assets at December 31, 2019	$ 3,744	$ 14,208	$ 1,226	$ 239,015

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I	Parnassus Core Equity Fund^{SM} - Investor Shares	Pax Sustainable Allocation Fund - Investor Class
Net assets at January 1, 2018	$ 1,038	$ 2,125	$ 31,131	$ 40,220
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	25	101	383
Total realized gain (loss) on investments and capital gains distributions	56	65	2,885	702
Net unrealized appreciation (depreciation) of investments	(216)	(266)	(3,335)	(2,983)
Net increase (decrease) in net assets resulting from operations	(153)	(176)	(349)	(1,898)
Changes from principal transactions:				
Total unit transactions	210	(183)	1,239	(2,411)
Increase (decrease) in net assets derived from principal transactions	210	(183)	1,239	(2,411)
Total increase (decrease) in net assets	57	(359)	890	(4,309)
Net assets at December 31, 2018	1,095	1,766	32,021	35,911
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	28	(4)	201
Total realized gain (loss) on investments and capital gains distributions	51	116	3,440	3,055
Net unrealized appreciation (depreciation) of investments	138	355	5,688	3,564
Net increase (decrease) in net assets resulting from operations	191	499	9,124	6,820
Changes from principal transactions:				
Total unit transactions	(516)	44	(1,484)	(2,379)
Increase (decrease) in net assets derived from principal transactions	(516)	44	(1,484)	(2,379)
Total increase (decrease) in net assets	(325)	543	7,640	4,441
Net assets at December 31, 2019	$ 770	$ 2,309	$ 39,661	$ 40,352

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO VIT Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y Shares	Pioneer High Yield Fund - Class A Shares
Net assets at January 1, 2018	$ 1,406	$ 81,690	$ 15,188	$ 799
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	62	1,255	234	34
Total realized gain (loss) on investments and capital gains distributions	(30)	(2,706)	608	(2)
Net unrealized appreciation (depreciation) of investments	(281)	(880)	(2,044)	(61)
Net increase (decrease) in net assets resulting from operations	(249)	(2,331)	(1,202)	(29)
Changes from principal transactions:				
Total unit transactions	205	(9,279)	(2,090)	(48)
Increase (decrease) in net assets derived from principal transactions	205	(9,279)	(2,090)	(48)
Total increase (decrease) in net assets	(44)	(11,610)	(3,292)	(77)
Net assets at December 31, 2018	1,362	70,080	11,896	722
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	43	592	148	33
Total realized gain (loss) on investments and capital gains distributions	(73)	(1,582)	278	(4)
Net unrealized appreciation (depreciation) of investments	183	6,144	2,189	65
Net increase (decrease) in net assets resulting from operations	153	5,154	2,615	94
Changes from principal transactions:				
Total unit transactions	46	(4,077)	(3,313)	(36)
Increase (decrease) in net assets derived from principal transactions	46	(4,077)	(3,313)	(36)
Total increase (decrease) in net assets	199	1,077	(698)	58
Net assets at December 31, 2019	$ 1,561	$ 71,157	$ 11,198	$ 780

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Pioneer Strategic Income Fund - Class A Shares	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	PGIM Jennison Utility Fund - Class Z
Net assets at January 1, 2018	$ 483	$ —	$ 20,189	$ 105
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	—	654	2
Total realized gain (loss) on investments and capital gains distributions	(1)	—	(669)	7
Net unrealized appreciation (depreciation) of investments	(26)	—	(672)	(8)
Net increase (decrease) in net assets resulting from operations	(14)	—	(687)	1
Changes from principal transactions:				
Total unit transactions	93	—	(4,675)	22
Increase (decrease) in net assets derived from principal transactions	93	—	(4,675)	22
Total increase (decrease) in net assets	79	—	(5,362)	23
Net assets at December 31, 2018	562	—	14,827	128
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	—	591	1
Total realized gain (loss) on investments and capital gains distributions	—	—	(351)	10
Net unrealized appreciation (depreciation) of investments	41	—	1,649	23
Net increase (decrease) in net assets resulting from operations	54	—	1,889	34
Changes from principal transactions:				
Total unit transactions	67	5	(1,385)	14
Increase (decrease) in net assets derived from principal transactions	67	5	(1,385)	14
Total increase (decrease) in net assets	121	5	504	48
Net assets at December 31, 2019	$ 683	$ 5	$ 15,331	$ 176

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Columbia Large Cap Value Fund - Advisor Class	Royce Total Return Fund - Service Class	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4
Net assets at January 1, 2018	$ 5	$ 3	$ 4,677	$ 23,121
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	85	—	15	(229)
Total realized gain (loss) on investments and capital gains distributions	661	—	544	1,885
Net unrealized appreciation (depreciation) of investments	(2,057)	(1)	(896)	(4,049)
Net increase (decrease) in net assets resulting from operations	(1,311)	(1)	(337)	(2,393)
Changes from principal transactions:				
Total unit transactions	9,637	1	554	(346)
Increase (decrease) in net assets derived from principal transactions	9,637	1	554	(346)
Total increase (decrease) in net assets	8,326	—	217	(2,739)
Net assets at December 31, 2018	8,331	3	4,894	20,382
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	84	—	12	(239)
Total realized gain (loss) on investments and capital gains distributions	345	—	425	1,313
Net unrealized appreciation (depreciation) of investments	1,998	—	812	5,010
Net increase (decrease) in net assets resulting from operations	2,427	—	1,249	6,084
Changes from principal transactions:				
Total unit transactions	401	3	(21)	886
Increase (decrease) in net assets derived from principal transactions	401	3	(21)	886
Total increase (decrease) in net assets	2,828	3	1,228	6,970
Net assets at December 31, 2019	$ 11,159	$ 6	$ 6,122	$ 27,352

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	T. Rowe Price Institutional Large-Cap Growth Fund	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N
Net assets at January 1, 2018	$ 25,083	$ 1,113	$ 418	$ 6,006
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	79	(1)	1	139
Total realized gain (loss) on investments and capital gains distributions	2,841	110	37	(83)
Net unrealized appreciation (depreciation) of investments	(2,137)	(205)	(84)	(87)
Net increase (decrease) in net assets resulting from operations	783	(96)	(46)	(31)
Changes from principal transactions:				
Total unit transactions	4,309	(229)	27	208
Increase (decrease) in net assets derived from principal transactions	4,309	(229)	27	208
Total increase (decrease) in net assets	5,092	(325)	(19)	177
Net assets at December 31, 2018	30,175	788	399	6,183
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	166	—	2	204
Total realized gain (loss) on investments and capital gains distributions	2,461	(33)	1	(52)
Net unrealized appreciation (depreciation) of investments	6,321	124	96	253
Net increase (decrease) in net assets resulting from operations	8,948	91	99	405
Changes from principal transactions:				
Total unit transactions	3,356	(652)	14	1,086
Increase (decrease) in net assets derived from principal transactions	3,356	(652)	14	1,086
Total increase (decrease) in net assets	12,304	(561)	113	1,491
Net assets at December 31, 2019	$ 42,479	$ 227	$ 512	$ 7,674

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class
Net assets at January 1, 2018	$ 495	$ 27,852	$ 127,026	$ 78
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	1,586	6,487	—
Total realized gain (loss) on investments and capital gains distributions	3	(786)	(2,529)	2
Net unrealized appreciation (depreciation) of investments	(89)	(546)	(3,571)	(15)
Net increase (decrease) in net assets resulting from operations	(78)	254	387	(13)
Changes from principal transactions:				
Total unit transactions	6	(3,605)	(9,081)	(23)
Increase (decrease) in net assets derived from principal transactions	6	(3,605)	(9,081)	(23)
Total increase (decrease) in net assets	(72)	(3,351)	(8,694)	(36)
Net assets at December 31, 2018	423	24,501	118,332	42
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	1,352	5,422	1
Total realized gain (loss) on investments and capital gains distributions	(8)	(823)	(3,455)	5
Net unrealized appreciation (depreciation) of investments	33	(407)	(2,037)	3
Net increase (decrease) in net assets resulting from operations	33	122	(70)	9
Changes from principal transactions:				
Total unit transactions	(104)	(2,093)	(15,107)	4
Increase (decrease) in net assets derived from principal transactions	(104)	(2,093)	(15,107)	4
Total increase (decrease) in net assets	(71)	(1,971)	(15,177)	13
Net assets at December 31, 2019	$ 352	$ 22,530	$ 103,155	$ 55

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Thornburg International Value Fund - Class R4	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Adviser Shares	Vanguard® Total Bond Market Index Fund - Admiral™ Shares
Net assets at January 1, 2018	$ 3	$ 10,377	13,321	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	232	(129)	—
Total realized gain (loss) on investments and capital gains distributions	—	1,483	(1,637)	—
Net unrealized appreciation (depreciation) of investments	(1)	(2,460)	213	—
Net increase (decrease) in net assets resulting from operations	(1)	(745)	(1,553)	—
Changes from principal transactions:				
Total unit transactions	—	2,390	1,507	—
Increase (decrease) in net assets derived from principal transactions	—	2,390	1,507	—
Total increase (decrease) in net assets	(1)	1,645	(46)	—
Net assets at December 31, 2018	2	12,022	13,275	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	276	(159)	1
Total realized gain (loss) on investments and capital gains distributions	—	944	218	—
Net unrealized appreciation (depreciation) of investments	1	2,128	5,349	—
Net increase (decrease) in net assets resulting from operations	1	3,348	5,408	1
Changes from principal transactions:				
Total unit transactions	(3)	1,879	218	156
Increase (decrease) in net assets derived from principal transactions	(3)	1,879	218	156
Total increase (decrease) in net assets	(2)	5,227	5,626	157
Net assets at December 31, 2019	$ —	$ 17,249	18,901	$ 157

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Vanguard® Total Bond Market Index Fund - Investor Shares	Vanguard® Total International Stock Index Fund - Admiral™ Shares	Vanguard® Total International Stock Index Fund - Investor Shares	Diversified Value Portfolio
Net assets at January 1, 2018	$ —	$ —	$ —	$ 120
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	2
Total realized gain (loss) on investments and capital gains distributions	—	—	—	6
Net unrealized appreciation (depreciation) of investments	—	—	—	(20)
Net increase (decrease) in net assets resulting from operations	—	—	—	(12)
Changes from principal transactions:				
Total unit transactions	—	—	—	4
Increase (decrease) in net assets derived from principal transactions	—	—	—	4
Total increase (decrease) in net assets	—	—	—	(8)
Net assets at December 31, 2018	—	—	—	112
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	3
Total realized gain (loss) on investments and capital gains distributions	—	—	—	17
Net unrealized appreciation (depreciation) of investments	—	1	—	5
Net increase (decrease) in net assets resulting from operations	—	1	—	25
Changes from principal transactions:				
Total unit transactions	—	14	—	(25)
Increase (decrease) in net assets derived from principal transactions	—	14	—	(25)
Total increase (decrease) in net assets	—	15	—	—
Net assets at December 31, 2019	$ —	$ 15	$ —	$ 112

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Equity Income Portfolio	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Established Value Fund - Class A
Net assets at January 1, 2018	$ 188	$ 46	$ 332	$ 3,525
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(1)	(1)	(9)
Total realized gain (loss) on investments and capital gains distributions	13	5	57	401
Net unrealized appreciation (depreciation) of investments	(28)	(10)	(151)	(948)
Net increase (decrease) in net assets resulting from operations	(13)	(6)	(95)	(556)
Changes from principal transactions:				
Total unit transactions	(6)	7	198	1,330
Increase (decrease) in net assets derived from principal transactions	(6)	7	198	1,330
Total increase (decrease) in net assets	(19)	1	103	774
Net assets at December 31, 2018	169	47	435	4,299
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	(1)	(2)	1
Total realized gain (loss) on investments and capital gains distributions	12	7	(66)	363
Net unrealized appreciation (depreciation) of investments	23	6	149	860
Net increase (decrease) in net assets resulting from operations	38	12	81	1,224
Changes from principal transactions:				
Total unit transactions	(26)	(3)	(227)	1,082
Increase (decrease) in net assets derived from principal transactions	(26)	(3)	(227)	1,082
Total increase (decrease) in net assets	12	9	(146)	2,306
Net assets at December 31, 2019	$ 181	$ 56	$ 289	$ 6,605

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A
Net assets at January 1, 2018	$ 53	$ 252,764	$ 131	$ 755
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	2,739	—	16
Total realized gain (loss) on investments and capital gains distributions	8	23,352	9	121
Net unrealized appreciation (depreciation) of investments	(9)	(44,041)	(16)	(204)
Net increase (decrease) in net assets resulting from operations	(1)	(17,950)	(7)	(67)
Changes from principal transactions:				
Total unit transactions	(44)	(26,130)	(64)	(10)
Increase (decrease) in net assets derived from principal transactions	(44)	(26,130)	(64)	(10)
Total increase (decrease) in net assets	(45)	(44,080)	(71)	(77)
Net assets at December 31, 2018	8	208,684	60	678
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	2,871	1	17
Total realized gain (loss) on investments and capital gains distributions	—	14,201	2	(78)
Net unrealized appreciation (depreciation) of investments	2	18,495	12	235
Net increase (decrease) in net assets resulting from operations	2	35,567	15	174
Changes from principal transactions:				
Total unit transactions	(2)	(22,823)	(17)	(125)
Increase (decrease) in net assets derived from principal transactions	(2)	(22,823)	(17)	(125)
Total increase (decrease) in net assets	—	12,744	(2)	49
Net assets at December 31, 2019	$ 8	$ 221,428	$ 58	$ 727

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Floating Rate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I
Net assets at January 1, 2018	$ 775	$ 2,981	$ 815	$ 455,985
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	52	41	20	11,843
Total realized gain (loss) on investments and capital gains distributions	(5)	(58)	(3)	1,784
Net unrealized appreciation (depreciation) of investments	(102)	11	(25)	(20,378)
Net increase (decrease) in net assets resulting from operations	(55)	(6)	(8)	(6,751)
Changes from principal transactions:				
Total unit transactions	1,598	(436)	29	(44,780)
Increase (decrease) in net assets derived from principal transactions	1,598	(436)	29	(44,780)
Total increase (decrease) in net assets	1,543	(442)	21	(51,531)
Net assets at December 31, 2018	2,318	2,539	836	404,454
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	132	45	22	10,269
Total realized gain (loss) on investments and capital gains distributions	(23)	(19)	5	1,471
Net unrealized appreciation (depreciation) of investments	37	85	46	22,731
Net increase (decrease) in net assets resulting from operations	146	111	73	34,471
Changes from principal transactions:				
Total unit transactions	1,107	(178)	(53)	(13,378)
Increase (decrease) in net assets derived from principal transactions	1,107	(178)	(53)	(13,378)
Total increase (decrease) in net assets	1,253	(67)	20	21,093
Net assets at December 31, 2019	$ 3,571	$ 2,472	$ 856	$ 425,547

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class
Net assets at January 1, 2018	$ 2,627	$ 2,388	$ 39	$ 39,407
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	73	43	2	2,005
Total realized gain (loss) on investments and capital gains distributions	(25)	72	(1)	(617)
Net unrealized appreciation (depreciation) of investments	(82)	(303)	(3)	(2,709)
Net increase (decrease) in net assets resulting from operations	(34)	(188)	(2)	(1,321)
Changes from principal transactions:				
Total unit transactions	(490)	(256)	4	(2,768)
Increase (decrease) in net assets derived from principal transactions	(490)	(256)	4	(2,768)
Total increase (decrease) in net assets	(524)	(444)	2	(4,089)
Net assets at December 31, 2018	2,103	1,944	41	35,318
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	59	56	1	2,873
Total realized gain (loss) on investments and capital gains distributions	(1)	123	(1)	(578)
Net unrealized appreciation (depreciation) of investments	127	166	5	4,705
Net increase (decrease) in net assets resulting from operations	185	345	5	7,000
Changes from principal transactions:				
Total unit transactions	(97)	126	(18)	62,878
Increase (decrease) in net assets derived from principal transactions	(97)	126	(18)	62,878
Total increase (decrease) in net assets	88	471	(13)	69,878
Net assets at December 31, 2019	$ 2,191	$ 2,415	$ 28	$ 105,196

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class
Net assets at January 1, 2018	$ 21,758	$ 143	$ 535,736	$ 11,802
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	990	—	(1,336)	6
Total realized gain (loss) on investments and capital gains distributions	(325)	20	89,433	1,948
Net unrealized appreciation (depreciation) of investments	(1,539)	(18)	(97,421)	(2,247)
Net increase (decrease) in net assets resulting from operations	(874)	2	(9,324)	(293)
Changes from principal transactions:				
Total unit transactions	(1,003)	(67)	(42,826)	1,185
Increase (decrease) in net assets derived from principal transactions	(1,003)	(67)	(42,826)	1,185
Total increase (decrease) in net assets	(1,877)	(65)	(52,150)	892
Net assets at December 31, 2018	19,881	78	483,586	12,694
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	592	—	(1,173)	(18)
Total realized gain (loss) on investments and capital gains distributions	(596)	14	98,080	1,167
Net unrealized appreciation (depreciation) of investments	2,094	9	51,450	1,194
Net increase (decrease) in net assets resulting from operations	2,090	23	148,357	2,343
Changes from principal transactions:				
Total unit transactions	(21,562)	(18)	(33,429)	(9,107)
Increase (decrease) in net assets derived from principal transactions	(21,562)	(18)	(33,429)	(9,107)
Total increase (decrease) in net assets	(19,472)	5	114,928	(6,764)
Net assets at December 31, 2019	$ 409	$ 83	$ 598,514	$ 5,930

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class
Net assets at January 1, 2018	$ 21	$ 335,852	$ 1,692	$ 11
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	3,046	16	—
Total realized gain (loss) on investments and capital gains distributions	3	49,749	163	—
Net unrealized appreciation (depreciation) of investments	(4)	(78,500)	(299)	—
Net increase (decrease) in net assets resulting from operations	(1)	(25,705)	(120)	—
Changes from principal transactions:				
Total unit transactions	(5)	(42,287)	(331)	4
Increase (decrease) in net assets derived from principal transactions	(5)	(42,287)	(331)	4
Total increase (decrease) in net assets	(6)	(67,992)	(451)	4
Net assets at December 31, 2018	15	267,860	1,241	15
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	3,252	14	—
Total realized gain (loss) on investments and capital gains distributions	1	28,471	91	—
Net unrealized appreciation (depreciation) of investments	2	29,787	179	—
Net increase (decrease) in net assets resulting from operations	3	61,510	284	—
Changes from principal transactions:				
Total unit transactions	(2)	(25,681)	(294)	(10)
Increase (decrease) in net assets derived from principal transactions	(2)	(25,681)	(294)	(10)
Total increase (decrease) in net assets	1	35,829	(10)	(10)
Net assets at December 31, 2019	$ 16	$ 303,689	$ 1,231	$ 5

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class
Net assets at January 1, 2018	$ 29,429	$ 32	$ 81,417	$ 42
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	369	—	3,309	1
Total realized gain (loss) on investments and capital gains distributions	2,006	—	2,312	4
Net unrealized appreciation (depreciation) of investments	(3,913)	(1)	(12,593)	(8)
Net increase (decrease) in net assets resulting from operations	(1,538)	(1)	(6,972)	(3)
Changes from principal transactions:				
Total unit transactions	388	(11)	(10,102)	(4)
Increase (decrease) in net assets derived from principal transactions	388	(11)	(10,102)	(4)
Total increase (decrease) in net assets	(1,150)	(12)	(17,074)	(7)
Net assets at December 31, 2018	28,279	20	64,343	35
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	388	—	1,462	1
Total realized gain (loss) on investments and capital gains distributions	2,050	—	1,300	—
Net unrealized appreciation (depreciation) of investments	6,427	1	12,144	9
Net increase (decrease) in net assets resulting from operations	8,865	1	14,906	10
Changes from principal transactions:				
Total unit transactions	2,165	(9)	(4,657)	(1)
Increase (decrease) in net assets derived from principal transactions	2,165	(9)	(4,657)	(1)
Total increase (decrease) in net assets	11,030	(8)	10,249	9
Net assets at December 31, 2019	$ 39,309	$ 12	$ 74,592	$ 44

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class
Net assets at January 1, 2018	$ 1,820	$ 53,192	$ 32,904	$ 33,274
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	32	778	383	146
Total realized gain (loss) on investments and capital gains distributions	250	8,168	2,695	3,731
Net unrealized appreciation (depreciation) of investments	(422)	(12,959)	(7,467)	(8,262)
Net increase (decrease) in net assets resulting from operations	(140)	(4,013)	(4,389)	(4,385)
Changes from principal transactions:				
Total unit transactions	(261)	(11,436)	(1,187)	(2,816)
Increase (decrease) in net assets derived from principal transactions	(261)	(11,436)	(1,187)	(2,816)
Total increase (decrease) in net assets	(401)	(15,449)	(5,576)	(7,201)
Net assets at December 31, 2018	1,419	37,743	27,328	26,073
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	488	651	404
Total realized gain (loss) on investments and capital gains distributions	82	1,797	1,534	1,609
Net unrealized appreciation (depreciation) of investments	268	7,595	4,130	3,817
Net increase (decrease) in net assets resulting from operations	371	9,880	6,315	5,830
Changes from principal transactions:				
Total unit transactions	(234)	(2,999)	(4,635)	(3,717)
Increase (decrease) in net assets derived from principal transactions	(234)	(2,999)	(4,635)	(3,717)
Total increase (decrease) in net assets	137	6,881	1,680	2,113
Net assets at December 31, 2019	$ 1,556	$ 44,624	$ 29,008	$ 28,186

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class
Net assets at January 1, 2018	$ 202	$ 16,078	$ 28,556	$ 46
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(45)	(115)	—
Total realized gain (loss) on investments and capital gains distributions	2	161	115	8
Net unrealized appreciation (depreciation) of investments	(35)	(2,799)	(5,020)	(11)
Net increase (decrease) in net assets resulting from operations	(33)	(2,683)	(5,020)	(3)
Changes from principal transactions:				
Total unit transactions	(18)	(2,040)	(3,147)	(19)
Increase (decrease) in net assets derived from principal transactions	(18)	(2,040)	(3,147)	(19)
Total increase (decrease) in net assets	(51)	(4,723)	(8,167)	(22)
Net assets at December 31, 2018	151	11,355	20,389	24
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(133)	(233)	—
Total realized gain (loss) on investments and capital gains distributions	12	961	1,568	—
Net unrealized appreciation (depreciation) of investments	35	2,560	4,768	6
Net increase (decrease) in net assets resulting from operations	46	3,388	6,103	6
Changes from principal transactions:				
Total unit transactions	(7)	(446)	(397)	(27)
Increase (decrease) in net assets derived from principal transactions	(7)	(446)	(397)	(27)
Total increase (decrease) in net assets	39	2,942	5,706	(21)
Net assets at December 31, 2019	$ 190	$ 14,297	$ 26,095	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class
Net assets at January 1, 2018	$ 45,257	$ 33,973	$ 39	$ 479
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	76	(228)	—	4
Total realized gain (loss) on investments and capital gains distributions	6,129	4,803	3	28
Net unrealized appreciation (depreciation) of investments	(11,443)	(8,700)	(2)	(27)
Net increase (decrease) in net assets resulting from operations	(5,238)	(4,125)	1	5
Changes from principal transactions:				
Total unit transactions	1,696	649	(40)	(186)
Increase (decrease) in net assets derived from principal transactions	1,696	649	(40)	(186)
Total increase (decrease) in net assets	(3,542)	(3,476)	(39)	(181)
Net assets at December 31, 2018	41,715	30,497	—	298
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	338	(113)	—	3
Total realized gain (loss) on investments and capital gains distributions	11,817	9,118	—	18
Net unrealized appreciation (depreciation) of investments	(1,383)	(1,264)	—	48
Net increase (decrease) in net assets resulting from operations	10,772	7,741	—	69
Changes from principal transactions:				
Total unit transactions	(1,783)	810	1	(4)
Increase (decrease) in net assets derived from principal transactions	(1,783)	810	1	(4)
Total increase (decrease) in net assets	8,989	8,551	1	65
Net assets at December 31, 2019	$ 50,704	$ 39,048	$ 1	$ 363

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class
Net assets at January 1, 2018	$ 316,392	$ 827,633	$ 1,125	$ 106,982
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6,645	10,055	13	1,337
Total realized gain (loss) on investments and capital gains distributions	25,957	77,286	136	17,667
Net unrealized appreciation (depreciation) of investments	(32,110)	(90,426)	(237)	(29,042)
Net increase (decrease) in net assets resulting from operations	492	(3,085)	(88)	(10,038)
Changes from principal transactions:				
Total unit transactions	9,685	(18,329)	(234)	(6,775)
Increase (decrease) in net assets derived from principal transactions	9,685	(18,329)	(234)	(6,775)
Total increase (decrease) in net assets	10,177	(21,414)	(322)	(16,813)
Net assets at December 31, 2018	326,569	806,219	803	90,169
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5,193	5,293	17	1,728
Total realized gain (loss) on investments and capital gains distributions	22,565	56,781	210	25,777
Net unrealized appreciation (depreciation) of investments	53,272	127,178	(26)	(5,327)
Net increase (decrease) in net assets resulting from operations	81,030	189,252	201	22,178
Changes from principal transactions:				
Total unit transactions	23,938	35,319	(62)	(6,807)
Increase (decrease) in net assets derived from principal transactions	23,938	35,319	(62)	(6,807)
Total increase (decrease) in net assets	104,968	224,571	139	15,371
Net assets at December 31, 2019	$ 431,537	$ 1,030,790	$ 942	$ 105,540

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class
Net assets at January 1, 2018	$ 98	$ 8,970	$ 704	$ 5,690
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	61	14	86
Total realized gain (loss) on investments and capital gains distributions	1	476	(6)	(376)
Net unrealized appreciation (depreciation) of investments	(17)	(1,815)	(100)	(502)
Net increase (decrease) in net assets resulting from operations	(15)	(1,278)	(92)	(792)
Changes from principal transactions:				
Total unit transactions	8	(735)	(92)	(848)
Increase (decrease) in net assets derived from principal transactions	8	(735)	(92)	(848)
Total increase (decrease) in net assets	(7)	(2,013)	(184)	(1,640)
Net assets at December 31, 2018	91	6,957	520	4,050
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(20)	20	112
Total realized gain (loss) on investments and capital gains distributions	10	636	(101)	(943)
Net unrealized appreciation (depreciation) of investments	12	1,184	74	811
Net increase (decrease) in net assets resulting from operations	22	1,800	(7)	(20)
Changes from principal transactions:				
Total unit transactions	(17)	(299)	(513)	(4,030)
Increase (decrease) in net assets derived from principal transactions	(17)	(299)	(513)	(4,030)
Total increase (decrease) in net assets	5	1,501	(520)	(4,050)
Net assets at December 31, 2019	$ 96	$ 8,458	$ —	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Government Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class I
Net assets at January 1, 2018	$ 219,152	$ 54	$ 388	$ 1,543
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,913	2	2	5
Total realized gain (loss) on investments and capital gains distributions	37	6	57	164
Net unrealized appreciation (depreciation) of investments	—	(13)	(134)	(610)
Net increase (decrease) in net assets resulting from operations	1,950	(5)	(75)	(441)
Changes from principal transactions:				
Total unit transactions	16,473	2	(53)	300
Increase (decrease) in net assets derived from principal transactions	16,473	2	(53)	300
Total increase (decrease) in net assets	18,423	(3)	(128)	(141)
Net assets at December 31, 2018	237,575	51	260	1,402
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,947	3	4	18
Total realized gain (loss) on investments and capital gains distributions	179	6	8	(185)
Net unrealized appreciation (depreciation) of investments	—	3	43	456
Net increase (decrease) in net assets resulting from operations	3,126	12	55	289
Changes from principal transactions:				
Total unit transactions	7,916	(5)	(68)	(330)
Increase (decrease) in net assets derived from principal transactions	7,916	(5)	(68)	(330)
Total increase (decrease) in net assets	11,042	7	(13)	(41)
Net assets at December 31, 2019	$ 248,617	$ 58	$ 247	$ 1,361

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Initial Class
Net assets at January 1, 2018	$ 267	$ 76,778	$ 559	$ 10,973
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	2,107	11	86
Total realized gain (loss) on investments and capital gains distributions	—	(1,255)	9	51
Net unrealized appreciation (depreciation) of investments	(16)	(3,076)	(31)	(778)
Net increase (decrease) in net assets resulting from operations	(8)	(2,224)	(11)	(641)
Changes from principal transactions:				
Total unit transactions	16	(4,080)	(192)	737
Increase (decrease) in net assets derived from principal transactions	16	(4,080)	(192)	737
Total increase (decrease) in net assets	8	(6,304)	(203)	96
Net assets at December 31, 2018	275	70,474	356	11,069
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	1,366	8	84
Total realized gain (loss) on investments and capital gains distributions	5	564	10	437
Net unrealized appreciation (depreciation) of investments	9	2,718	8	1,278
Net increase (decrease) in net assets resulting from operations	20	4,648	26	1,799
Changes from principal transactions:				
Total unit transactions	9	(5,142)	121	(646)
Increase (decrease) in net assets derived from principal transactions	9	(5,142)	121	(646)
Total increase (decrease) in net assets	29	(494)	147	1,153
Net assets at December 31, 2019	$ 304	$ 69,980	$ 503	$ 12,222

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service 2 Class
Net assets at January 1, 2018	$ 4,336	$ 4,318	$ 12,725	$ 2,373
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	30	72	6
Total realized gain (loss) on investments and capital gains distributions	(9)	98	246	59
Net unrealized appreciation (depreciation) of investments	(171)	(409)	(1,574)	(196)
Net increase (decrease) in net assets resulting from operations	(165)	(281)	(1,256)	(131)
Changes from principal transactions:				
Total unit transactions	(1,644)	281	3,434	(728)
Increase (decrease) in net assets derived from principal transactions	(1,644)	281	3,434	(728)
Total increase (decrease) in net assets	(1,809)	—	2,178	(859)
Net assets at December 31, 2018	2,527	4,318	14,903	1,514
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	49	112	14
Total realized gain (loss) on investments and capital gains distributions	170	217	375	101
Net unrealized appreciation (depreciation) of investments	166	560	2,611	222
Net increase (decrease) in net assets resulting from operations	361	826	3,098	337
Changes from principal transactions:				
Total unit transactions	(1,029)	913	658	119
Increase (decrease) in net assets derived from principal transactions	(1,029)	913	658	119
Total increase (decrease) in net assets	(668)	1,739	3,756	456
Net assets at December 31, 2019	$ 1,859	$ 6,057	$ 18,659	$ 1,970

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Service Class
Net assets at January 1, 2018	$ 5,806	$ 14,017	$ 2,783	$ 3,154
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	47	7	13
Total realized gain (loss) on investments and capital gains distributions	125	207	86	94
Net unrealized appreciation (depreciation) of investments	(657)	(1,580)	(280)	(477)
Net increase (decrease) in net assets resulting from operations	(502)	(1,326)	(187)	(370)
Changes from principal transactions:				
Total unit transactions	819	1,300	(740)	869
Increase (decrease) in net assets derived from principal transactions	819	1,300	(740)	869
Total increase (decrease) in net assets	317	(26)	(927)	499
Net assets at December 31, 2018	6,123	13,991	1,856	3,653
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	60	79	21	31
Total realized gain (loss) on investments and capital gains distributions	275	666	148	184
Net unrealized appreciation (depreciation) of investments	1,092	2,395	310	708
Net increase (decrease) in net assets resulting from operations	1,427	3,140	479	923
Changes from principal transactions:				
Total unit transactions	1,375	29	410	526
Increase (decrease) in net assets derived from principal transactions	1,375	29	410	526
Total increase (decrease) in net assets	2,802	3,169	889	1,449
Net assets at December 31, 2019	$ 8,925	$ 17,160	$ 2,745	$ 5,102

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution Income Portfolio - Initial Class
Net assets at January 1, 2018	$ 4,069	$ 1,296	$ 2,038	$ 4,533
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	4	2	41
Total realized gain (loss) on investments and capital gains distributions	181	54	73	137
Net unrealized appreciation (depreciation) of investments	(696)	(175)	(309)	(333)
Net increase (decrease) in net assets resulting from operations	(500)	(117)	(234)	(155)
Changes from principal transactions:				
Total unit transactions	1,634	(27)	431	(646)
Increase (decrease) in net assets derived from principal transactions	1,634	(27)	431	(646)
Total increase (decrease) in net assets	1,134	(144)	197	(801)
Net assets at December 31, 2018	5,203	1,152	2,235	3,732
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22	10	10	35
Total realized gain (loss) on investments and capital gains distributions	421	83	141	122
Net unrealized appreciation (depreciation) of investments	782	205	436	224
Net increase (decrease) in net assets resulting from operations	1,225	298	587	381
Changes from principal transactions:				
Total unit transactions	731	168	713	(739)
Increase (decrease) in net assets derived from principal transactions	731	168	713	(739)
Total increase (decrease) in net assets	1,956	466	1,300	(358)
Net assets at December 31, 2019	$ 7,159	$ 1,618	$ 3,535	$ 3,374

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Index Solution Income Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Service Class	Voya International High Dividend Low Volatility Portfolio - Adviser Class	Voya International High Dividend Low Volatility Portfolio - Initial Class
Net assets at January 1, 2018	$ 1,245	$ 990	$ 238	$ 91,104
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	15	3	952
Total realized gain (loss) on investments and capital gains distributions	39	26	3	3,244
Net unrealized appreciation (depreciation) of investments	(92)	(78)	(41)	(17,441)
Net increase (decrease) in net assets resulting from operations	(45)	(37)	(35)	(13,245)
Changes from principal transactions:				
Total unit transactions	(220)	(5)	(13)	(8,790)
Increase (decrease) in net assets derived from principal transactions	(220)	(5)	(13)	(8,790)
Total increase (decrease) in net assets	(265)	(42)	(48)	(22,035)
Net assets at December 31, 2018	980	948	190	69,069
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	13	2	834
Total realized gain (loss) on investments and capital gains distributions	31	26	20	6,825
Net unrealized appreciation (depreciation) of investments	59	76	6	2,704
Net increase (decrease) in net assets resulting from operations	99	115	28	10,363
Changes from principal transactions:				
Total unit transactions	(343)	51	(21)	(5,965)
Increase (decrease) in net assets derived from principal transactions	(343)	51	(21)	(5,965)
Total increase (decrease) in net assets	(244)	166	7	4,398
Net assets at December 31, 2019	$ 736	$ 1,114	$ 197	$ 73,467

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya International High Dividend Low Volatility Portfolio - Service Class	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service 2 Class
Net assets at January 1, 2018	$ 196	$ 501	$ 8,717	$ 8,664
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	7	129	86
Total realized gain (loss) on investments and capital gains distributions	12	18	342	132
Net unrealized appreciation (depreciation) of investments	(33)	(55)	(1,034)	(759)
Net increase (decrease) in net assets resulting from operations	(20)	(30)	(563)	(541)
Changes from principal transactions:				
Total unit transactions	(98)	(14)	412	(269)
Increase (decrease) in net assets derived from principal transactions	(98)	(14)	412	(269)
Total increase (decrease) in net assets	(118)	(44)	(151)	(810)
Net assets at December 31, 2018	78	457	8,566	7,854
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	7	172	88
Total realized gain (loss) on investments and capital gains distributions	—	31	566	462
Net unrealized appreciation (depreciation) of investments	9	35	834	660
Net increase (decrease) in net assets resulting from operations	10	73	1,572	1,210
Changes from principal transactions:				
Total unit transactions	(29)	(62)	1,061	(2,330)
Increase (decrease) in net assets derived from principal transactions	(29)	(62)	1,061	(2,330)
Total increase (decrease) in net assets	(19)	11	2,633	(1,120)
Net assets at December 31, 2019	$ 59	$ 468	$ 11,199	$ 6,734

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service 2 Class
Net assets at January 1, 2018	$ 145,817	$ 460	$ 6,878	$ 12,339
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,512	5	95	117
Total realized gain (loss) on investments and capital gains distributions	5,551	21	239	342
Net unrealized appreciation (depreciation) of investments	(15,931)	(66)	(1,062)	(1,547)
Net increase (decrease) in net assets resulting from operations	(8,868)	(40)	(728)	(1,088)
Changes from principal transactions:				
Total unit transactions	(12,875)	(19)	1,536	(87)
Increase (decrease) in net assets derived from principal transactions	(12,875)	(19)	1,536	(87)
Total increase (decrease) in net assets	(21,743)	(59)	808	(1,175)
Net assets at December 31, 2018	124,074	401	7,686	11,164
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,810	7	166	141
Total realized gain (loss) on investments and capital gains distributions	6,731	35	721	406
Net unrealized appreciation (depreciation) of investments	11,821	41	868	1,613
Net increase (decrease) in net assets resulting from operations	20,362	83	1,755	2,160
Changes from principal transactions:				
Total unit transactions	(9,195)	(9)	2,203	(1,986)
Increase (decrease) in net assets derived from principal transactions	(9,195)	(9)	2,203	(1,986)
Total increase (decrease) in net assets	11,167	74	3,958	174
Net assets at December 31, 2019	$ 135,241	$ 475	$ 11,644	$ 11,338

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service 2 Class
Net assets at January 1, 2018	$ 156,617	$ 29	$ 6,333	$ 5,732
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,291	—	67	31
Total realized gain (loss) on investments and capital gains distributions	7,987	1	482	270
Net unrealized appreciation (depreciation) of investments	(22,808)	(4)	(1,269)	(939)
Net increase (decrease) in net assets resulting from operations	(13,530)	(3)	(720)	(638)
Changes from principal transactions:				
Total unit transactions	(8,979)	(11)	583	85
Increase (decrease) in net assets derived from principal transactions	(8,979)	(11)	583	85
Total increase (decrease) in net assets	(22,509)	(14)	(137)	(553)
Net assets at December 31, 2018	134,108	15	6,196	5,179
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,888	—	114	40
Total realized gain (loss) on investments and capital gains distributions	10,660	2	710	501
Net unrealized appreciation (depreciation) of investments	14,608	2	697	538
Net increase (decrease) in net assets resulting from operations	27,156	4	1,521	1,079
Changes from principal transactions:				
Total unit transactions	(6,454)	(1)	985	(1,244)
Increase (decrease) in net assets derived from principal transactions	(6,454)	(1)	985	(1,244)
Total increase (decrease) in net assets	20,702	3	2,506	(165)
Net assets at December 31, 2019	$ 154,810	$ 18	$ 8,702	$ 5,014

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Service Class
Net assets at January 1, 2018	$ 122,145	$ 2,039	$ 1,429	$ 25,364
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	578	18	6	79
Total realized gain (loss) on investments and capital gains distributions	7,377	138	88	860
Net unrealized appreciation (depreciation) of investments	(19,754)	(430)	(289)	(3,751)
Net increase (decrease) in net assets resulting from operations	(11,799)	(274)	(195)	(2,812)
Changes from principal transactions:				
Total unit transactions	(15,398)	515	347	(124)
Increase (decrease) in net assets derived from principal transactions	(15,398)	515	347	(124)
Total increase (decrease) in net assets	(27,197)	241	152	(2,936)
Net assets at December 31, 2018	94,948	2,280	1,581	22,428
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,098	32	8	209
Total realized gain (loss) on investments and capital gains distributions	7,666	272	208	2,210
Net unrealized appreciation (depreciation) of investments	12,571	314	145	3,058
Net increase (decrease) in net assets resulting from operations	21,335	618	361	5,477
Changes from principal transactions:				
Total unit transactions	(2,359)	1,131	(250)	2,533
Increase (decrease) in net assets derived from principal transactions	(2,359)	1,131	(250)	2,533
Total increase (decrease) in net assets	18,976	1,749	111	8,010
Net assets at December 31, 2019	$ 113,924	$ 4,029	$ 1,692	$ 30,438

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service 2 Class
Net assets at January 1, 2018	$ 6,414	$ 836	$ 8,750	$ 4,736
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	41	15	191	59
Total realized gain (loss) on investments and capital gains distributions	61	22	268	160
Net unrealized appreciation (depreciation) of investments	(547)	(66)	(732)	(375)
Net increase (decrease) in net assets resulting from operations	(445)	(29)	(273)	(156)
Changes from principal transactions:				
Total unit transactions	(920)	(22)	(573)	(889)
Increase (decrease) in net assets derived from principal transactions	(920)	(22)	(573)	(889)
Total increase (decrease) in net assets	(1,365)	(51)	(846)	(1,045)
Net assets at December 31, 2018	5,049	785	7,904	3,691
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	61	19	209	65
Total realized gain (loss) on investments and capital gains distributions	228	18	211	121
Net unrealized appreciation (depreciation) of investments	600	60	551	232
Net increase (decrease) in net assets resulting from operations	889	97	971	418
Changes from principal transactions:				
Total unit transactions	(152)	(27)	(460)	(789)
Increase (decrease) in net assets derived from principal transactions	(152)	(27)	(460)	(789)
Total increase (decrease) in net assets	737	70	511	(371)
Net assets at December 31, 2019	$ 5,786	$ 855	$ 8,415	$ 3,320

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class
Net assets at January 1, 2018	$ 55,737	$ 7,396	$ 73	$ 39,257
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	755	68	1	302
Total realized gain (loss) on investments and capital gains distributions	1,796	19	6	3,208
Net unrealized appreciation (depreciation) of investments	(4,378)	(423)	(14)	(9,210)
Net increase (decrease) in net assets resulting from operations	(1,827)	(336)	(7)	(5,700)
Changes from principal transactions:				
Total unit transactions	(10,522)	(901)	(27)	(407)
Increase (decrease) in net assets derived from principal transactions	(10,522)	(901)	(27)	(407)
Total increase (decrease) in net assets	(12,349)	(1,237)	(34)	(6,107)
Net assets at December 31, 2018	43,388	6,159	39	33,150
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	778	65	—	330
Total realized gain (loss) on investments and capital gains distributions	1,417	75	4	1,903
Net unrealized appreciation (depreciation) of investments	2,683	726	7	6,903
Net increase (decrease) in net assets resulting from operations	4,878	866	11	9,136
Changes from principal transactions:				
Total unit transactions	(9,825)	629	1	(7,642)
Increase (decrease) in net assets derived from principal transactions	(9,825)	629	1	(7,642)
Total increase (decrease) in net assets	(4,947)	1,495	12	1,494
Net assets at December 31, 2019	$ 38,441	$ 7,654	$ 51	$ 34,644

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class
Net assets at January 1, 2018	$ 73,631	$ 393	$ 130,478	$ 14,546
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	140	(1)	(1,239)	(18)
Total realized gain (loss) on investments and capital gains distributions	7,347	72	19,416	1,971
Net unrealized appreciation (depreciation) of investments	(17,753)	(70)	(21,914)	(3,150)
Net increase (decrease) in net assets resulting from operations	(10,266)	1	(3,737)	(1,197)
Changes from principal transactions:				
Total unit transactions	(5,871)	(117)	(4,578)	(2,162)
Increase (decrease) in net assets derived from principal transactions	(5,871)	(117)	(4,578)	(2,162)
Total increase (decrease) in net assets	(16,137)	(116)	(8,315)	(3,359)
Net assets at December 31, 2018	57,494	277	122,163	11,187
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	269	(1)	(1,315)	99
Total realized gain (loss) on investments and capital gains distributions	3,817	160	70,658	4,232
Net unrealized appreciation (depreciation) of investments	11,958	(58)	(25,590)	(985)
Net increase (decrease) in net assets resulting from operations	16,044	101	43,753	3,346
Changes from principal transactions:				
Total unit transactions	(5,712)	(27)	(9,833)	(1,364)
Increase (decrease) in net assets derived from principal transactions	(5,712)	(27)	(9,833)	(1,364)
Total increase (decrease) in net assets	10,332	74	33,920	1,982
Net assets at December 31, 2019	$ 67,826	$ 351	$ 156,083	$ 13,169

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class
Net assets at January 1, 2018	$ 167	$ 7,003	$ 438	$ 68,978
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(43)	2	174
Total realized gain (loss) on investments and capital gains distributions	23	940	91	5,130
Net unrealized appreciation (depreciation) of investments	(50)	(2,137)	(134)	(13,595)
Net increase (decrease) in net assets resulting from operations	(28)	(1,240)	(41)	(8,291)
Changes from principal transactions:				
Total unit transactions	(14)	(277)	(169)	(6,511)
Increase (decrease) in net assets derived from principal transactions	(14)	(277)	(169)	(6,511)
Total increase (decrease) in net assets	(42)	(1,517)	(210)	(14,802)
Net assets at December 31, 2018	125	5,486	228	54,176
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(31)	4	782
Total realized gain (loss) on investments and capital gains distributions	19	630	60	16,216
Net unrealized appreciation (depreciation) of investments	6	407	(11)	(4,556)
Net increase (decrease) in net assets resulting from operations	25	1,006	53	12,442
Changes from principal transactions:				
Total unit transactions	(5)	(717)	(21)	(6,465)
Increase (decrease) in net assets derived from principal transactions	(5)	(717)	(21)	(6,465)
Total increase (decrease) in net assets	20	289	32	5,977
Net assets at December 31, 2019	$ 145	$ 5,775	$ 260	$ 60,153

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® Invesco Oppenheimer Global Portfolio - Adviser Class
Net assets at January 1, 2018	$ 1,561	$ 326,650	$ 1,649	$ 453
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	2,839	15	4
Total realized gain (loss) on investments and capital gains distributions	76	31,725	98	89
Net unrealized appreciation (depreciation) of investments	(249)	(64,708)	(241)	(139)
Net increase (decrease) in net assets resulting from operations	(156)	(30,144)	(128)	(46)
Changes from principal transactions:				
Total unit transactions	(59)	(36,895)	(352)	(188)
Increase (decrease) in net assets derived from principal transactions	(59)	(36,895)	(352)	(188)
Total increase (decrease) in net assets	(215)	(67,039)	(480)	(234)
Net assets at December 31, 2018	1,346	259,611	1,169	219
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	18	2,872	12	(1)
Total realized gain (loss) on investments and capital gains distributions	64	24,938	21	46
Net unrealized appreciation (depreciation) of investments	167	19,382	158	21
Net increase (decrease) in net assets resulting from operations	249	47,192	191	66
Changes from principal transactions:				
Total unit transactions	(108)	(25,298)	(299)	(19)
Increase (decrease) in net assets derived from principal transactions	(108)	(25,298)	(299)	(19)
Total increase (decrease) in net assets	141	21,894	(108)	47
Net assets at December 31, 2019	$ 1,487	$ 281,505	$ 1,061	$ 266

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	VY® Invesco Oppenheimer Global Portfolio - Initial Class	VY® Invesco Oppenheimer Global Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class
Net assets at January 1, 2018	$ 649,773	$ 1,667	$ 351	$ 24,121
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,266	5	2	130
Total realized gain (loss) on investments and capital gains distributions	65,751	193	34	1,508
Net unrealized appreciation (depreciation) of investments	(153,054)	(420)	(74)	(4,469)
Net increase (decrease) in net assets resulting from operations	(84,037)	(222)	(38)	(2,831)
Changes from principal transactions:				
Total unit transactions	(53,042)	(83)	(69)	(1,928)
Increase (decrease) in net assets derived from principal transactions	(53,042)	(83)	(69)	(1,928)
Total increase (decrease) in net assets	(137,079)	(305)	(107)	(4,759)
Net assets at December 31, 2018	512,694	1,362	244	19,362
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,014)	(13)	1	83
Total realized gain (loss) on investments and capital gains distributions	108,975	327	27	2,156
Net unrealized appreciation (depreciation) of investments	41,996	96	31	2,463
Net increase (decrease) in net assets resulting from operations	147,957	410	59	4,702
Changes from principal transactions:				
Total unit transactions	(57,257)	(14)	(33)	(2,801)
Increase (decrease) in net assets derived from principal transactions	(57,257)	(14)	(33)	(2,801)
Total increase (decrease) in net assets	90,700	396	26	1,901
Net assets at December 31, 2019	$ 603,394	$ 1,758	$ 270	$ 21,263

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
Net assets at January 1, 2018	$ 70,926	$ 39,046	$ 416	$ 331
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	62	1,699	11	(1)
Total realized gain (loss) on investments and capital gains distributions	7,456	(292)	8	40
Net unrealized appreciation (depreciation) of investments	(15,882)	(2,709)	(27)	(50)
Net increase (decrease) in net assets resulting from operations	(8,364)	(1,302)	(8)	(11)
Changes from principal transactions:				
Total unit transactions	(7,911)	(1,273)	(209)	(28)
Increase (decrease) in net assets derived from principal transactions	(7,911)	(1,273)	(209)	(28)
Total increase (decrease) in net assets	(16,275)	(2,575)	(217)	(39)
Net assets at December 31, 2018	54,651	36,471	199	292
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(33)	1,092	6	—
Total realized gain (loss) on investments and capital gains distributions	6,587	(904)	—	45
Net unrealized appreciation (depreciation) of investments	6,370	3,255	13	61
Net increase (decrease) in net assets resulting from operations	12,924	3,443	19	106
Changes from principal transactions:				
Total unit transactions	(7,560)	(39,914)	(218)	(10)
Increase (decrease) in net assets derived from principal transactions	(7,560)	(39,914)	(218)	(10)
Total increase (decrease) in net assets	5,364	(36,471)	(199)	96
Net assets at December 31, 2019	$ 60,015	$ —	$ —	$ 388

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class
Net assets at January 1, 2018	$ 456,024	$ 1,378	$ 1,656	$ 469,719
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,871)	(10)	(5)	(3,266)
Total realized gain (loss) on investments and capital gains distributions	53,763	146	312	94,835
Net unrealized appreciation (depreciation) of investments	(65,594)	(192)	(284)	(99,760)
Net increase (decrease) in net assets resulting from operations	(15,702)	(56)	23	(8,191)
Changes from principal transactions:				
Total unit transactions	(36,865)	(116)	(751)	(12,241)
Increase (decrease) in net assets derived from principal transactions	(36,865)	(116)	(751)	(12,241)
Total increase (decrease) in net assets	(52,567)	(172)	(728)	(20,432)
Net assets at December 31, 2018	403,457	1,206	928	449,287
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,559)	(8)	(4)	(3,642)
Total realized gain (loss) on investments and capital gains distributions	62,242	172	257	130,331
Net unrealized appreciation (depreciation) of investments	81,160	253	13	4,143
Net increase (decrease) in net assets resulting from operations	139,843	417	266	130,832
Changes from principal transactions:				
Total unit transactions	(28,225)	(364)	(124)	(23,333)
Increase (decrease) in net assets derived from principal transactions	(28,225)	(364)	(124)	(23,333)
Total increase (decrease) in net assets	111,618	53	142	107,499
Net assets at December 31, 2019	$ 515,075	$ 1,259	$ 1,070	$ 556,786

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Service Class	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2018	$ 3,994	$ 5,878	$ 28,660	$ 72,444
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(22)	70	480	735
Total realized gain (loss) on investments and capital gains distributions	674	763	1,170	4,191
Net unrealized appreciation (depreciation) of investments	(704)	(1,344)	(3,031)	(11,163)
Net increase (decrease) in net assets resulting from operations	(52)	(511)	(1,381)	(6,237)
Changes from principal transactions:				
Total unit transactions	(535)	872	(952)	(5,289)
Increase (decrease) in net assets derived from principal transactions	(535)	872	(952)	(5,289)
Total increase (decrease) in net assets	(587)	361	(2,333)	(11,526)
Net assets at December 31, 2018	3,407	6,239	26,327	60,918
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23)	80	492	1,088
Total realized gain (loss) on investments and capital gains distributions	702	731	1,654	8,653
Net unrealized appreciation (depreciation) of investments	248	880	1,457	3,178
Net increase (decrease) in net assets resulting from operations	927	1,691	3,603	12,919
Changes from principal transactions:				
Total unit transactions	(1,090)	(95)	421	(2,104)
Increase (decrease) in net assets derived from principal transactions	(1,090)	(95)	421	(2,104)
Total increase (decrease) in net assets	(163)	1,596	4,024	10,815
Net assets at December 31, 2019	$ 3,244	$ 7,835	$ 30,351	$ 71,733

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S
Net assets at January 1, 2018	$ 64,749	$ 1,456	$ 1,266,962	$ 355
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	851	14	7,980	—
Total realized gain (loss) on investments and capital gains distributions	3,380	146	165,837	4
Net unrealized appreciation (depreciation) of investments	(8,412)	(228)	(233,905)	(21)
Net increase (decrease) in net assets resulting from operations	(4,181)	(68)	(60,088)	(17)
Changes from principal transactions:				
Total unit transactions	(5,813)	(117)	(136,992)	(148)
Increase (decrease) in net assets derived from principal transactions	(5,813)	(117)	(136,992)	(148)
Total increase (decrease) in net assets	(9,994)	(185)	(197,080)	(165)
Net assets at December 31, 2018	54,755	1,271	1,069,882	190
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,068	13	5,990	1
Total realized gain (loss) on investments and capital gains distributions	6,334	154	153,369	22
Net unrealized appreciation (depreciation) of investments	2,274	180	118,985	27
Net increase (decrease) in net assets resulting from operations	9,676	347	278,344	50
Changes from principal transactions:				
Total unit transactions	(3,937)	(81)	(133,135)	(4)
Increase (decrease) in net assets derived from principal transactions	(3,937)	(81)	(133,135)	(4)
Total increase (decrease) in net assets	5,739	266	145,209	46
Net assets at December 31, 2019	$ 60,494	$ 1,537	$ 1,215,091	$ 236

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S
Net assets at January 1, 2018	$ 90,478	$ 12,878	$ 377,022	$ 201
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,734	399	1,674	1
Total realized gain (loss) on investments and capital gains distributions	1,227	223	45,504	22
Net unrealized appreciation (depreciation) of investments	(12,904)	(1,817)	(75,567)	(38)
Net increase (decrease) in net assets resulting from operations	(7,943)	(1,195)	(28,389)	(15)
Changes from principal transactions:				
Total unit transactions	(7,611)	(1,047)	(14,075)	(5)
Increase (decrease) in net assets derived from principal transactions	(7,611)	(1,047)	(14,075)	(5)
Total increase (decrease) in net assets	(15,554)	(2,242)	(42,464)	(20)
Net assets at December 31, 2018	74,924	10,636	334,558	181
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,612	158	1,831	2
Total realized gain (loss) on investments and capital gains distributions	4,654	692	49,137	31
Net unrealized appreciation (depreciation) of investments	9,064	1,195	39,659	19
Net increase (decrease) in net assets resulting from operations	15,330	2,045	90,627	52
Changes from principal transactions:				
Total unit transactions	(3,452)	(1,083)	(38,208)	(26)
Increase (decrease) in net assets derived from principal transactions	(3,452)	(1,083)	(38,208)	(26)
Total increase (decrease) in net assets	11,878	962	52,419	26
Net assets at December 31, 2019	$ 86,802	$ 11,598	$ 386,977	$ 207

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S
Net assets at January 1, 2018	$ 357,140	$ 71	$ 154,397	$ 193
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	379	1	(171)	—
Total realized gain (loss) on investments and capital gains distributions	52,000	8	27,664	32
Net unrealized appreciation (depreciation) of investments	(100,818)	(19)	(45,837)	(56)
Net increase (decrease) in net assets resulting from operations	(48,439)	(10)	(18,344)	(24)
Changes from principal transactions:				
Total unit transactions	(36,930)	(2)	(13,277)	(14)
Increase (decrease) in net assets derived from principal transactions	(36,930)	(2)	(13,277)	(14)
Total increase (decrease) in net assets	(85,369)	(12)	(31,621)	(38)
Net assets at December 31, 2018	271,771	59	122,776	155
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,113	1	17	—
Total realized gain (loss) on investments and capital gains distributions	36,584	7	28,228	33
Net unrealized appreciation (depreciation) of investments	29,078	8	(4,444)	(2)
Net increase (decrease) in net assets resulting from operations	66,775	16	23,801	31
Changes from principal transactions:				
Total unit transactions	(28,021)	(16)	(13,863)	(21)
Increase (decrease) in net assets derived from principal transactions	(28,021)	(16)	(13,863)	(21)
Total increase (decrease) in net assets	38,754	—	9,938	10
Net assets at December 31, 2019	$ 310,525	$ 59	$ 132,714	$ 165

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S
Net assets at January 1, 2018	$ 41,414	$ 10	$ 63,047	$ 1,474
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	777	—	(4)	6
Total realized gain (loss) on investments and capital gains distributions	963	—	5,762	144
Net unrealized appreciation (depreciation) of investments	(8,040)	(2)	(7,580)	(199)
Net increase (decrease) in net assets resulting from operations	(6,300)	(2)	(1,822)	(49)
Changes from principal transactions:				
Total unit transactions	2,082	(1)	5,329	246
Increase (decrease) in net assets derived from principal transactions	2,082	(1)	5,329	246
Total increase (decrease) in net assets	(4,218)	(3)	3,507	197
Net assets at December 31, 2018	37,196	7	66,554	1,671
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	838	—	(72)	3
Total realized gain (loss) on investments and capital gains distributions	243	—	6,581	186
Net unrealized appreciation (depreciation) of investments	6,270	1	16,432	415
Net increase (decrease) in net assets resulting from operations	7,351	1	22,941	604
Changes from principal transactions:				
Total unit transactions	(639)	1	7,704	403
Increase (decrease) in net assets derived from principal transactions	(639)	1	7,704	403
Total increase (decrease) in net assets	6,712	2	30,645	1,007
Net assets at December 31, 2019	$ 43,908	$ 9	$ 97,199	$ 2,678

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net assets at January 1, 2018	$ 123,610	$ 441	$ 672	$ 16,042
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,097	2	7	154
Total realized gain (loss) on investments and capital gains distributions	3,752	18	39	844
Net unrealized appreciation (depreciation) of investments	(11,036)	(40)	(95)	(2,239)
Net increase (decrease) in net assets resulting from operations	(6,187)	(20)	(49)	(1,241)
Changes from principal transactions:				
Total unit transactions	12,765	2	(65)	181
Increase (decrease) in net assets derived from principal transactions	12,765	2	(65)	181
Total increase (decrease) in net assets	6,578	(18)	(114)	(1,060)
Net assets at December 31, 2018	130,188	423	558	14,982
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,331	3	7	197
Total realized gain (loss) on investments and capital gains distributions	10,287	42	56	899
Net unrealized appreciation (depreciation) of investments	28,469	77	61	2,641
Net increase (decrease) in net assets resulting from operations	40,087	122	124	3,737
Changes from principal transactions:				
Total unit transactions	7,701	(56)	(146)	914
Increase (decrease) in net assets derived from principal transactions	7,701	(56)	(146)	914
Total increase (decrease) in net assets	47,788	66	(22)	4,651
Net assets at December 31, 2019	$ 177,976	$ 489	$ 536	$ 19,633

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I
Net assets at January 1, 2018	$ 16,225	$ 159,494	$ 70,922	$ 178,760
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(102)	1,129	180	(673)
Total realized gain (loss) on investments and capital gains distributions	2,608	19,565	4,658	34,113
Net unrealized appreciation (depreciation) of investments	(3,541)	(36,153)	(14,394)	(58,417)
Net increase (decrease) in net assets resulting from operations	(1,035)	(15,459)	(9,556)	(24,977)
Changes from principal transactions:				
Total unit transactions	180	(3,471)	6,090	(25,901)
Increase (decrease) in net assets derived from principal transactions	180	(3,471)	6,090	(25,901)
Total increase (decrease) in net assets	(855)	(18,930)	(3,466)	(50,878)
Net assets at December 31, 2018	15,370	140,564	67,456	127,882
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(83)	1,344	221	(799)
Total realized gain (loss) on investments and capital gains distributions	2,325	27,455	7,494	17,624
Net unrealized appreciation (depreciation) of investments	2,887	12,140	9,006	13,237
Net increase (decrease) in net assets resulting from operations	5,129	40,939	16,721	30,062
Changes from principal transactions:				
Total unit transactions	358	2,289	5,349	(16,500)
Increase (decrease) in net assets derived from principal transactions	358	2,289	5,349	(16,500)
Total increase (decrease) in net assets	5,487	43,228	22,070	13,562
Net assets at December 31, 2019	$ 20,857	$ 183,792	$ 89,526	$ 141,444

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S
Net assets at January 1, 2018	$ 146	$ 15,746	$ 255,230	$ 1,104
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	231	(2,165)	(6)
Total realized gain (loss) on investments and capital gains distributions	23	(179)	25,486	104
Net unrealized appreciation (depreciation) of investments	(48)	(235)	(43,328)	(187)
Net increase (decrease) in net assets resulting from operations	(26)	(183)	(20,007)	(89)
Changes from principal transactions:				
Total unit transactions	9	886	(9,166)	(7)
Increase (decrease) in net assets derived from principal transactions	9	886	(9,166)	(7)
Total increase (decrease) in net assets	(17)	703	(29,173)	(96)
Net assets at December 31, 2018	129	16,449	226,057	1,008
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	286	(1,452)	(5)
Total realized gain (loss) on investments and capital gains distributions	21	30	27,601	118
Net unrealized appreciation (depreciation) of investments	12	945	35,727	155
Net increase (decrease) in net assets resulting from operations	32	1,261	61,876	268
Changes from principal transactions:				
Total unit transactions	7	2,421	(21,007)	(195)
Increase (decrease) in net assets derived from principal transactions	7	2,421	(21,007)	(195)
Total increase (decrease) in net assets	39	3,682	40,869	73
Net assets at December 31, 2019	$ 168	$ 20,131	$ 266,926	$ 1,081

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select
Net assets at January 1, 2018	$ 69,587	$ 109	$ 46,316	$ 71,676
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(664)	—	566	(522)
Total realized gain (loss) on investments and capital gains distributions	12,422	15	4,042	3,490
Net unrealized appreciation (depreciation) of investments	(22,828)	(35)	(12,691)	(11,004)
Net increase (decrease) in net assets resulting from operations	(11,070)	(20)	(8,083)	(8,036)
Changes from principal transactions:				
Total unit transactions	(2,740)	15	(2,940)	(9,559)
Increase (decrease) in net assets derived from principal transactions	(2,740)	15	(2,940)	(9,559)
Total increase (decrease) in net assets	(13,810)	(5)	(11,023)	(17,595)
Net assets at December 31, 2018	55,777	104	35,293	54,081
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(602)	—	26	(505)
Total realized gain (loss) on investments and capital gains distributions	6,533	7	1,731	1,268
Net unrealized appreciation (depreciation) of investments	7,455	20	7,944	13,670
Net increase (decrease) in net assets resulting from operations	13,386	27	9,701	14,433
Changes from principal transactions:				
Total unit transactions	(4,931)	(32)	(3,995)	(7,079)
Increase (decrease) in net assets derived from principal transactions	(4,931)	(32)	(3,995)	(7,079)
Total increase (decrease) in net assets	8,455	(5)	5,706	7,354
Net assets at December 31, 2019	$ 64,232	$ 99	$ 40,999	$ 61,435

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Wanger USA	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Small Cap Value Fund - Class A
Net assets at January 1, 2018	$ 79,557	$ 2,965	$ 191,542	$ 131
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(554)	25	1,625	(1)
Total realized gain (loss) on investments and capital gains distributions	16,768	199	15,148	21
Net unrealized appreciation (depreciation) of investments	(18,674)	(318)	(24,668)	(45)
Net increase (decrease) in net assets resulting from operations	(2,460)	(94)	(7,895)	(25)
Changes from principal transactions:				
Total unit transactions	374	(387)	5,914	(1)
Increase (decrease) in net assets derived from principal transactions	374	(387)	5,914	(1)
Total increase (decrease) in net assets	(2,086)	(481)	(1,981)	(26)
Net assets at December 31, 2018	77,471	2,484	189,561	105
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(433)	16	1,839	(1)
Total realized gain (loss) on investments and capital gains distributions	9,337	294	18,473	(41)
Net unrealized appreciation (depreciation) of investments	14,022	108	25,513	57
Net increase (decrease) in net assets resulting from operations	22,926	418	45,825	15
Changes from principal transactions:				
Total unit transactions	(4,653)	(1,753)	(2,333)	(120)
Increase (decrease) in net assets derived from principal transactions	(4,653)	(1,753)	(2,333)	(120)
Total increase (decrease) in net assets	18,273	(1,335)	43,492	(105)
Net assets at December 31, 2019	$ 95,744	$ 1,149	$ 233,053	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	Wells Fargo Small Company Growth Fund - Administrator Class	Wells Fargo Small Company Value Fund - Class A	Wells Fargo Special Small Cap Value Fund - Class A
Net assets at January 1, 2018	$ 636	$ —	$ 127,478
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(47)	—	(829)
Total realized gain (loss) on investments and capital gains distributions	569	—	12,796
Net unrealized appreciation (depreciation) of investments	(1,704)	—	(28,991)
Net increase (decrease) in net assets resulting from operations	(1,182)	—	(17,024)
Changes from principal transactions:			
Total unit transactions	6,554	—	(10,650)
Increase (decrease) in net assets derived from principal transactions	6,554	—	(10,650)
Total increase (decrease) in net assets	5,372	—	(27,674)
Net assets at December 31, 2018	6,008	—	99,804
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(76)	1	(300)
Total realized gain (loss) on investments and capital gains distributions	326	—	6,937
Net unrealized appreciation (depreciation) of investments	1,208	10	19,158
Net increase (decrease) in net assets resulting from operations	1,458	11	25,795
Changes from principal transactions:			
Total unit transactions	(390)	117	(7,310)
Increase (decrease) in net assets derived from principal transactions	(390)	117	(7,310)
Total increase (decrease) in net assets	1,068	128	18,485
Net assets at December 31, 2019	$ 7,076	$ 128	$ 118,289

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

1. Organization

Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account") was established by ("VRIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

At December 31, 2019, the Account had 315 investment divisions (the "Divisions"), 170 of which invest in independently managed mutual funds and 145 of which invest in mutual funds managed by an affiliate, Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts ("the Trusts").

The Divisions with asset balances at December 31, 2019 and related Trusts are as follows:

AB Relative Value Fund, Inc.:	**AIM Equity Funds:**
AB Relative Value Fund - Class A	Invesco Oppenheimer Main Street Fund - Class A
AB Variable Products Series Fund, Inc.:	**AIM Growth Series:**
AB VPS Growth and Income Portfolio - Class A	Invesco Mid Cap Core Equity Fund - Class A
Aberdeen Funds:	Invesco Small Cap Growth Fund - Class A
Aberdeen International Equity Fund - Institutional Class	**AIM International Mutual Funds:**
AIM Counselor Series Trust:	Invesco International Growth Fund - Class R5
Invesco Floating Rate Fund - Class R5	Invesco Oppenheimer International Growth Fund - Class Y
Invesco Oppenheimer Capital Appreciation Fund - Class A	Invesco Oppenheimer International Small-Mid Company Fund - Class Y

AIM Investment Funds:

Invesco Endeavor Fund - Class A

Invesco Health Care Fund - Investor Class

Invesco Oppenheimer Developing Markets Fund - Class A

Invesco Oppenheimer Developing Markets Fund - Class Y

Invesco Oppenheimer International Bond Fund - Class A

AIM Investment Securities Funds:

Invesco High Yield Fund - Class R5

AIM Sector Funds:

Invesco American Value Fund - Class R5

Invesco Energy Fund - Class R5

Invesco Oppenheimer Gold & Special Minerals Fund - Class A

Invesco Small Cap Value Fund - Class A

AIM Variable Insurance Funds:

Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I

Invesco Oppenheimer V.I. Global Fund - Series I

Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I

Invesco Oppenheimer V.I. Main Street Fund - Series I

Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I

Invesco V.I. American Franchise Fund - Series I

Invesco V.I. Core Equity Fund - Series I

Alger Funds II:

Alger Responsible Investing Fund - Class A

Alger Funds:

Alger Capital Appreciation Fund - Class A

Allianz Funds:

AllianzGI NFJ Dividend Value Fund - Class A

AllianzGI NFJ Large-Cap Value Fund - Institutional Class

AllianzGI NFJ Small-Cap Value Fund - Class A

Amana Mutual Funds Trust:

Amana Growth Fund - Investor Class

Amana Income Fund - Investor Class

American Balanced Fund®, Inc.:

American Balanced Fund® - Class R-3

American Beacon Funds:

American Beacon Small Cap Value Fund - Investor Class

American Century Government Income Trust:

Inflation-Adjusted Bond Fund - Investor Class

American Century Quantitative Equity Funds, Inc.:

Income & Growth Fund - A Class

American Funds® Fundamental Investors:

Fundamental Investors℠ - Class R-3

Fundamental Investors℠ - Class R-4

American Mutual Fund®:

American Mutual Fund® - Class R-4

AMG Funds IV:

AMG Managers Fairpointe Mid Cap Fund - Class N

Ariel Investment Trust:

Ariel Appreciation Fund - Investor Class

Ariel Fund - Investor Class

Artisan Funds, Inc.:

Artisan International Fund - Investor Shares

BlackRock Equity Dividend Fund:

BlackRock Equity Dividend Fund - Investor A Shares

BlackRock Funds℠:

BlackRock Health Sciences Opportunities Portfolio - Institutional Shares

BlackRock Health Sciences Opportunities Portfolio - Investor A Shares

BlackRock Mid Cap Dividend Series, Inc.:

BlackRock Mid Cap Dividend Fund - Institutional Shares

BlackRock Mid Cap Dividend Fund - Investor A Shares

Bond Fund of America℠, Inc.:

Bond Fund of America℠ - Class R-4

Calvert Responsible Index Series, Inc.:

Calvert US Large-Cap Core Responsible Index Fund - Class A

Calvert Variable Series, Inc.:

Calvert VP SRI Balanced Portfolio

Capital Income Builder®, Inc.:

Capital Income Builder® - Class R-4

Capital World Growth & Income Fund℠, Inc.:

Capital World Growth & Income Fund℠ - Class R-3

Cohen & Steers Real Estate Securities Fund, Inc.:

Cohen & Steers Real Estate Securities Fund, Inc. - Class A

Cohen & Steers Realty Shares, Inc.:

Cohen & Steers Realty Shares, Inc.

Columbia Funds Series Trust:

Columbia Select Mid Cap Value Fund - Class A Shares

Columbia Select Mid Cap Value Fund - Institutional Class

Columbia℠ Acorn® Trust:

Columbia℠ Acorn® Fund - Class A Shares

Columbia℠ Acorn® Fund - Institutional Class

CRM Mutual Fund Trust:

CRM Mid Cap Value Fund - Investor Shares

Davis Series, Inc.:

Davis Financial Fund - Class Y

Delaware Small Cap Value Fund - Class A

Delaware Group® Equity Funds V:

Delaware Smid Cap Growth Fund - Institutional Class

Deutsche DWS Investment Trust:

DWS Small Cap Growth Fund - Class S

Deutsche DWS Investments VIT Funds:

DWS Equity 500 Index Fund - Class S

DFA Investment Dimensions Group, Inc.:

DFA Emerging Markets Core Equity Portfolio - Institutional Class Shares

DFA Inflation-Protected Securities Portfolio - Institutional Class Shares

DFA U.S. Targeted Value Portfolio - Institutional Class Shares

Dodge & Cox Funds:

Dodge & Cox International Stock Fund

Dodge & Cox Stock Fund

Eaton Vance Special Investment Trust:

Eaton Vance Large-Cap Value Fund - Class R Shares

EuroPacific Growth Fund®:

EuroPacific Growth Fund® - Class R-3

EuroPacific Growth Fund® - Class R-4

Federated International Leaders Fund:

Federated International Leaders Fund - Institutional Shares

Fidelity® Contrafund®:

Fidelity Advisor® New Insights Fund - Class I

Fidelity® Variable Insurance Products II:

Fidelity® VIP Contrafund® Portfolio - Initial Class

Fidelity® VIP Index 500 Portfolio - Initial Class

Fidelity® Variable Insurance Products V:

Fidelity® VIP Asset Manager Portfolio - Initial Class

Fidelity® Variable Insurance Products:

Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® VIP Growth Portfolio - Initial Class

Fidelity® VIP High Income Portfolio - Initial Class

Fidelity® VIP Overseas Portfolio - Initial Class

Franklin Mutual Series Fund, Inc.:

Franklin Mutual Global Discovery Fund - Class R

Franklin Strategic Series:

Franklin Biotechnology Discovery Fund - Advisor Class

Franklin Natural Resources Fund - Advisor Class

Franklin Small-Mid Cap Growth Fund - Class A

Franklin Templeton Variable Insurance Products Trust:

Franklin Small Cap Value VIP Fund - Class 2

Goldman Sachs Trust:

Goldman Sachs Growth Opportunities Fund - Investor Shares

Growth Fund of America®, Inc.:

Growth Fund of America® - Class R-3

Growth Fund of America® - Class R-4

Hartford Mutual Funds, Inc.:

The Hartford Capital Appreciation Fund - Class R4

The Hartford Dividend And Growth Fund - Class R4

The Hartford International Opportunities Fund - Class R4

Income Fund of America®:

Income Fund of America® - Class R-3

Ivy Funds, Inc.:

Ivy Science and Technology Fund - Class Y

Janus Aspen Series:

Janus Henderson Balanced Portfolio - Institutional Shares

Janus Henderson Enterprise Portfolio - Institutional Shares

Janus Henderson Flexible Bond Portfolio - Institutional Shares

Janus Henderson Global Research Portfolio - Institutional Shares

Janus Henderson Research Portfolio - Institutional Shares

JPMorgan Trust II:

JPMorgan Equity Income Fund - Class I Shares

JPMorgan Government Bond Fund - Class I Shares

Lazard Funds, Inc.:

Lazard International Equity Portfolio - Open Shares

Legg Mason Partners Equity Trust:

ClearBridge Aggressive Growth Fund - Class I

LKCM Funds:

LKCM Aquinas Catholic Equity Fund

Loomis Sayles Funds I:

Loomis Sayles Small Cap Value Fund - Retail Class

Loomis Sayles Funds II:

Loomis Sayles Limited Term Government and Agency Fund - Class Y

Lord Abbett Developing Growth Fund, Inc.:

Lord Abbett Developing Growth Fund - Class A

Lord Abbett Investment Trust:

Lord Abbett Core Fixed Income Fund - Class A

Lord Abbett Short Duration Income Fund - Class R4

Lord Abbett Mid Cap Stock Fund, Inc.:

Lord Abbett Mid Cap Stock Fund - Class A

Lord Abbett Research Fund, Inc.:

Lord Abbett Small Cap Value Fund - Class A

Lord Abbett Securities Trust:

Lord Abbett Fundamental Equity Fund - Class A

Lord Abbett Series Fund, Inc.:

Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC

MainStay Funds:

Mainstay Large Cap Growth Fund - Class R3

Massachusetts Investors Growth Stock Fund:

Massachusetts Investors Growth Stock Fund - Class A

Metropolitan West Funds:

Metropolitan West Total Return Bond Fund - Class I Shares

Metropolitan West Total Return Bond Fund - Class M Shares

MFS® Series Trust X:

MFS® International Intrinsic Value Fund - Class R3

MFS® New Discovery Fund - Class R3

Neuberger Berman Equity Funds®:

Neuberger Berman Genesis Fund - Trust Class Shares

Neuberger Berman Sustainable Equity Fund - Institutional Class Shares

Neuberger Berman Sustainable Equity Fund - Trust Class Shares

New Perspective Fund®:

New Perspective Fund® - Class R-3

New Perspective Fund® - Class R-4

New World Fund, Inc.®:

New World Fund® - Class R-4

Nuveen Investment Funds, Inc.:

Nuveen Global Infrastructure Fund - Class I

Parnassus Income Funds:

Parnassus Core Equity Fund^{SM} - Investor Shares

Pax World Funds Series Trust I:

Pax Sustainable Allocation Fund - Investor Class

PIMCO Funds:

PIMCO CommodityRealReturn Strategy Fund® - Administrative Class

PIMCO Variable Insurance Trust:

PIMCO VIT Real Return Portfolio - Administrative Class

Pioneer Equity Income Fund:

Pioneer Equity Income Fund - Class Y Shares

Pioneer High Yield Fund:

Pioneer High Yield Fund - Class A Shares

Pioneer Strategic Income Fund:

Pioneer Strategic Income Fund - Class A Shares

Pioneer Variable Contracts Trust:

Pioneer Equity Income VCT Portfolio - Class I

Pioneer High Yield VCT Portfolio - Class I

Prudential Sector Funds, Inc.:

PGIM Jennison Utility Fund - Class Z

RiverSource Investment Series, Inc.:

Columbia Large Cap Value Fund - Advisor Class

Royce Fund:

Royce Total Return Fund - Service Class

Schwartz Investment Trust:

Ave Maria Rising Dividend Fund

SmallCap World Fund, Inc.:

SMALLCAP World Fund® - Class R-4

T. Rowe Price Investment Services, Inc.:

T. Rowe Price Institutional Large-Cap Growth Fund

T. Rowe Price Mid-Cap Value Fund, Inc.:

T. Rowe Price Mid-Cap Value Fund - R Class

T. Rowe Price Value Fund, Inc.:

T. Rowe Price Value Fund - Advisor Class

TCW Funds Inc:

TCW Total Return Bond Fund - Class N

Templeton Funds, Inc.:

Templeton Foreign Fund - Class A

Templeton Income Trust:

Templeton Global Bond Fund - Advisor Class

Templeton Global Bond Fund - Class A

Third Avenue Trust:

Third Avenue Real Estate Value Fund - Institutional Class

Touchstone Strategic Trust:

Touchstone Value Fund - Institutional Class

USAA Investment Trust:

USAA Precious Metals and Minerals Fund - Adviser Shares

Vanguard® Bond Index Funds:

Vanguard® Total Bond Market Index Fund - Admiral™ Shares

Vanguard® Total International Stock Index Fund - Admiral™ Shares

Vanguard® Whitehall Funds:

Diversified Value Portfolio

Equity Income Portfolio

Small Company Growth Portfolio

Victory Portfolios:

Victory Integrity Small-Cap Value Fund - Class Y

Victory Sycamore Established Value Fund - Class A

Victory Sycamore Small Company Opportunity Fund - Class R

Voya Balanced Portfolio, Inc.:

Voya Balanced Portfolio - Class I

Voya Equity Trust:

Voya Large Cap Value Fund - Class A

Voya Real Estate Fund - Class A

Voya Funds Trust:

Voya Floating Rate Fund - Class A

Voya GNMA Income Fund - Class A

Voya Intermediate Bond Fund - Class A

Voya Intermediate Bond Portfolio:

Voya Intermediate Bond Portfolio - Class I

Voya Intermediate Bond Portfolio - Class S

Voya Investors Trust:

Voya Global Perspectives® Portfolio - Class I

Voya High Yield Portfolio - Adviser Class

Voya High Yield Portfolio - Institutional Class

Voya High Yield Portfolio - Service Class

Voya Large Cap Growth Portfolio - Adviser Class

Voya Large Cap Growth Portfolio - Institutional Class

Voya Large Cap Growth Portfolio - Service Class

Voya Large Cap Value Portfolio - Adviser Class

Voya Large Cap Value Portfolio - Institutional Class

Voya Large Cap Value Portfolio - Service Class

Voya Limited Maturity Bond Portfolio - Adviser Class

Voya U.S. Stock Index Portfolio - Institutional Class

VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class

VY® Clarion Global Real Estate Portfolio - Institutional Class

VY® Clarion Real Estate Portfolio - Adviser Class

VY® Clarion Real Estate Portfolio - Institutional Class

VY® Clarion Real Estate Portfolio - Service Class

VY® Invesco Growth and Income Portfolio - Institutional Class

VY® Invesco Growth and Income Portfolio - Service Class

VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class

VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Voya Investors Trust (continued):

VY® JPMorgan Emerging Markets Equity Portfolio - Service Class

VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class

VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service Class

VY® Morgan Stanley Global Franchise Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Adviser Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Adviser Class

VY® T. Rowe Price International Stock Portfolio - Service Class

Voya Money Market Portfolio:

Voya Government Money Market Portfolio - Class I

Voya Mutual Funds:

Voya Global Real Estate Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class I

Voya Partners, Inc.:

Voya Global Bond Portfolio - Adviser Class

Voya Global Bond Portfolio - Initial Class

Voya Global Bond Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Initial Class

Voya Index Solution 2025 Portfolio - Service 2 Class

Voya Index Solution 2025 Portfolio - Service Class

Voya Index Solution 2035 Portfolio - Initial Class

Voya Index Solution 2035 Portfolio - Service 2 Class

Voya Index Solution 2035 Portfolio - Service Class

Voya Index Solution 2045 Portfolio - Initial Class

Voya Index Solution 2045 Portfolio - Service 2 Class

Voya Index Solution 2045 Portfolio - Service Class

Voya Index Solution 2055 Portfolio - Initial Class

Voya Index Solution 2055 Portfolio - Service 2 Class

Voya Index Solution 2055 Portfolio - Service Class

Voya Index Solution Income Portfolio - Initial Class

Voya Index Solution Income Portfolio - Service 2 Class

Voya Partners, Inc.continued):

Voya International High Dividend Low Volatility Portfolio - Adviser Class

Voya International High Dividend Low Volatility Portfolio - Initial Class

Voya International High Dividend Low Volatility Portfolio - Service Class

Voya Solution 2025 Portfolio - Adviser Class

Voya Solution 2025 Portfolio - Initial Class

Voya Solution 2025 Portfolio - Service 2 Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2035 Portfolio - Adviser Class

Voya Solution 2035 Portfolio - Initial Class

Voya Solution 2035 Portfolio - Service 2 Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2045 Portfolio - Adviser Class

Voya Solution 2045 Portfolio - Initial Class

Voya Solution 2045 Portfolio - Service 2 Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution 2055 Portfolio - Initial Class

Voya Solution 2055 Portfolio - Service 2 Class

Voya Solution 2055 Portfolio - Service Class

Voya Solution Balanced Portfolio - Service Class

Voya Solution Income Portfolio - Adviser Class

Voya Solution Income Portfolio - Initial Class

Voya Solution Income Portfolio - Service 2 Class

Voya Solution Income Portfolio - Service Class

Voya Solution Moderately Conservative Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Adviser Class

VY® American Century Small-Mid Cap Value Portfolio - Initial Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Adviser Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Adviser Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Invesco Comstock Portfolio - Adviser Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Adviser Class

VY® Invesco Equity and Income Portfolio - Initial Class

Voya Index Solution Income Portfolio - Service Class

Voya Partners, Inc.(continued):

VY® Invesco Oppenheimer Global Portfolio - Adviser Class

VY® Invesco Oppenheimer Global Portfolio - Initial Class

VY® Invesco Oppenheimer Global Portfolio - Service Class

VY® JPMorgan Mid Cap Value Portfolio - Adviser Class

VY® JPMorgan Mid Cap Value Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

VY® T. Rowe Price Growth Equity Portfolio - Adviser Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

Voya Series Fund, Inc.:

Voya Corporate Leaders 100 Fund - Class I

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:

Voya Growth and Income Portfolio - Class A

Voya Growth and Income Portfolio - Class I

Voya Growth and Income Portfolio - Class S

Voya Variable Portfolios, Inc.:

Voya Global Equity Portfolio - Class I

Voya Global Equity Portfolio - Class S

Voya Index Plus LargeCap Portfolio - Class I

Voya Index Plus LargeCap Portfolio - Class S

Voya Index Plus MidCap Portfolio - Class I

Voya Index Plus MidCap Portfolio - Class S

Voya Index Plus SmallCap Portfolio - Class I

Voya Index Plus SmallCap Portfolio - Class S

VY® Invesco Equity and Income Portfolio - Service Class

Voya Variable Portfolios, Inc.(continued):

Voya International Index Portfolio - Class I

Voya International Index Portfolio - Class S

Voya Russell™ Large Cap Growth Index Portfolio - Class I

Voya Russell™ Large Cap Growth Index Portfolio - Class S

Voya Russell™ Large Cap Index Portfolio - Class I

Voya Russell™ Large Cap Index Portfolio - Class S

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Russell™ Mid Cap Index Portfolio - Class I

Voya Russell™ Small Cap Index Portfolio - Class I

Voya Small Company Portfolio - Class I

Voya Small Company Portfolio - Class S

Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:

Voya MidCap Opportunities Portfolio - Class I

Voya MidCap Opportunities Portfolio - Class S

Voya SmallCap Opportunities Portfolio - Class I

Voya SmallCap Opportunities Portfolio - Class S

Wanger Advisors Trust:

Wanger International

Wanger Select

Wanger USA

Washington Mutual Investors Fund[SM], Inc.:

Washington Mutual Investors Fund[SM] - Class R-3

Washington Mutual Investors Fund[SM] - Class R-4

Wells Fargo Funds Trust:

Wells Fargo Small Company Growth Fund - Administrator Class

Wells Fargo Small Company Value Fund - Class A

Wells Fargo Special Small Cap Value Fund - Class A

The names of certain Trusts and Divisions were changed during 2019. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
AB Relative Value Fund, Inc.:	**AB Growth and Income Fund, Inc.:**
AB Relative Value Fund - Class A	AB Relative Value Fund - Class A
AIM Counselor Series Trust:	**Oppenheimer Funds:**
Invesco Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Capital Appreciation Fund - Class A
AIM Equity Funds:	**Oppenheimer Main Street Fund®:**
Invesco Oppenheimer Main Street Fund - Class A	Oppenheimer Main Street Fund® - Class A
AIM International Mutual Funds:	**Oppenheimer Integrity Funds:**
Invesco Oppenheimer International Growth Fund - Class Y	Oppenheimer International Growth Fund - Class Y
Invesco Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y
AIM Investment Funds:	**AIM Investment Funds:**
Invesco Health Care Fund - Investor Class	Invesco Global Health Care Fund - Investor Class
AIM Investment Funds:	**Oppenheimer Funds:**
Invesco Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class A
Invesco Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Developing Markets Fund - Class Y
AIM Investment Funds:	**Oppenheimer Integrity Funds:**
Invesco Oppenheimer International Bond Fund - Class A	Oppenheimer International Bond Fund - Class A
AIM Sector Funds:	**Oppenheimer Funds:**
Invesco Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer Gold & Special Minerals Fund - Class A
AIM Variable Insurance Funds:	**Oppenheimer Main Street Fund®:**
Invesco Oppenheimer V.I. Main Street Fund - Series I	Oppenheimer Main Street Fund®/VA
Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	Oppenheimer Main Street Small Cap Fund®/VA
AIM Variable Insurance Funds:	**Oppenheimer Variable Account Funds:**
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I	Oppenheimer Discovery Mid Cap Growth Fund/VA
Invesco Oppenheimer V.I. Global Fund - Series I	Oppenheimer Global Fund/VA
Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I	Oppenheimer Global Strategic Income Fund/VA
Columbia^{SM} Acorn® Trust:	**Columbia^{SM} Acorn® Trust:**
Columbia^{SM} Acorn® Fund - Institutional Class	Columbia^{SM} Acorn® Fund - Class Z
Deutsche DWS Investments VIT Funds:	**Deutsche DWS Investments VIT Funds:**
DWS Equity 500 Index Fund - Class S	Deutsche Equity 500 Index Fund - Class S
Goldman Sachs Trust:	**Goldman Sachs Trust:**
Goldman Sachs Growth Opportunities Fund - Investor Shares	Goldman Sachs Growth Opportunities Fund - Class IR
JPMorgan Trust II:	**JPMorgan Trust II:**
JPMorgan Equity Income Fund - Class I Shares	JPMorgan Equity Income Fund - Select Class
JPMorgan Government Bond Fund - Class I Shares	JPMorgan Government Bond Fund - Select Class
MFS® Series Trust X:	**MFS® Series Trust X:**
MFS® International Intrinsic Value Fund - Class R3	MFS® International Value Fund - Class R3
Pax World Funds Series Trust I:	**Pax World Funds Series Trust I:**
Pax Sustainable Allocation Fund - Investor Class	Pax Balanced Fund - Investor Class
PIMCO Variable Insurance Trust:	**PIMCO Variable Insurance Trust:**
PIMCO VIT Real Return Portfolio - Administrative Class	PIMCO Real Return Portfolio - Administrative Class
Voya Partners, Inc.:	**Voya Partners, Inc.:**
Voya International High Dividend Low Volatility Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Adviser Class
Voya International High Dividend Low Volatility Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class

Current Name	Former Name
Voya Partners, Inc.:	**Voya Partners, Inc.:**
Voya International High Dividend Low Volatility Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Service Class
VY® Invesco Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Adviser Class
VY® Invesco Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Initial Class
VY® Invesco Oppenheimer Global Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Service Class

During 2019, the following Divisions were closed to contract owners:

Thornburg Investment Trust:	**Voya Investors Trust (continued):**
Thornburg International Value Fund - Class R4	VY® Templeton Global Growth Portfolio - Service Class
Vanguard® Bond Index Funds:	**Voya Partners, Inc.:**
Vanguard® Total Bond Market Index Fund - Investor Shares	VY® Pioneer High Yield Portfolio - Initial Class
Vanguard® Total International Stock Index Fund - Investor Shares	VY® Pioneer High Yield Portfolio - Service Class
Voya Investors Trust:	**Wells Fargo Funds Trust:**
VY® Templeton Global Growth Portfolio - Institutional Class	Wells Fargo Small Cap Value Fund - Class A

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and

no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

Subsequent Events

The Account has evaluated all events occurring after December 31, 2019 through the date the financial statements were available to be issued, to determine whether any event required either recognition or disclosure in the financial statements. Subsequent to December 31, 2019, the spread of the COVID-19 virus caused significant financial market volatility, economic uncertainty, and interruptions to normal business activities. As of the date of issuance of these financial statements, the full impact to the Account is unknown, but could be material, since the outbreak is still evolving and thus there is significant uncertainty as to its ultimate impacts on the Account.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2019 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2019. The Account had no liabilities as of December 31, 2019.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a. Quoted prices for similar assets or liabilities in active markets;
  b. Quoted prices for identical or similar assets or liabilities in non-active markets;
  c. Inputs other than quoted market prices that are observable; and
  d. Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.75% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $75 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature. For certain Contracts, an annual charge up to 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Transfer Asset Benefit

option, as specified in the Contract. These charges are assessed through a reduction in unit values.

Fees Waived by VRIAC

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. Related Party Transactions

On or about May 1, 2017, VIL was appointed investment adviser for these certain additional U.S registered investment companies previously managed by Directed Services LLC ("DSL"), which in turn caused DSL and Voya Retirement Insurance and Annuity Company ("VRIAC") to terminate a separate intercompany agreement dated as of December 22, 2010 between DSL and VRIAC by which DSL had paid a portion of the revenue DSL earned as investment adviser.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Equity Trust, Voya Funds Trust, Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Money Market Portfolio, Voya Mutual Funds, Voya Partners, Inc., Voya Series Fund, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2019 follow:

	Purchases	Sales
	(Dollars in thousands)	
AB Relative Value Fund, Inc.:		
AB Relative Value Fund - Class A	$ 38	$ 72
AB Variable Products Series Fund, Inc.:		
AB VPS Growth and Income Portfolio - Class A	102	33
Aberdeen Funds:		
Aberdeen International Equity Fund - Institutional Class	3,074	1,241
AIM Counselor Series Trust:		
Invesco Floating Rate Fund - Class R5	124	48
Invesco Oppenheimer Capital Appreciation Fund - Class A	15	13
AIM Equity Funds:		
Invesco Oppenheimer Main Street Fund - Class A	823	283
AIM Growth Series:		
Invesco Mid Cap Core Equity Fund - Class A	1,022	426
Invesco Small Cap Growth Fund - Class A	25	15
AIM International Mutual Funds:		
Invesco International Growth Fund - Class R5	211	94
Invesco Oppenheimer International Growth Fund - Class Y	176	45
Invesco Oppenheimer International Small-Mid Company Fund - Class Y	200	55
AIM Investment Funds:		
Invesco Endeavor Fund - Class A	11	1
Invesco Health Care Fund - Investor Class	21	70
Invesco Oppenheimer Developing Markets Fund - Class A	8,896	24,030
Invesco Oppenheimer Developing Markets Fund - Class Y	4,637	6,641
Invesco Oppenheimer International Bond Fund - Class A	11	108
AIM Investment Securities Funds:		
Invesco High Yield Fund - Class R5	252	24
AIM Sector Funds:		
Invesco American Value Fund - Class R5	313	230
Invesco Energy Fund - Class R5	25	24
Invesco Oppenheimer Gold & Special Minerals Fund - Class A	13	3
Invesco Small Cap Value Fund - Class A	6	38
AIM Variable Insurance Funds:		
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I	2	1
Invesco Oppenheimer V.I. Global Fund - Series I	41	11
Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I	4	2
Invesco Oppenheimer V.I. Main Street Fund - Series I	11	10
Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	3,795	3,223
Invesco V.I. American Franchise Fund - Series I	5,112	4,528
Invesco V.I. Core Equity Fund - Series I	4,002	3,878
Alger Funds II:		
Alger Responsible Investing Fund - Class A	1,508	1,967
Alger Funds:		
Alger Capital Appreciation Fund - Class A	28	44

	Purchases	Sales
Allianz Funds:	*(Dollars in thousands)*	
AllianzGI NFJ Dividend Value Fund - Class A	$ 35	$ 119
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	—	—
AllianzGI NFJ Small-Cap Value Fund - Class A	16	260
Amana Mutual Funds Trust:		
Amana Growth Fund - Investor Class	8,573	6,392
Amana Income Fund - Investor Class	7,436	10,107
American Balanced Fund®, Inc.:		
American Balanced Fund® - Class R-3	319	1,480
American Beacon Funds:		
American Beacon Small Cap Value Fund - Investor Class	127	49
American Century Government Income Trust:		
Inflation-Adjusted Bond Fund - Investor Class	2,490	6,211
American Century Quantitative Equity Funds, Inc.:		
Income & Growth Fund - A Class	1,256	1,317
American Funds® Fundamental Investors:		
Fundamental Investors[SM] - Class R-3	161	127
Fundamental Investors[SM] - Class R-4	13,578	7,913
American Mutual Fund®:		
American Mutual Fund® - Class R-4	743	7,911
AMG Funds IV:		
AMG Managers Fairpointe Mid Cap Fund - Class N	2,325	4,709
Ariel Investment Trust:		
Ariel Appreciation Fund - Investor Class	31	334
Ariel Fund - Investor Class	1,766	2,158
Artisan Funds, Inc.:		
Artisan International Fund - Investor Shares	1,580	2,424
BlackRock Equity Dividend Fund:		
BlackRock Equity Dividend Fund - Investor A Shares	225	124
BlackRock Funds[SM]:		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	2,220	2,370
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	3,791	5,516
BlackRock Mid Cap Dividend Series, Inc.:		
BlackRock Mid Cap Dividend Fund - Institutional Shares	37	4
BlackRock Mid Cap Dividend Fund - Investor A Shares	1,421	1,506
Bond Fund of America[SM], Inc.:		
Bond Fund of America[SM] - Class R-4	4,900	984
Calvert Responsible Index Series, Inc.:		
Calvert US Large-Cap Core Responsible Index Fund - Class A	7	—
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	5,668	5,634
Capital Income Builder®, Inc.:		
Capital Income Builder® - Class R-4	1,769	936
Capital World Growth & Income Fund[SM], Inc.:		
Capital World Growth & Income Fund[SM] - Class R-3	73	113
Cohen & Steers Real Estate Securities Fund, Inc.:		
Cohen & Steers Real Estate Securities Fund, Inc. - Class A	1,496	199
Cohen & Steers Realty Shares, Inc.:		
Cohen & Steers Realty Shares, Inc.	4,867	2,205

	Purchases	Sales
	(Dollars in thousands)	
Columbia^{SM} Acorn® Trust:		
Columbia^{SM} Acorn® Fund - Class A Shares	$ 11	$ 8
Columbia^{SM} Acorn® Fund - Institutional Class	3	—
Columbia Funds Series Trust:		
Columbia Select Mid Cap Value Fund - Class A Shares	865	3,301
Columbia Select Mid Cap Value Fund - Institutional Class	—	—
CRM Mutual Fund Trust:		
CRM Mid Cap Value Fund - Investor Shares	10	254
Davis Series, Inc.:		
Davis Financial Fund - Class Y	23	8
Delaware Small Cap Value Fund - Class A	561	995
Delaware Group® Equity Funds V:		
Delaware Smid Cap Growth Fund - Institutional Class	3,021	1,326
Deutsche DWS Investment Trust:		
DWS Small Cap Growth Fund - Class S	6	4
Deutsche DWS Investments VIT Funds:		
DWS Equity 500 Index Fund - Class S	193	115
DFA Investment Dimensions Group, Inc.:		
DFA Emerging Markets Core Equity Portfolio - Institutional Class Shares	708	359
DFA Inflation-Protected Securities Portfolio - Institutional Class Shares	630	428
DFA U.S. Targeted Value Portfolio - Institutional Class Shares	3,827	1,431
Dodge & Cox Funds:		
Dodge & Cox International Stock Fund	28	9
Dodge & Cox Stock Fund	30	69
Eaton Vance Special Investment Trust:		
Eaton Vance Large-Cap Value Fund - Class R Shares	—	1
EuroPacific Growth Fund®:		
EuroPacific Growth Fund® - Class R-3	284	1,442
EuroPacific Growth Fund® - Class R-4	12,664	37,175
Federated International Leaders Fund:		
Federated International Leaders Fund - Institutional Shares	8	1
Fidelity® Contrafund®:		
Fidelity Advisor® New Insights Fund - Class I	804	239
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	144,608	138,351
Fidelity® VIP Index 500 Portfolio - Initial Class	23,356	13,993
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Asset Manager Portfolio - Initial Class	1,547	1,388
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	22,883	29,610
Fidelity® VIP Growth Portfolio - Initial Class	26,973	40,446
Fidelity® VIP High Income Portfolio - Initial Class	1,129	977
Fidelity® VIP Overseas Portfolio - Initial Class	2,429	4,007
Franklin Mutual Series Fund, Inc.:		
Franklin Mutual Global Discovery Fund - Class R	153	578
Franklin Strategic Series:		
Franklin Biotechnology Discovery Fund - Advisor Class	82	98

	Purchases	Sales
	(Dollars in thousands)	
Franklin Strategic Series: (continued)		
Franklin Natural Resources Fund - Advisor Class	$ 5	$ 2
Franklin Small-Mid Cap Growth Fund - Class A	108	55
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	19,998	10,791
Goldman Sachs Trust:		
Goldman Sachs Growth Opportunities Fund - Investor Shares	58	31
Growth Fund of America®, Inc.:		
Growth Fund of America® - Class R-3	952	4,514
Growth Fund of America® - Class R-4	33,051	46,221
Hartford Mutual Funds, Inc.:		
The Hartford Capital Appreciation Fund - Class R4	—	—
The Hartford Dividend And Growth Fund - Class R4	1	1
The Hartford International Opportunities Fund - Class R4	289	455
Income Fund of America®:		
Income Fund of America® - Class R-3	172	358
Ivy Funds, Inc.:		
Ivy Science and Technology Fund - Class Y	8,838	3,529
Janus Aspen Series:		
Janus Henderson Balanced Portfolio - Institutional Shares	8	22
Janus Henderson Enterprise Portfolio - Institutional Shares	29	21
Janus Henderson Flexible Bond Portfolio - Institutional Shares	—	1
Janus Henderson Global Research Portfolio - Institutional Shares	6	3
Janus Henderson Research Portfolio - Institutional Shares	7	23
JPMorgan Trust II:		
JPMorgan Equity Income Fund - Class I Shares	1,708	179
JPMorgan Government Bond Fund - Class I Shares	3,717	1,800
Lazard Funds, Inc.:		
Lazard International Equity Portfolio - Open Shares	313	202
Legg Mason Partners Equity Trust:		
ClearBridge Aggressive Growth Fund - Class I	80	158
LKCM Funds:		
LKCM Aquinas Catholic Equity Fund	8	—
Loomis Sayles Funds I:		
Loomis Sayles Small Cap Value Fund - Retail Class	1,198	1,669
Loomis Sayles Funds II:		
Loomis Sayles Limited Term Government and Agency Fund - Class Y	169	124
Lord Abbett Developing Growth Fund, Inc.:		
Lord Abbett Developing Growth Fund - Class A	29	30
Lord Abbett Investment Trust:		
Lord Abbett Core Fixed Income Fund - Class A	3	2
Lord Abbett Short Duration Income Fund - Class R4	2,957	1,842
Lord Abbett Mid Cap Stock Fund, Inc.:		
Lord Abbett Mid Cap Stock Fund - Class A	94	86
Lord Abbett Research Fund, Inc.:		
Lord Abbett Small Cap Value Fund - Class A	76	619
Lord Abbett Securities Trust:		
Lord Abbett Fundamental Equity Fund - Class A	21	119

	Purchases	Sales
Lord Abbett Series Fund, Inc.:	*(Dollars in thousands)*	
Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC	$ 2,642	$ 7,619
MainStay Funds:		
Mainstay Large Cap Growth Fund - Class R3	—	—
Massachusetts Investors Growth Stock Fund:		
Massachusetts Investors Growth Stock Fund - Class A	11	7
Metropolitan West Funds:		
Metropolitan West Total Return Bond Fund - Class I Shares	6,026	1,799
Metropolitan West Total Return Bond Fund - Class M Shares	7,084	4,402
MFS® Series Trust X:		
MFS® International Intrinsic Value Fund - Class R3	385	48
MFS® New Discovery Fund - Class R3	213	74
Neuberger Berman Equity Funds®:		
Neuberger Berman Genesis Fund - Trust Class Shares	70	16
Neuberger Berman Sustainable Equity Fund - Institutional Class Shares	1,061	377
Neuberger Berman Sustainable Equity Fund - Trust Class Shares	1,866	1,752
New Perspective Fund®:		
New Perspective Fund® - Class R-3	155	1,011
New Perspective Fund® - Class R-4	26,517	10,901
New World Fund, Inc.®:		
New World Fund® - Class R-4	315	809
Nuveen Investment Funds, Inc.:		
Nuveen Global Infrastructure Fund - Class I	441	261
Parnassus Income Funds:		
Parnassus Core Equity Fund^{SM} - Investor Shares	7,203	5,980
Pax World Funds Series Trust I:		
Pax Sustainable Allocation Fund - Investor Class	4,634	3,934
PIMCO Funds:		
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	462	372
PIMCO Variable Insurance Trust:		
PIMCO VIT Real Return Portfolio - Administrative Class	3,976	7,461
Pioneer Equity Income Fund:		
Pioneer Equity Income Fund - Class Y Shares	915	3,829
Pioneer High Yield Fund:		
Pioneer High Yield Fund - Class A Shares	134	137
Pioneer Strategic Income Fund:		
Pioneer Strategic Income Fund - Class A Shares	94	14
Pioneer Variable Contracts Trust:		
Pioneer Equity Income VCT Portfolio - Class I	5	—
Pioneer High Yield VCT Portfolio - Class I	1,712	2,507
Prudential Sector Funds, Inc.:		
PGIM Jennison Utility Fund - Class Z	44	21
RiverSource Investment Series, Inc.:		
Columbia Large Cap Value Fund - Advisor Class	2,036	1,103
Royce Fund:		
Royce Total Return Fund - Service Class	3	—
Schwartz Investment Trust:		
Ave Maria Rising Dividend Fund	1,729	1,362

	Purchases	Sales
	(Dollars in thousands)	
SmallCap World Fund, Inc.:		
SMALLCAP World Fund® - Class R-4	$ 3,737	$ 1,969
T. Rowe Price Investment Services, Inc.:		
T. Rowe Price Institutional Large-Cap Growth Fund	7,832	2,814
T. Rowe Price Mid-Cap Value Fund, Inc.:		
T. Rowe Price Mid-Cap Value Fund - R Class	31	677
T. Rowe Price Value Fund, Inc.:		
T. Rowe Price Value Fund - Advisor Class	45	30
TCW Funds Inc:		
TCW Total Return Bond Fund - Class N	2,528	1,238
Templeton Funds, Inc.:		
Templeton Foreign Fund - Class A	42	138
Templeton Income Trust:		
Templeton Global Bond Fund - Advisor Class	3,233	3,972
Templeton Global Bond Fund - Class A	9,231	18,915
Third Avenue Trust:		
Third Avenue Real Estate Value Fund - Institutional Class	24	11
Thornburg Investment Trust:		
Thornburg International Value Fund - Class R4	—	3
Touchstone Strategic Trust:		
Touchstone Value Fund - Institutional Class	3,937	963
USAA Investment Trust:		
USAA Precious Metals and Minerals Fund - Adviser Shares	7,378	7,320
Vanguard® Bond Index Funds:		
Vanguard® Total Bond Market Index Fund - Admiral™ Shares	157	—
Vanguard® Total Bond Market Index Fund - Investor Shares	4	4
Vanguard® Total International Stock Index Fund - Admiral™ Shares	14	—
Vanguard® Total International Stock Index Fund - Investor Shares	7	7
Vanguard® Whitehall Funds:		
Diversified Value Portfolio	14	29
Equity Income Portfolio	27	40
Small Company Growth Portfolio	12	10
Victory Portfolios:		
Victory Integrity Small-Cap Value Fund - Class Y	104	331
Victory Sycamore Established Value Fund - Class A	2,040	662
Victory Sycamore Small Company Opportunity Fund - Class R	1	2
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	17,613	28,794
Voya Equity Trust:		
Voya Large Cap Value Fund - Class A	26	38
Voya Real Estate Fund - Class A	311	327
Voya Funds Trust:		
Voya Floating Rate Fund - Class A	1,905	667
Voya GNMA Income Fund - Class A	771	903
Voya Intermediate Bond Fund - Class A	141	172
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	40,599	43,207
Voya Intermediate Bond Portfolio - Class S	108	144

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust:		
Voya Global Perspectives® Portfolio - Class I	$ 799	$ 528
Voya High Yield Portfolio - Adviser Class	2	18
Voya High Yield Portfolio - Institutional Class	72,597	6,846
Voya High Yield Portfolio - Service Class	2,471	23,441
Voya Large Cap Growth Portfolio - Adviser Class	15	17
Voya Large Cap Growth Portfolio - Institutional Class	99,170	46,223
Voya Large Cap Growth Portfolio - Service Class	1,874	10,055
Voya Large Cap Value Portfolio - Adviser Class	1	2
Voya Large Cap Value Portfolio - Institutional Class	27,385	29,639
Voya Large Cap Value Portfolio - Service Class	285	466
Voya Limited Maturity Bond Portfolio - Adviser Class	—	11
Voya U.S. Stock Index Portfolio - Institutional Class	7,369	2,916
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	—	10
VY® Clarion Global Real Estate Portfolio - Institutional Class	5,190	8,384
VY® Clarion Real Estate Portfolio - Adviser Class	1	—
VY® Clarion Real Estate Portfolio - Institutional Class	70	274
VY® Clarion Real Estate Portfolio - Service Class	2,803	5,109
VY® Invesco Growth and Income Portfolio - Institutional Class	5,275	5,883
VY® Invesco Growth and Income Portfolio - Service Class	4,952	5,058
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	14	11
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	1,728	1,571
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	4,561	3,889
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	3	27
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	16,371	5,521
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	13,292	3,182
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	1	—
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	23	6
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	70,047	21,197
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	124,036	35,418
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	267	70
VY® T. Rowe Price Equity Income Portfolio - Service Class	30,633	9,950
VY® T. Rowe Price International Stock Portfolio - Adviser Class	7	19
VY® T. Rowe Price International Stock Portfolio - Service Class	1,427	1,279
VY® Templeton Global Growth Portfolio - Institutional Class	136	553
VY® Templeton Global Growth Portfolio - Service Class	756	4,161
Voya Money Market Portfolio:		
Voya Government Money Market Portfolio - Class I	55,250	44,208
Voya Mutual Funds:		
Voya Global Real Estate Fund - Class A	17	11
Voya Multi-Manager International Small Cap Fund - Class A	16	80
Voya Multi-Manager International Small Cap Fund - Class I	248	560
Voya Partners, Inc.:		
Voya Global Bond Portfolio - Adviser Class	26	6
Voya Global Bond Portfolio - Initial Class	6,274	8,868
Voya Global Bond Portfolio - Service Class	183	46
Voya Index Solution 2025 Portfolio - Initial Class	2,998	3,191
Voya Index Solution 2025 Portfolio - Service 2 Class	529	1,437

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc.: (continued)		
Voya Index Solution 2025 Portfolio - Service Class	$ 1,701	$ 545
Voya Index Solution 2035 Portfolio - Initial Class	4,531	3,146
Voya Index Solution 2035 Portfolio - Service 2 Class	504	298
Voya Index Solution 2035 Portfolio - Service Class	1,926	190
Voya Index Solution 2045 Portfolio - Initial Class	4,499	3,763
Voya Index Solution 2045 Portfolio - Service 2 Class	898	353
Voya Index Solution 2045 Portfolio - Service Class	1,068	312
Voya Index Solution 2055 Portfolio - Initial Class	3,538	2,569
Voya Index Solution 2055 Portfolio - Service 2 Class	465	229
Voya Index Solution 2055 Portfolio - Service Class	1,127	301
Voya Index Solution Income Portfolio - Initial Class	1,076	1,734
Voya Index Solution Income Portfolio - Service 2 Class	60	381
Voya Index Solution Income Portfolio - Service Class	283	205
Voya International High Dividend Low Volatility Portfolio - Adviser Class	23	26
Voya International High Dividend Low Volatility Portfolio - Initial Class	8,366	7,652
Voya International High Dividend Low Volatility Portfolio - Service Class	13	37
Voya Solution 2025 Portfolio - Adviser Class	39	68
Voya Solution 2025 Portfolio - Initial Class	3,528	1,741
Voya Solution 2025 Portfolio - Service 2 Class	1,174	3,055
Voya Solution 2025 Portfolio - Service Class	21,373	21,475
Voya Solution 2035 Portfolio - Adviser Class	44	11
Voya Solution 2035 Portfolio - Initial Class	3,991	881
Voya Solution 2035 Portfolio - Service 2 Class	2,020	3,035
Voya Solution 2035 Portfolio - Service Class	25,664	19,255
Voya Solution 2045 Portfolio - Adviser Class	2	—
Voya Solution 2045 Portfolio - Initial Class	2,695	900
Voya Solution 2045 Portfolio - Service 2 Class	1,117	1,904
Voya Solution 2045 Portfolio - Service Class	20,376	11,951
Voya Solution 2055 Portfolio - Initial Class	1,673	265
Voya Solution 2055 Portfolio - Service 2 Class	739	869
Voya Solution 2055 Portfolio - Service Class	8,547	3,559
Voya Solution Balanced Portfolio - Service Class	1,104	869
Voya Solution Income Portfolio - Adviser Class	39	29
Voya Solution Income Portfolio - Initial Class	1,289	1,377
Voya Solution Income Portfolio - Service 2 Class	327	984
Voya Solution Income Portfolio - Service Class	4,809	13,033
Voya Solution Moderately Conservative Portfolio - Service Class	1,621	795
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	14	9
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	6,193	10,309
VY® American Century Small-Mid Cap Value Portfolio - Service Class	9,314	8,570
VY® Baron Growth Portfolio - Adviser Class	167	36
VY® Baron Growth Portfolio - Service Class	69,963	15,607
VY® Columbia Contrarian Core Portfolio - Service Class	5,248	2,049
VY® Columbia Small Cap Value II Portfolio - Adviser Class	18	4
VY® Columbia Small Cap Value II Portfolio - Service Class	1,177	1,227
VY® Invesco Comstock Portfolio - Adviser Class	63	29
VY® Invesco Comstock Portfolio - Service Class	14,516	8,193
VY® Invesco Equity and Income Portfolio - Adviser Class	109	122

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc.: (continued)		
VY® Invesco Equity and Income Portfolio - Initial Class	$ 21,620	$ 29,568
VY® Invesco Equity and Income Portfolio - Service Class	143	370
VY® Invesco Oppenheimer Global Portfolio - Adviser Class	46	22
VY® Invesco Oppenheimer Global Portfolio - Initial Class	99,464	63,823
VY® Invesco Oppenheimer Global Portfolio - Service Class	417	157
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	38	37
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	3,481	3,583
VY® JPMorgan Mid Cap Value Portfolio - Service Class	9,082	9,301
VY® Pioneer High Yield Portfolio - Initial Class	5,080	42,748
VY® Pioneer High Yield Portfolio - Service Class	38	245
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	51	20
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	55,695	39,104
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	269	481
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	257	140
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	126,073	39,590
VY® T. Rowe Price Growth Equity Portfolio - Service Class	979	1,337
Voya Series Fund, Inc.:		
Voya Corporate Leaders 100 Fund - Class I	1,873	1,352
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	6,790	4,385
Voya Strategic Allocation Growth Portfolio - Class I	10,259	5,425
Voya Strategic Allocation Moderate Portfolio - Class I	8,748	7,530
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class A	169	88
Voya Growth and Income Portfolio - Class I	136,462	147,625
Voya Growth and Income Portfolio - Class S	53	33
Voya Variable Portfolios, Inc.:		
Voya Global Equity Portfolio - Class I	11,161	9,089
Voya Global Equity Portfolio - Class S	1,272	1,637
Voya Index Plus LargeCap Portfolio - Class I	39,672	45,174
Voya Index Plus LargeCap Portfolio - Class S	22	28
Voya Index Plus MidCap Portfolio - Class I	33,824	32,649
Voya Index Plus MidCap Portfolio - Class S	12	21
Voya Index Plus SmallCap Portfolio - Class I	21,758	16,909
Voya Index Plus SmallCap Portfolio - Class S	28	24
Voya International Index Portfolio - Class I	4,993	4,794
Voya International Index Portfolio - Class S	—	—
Voya Russell™ Large Cap Growth Index Portfolio - Class I	20,131	9,039
Voya Russell™ Large Cap Growth Index Portfolio - Class S	663	165
Voya Russell™ Large Cap Index Portfolio - Class I	25,486	11,884
Voya Russell™ Large Cap Index Portfolio - Class S	35	72
Voya Russell™ Large Cap Value Index Portfolio - Class I	89	210
Voya Russell™ Large Cap Value Index Portfolio - Class S	3,747	1,999
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	4,476	2,442
Voya Russell™ Mid Cap Index Portfolio - Class I	41,878	10,091
Voya Russell™ Small Cap Index Portfolio - Class I	19,720	5,714
Voya Small Company Portfolio - Class I	20,669	18,841

	Purchases	Sales
	(Dollars in thousands)	
Voya Variable Portfolios, Inc.: (continued)		
Voya Small Company Portfolio - Class S	$ 28	$ 1
Voya U.S. Bond Index Portfolio - Class I	5,930	3,222
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class I	33,805	26,495
Voya MidCap Opportunities Portfolio - Class S	164	238
Voya SmallCap Opportunities Portfolio - Class I	10,866	8,283
Voya SmallCap Opportunities Portfolio - Class S	30	45
Wanger Advisors Trust:		
Wanger International	4,984	5,440
Wanger Select	8,679	8,460
Wanger USA	20,423	9,550
Washington Mutual Investors Fund[SM], Inc.:		
Washington Mutual Investors Fund[SM] - Class R-3	215	1,884
Washington Mutual Investors Fund[SM] - Class R-4	23,657	13,019
Wells Fargo Funds Trust:		
Wells Fargo Small Cap Value Fund - Class A	19	128
Wells Fargo Small Company Growth Fund - Administrator Class	2,391	2,302
Wells Fargo Small Company Value Fund - Class A	126	8
Wells Fargo Special Small Cap Value Fund - Class A	3,318	9,910

7. Changes in Units

The changes in units outstanding were as follows:

	Year ended December 31					
	2019			**2018**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AB Relative Value Fund, Inc.:						
AB Relative Value Fund - Class A	3,335	4,821	(1,486)	2,540	2,840	(300)
AB Variable Products Series Fund, Inc.:						
AB VPS Growth and Income Portfolio - Class A	2,225	2,268	(43)	2,023	2,392	(369)
Aberdeen Funds:						
Aberdeen International Equity Fund - Institutional Class	292,265	137,915	154,350	323,536	118,855	204,681
AIM Counselor Series Trust:						
Invesco Floating Rate Fund - Class R5	9,672	4,336	5,336	26,145	14,496	11,649
Invesco Oppenheimer Capital Appreciation Fund - Class A	14	537	(523)	71	235	(164)
AIM Equity Funds:						
Invesco Oppenheimer Main Street Fund - Class A	53,070	21,659	31,411	29,167	12,829	16,338
AIM Growth Series:						
Invesco Mid Cap Core Equity Fund - Class A	33,263	34,147	(884)	25,794	41,930	(16,136)
Invesco Small Cap Growth Fund - Class A	477	443	34	385	398	(13)
AIM International Mutual Funds:						
Invesco International Growth Fund - Class R5	12,166	8,394	3,772	11,950	16,161	(4,211)
Invesco Oppenheimer International Growth Fund - Class Y	17,380	4,948	12,432	18,344	5,689	12,655
Invesco Oppenheimer International Small-Mid Company Fund - Class Y	11,983	4,697	7,286	16,479	17,187	(708)
AIM Investment Funds:						
Invesco Endeavor Fund - Class A	426	72	354	366	273	93
Invesco Health Care Fund - Investor Class	664	1,292	(628)	400	64	336
Invesco Oppenheimer Developing Markets Fund - Class A	426,872	688,892	(262,020)	562,912	880,372	(317,460)
Invesco Oppenheimer Developing Markets Fund - Class Y	398,801	618,572	(219,771)	499,443	700,702	(201,259)
Invesco Oppenheimer International Bond Fund - Class A	4,243	12,270	(8,027)	3,687	4,988	(1,301)
AIM Investment Securities Funds:						
Invesco High Yield Fund - Class R5	20,350	3,047	17,303	18,274	4,268	14,006
AIM Sector Funds:						
Invesco American Value Fund - Class R5	26,112	20,680	5,432	16,141	6,992	9,149
Invesco Energy Fund - Class R5	6,685	6,453	232	18,250	28,451	(10,201)

	Year ended December 31					
	2019			**2018**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Sector Funds: (continued)						
Invesco Oppenheimer Gold & Special Minerals Fund - Class A	1,998	322	1,676	9,617	9,365	252
Invesco Small Cap Value Fund - Class A	164	1,147	(983)	278	2,313	(2,035)
AIM Variable Insurance Funds:						
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I	10,446	10,549	(103)	10,451	10,557	(106)
Invesco Oppenheimer V.I. Global Fund - Series I	22	226	(204)	94	438	(344)
Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I	—	33	(33)	—	—	—
Invesco Oppenheimer V.I. Main Street Fund - Series I	39,868	40,268	(400)	41,101	41,520	(419)
Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	518,673	363,322	155,351	178,407	236,418	(58,011)
Invesco V.I. American Franchise Fund - Series I	108,396	156,416	(48,020)	933,783	940,853	(7,070)
Invesco V.I. Core Equity Fund - Series I	241,418	408,840	(167,422)	232,986	403,895	(170,909)
Alger Funds II:						
Alger Responsible Investing Fund - Class A	50,023	79,869	(29,846)	107,288	79,216	28,072
Alger Funds:						
Alger Capital Appreciation Fund - Class A	624	1,392	(768)	1,001	500	501
Allianz Funds:						
AllianzGI NFJ Dividend Value Fund - Class A	78	4,261	(4,183)	388	320	68
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	—	—	—	—	—	—
AllianzGI NFJ Small-Cap Value Fund - Class A	3,377	11,620	(8,243)	2,174	5,013	(2,839)
Amana Mutual Funds Trust:						
Amana Growth Fund - Investor Class	778,123	499,788	278,335	340,170	381,873	(41,703)
Amana Income Fund - Investor Class	339,910	612,717	(272,807)	352,927	564,246	(211,319)
American Balanced Fund®, Inc.:						
American Balanced Fund® - Class R-3	28,750	78,420	(49,670)	36,918	39,504	(2,586)
American Beacon Funds:						
American Beacon Small Cap Value Fund - Investor Class	10,473	4,201	6,272	33,937	28,383	5,554
American Century Government Income Trust:						
Inflation-Adjusted Bond Fund - Investor Class	374,317	715,819	(341,502)	441,789	608,168	(166,379)
American Century Quantitative Equity Funds, Inc.:						
Income & Growth Fund - A Class	52,307	68,726	(16,419)	39,906	54,342	(14,436)
American Funds® Fundamental Investors:						
Fundamental Investors[SM] - Class R-3	26,084	27,923	(1,839)	16,664	20,878	(4,214)
Fundamental Investors[SM] - Class R-4	639,733	724,054	(84,321)	825,392	1,108,120	(282,728)

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2019 | | | 2018 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
American Mutual Fund®:						
American Mutual Fund® - Class R-4	31,781	347,268	(315,487)	114,454	48,063	66,391
AMG Funds IV:						
AMG Managers Fairpointe Mid Cap Fund - Class N	553,278	496,985	56,293	145,169	420,367	(275,198)
Ariel Investment Trust:						
Ariel Appreciation Fund - Investor Class	1,465	12,911	(11,446)	2,692	4,370	(1,678)
Ariel Fund - Investor Class	78,211	109,737	(31,526)	122,554	139,375	(16,821)
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	131,596	232,713	(101,117)	157,440	298,813	(141,373)
BlackRock Equity Dividend Fund:						
BlackRock Equity Dividend Fund - Investor A Shares	5,512	5,681	(169)	24,645	27,453	(2,808)
BlackRock Funds℠:						
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	171,068	200,796	(29,728)	259,208	62,971	196,237
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	440,543	626,573	(186,030)	755,383	515,560	239,823
BlackRock Mid Cap Dividend Series, Inc.:						
BlackRock Mid Cap Dividend Fund - Institutional Shares	2,289	345	1,944	3,374	3,621	(247)
BlackRock Mid Cap Dividend Fund - Investor A Shares	52,704	69,628	(16,924)	69,089	109,706	(40,617)
Bond Fund of America℠, Inc.:						
Bond Fund of America℠ - Class R-4	441,892	158,976	282,916	289,558	267,961	21,597
Calvert Responsible Index Series, Inc.:						
Calvert US Large-Cap Core Responsible Index Fund - Class A	689	7	682	—	—	—
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	267,703	320,256	(52,553)	416,831	494,473	(77,642)
Capital Income Builder®, Inc.:						
Capital Income Builder® - Class R-4	175,704	118,564	57,140	183,827	126,156	57,671
Capital World Growth & Income Fund℠, Inc.:						
Capital World Growth & Income FundSM - Class R-3	12,059	14,324	(2,265)	10,249	11,660	(1,411)
Cohen & Steers Real Estate Securities Fund, Inc.:						
Cohen & Steers Real Estate Securities Fund, Inc. - Class A	117,402	18,190	99,212	5,524	250	5,274
Cohen & Steers Realty Shares, Inc.:						
Cohen & Steers Realty Shares, Inc.	242,096	180,546	61,550	111,978	188,383	(76,405)

| | Year ended December 31 | | | | | |
| | 2019 | | | 2018 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Columbia^{SM} Acorn® Trust:						
Columbia^{SM} Acorn® Fund - Class A Shares	101	282	(181)	90	143	(53)
Columbia^{SM} Acorn® Fund - Institutional Class	98	—	98	92	—	92
Columbia Funds Series Trust:						
Columbia Select Mid Cap Value Fund - Class A Shares	48,189	175,999	(127,810)	50,526	74,206	(23,680)
Columbia Select Mid Cap Value Fund - Institutional Class	—	—	—	—	—	—
CRM Mutual Fund Trust:						
CRM Mid Cap Value Fund - Investor Shares	277	8,232	(7,955)	530	1,626	(1,096)
Davis Series, Inc.:						
Davis Financial Fund - Class Y	1,220	476	744	6,910	6,341	569
Delaware Small Cap Value Fund - Class A	87,811	105,945	(18,134)	54,456	100,588	(46,132)
Delaware Group® Equity Funds V:						
Delaware Smid Cap Growth Fund - Institutional Class	169,373	98,871	70,502	230,617	73,531	157,086
Deutsche DWS Investment Trust:						
DWS Small Cap Growth Fund - Class S	412	262	150	559	1,491	(932)
Deutsche DWS Investments VIT Funds:						
DWS Equity 500 Index Fund - Class S	2,925	3,449	(524)	4,855	6,669	(1,814)
DFA Investment Dimensions Group, Inc.:						
DFA Emerging Markets Core Equity Portfolio - Institutional Class Shares	60,055	35,497	24,558	79,667	30,194	49,473
DFA Inflation-Protected Securities Portfolio - Institutional Class Shares	57,794	41,991	15,803	47,210	10,042	37,168
DFA U.S. Targeted Value Portfolio - Institutional Class Shares	286,756	138,695	148,061	292,340	130,569	161,771
Dodge & Cox Funds:						
Dodge & Cox International Stock Fund	2,022	1,128	894	1,717	1,598	119
Dodge & Cox Stock Fund	872	2,789	(1,917)	1,174	710	464
Eaton Vance Special Investment Trust:						
Eaton Vance Large-Cap Value Fund - Class R Shares	—	35	(35)	—	—	—
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	35,315	81,016	(45,701)	46,193	73,788	(27,595)
EuroPacific Growth Fund® - Class R-4	2,618,134	3,575,657	(957,523)	1,854,415	2,594,183	(739,768)
Federated International Leaders Fund:						
Federated International Leaders Fund - Institutional Shares	576	—	576	280	118	162

| | **Year ended December 31** | | | | | |
| | **2019** | | | **2018** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Fidelity® Contrafund®:						
Fidelity Advisor® New Insights Fund - Class I	40,493	15,596	24,897	58,499	34,995	23,504
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	8,953,210	8,520,864	432,346	5,241,249	8,158,655	(2,917,406)
Fidelity® VIP Index 500 Portfolio - Initial Class	498,139	453,664	44,475	509,141	450,626	58,515
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Asset Manager Portfolio - Initial Class	29,716	46,510	(16,794)	25,178	51,771	(26,593)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	2,276,592	2,848,729	(572,137)	2,282,938	3,158,805	(875,867)
Fidelity® VIP Growth Portfolio - Initial Class	7,629,004	8,345,272	(716,268)	2,025,621	2,577,802	(552,181)
Fidelity® VIP High Income Portfolio - Initial Class	70,801	81,116	(10,315)	63,483	100,320	(36,837)
Fidelity® VIP Overseas Portfolio - Initial Class	120,295	240,637	(120,342)	219,286	378,218	(158,932)
Franklin Mutual Series Fund, Inc.:						
Franklin Mutual Global Discovery Fund - Class R	9,508	27,093	(17,585)	19,255	30,968	(11,713)
Franklin Strategic Series:						
Franklin Biotechnology Discovery Fund - Advisor Class	4,972	7,323	(2,351)	7,523	6,389	1,134
Franklin Natural Resources Fund - Advisor Class	703	156	547	928	3,047	(2,119)
Franklin Small-Mid Cap Growth Fund - Class A	7,463	7,522	(59)	11,452	12,856	(1,404)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	737,836	924,671	(186,835)	738,743	1,148,874	(410,131)
Goldman Sachs Trust:						
Goldman Sachs Growth Opportunities Fund - Investor Shares	3,079	1,930	1,149	4,181	6,991	(2,810)
Growth Fund of America®, Inc.:						
Growth Fund of America® - Class R-3	51,323	171,104	(119,781)	91,390	144,684	(53,294)
Growth Fund of America® - Class R-4	1,062,276	2,305,597	(1,243,321)	1,549,568	2,301,436	(751,868)
Hartford Mutual Funds, Inc.:						
The Hartford Capital Appreciation Fund - Class R4	—	4	(4)	—	—	—
The Hartford Dividend And Growth Fund - Class R4	43	55	(12)	32	—	32
The Hartford International Opportunities Fund - Class R4	28,339	42,836	(14,497)	77,770	39,116	38,654
Income Fund of America®:						
Income Fund of America® - Class R-3	24,099	32,836	(8,737)	21,310	36,023	(14,713)
Ivy Funds, Inc.:						
Ivy Science and Technology Fund - Class Y	559,744	368,528	191,216	574,692	351,992	222,700

| | **Year ended December 31** | | | | | |
| | **2019** | | | **2018** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Janus Aspen Series:						
Janus Henderson Balanced Portfolio - Institutional Shares	18	322	(304)	—	77	(77)
Janus Henderson Enterprise Portfolio - Institutional Shares	132	223	(91)	146	614	(468)
Janus Henderson Flexible Bond Portfolio - Institutional Shares	—	52	(52)	—	72	(72)
Janus Henderson Global Research Portfolio - Institutional Shares	19	39	(20)	25	66	(41)
Janus Henderson Research Portfolio - Institutional Shares	29	498	(469)	61	58	3
JPMorgan Trust II:						
JPMorgan Equity Income Fund - Class I Shares	129,596	17,767	111,829	53,643	28,962	24,681
JPMorgan Government Bond Fund - Class I Shares	371,817	197,132	174,685	132,583	69,047	63,536
Lazard Funds, Inc.:						
Lazard International Equity Portfolio - Open Shares	28,239	19,291	8,948	32,328	35,727	(3,399)
Legg Mason Partners Equity Trust:						
ClearBridge Aggressive Growth Fund - Class I	3,295	12,090	(8,795)	12,149	22,834	(10,685)
LKCM Funds:						
LKCM Aquinas Catholic Equity Fund	362	1	361	3,251	46,884	(43,633)
Loomis Sayles Funds I:						
Loomis Sayles Small Cap Value Fund - Retail Class	40,269	97,662	(57,393)	44,320	157,519	(113,199)
Loomis Sayles Funds II:						
Loomis Sayles Limited Term Government and Agency Fund - Class Y	16,174	12,129	4,045	9,991	11,494	(1,503)
Lord Abbett Developing Growth Fund, Inc.:						
Lord Abbett Developing Growth Fund - Class A	499	1,125	(626)	356	732	(376)
Lord Abbett Investment Trust:						
Lord Abbett Core Fixed Income Fund - Class A	852	765	87	161	691	(530)
Lord Abbett Short Duration Income Fund - Class R4	352,127	262,069	90,058	479,573	287,629	191,944
Lord Abbett Mid Cap Stock Fund, Inc.:						
Lord Abbett Mid Cap Stock Fund - Class A	2,910	3,459	(549)	16,185	16,337	(152)
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small Cap Value Fund - Class A	2,270	20,734	(18,464)	1,590	2,878	(1,288)
Lord Abbett Securities Trust:						
Lord Abbett Fundamental Equity Fund - Class A	372	5,188	(4,816)	6,812	5,875	937

	Year ended December 31					
	2019			**2018**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC	859,316	966,453	(107,137)	620,578	1,011,079	(390,501)
MainStay Funds:						
Mainstay Large Cap Growth Fund - Class R3	—	—	—	—	—	—
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	700	751	(51)	576	423	153
Metropolitan West Funds:						
Metropolitan West Total Return Bond Fund - Class I Shares	501,737	197,761	303,976	564,090	209,346	354,744
Metropolitan West Total Return Bond Fund - Class M Shares	1,026,120	801,256	224,864	527,675	516,521	11,154
MFS® Series Trust X:						
MFS® International Intrinsic Value Fund - Class R3	27,421	5,042	22,379	25,827	18,295	7,532
MFS® New Discovery Fund - Class R3	11,790	4,522	7,268	5,940	5,016	924
Neuberger Berman Equity Funds®:						
Neuberger Berman Genesis Fund - Trust Class Shares	1,732	507	1,225	16,490	12,322	4,168
Neuberger Berman Sustainable Equity Fund - Institutional Class Shares	56,622	32,177	24,445	50,656	22,716	27,940
Neuberger Berman Sustainable Equity Fund - Trust Class Shares	66,588	106,935	(40,347)	59,842	96,469	(36,627)
New Perspective Fund®:						
New Perspective Fund® - Class R-3	14,586	41,249	(26,663)	17,607	23,930	(6,323)
New Perspective Fund® - Class R-4	1,353,280	1,057,059	296,221	1,356,106	1,262,387	93,719
New World Fund, Inc.®:						
New World Fund® - Class R-4	26,400	70,344	(43,944)	40,760	23,111	17,649
Nuveen Investment Funds, Inc.:						
Nuveen Global Infrastructure Fund - Class I	25,168	22,006	3,162	24,624	40,227	(15,603)
Parnassus Income Funds:						
Parnassus Core Equity Fund^SM - Investor Shares	343,652	325,246	18,406	267500	196306	71194
Pax World Funds Series Trust I:						
Pax Sustainable Allocation Fund - Investor Class	171,002	300,373	(129,371)	162,436	292,297	(129,861)
PIMCO Funds:						
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	82,758	74,465	8,293	96,633	65,926	30,707
PIMCO Variable Insurance Trust:						
PIMCO VIT Real Return Portfolio - Administrative Class	638,426	900,988	(262,562)	581,573	1,160,188	(578,615)
Pioneer Equity Income Fund:						
Pioneer Equity Income Fund - Class Y Shares	41,248	206,532	(165,284)	43,201	148,991	(105,790)

	Year ended December 31					
	2019			**2018**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A Shares	9,717	11,394	(1,677)	17,457	19,970	(2,513)
Pioneer Strategic Income Fund:						
Pioneer Strategic Income Fund - Class A Shares	11,240	6,710	4,530	33,199	25,903	7,296
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class I	144	—	144	—	—	—
Pioneer High Yield VCT Portfolio - Class I	102,594	170,322	(67,728)	95,021	316,062	(221,041)
Prudential Sector Funds, Inc.:						
PGIM Jennison Utility Fund - Class Z	2,678	1,565	1,113	2,847	964	1,883
RiverSource Investment Series, Inc.:						
Columbia Large Cap Value Fund - Advisor Class	171,425	137,220	34,205	1,218,739	320,693	898,046
Royce Fund:						
Royce Total Return Fund - Service Class	202	1	201	1,446	830	616
Schwartz Investment Trust:						
Ave Maria Rising Dividend Fund	118,802	123,013	(4,211)	202,644	159,788	42,856
SmallCap World Fund, Inc.:						
SMALLCAP World Fund® - Class R-4	246,943	211,926	35,017	247,719	266,195	(18,476)
T. Rowe Price Investment Services, Inc.:						
T. Rowe Price Institutional Large-Cap Growth Fund	358,848	183,564	175,284	411,370	167,826	243,544
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	4,822	25,183	(20,361)	1,390	7,933	(6,543)
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	1,766	1,199	567	3,609	2,358	1,251
TCW Funds Inc:						
TCW Total Return Bond Fund - Class N	247,746	142,197	105,549	200,181	179,012	21,169
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	1,801	7,958	(6,157)	2,867	2,589	278
Templeton Income Trust:						
Templeton Global Bond Fund - Advisor Class	225,681	406,765	(181,084)	218,255	536,138	(317,883)
Templeton Global Bond Fund - Class A	568,967	1,396,925	(827,958)	790,482	1,112,094	(321,612)
Third Avenue Trust:						
Third Avenue Real Estate Value Fund - Institutional Class	1,200	776	424	3,134	5,145	(2,011)

| | Year ended December 31 | | | | | |
| | 2019 | | | 2018 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Thornburg Investment Trust:						
Thornburg International Value Fund - Class R4	4	198	(194)	7	—	7
Touchstone Strategic Trust:						
Touchstone Value Fund - Institutional Class	229,440	92,589	136,851	287,860	107,570	180,290
USAA Investment Trust:						
USAA Precious Metals and Minerals Fund - Adviser Shares	2,474,145	2,426,952	47,193	2,210,557	1,705,477	505,080
Vanguard® Bond Index Funds:						
Vanguard® Total Bond Market Index Fund - Admiral™ Shares	14,974	7	14,967	—	—	—
Vanguard® Total Bond Market Index Fund - Investor Shares	428	450	(22)	60	38	22
Vanguard® Total International Stock Index Fund - Admiral™ Shares	1,377	1	1,376	—	—	—
Vanguard® Total International Stock Index Fund - Investor Shares	751	752	(1)	2	1	1
Vanguard® Whitehall Funds:						
Diversified Value Portfolio	109	1,048	(939)	150	—	150
Equity Income Portfolio	1,073	1,903	(830)	384	595	(211)
Small Company Growth Portfolio	418	530	(112)	178	24	154
Victory Portfolios:						
Victory Integrity Small-Cap Value Fund - Class Y	9,063	26,028	(16,965)	18,447	3,677	14,770
Victory Sycamore Established Value Fund - Class A	136,964	56,828	80,136	137,810	37,383	100,427
Victory Sycamore Small Company Opportunity Fund - Class R	29	70	(41)	82	1,744	(1,662)
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	4,694,227	5,076,628	(382,401)	6,742,832	7,575,146	(832,314)
Voya Equity Trust:						
Voya Large Cap Value Fund - Class A	2,723	3,646	(923)	487	4,659	(4,172)
Voya Real Estate Fund - Class A	22,804	26,996	(4,192)	4,667	5,070	(403)
Voya Funds Trust:						
Voya Floating Rate Fund - Class A	177,572	71,884	105,688	187,063	33,201	153,862
Voya GNMA Income Fund - Class A	90,411	96,108	(5,697)	61,854	92,151	(30,297)
Voya Intermediate Bond Fund - Class A	15,201	18,497	(3,296)	26,962	25,157	1,805
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	45,492,601	45,098,380	394,221	8,682,857	10,545,203	(1,862,346)
Voya Intermediate Bond Portfolio - Class S	2,485	8,757	(6,272)	3,841	36,157	(32,316)

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | **Year ended December 31** | | | | | |
| | **2019** | | | **2018** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust:						
Voya Global Perspectives® Portfolio - Class I	74,503	61,079	13,424	50,964	74,097	(23,133)
Voya High Yield Portfolio - Adviser Class	16	1,257	(1,241)	703	456	247
Voya High Yield Portfolio - Institutional Class	6,287,453	1,327,502	4,959,951	452,830	646,153	(193,323)
Voya High Yield Portfolio - Service Class	145,279	1,121,044	(975,765)	192,320	241,528	(49,208)
Voya Large Cap Growth Portfolio - Adviser Class	28	612	(584)	95	2,668	(2,573)
Voya Large Cap Growth Portfolio - Institutional Class	3,084,914	3,476,955	(392,041)	3,215,071	4,844,168	(1,629,097)
Voya Large Cap Growth Portfolio - Service Class	46,401	331,074	(284,673)	136,077	98,030	38,047
Voya Large Cap Value Portfolio - Adviser Class	—	165	(165)	—	293	(293)
Voya Large Cap Value Portfolio - Institutional Class	3,108,101	4,552,451	(1,444,350)	4,399,552	6,915,673	(2,516,121)
Voya Large Cap Value Portfolio - Service Class	14,631	31,237	(16,606)	16,267	37,742	(21,475)
Voya Limited Maturity Bond Portfolio - Adviser Class	41	1,075	(1,034)	462	65	397
Voya U.S. Stock Index Portfolio - Institutional Class	2,403,892	1,164,216	1,239,676	267,834	238,350	29,484
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	20	961	(941)	385	1,438	(1,053)
VY® Clarion Global Real Estate Portfolio - Institutional Class	753,650	954,444	(200,794)	583,017	1,268,139	(685,122)
VY® Clarion Real Estate Portfolio - Adviser Class	—	—	—	—	273	(273)
VY® Clarion Real Estate Portfolio - Institutional Class	1,213,213	1,224,421	(11,208)	1,463,723	1,478,067	(14,344)
VY® Clarion Real Estate Portfolio - Service Class	265,750	417,622	(151,872)	238,155	874,112	(635,957)
VY® Invesco Growth and Income Portfolio - Institutional Class	98,637	330,737	(232,100)	202,583	264,268	(61,685)
VY® Invesco Growth and Income Portfolio - Service Class	120,546	276,273	(155,727)	155,878	271,113	(115,235)
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	159	430	(271)	551	1,383	(832)
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	68,740	88,809	(20,069)	102,288	196,283	(93,995)
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	216,788	231,527	(14,739)	301,101	437,189	(136,088)
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	36	1,168	(1,132)	413	1,338	(925)
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	260,204	340,564	(80,360)	339,333	270,162	69,171
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	239,955	214,661	25,294	279,952	265,596	14,356
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	25	—	25	56	2,105	(2,049)
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	—	210	(210)	—	9,463	(9,463)
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	2,865,017	1,727,657	1,137,360	2,291,923	1,789,593	502,330
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	6,531,993	4,965,966	1,566,027	5,231,426	5,492,918	(261,492)
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	325	2,909	(2,584)	4,404	14,884	(10,480)
VY® T. Rowe Price Equity Income Portfolio - Service Class	2,640,654	2,101,403	539,251	997,078	1,218,288	(221,210)

| | Year ended December 31 | | | | | |
| | 2019 | | | 2018 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust: (continued)						
VY® T. Rowe Price International Stock Portfolio - Adviser Class	91	1,484	(1,393)	794	120	674
VY® T. Rowe Price International Stock Portfolio - Service Class	74,210	90,184	(15,974)	80,119	120,148	(40,029)
VY® Templeton Global Growth Portfolio - Institutional Class	2,134	27,821	(25,687)	2,953	7,620	(4,667)
VY® Templeton Global Growth Portfolio - Service Class	16,738	327,292	(310,554)	53,699	112,188	(58,489)
Voya Money Market Portfolio:						
Voya Government Money Market Portfolio - Class I	16,139,130	14,937,448	1,201,682	24,561,612	23,410,403	1,151,209
Voya Mutual Funds:						
Voya Global Real Estate Fund - Class A	2,160	2,386	(226)	365	241	124
Voya Multi-Manager International Small Cap Fund - Class A	634	3,343	(2,709)	2,293	4,251	(1,958)
Voya Multi-Manager International Small Cap Fund - Class I	26,749	54,944	(28,195)	144,671	125,061	19,610
Voya Partners, Inc.:						
Voya Global Bond Portfolio - Adviser Class	907	283	624	1,754	719	1,035
Voya Global Bond Portfolio - Initial Class	3,061,951	3,318,856	(256,905)	4,754,221	5,011,738	(257,517)
Voya Global Bond Portfolio - Service Class	26,139	17,957	8,182	27,893	41,635	(13,742)
Voya Index Solution 2025 Portfolio - Initial Class	129,703	152,754	(23,051)	166,873	132,294	34,579
Voya Index Solution 2025 Portfolio - Service 2 Class	84,986	139,512	(54,526)	55,739	145,253	(89,514)
Voya Index Solution 2025 Portfolio - Service Class	195,661	151,860	43,801	46,263	33,408	12,855
Voya Index Solution 2035 Portfolio - Initial Class	174,556	144,015	30,541	209,775	70,155	139,620
Voya Index Solution 2035 Portfolio - Service 2 Class	33,573	27,753	5,820	54,256	89,312	(35,056)
Voya Index Solution 2035 Portfolio - Service Class	169,387	113,114	56,273	52,591	17,799	34,792
Voya Index Solution 2045 Portfolio - Initial Class	158,543	152,399	6,144	170,219	118,600	51,619
Voya Index Solution 2045 Portfolio - Service 2 Class	53,238	34,787	18,451	59,644	93,885	(34,241)
Voya Index Solution 2045 Portfolio - Service Class	108,273	88,767	19,506	38,706	3,866	34,840
Voya Index Solution 2055 Portfolio - Initial Class	166,846	126,462	40,384	146,032	65,907	80,125
Voya Index Solution 2055 Portfolio - Service 2 Class	27,129	19,041	8,088	55,536	55,690	(154)
Voya Index Solution 2055 Portfolio - Service Class	89,652	56,262	33,390	49,871	28,560	21,311
Voya Index Solution Income Portfolio - Initial Class	59,518	99,172	(39,654)	60,736	100,971	(40,235)
Voya Index Solution Income Portfolio - Service 2 Class	26,579	49,852	(23,273)	33,518	48,263	(14,745)
Voya Index Solution Income Portfolio - Service Class	44,273	40,389	3,884	17,270	17,768	(498)
Voya International High Dividend Low Volatility Portfolio - Adviser Class	395	2,324	(1,929)	888	1,979	(1,091)
Voya International High Dividend Low Volatility Portfolio - Initial Class	1,665,987	2,212,099	(546,112)	1,922,756	2,696,545	(773,789)

| | **Year ended December 31** | | | | | |
| | **2019** | | | **2018** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Partners, Inc.: (continued)						
Voya International High Dividend Low Volatility Portfolio - Service Class	1,867	3,960	(2,093)	4,610	11,503	(6,893)
Voya Solution 2025 Portfolio - Adviser Class	259	3,801	(3,542)	269	1,040	(771)
Voya Solution 2025 Portfolio - Initial Class	236,313	149,325	86,988	167,477	132,519	34,958
Voya Solution 2025 Portfolio - Service 2 Class	104,467	227,740	(123,273)	221,827	237,844	(16,017)
Voya Solution 2025 Portfolio - Service Class	1,287,027	1,749,146	(462,119)	1,548,805	2,165,537	(616,732)
Voya Solution 2035 Portfolio - Adviser Class	59	529	(470)	241	1,320	(1,079)
Voya Solution 2035 Portfolio - Initial Class	240,497	75,637	164,860	174,676	56,333	118,343
Voya Solution 2035 Portfolio - Service 2 Class	282,459	380,990	(98,531)	291,368	295,918	(4,550)
Voya Solution 2035 Portfolio - Service Class	1,435,921	1,672,162	(236,241)	1,342,086	1,706,633	(364,547)
Voya Solution 2045 Portfolio - Adviser Class	15	14	1	33	678	(645)
Voya Solution 2045 Portfolio - Initial Class	172,097	90,496	81,601	166,443	122,344	44,099
Voya Solution 2045 Portfolio - Service 2 Class	125,765	184,940	(59,175)	162,254	158,821	3,433
Voya Solution 2045 Portfolio - Service Class	1,079,684	1,136,874	(57,190)	1,101,549	1,737,240	(635,691)
Voya Solution 2055 Portfolio - Initial Class	105,231	27,950	77,281	66,358	31,097	35,261
Voya Solution 2055 Portfolio - Service 2 Class	56,600	69,219	(12,619)	75,929	58,437	17,492
Voya Solution 2055 Portfolio - Service Class	542,185	366,855	175,330	475,658	466,888	8,770
Voya Solution Balanced Portfolio - Service Class	57,489	69,726	(12,237)	82,776	141,546	(58,770)
Voya Solution Income Portfolio - Adviser Class	—	1,528	(1,528)	—	1,331	(1,331)
Voya Solution Income Portfolio - Initial Class	88,856	120,185	(31,329)	145,605	188,592	(42,987)
Voya Solution Income Portfolio - Service 2 Class	96,853	149,150	(52,297)	103,201	164,549	(61,348)
Voya Solution Income Portfolio - Service Class	667,378	1,183,991	(516,613)	541,335	1,181,620	(640,285)
Voya Solution Moderately Conservative Portfolio - Service Class	122,790	80,597	42,193	81,321	144,038	(62,717)
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	329	319	10	21	950	(929)
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	158,796	454,173	(295,377)	244,819	260,725	(15,906)
VY® American Century Small-Mid Cap Value Portfolio - Service Class	1,821,555	1,273,548	548,007	684,409	842,315	(157,906)
VY® Baron Growth Portfolio - Adviser Class	306	1,155	(849)	974	5,067	(4,093)
VY® Baron Growth Portfolio - Service Class	2,199,034	1,621,251	577,783	1,229,102	1,339,128	(110,026)
VY® Columbia Contrarian Core Portfolio - Service Class	68,823	106,652	(37,829)	372,988	429,177	(56,189)
VY® Columbia Small Cap Value II Portfolio - Adviser Class	—	203	(203)	—	735	(735)
VY® Columbia Small Cap Value II Portfolio - Service Class	45,575	83,365	(37,790)	55,164	69,093	(13,929)

| | Year ended December 31 | | | | | |
| | 2019 | | | 2018 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc.: (continued)						
VY® Invesco Comstock Portfolio - Adviser Class	301	1,248	(947)	732	8,391	(7,659)
VY® Invesco Comstock Portfolio - Service Class	1,557,631	1,656,610	(98,979)	623,188	865,910	(242,722)
VY® Invesco Equity and Income Portfolio - Adviser Class	405	5,431	(5,026)	15,305	18,175	(2,870)
VY® Invesco Equity and Income Portfolio - Initial Class	1,609,527	2,809,804	(1,200,277)	1,687,901	3,385,785	(1,697,884)
VY® Invesco Equity and Income Portfolio - Service Class	16,784	35,912	(19,128)	13,576	36,766	(23,190)
VY® Invesco Oppenheimer Global Portfolio - Adviser Class	100	856	(756)	594	8,906	(8,312)
VY® Invesco Oppenheimer Global Portfolio - Initial Class	3,330,556	5,093,462	(1,762,906)	3,217,060	5,185,833	(1,968,773)
VY® Invesco Oppenheimer Global Portfolio - Service Class	4,786	5,230	(444)	4,429	7,033	(2,604)
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	109	1,286	(1,177)	665	3,261	(2,596)
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	84,055	227,949	(143,894)	96,404	190,395	(93,991)
VY® JPMorgan Mid Cap Value Portfolio - Service Class	739,176	935,458	(196,282)	568,040	780,619	(212,579)
VY® Pioneer High Yield Portfolio - Initial Class	5,972,793	7,752,033	(1,779,240)	902,814	957,110	(54,296)
VY® Pioneer High Yield Portfolio - Service Class	1,911	11,357	(9,446)	6,703	16,221	(9,518)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	296	535	(239)	169	1,091	(922)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	2,014,985	2,634,191	(619,206)	1,995,216	3,110,321	(1,115,105)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	4,093	12,811	(8,718)	7,369	10,717	(3,348)
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	381	3,919	(3,538)	4,016	27,807	(23,791)
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	15,209,008	13,793,775	1,415,233	4,040,160	4,348,348	(308,188)
VY® T. Rowe Price Growth Equity Portfolio - Service Class	10,132	37,585	(27,453)	25,630	41,004	(15,374)
Voya Series Fund, Inc.:						
Voya Corporate Leaders 100 Fund - Class I	115,626	123,565	(7,939)	186,564	115,413	71,151
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	1,176,834	1,175,186	1,648	916,794	965,008	(48,214)
Voya Strategic Allocation Growth Portfolio - Class I	483,348	570,917	(87,569)	471,427	685,366	(213,939)
Voya Strategic Allocation Moderate Portfolio - Class I	845,269	992,141	(146,872)	901,240	1,151,914	(250,674)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	200	3,804	(3,604)	1,106	6,837	(5,731)
Voya Growth and Income Portfolio - Class I	7,361,771	10,147,939	(2,786,168)	9,301,928	12,386,080	(3,084,152)
Voya Growth and Income Portfolio - Class S	1,531	1,545	(14)	2,972	8,570	(5,598)

| | Year ended December 31 | | | | | |
| | **2019** | | | **2018** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Variable Portfolios, Inc.:						
Voya Global Equity Portfolio - Class I	3,810,656	3,912,017	(101,361)	2,978,563	3,607,774	(629,211)
Voya Global Equity Portfolio - Class S	66,418	154,154	(87,736)	74,787	159,547	(84,760)
Voya Index Plus LargeCap Portfolio - Class I	3,027,125	3,967,308	(940,183)	2,808,901	3,151,649	(342,748)
Voya Index Plus LargeCap Portfolio - Class S	56	1,003	(947)	366	589	(223)
Voya Index Plus MidCap Portfolio - Class I	2,830,622	2,647,839	182,783	1,331,123	2,104,075	(772,952)
Voya Index Plus MidCap Portfolio - Class S	190	794	(604)	16	47	(31)
Voya Index Plus SmallCap Portfolio - Class I	511,557	928,183	(416,626)	626,938	980,858	(353,920)
Voya Index Plus SmallCap Portfolio - Class S	58	978	(920)	33	706	(673)
Voya International Index Portfolio - Class I	1,089,060	1,120,328	(31,268)	1,194,503	1,011,520	182,983
Voya International Index Portfolio - Class S	17	—	17	24	90	(66)
Voya Russell™ Large Cap Growth Index Portfolio - Class I	17,941,062	17,776,014	165,048	1,300,333	1,158,973	141,360
Voya Russell™ Large Cap Growth Index Portfolio - Class S	14,514	5,600	8,914	30,893	23,626	7,267
Voya Russell™ Large Cap Index Portfolio - Class I	1,512,475	1,187,425	325,050	1,591,999	1,014,378	577,621
Voya Russell™ Large Cap Index Portfolio - Class S	176,779	178,294	(1,515)	129,243	129,156	87
Voya Russell™ Large Cap Value Index Portfolio - Class I	5,289	10,542	(5,253)	3,411	5,966	(2,555)
Voya Russell™ Large Cap Value Index Portfolio - Class S	151,755	118,308	33,447	150,542	141,998	8,544
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	113,461	105,139	8,322	114,308	108,684	5,624
Voya Russell™ Mid Cap Index Portfolio - Class I	1,893,371	1,509,026	384,345	1,307,304	1,464,644	(157,340)
Voya Russell™ Small Cap Index Portfolio - Class I	1,830,685	1,031,016	799,669	1,059,747	737,370	322,377
Voya Small Company Portfolio - Class I	1,382,101	1,671,176	(289,075)	1,288,863	1,722,520	(433,657)
Voya Small Company Portfolio - Class S	228	20	208	309	20	289
Voya U.S. Bond Index Portfolio - Class I	611,067	404,644	206,423	517,873	446,971	70,902
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class I	1,232,609	1,535,476	(302,867)	1,003,860	1,238,215	(234,355)
Voya MidCap Opportunities Portfolio - Class S	2,675	9,437	(6,762)	7,052	7,165	(113)
Voya SmallCap Opportunities Portfolio - Class I	790,086	825,337	(35,251)	581,289	648,097	(66,808)
Voya SmallCap Opportunities Portfolio - Class S	459	1,423	(964)	1,178	680	498
Wanger Advisors Trust:						
Wanger International	273,812	549,469	(275,657)	367,937	566,517	(198,580)
Wanger Select	128,252	361,161	(232,909)	178,604	475,320	(296,716)

| | Year ended December 31 | | | | | |
| | 2019 | | | 2018 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Wanger Advisor Trust: (continued)						
Wanger USA	365,912	484,200	(118,288)	552,835	537,821	15,014
Washington Mutual Investors Fund[SM], Inc.:						
Washington Mutual Investors Fund[SM] - Class R-3	15,215	76,988	(61,773)	14,184	28,523	(14,339)
Washington Mutual Investors Fund[SM] - Class R-4	1,483,276	1,354,650	128,626	1,653,844	1,271,247	382,597
Wells Fargo Funds Trust:						
Wells Fargo Small Cap Value Fund - Class A	448	7,033	(6,585)	539	564	(25)
Wells Fargo Small Company Growth Fund - Administrator Class	201,292	226,086	(24,794)	612,757	197,735	415,022
Wells Fargo Small Company Value Fund - Class A	12,562	789	11,773	—	—	—
Wells Fargo Special Small Cap Value Fund - Class A	137,920	296,042	(158,122)	148,903	363,027	(214,124)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2019, 2018, 2017, 2016, and 2015, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AB Relative Value Fund - Class A													
2019		6	$11.46	to	$28.25	$167	1.17%	0.70%	to	0.90%	22.02%	to	22.09%
2018		8	$22.43	to	$23.46	$174	1.10%	0.60%	to	0.90%	-6.66%	to	-6.57%
2017		8	$24.03	to	$24.37	$191	0.81%	0.80%	to	0.90%	17.68%	to	17.79%
2016		9	$20.42	to	$20.69	$178	1.75%	0.80%	to	0.90%	10.14%	to	10.29%
2015		9	$18.54	to	$18.76	$169	1.08%	0.80%	to	0.90%	0.32%	to	0.37%
AB VPS Growth and Income Portfolio - Class A													
2019		24	$28.42	to	$28.86	$700	1.26%	1.15%	to	1.25%	22.39%	to	22.50%
2018		24	$23.22	to	$23.56	$572	1.01%	1.15%	to	1.25%	-6.82%	to	-6.69%
2017		25	$24.91	to	$25.25	$622	1.26%	1.15%	to	1.25%	17.49%	to	17.55%
2016		31	$21.21	to	$21.48	$655	0.95%	1.15%	to	1.25%	9.90%	to	10.04%
2015		25	$19.30	to	$19.52	$484	1.51%	1.15%	to	1.25%	0.47%	to	0.57%
Aberdeen International Equity Fund - Institutional Class													
2019		1,475		$11.63		$17,155	1.47%	—				23.46%	
2018		1,322		$9.42		$12,452	2.69%	—				-15.14%	
2017		1,117		$11.10		$12,399	1.56%	—				26.28%	
2016		784		$8.79		$6,893	2.63%	—				6.55%	
2015	7/14/2015	249		$8.25		$2,052	(a)	—				(a)	
Invesco Floating Rate Fund - Class R5													
2019		31	$11.22	to	$11.94	$359	5.96%	0.30%	to	1.40%	6.13%	to	7.28%
2018		26	$10.57	to	$11.13	$279	5.52%	0.30%	to	1.40%	-1.49%	to	-0.27%
2017		14	$10.73	to	$11.16	$156	4.09%	0.30%	to	1.40%	2.88%	to	4.01%
2016		8	$10.42	to	$10.73	$82	4.68%	0.30%	to	1.40%	9.84%	to	10.85%
2015		5	$9.53	to	$9.58	$47	5.06%	0.95%	to	1.25%	-3.74%	to	-3.43%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Oppenheimer Capital Appreciation Fund - Class A													
2019		3	$25.38	to	$26.83	$75	—	0.85%	to	1.20%	34.43%	to	34.89%
2018		3	$18.88	to	$19.89	$66	—	0.85%	to	1.20%	-7.09%	to	-6.75%
2017		3	$20.32	to	$21.33	$74	0.01%	0.85%	to	1.20%	25.05%	to	25.47%
2016		4	$16.25	to	$17.00	$64	—	0.85%	to	1.20%	-3.50%	to	-3.19%
2015		5	$16.84	to	$17.56	$85	—	0.85%	to	1.20%	2.00%	to	2.33%
Invesco Oppenheimer Main Street Fund - Class A													
2019		112	$13.13	to	$15.16	$1,650	1.02%	0.75%	to	1.20%	30.45%	to	30.91%
2018		81	$10.03	to	$11.60	$910	1.17%	0.75%	to	1.20%	-9.05%	to	-8.57%
2017		64	$10.97	to	$12.72	$796	1.34%	0.75%	to	1.20%	15.34%	to	15.43%
2016	5/13/2016	17		$11.02		$182	(b)		1.20%			(b)	
2015		(b)		(b)		(b)	(b)		(b)			(b)	
Invesco Mid Cap Core Equity Fund - Class A													
2019		154	$22.62	to	$29.09	$3,825	0.29%	0.15%	to	1.60%	23.81%	to	25.61%
2018		155	$18.25	to	$23.35	$3,104	0.11%	0.15%	to	1.60%	-13.30%	to	-12.09%
2017		171	$21.05	to	$26.80	$3,949	0.14%	0.15%	to	1.70%	13.12%	to	14.86%
2016		187	$18.57	to	$23.53	$3,791	0.29%	0.15%	to	1.70%	10.34%	to	11.81%
2015		197	$16.83	to	$21.22	$3,609	0.03%	0.15%	to	1.60%	-5.87%	to	-4.45%
Invesco Small Cap Growth Fund - Class A													
2019		3		$35.94		$114	—		1.00%			23.04%	
2018		3		$29.21		$91	—		1.00%			9.90%	
2017		3		$32.42		$102	—		1.00%			23.68%	
2016		3		$26.22		$72	—		1.00%			10.21%	
2015		3		$23.79		$75	—		1.00%			-2.82%	
Invesco International Growth Fund - Class R5													
2019		50	$12.11	to	$15.02	$715	2.42%	0.75%	to	0.95%	27.21%	to	27.40%
2018		46	$9.52	to	$11.79	$523	1.16%	0.75%	to	0.95%	-15.90%	to	-15.67%
2017		50	$11.32	to	$13.98	$686	2.17%	0.75%	to	0.95%		21.99%	
2016		48		$11.46		$547	1.69%		0.85%			-1.38%	
2015		39		$11.62		$453	1.63%		0.85%			-3.09%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Oppenheimer International Growth Fund - Class Y													
2019		67	$11.32	to	$11.98	$770	1.27%	0.40%	to	1.40%	27.19%	to	28.54%
2018		55	$8.90	to	$9.32	$492	1.45%	0.40%	to	1.40%	-20.46%	to	-19.72%
2017		42	$11.19	to	$11.61	$474	1.12%	0.40%	to	1.40%	25.17%	to	26.47%
2016		28	$8.94	to	$9.18	$255	1.80%	0.40%	to	1.40%	-3.34%	to	-2.44%
2015		12	$9.27	to	$9.41	$114	1.61%	0.40%	to	1.35%	2.09%	to	2.95%
Invesco Oppenheimer International Small-Mid Company Fund - Class Y													
2019		48	$16.39	to	$17.19	$795	0.45%	0.55%	to	1.40%	23.33%	to	24.38%
2018		40	$13.29	to	$13.82	$543	0.86%	0.55%	to	1.40%	-10.51%	to	-9.73%
2017		41	$14.85	to	$15.31	$616	1.30%	0.55%	to	1.40%	36.36%	to	37.31%
2016		33	$10.89	to	$11.07	$365	0.58%	0.75%	to	1.40%	-1.63%	to	-1.17%
2015		15	$11.07	to	$11.15	$163	—	0.95%	to	1.40%	13.54%	to	14.12%
Invesco Endeavor Fund - Class A													
2019		1	$23.61	to	$24.81	$26	—	0.45%	to	0.95%	20.58%	to	21.20%
2018		1	$19.58	to	$20.47	$14	—	0.45%	to	0.95%	-17.87%	to	-17.46%
2017		1	$23.84	to	$24.80	$15	—	0.45%	to	0.95%	16.55%	to	16.93%
2016		1	$20.00	to	$21.21	$12	—	0.45%	to	1.30%	19.26%	to	20.31%
2015		1	$16.77	to	$17.63	11	—	0.45%	to	1.30%	-11.86%	to	-11.18%
Invesco Health Care Fund - Investor Class													
2019		1	$83.22	to	$94.13	$115	—	0.65%	to	1.50%	30.01%	to	31.14%
2018		2	$64.01	to	$71.78	$132	—	0.65%	to	1.50%	-1.04%	to	-0.19%
2017		2	$64.67	to	$71.91	$109	—	0.65%	to	1.50%	13.73%	to	14.72%
2016		3	$56.86	to	$62.69	$190	—	0.65%	to	1.50%	-13.02%	to	-12.28%
2015		4	$65.38	to	$71.47	$258	—	0.65%	to	1.50%	1.46%	to	2.32%
Invesco Oppenheimer Developing Markets Fund - Class A													
2019		3,775	$12.89	to	$118.87	$246,688	—	0.00%	to	1.75%	21.86%	to	23.99%
2018		4,037	$10.47	to	$95.87	$216,966	—	0.00%	to	1.75%	-13.67%	to	-12.14%
2017		4,354	$12.01	to	$109.12	$268,701	—	0.00%	to	1.75%	32.45%	to	34.81%
2016		3,352	$10.31	to	$80.96	$197,196	—	0.00%	to	1.75%	5.05%	to	6.94%
2015		3,558	$9.74	to	$75.74	$197,414	0.38%	0.00%	to	1.75%	-15.58%	to	-14.07%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Oppenheimer Developing Markets Fund - Class Y													
2019		3,305	$14.09	to	$15.45	$49,389	0.55%	0.00%	to	1.25%	22.74%	to	24.30%
2018		3,523	$11.48	to	$12.43	$42,564	0.56%	0.00%	to	1.25%	-13.03%	to	-11.91%
2017		3,726	$13.20	to	$14.11	$51,340	0.67%	0.00%	to	1.25%	33.47%	to	35.15%
2016		3,464	$9.89	to	$10.44	$35,494	0.53%	0.00%	to	1.25%	5.78%	to	7.08%
2015		3,532	$9.35	to	$9.75	$33,914	0.69%	0.00%	to	1.25%	-14.85%	to	-13.79%
Invesco Oppenheimer International Bond Fund - Class A													
2019		4	$11.70	to	$12.54	$44	5.59%	0.70%	to	1.40%	8.37%	to	8.67%
2018		12	$10.99	to	$11.80	$135	4.75%	0.45%	to	1.25%	-7.02%	to	-6.27%
2017		13	$11.82	to	$12.59	$160	3.79%	0.45%	to	1.25%	9.44%	to	10.34%
2016		15	$10.58	to	$11.41	$163	4.02%	0.45%	to	1.55%	4.55%	to	5.45%
2015		5	$10.12	to	$10.64	$54	3.60%	0.70%	to	1.55%	-5.24%	to	-4.40%
Invesco High Yield Fund - Class R5													
2019		69	$11.51	to	$12.25	$800	6.15%	0.30%	to	1.40%	11.96%	to	13.22%
2018		51	$10.28	to	$10.82	$533	5.54%	0.30%	to	1.40%	-4.64%	to	-3.57%
2017		37	$10.78	to	$11.22	$405	5.31%	0.30%	to	1.40%	5.17%	to	6.35%
2016		26	$10.25	to	$10.55	$269	5.73%	0.30%	to	1.40%	10.10%	to	11.29%
2015		16	$9.31	to	$9.48	$153	6.38%	0.30%	to	1.40%	-4.12%	to	-3.07%
Invesco American Value Fund - Class R5													
2019		77	$12.87	to	$13.50	$1,002	0.34%	0.55%	to	1.40%	23.39%	to	24.42%
2018		72	$10.43	to	$10.85	$754	0.92%	0.55%	to	1.40%	-13.80%	to	-13.41%
2017		62	$12.10	to	$12.30	$761	1.02%	0.95%	to	1.40%	8.33%	to	8.75%
2016		64	$11.17	to	$11.31	$717	0.48%	0.95%	to	1.40%	14.45%	to	15.06%
2015		85	$9.76	to	$9.83	$830	0.19%	0.95%	to	1.40%	-9.88%	to	-9.48%
Invesco Energy Fund - Class R5													
2019		10	$4.43	to	$4.72	$47	2.20%	0.30%	to	1.40%	3.75%	to	5.12%
2018		10	$4.27	to	$4.49	$44	2.41%	0.30%	to	1.40%	-27.50%	to	-26.75%
2017		20	$5.89	to	$6.13	$122	4.30%	0.30%	to	1.40%	-9.10%	to	-8.51%
2016		6	$6.48	to	$6.58	$40	2.29%	0.80%	to	1.40%	23.43%	to	24.01%
2015		2	$5.25	to	$5.29	$9	—	0.95%	to	1.40%	-30.09%	to	-29.75%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Oppenheimer Gold & Special Minerals Fund - Class A													
2019		10	$7.59	to	$8.26	$79	—	0.80%	to	1.65%	44.02%	to	45.17%
2018		8	$5.27	to	$5.69	$45	—	0.80%	to	1.65%		-14.29%	
2017		8	$6.12	to	$6.92	$52	3.12%	0.20%	to	1.75%	15.04%	to	16.89%
2016		7	$5.32	to	$5.92	$38	8.12%	0.20%	to	1.75%	46.67%	to	48.37%
2015		6	$3.66	to	$3.99	$24	—	0.20%	to	1.65%	-24.09%	to	-23.27%
Invesco Small Cap Value Fund - Class A													
2019		1	$30.76	to	$35.90	$45	—	0.20%	to	1.65%	29.90%	to	31.79%
2018		2	$23.68	to	$27.24	$60	—	0.20%	to	1.65%	-26.53%	to	-25.43%
2017		4	$32.23	to	$36.53	$152	—	0.20%	to	1.65%	16.35%	to	17.46%
2016		11	$27.70	to	$30.71	$318	0.18%	0.30%	to	1.65%	16.34%	to	17.59%
2015		12	$23.81	to	$26.22	$305	—	0.20%	to	1.65%	-10.32%	to	-8.99%
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I													
2019		1	$12.33	to	$25.25	$18	—	1.25%	to	1.50%	37.31%	to	37.68%
2018		1	$8.98	to	$18.34	$14	—	1.25%	to	1.50%	-7.52%	to	-7.28%
2017		2	$9.71	to	$19.78	$16	0.03%	1.25%	to	1.50%	26.93%	to	27.20%
2016		2	$7.65	to	$15.55	$14	—	1.25%	to	1.50%	0.79%	to	1.04%
2015		2	$7.59	to	$15.39	$15	—	1.25%	to	1.50%	4.98%	to	5.34%
Invesco Oppenheimer V.I. Global Fund - Series I													
2019		6	$33.47	to	$57.58	$292	0.76%	0.50%	to	1.40%	29.96%	to	31.13%
2018		6	$25.59	to	$43.91	$231	1.17%	0.50%	to	1.40%	-14.40%	to	-13.61%
2017		6	$25.66	to	$50.83	$283	0.94%	0.50%	to	1.80%	34.21%	to	35.98%
2016		6	$19.12	to	$37.38	$211	0.98%	0.50%	to	1.80%	-1.70%	to	-0.43%
2015		7	$19.45	to	$37.54	$225	1.34%	0.50%	to	1.80%	2.10%	to	3.44%
Invesco Oppenheimer V.I. Global Strategic Income Fund - Series I													
2019		4	$22.70	to	$26.44	$98	4.26%	0.55%	to	1.25%	9.40%	to	10.21%
2018		4	$20.75	to	$23.99	$90	5.41%	0.55%	to	1.25%	-5.60%	to	-4.91%
2017		4	$21.98	to	$25.23	$95	2.30%	0.55%	to	1.25%	4.97%	to	5.70%
2016		4	$20.94	to	$23.87	$90	4.71%	0.55%	to	1.25%	5.23%	to	5.95%
2015		4	$19.90	to	$22.34	$96	6.19%	0.60%	to	1.25%	-3.49%	to	-2.83%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Oppenheimer V.I. Main Street Fund - Series I													
2019		3	$21.14	to	$24.53	$61	1.75%	1.25%	to	1.50%	30.09%	to	30.48%
2018		3	$16.25	to	$18.80	$53	1.68%	1.25%	to	1.50%	-9.27%	to	-9.05%
2017		4	$17.91	to	$20.67	$66	1.26%	1.25%	to	1.50%	15.18%	to	15.47%
2016		4	$15.55	to	$17.90	$64	1.09%	1.25%	to	1.50%	9.97%	to	10.22%
2015		5	$14.14	to	$16.24	$66	1.43%	1.25%	to	1.50%	1.80%	to	2.01%
Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I													
2019		1,156	$11.22	to	$36.50	$29,094	0.20%	0.00%	to	1.50%	24.57%	to	26.47%
2018		1,000	$18.81	to	$29.15	$24,778	0.33%	0.00%	to	1.50%	-11.67%	to	-10.32%
2017		1,058	$21.17	to	$32.83	$29,512	0.87%	0.00%	to	1.50%	12.45%	to	14.17%
2016		1,123	$18.71	to	$29.05	$27,621	0.50%	0.00%	to	1.50%	16.33%	to	18.02%
2015		1,207	$15.99	to	$24.85	$25,350	0.94%	0.00%	to	1.50%	-7.32%	to	-5.91%
Fundamental Investors[SM] - Class R-3													
2019		505	$24.12	to	$99.37	$32,064	—	0.00%	to	1.50%	34.67%	to	36.76%
2018		553	$17.91	to	$72.66	$26,539	—	0.00%	to	1.50%	-5.06%	to	-3.62%
2017		560	$18.86	to	$75.39	$28,558	0.09%	0.00%	to	1.50%	25.44%	to	27.33%
2016		569	$15.03	to	$59.21	$23,516	—	0.00%	to	1.50%	0.74%	to	2.28%
2015		652	$14.92	to	$57.89	$26,133	—	0.00%	to	1.50%	3.40%	to	5.01%
Fundamental Investors[SM] - Class R-4													
2019		1,570	$16.09	to	$29.82	$30,828	0.97%	0.10%	to	1.95%	26.42%	to	28.80%
2018		1,738	$12.62	to	$23.24	$27,039	0.93%	0.00%	to	1.95%	-11.17%	to	-9.39%
2017		1,909	$14.10	to	$25.77	$33,267	1.02%	0.00%	to	1.95%	11.03%	to	13.17%
2016		2,132	$12.61	to	$22.89	$33,203	0.75%	0.00%	to	1.95%	8.06%	to	10.29%
2015		2,339	$11.57	to	$20.86	$33,322	1.13%	0.00%	to	1.95%	-7.56%	to	-5.77%
Alger Responsible Investing Fund - Class A													
2019		204	$22.32	to	$38.57	$7,080	—	0.00%	to	1.50%	31.94%	to	33.88%
2018		234	$15.94	to	$28.81	$6,124	—	0.00%	to	1.50%	-3.15%	to	-1.64%
2017		206	$16.43	to	$29.29	$5,544	—	0.00%	to	1.50%	25.51%	to	27.40%
2016		171	$13.07	to	$22.99	$3,644	—	0.00%	to	1.50%	0.49%	to	2.00%
2015		176	$12.99	to	$22.54	$3,708	—	0.00%	to	1.50%	0.94%	to	2.45%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Alger Capital Appreciation Fund - Class A													
2019		3	$35.23	to	$37.20	$123	—	0.60%	to	1.15%	31.60%	to	32.34%
2018		4	$26.77	to	$28.11	$115	—	0.60%	to	1.15%	-2.12%	to	-1.58%
2017		4	$27.35	to	$28.56	$103	—	0.60%	to	1.15%	30.19%	to	30.41%
2016		22	$20.51	to	$21.90	$481	—	0.60%	to	1.55%	-1.20%	to	-0.37%
2015		56	$20.76	to	$22.48	$1,225	—	0.20%	to	1.55%	5.39%	to	6.04%
AllianzGI NFJ Dividend Value Fund - Class A													
2019		9	$28.41	to	$29.33	$244	1.85%	0.70%	to	1.00%	23.41%	to	23.76%
2018		13	$23.02	to	$23.70	$297	1.91%	0.70%	to	1.00%	-11.02%	to	-10.73%
2017		13	$25.87	to	$26.55	$331	1.88%	0.70%	to	1.00%	14.57%	to	14.89%
2016		13	$22.58	to	$23.11	$293	2.31%	0.70%	to	1.00%	14.68%	to	15.09%
2015		12	$19.69	to	$20.08	$247	2.36%	0.70%	to	1.00%	-9.51%	to	-9.26%
AllianzGI NFJ Large-Cap Value Fund - Institutional Class													
2019		—		$18.76		$8	—		0.80%			23.99%	
2018		—		$15.13		$6	—		0.80%			-10.10%	
2017		—		$16.83		$7	2.04%		0.80%			20.39%	
2016		—		$13.98		$6	2.28%		0.80%			13.47%	
2015		2		$12.32		$26	3.77%		0.80%			-6.10%	
AllianzGI NFJ Small-Cap Value Fund - Class A													
2019		1	$28.32	to	$31.91	$29	—	0.70%	to	1.45%	22.49%	to	23.40%
2018		9	$23.12	to	$26.44	$240	2.88%	0.55%	to	1.45%	-20.47%	to	-19.76%
2017		12	$29.07	to	$32.95	$385	0.41%	0.55%	to	1.45%	8.35%	to	9.07%
2016		19	$26.55	to	$30.21	$546	1.36%	0.55%	to	1.55%	21.47%	to	22.26%
2015		22	$21.68	to	$24.71	$535	1.66%	0.55%	to	1.65%	-9.82%	to	-8.82%
Amana Growth Fund - Investor Class													
2019		2,178	$11.37	to	$39.56	$62,144	0.40%	0.00%	to	1.70%	30.84%	to	33.09%
2018		1,900	$20.93	to	$30.28	$46,429	0.46%	0.00%	to	1.70%	0.69%	to	2.43%
2017		1,942	$20.74	to	$29.64	$46,559	0.49%	0.00%	to	1.70%	26.82%	to	29.03%
2016		1,998	$16.32	to	$23.04	$37,550	0.65%	0.00%	to	1.70%	5.91%	to	7.62%
2015		2,141	$15.40	to	$21.46	$37,723	0.48%	0.00%	to	1.60%	-2.00%	to	-0.46%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Amana Income Fund - Investor Class													
2019		2,815	$11.34	to	$31.61	$74,306	1.25%	0.00%	to	1.50%	23.38%	to	25.29%
2018		3,088	$18.69	to	$25.70	$66,562	1.19%	0.00%	to	1.50%	-6.64%	to	-5.21%
2017		3,299	$20.01	to	$27.18	$75,988	0.55%	0.00%	to	1.50%	19.88%	to	21.66%
2016		3,553	$16.70	to	$22.40	$67,948	1.39%	0.00%	to	1.60%	7.62%	to	9.36%
2015		3,678	$15.50	to	$20.53	$64,741	1.45%	0.00%	to	1.60%	-4.43%	to	-2.86%
American Balanced Fund® - Class R-3													
2019		74	$23.35	to	$29.41	$1,969	1.51%	0.00%	to	1.45%	17.04%	to	18.78%
2018		124	$19.95	to	$24.76	$2,791	1.60%	0.00%	to	1.45%	-4.45%	to	-3.05%
2017		126	$20.59	to	$25.54	$2,956	1.39%	0.00%	to	1.55%	13.32%	to	15.05%
2016		212	$18.17	to	$22.20	$4,359	1.40%	0.00%	to	1.55%	6.57%	to	8.24%
2015		266	$17.05	to	$20.51	$5,103	1.30%	0.00%	to	1.55%	-0.23%	to	1.33%
American Beacon Small Cap Value Fund - Investor Class													
2019		35	$10.96	to	$13.87	$463	1.03%	0.55%	to	1.25%	21.51%	to	22.42%
2018		28	$8.99	to	$11.33	$315	0.32%	0.55%	to	1.25%	-16.96%	to	-16.38%
2017		23	$10.79	to	$13.55	$303	0.27%	0.55%	to	1.25%	7.05%	to	7.46%
2016		17	$12.34	to	$12.51	$212	0.66%	0.75%	to	1.25%	24.77%	to	25.48%
2015		12	$9.89	to	$9.96	$118	1.10%	0.85%	to	1.25%	-6.52%	to	-6.13%
Inflation-Adjusted Bond Fund - Investor Class													
2019		2,226	$10.51	to	$14.21	$26,836	2.33%	0.00%	to	1.80%	5.96%	to	7.90%
2018		2,568	$9.82	to	$13.17	$29,126	2.83%	0.00%	to	1.80%	-4.20%	to	-2.52%
2017		2,734	$10.15	to	$13.51	$31,930	2.53%	0.00%	to	1.90%	1.15%	to	3.05%
2016		2,011	$9.93	to	$13.11	$24,388	2.00%	0.00%	to	1.90%	2.81%	to	4.71%
2015		2,082	$9.56	to	$12.52	$24,336	0.93%	0.00%	to	1.90%	-4.00%	to	-2.11%
Income & Growth Fund - A Class													
2019		486	$23.72	to	$79.69	$11,609	1.84%	0.65%	to	1.20%	22.21%	to	22.90%
2018		502	$19.41	to	$64.84	$9,812	1.69%	0.65%	to	1.20%	-8.18%	to	-7.70%
2017		517	$21.14	to	$70.25	$11,002	2.15%	0.65%	to	1.20%	18.83%	to	19.51%
2016		537	$17.79	to	$58.78	$9,606	2.09%	0.65%	to	1.20%	11.96%	to	12.58%
2015		590	$15.89	to	$52.21	$9,398	1.94%	0.65%	to	1.20%	-7.02%	to	-6.52%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fundamental Investors[SM] - Class R-3													
2019		46	$21.39	to	$25.32	$1,090	1.31%	0.00%	to	1.45%	25.38%	to	27.17%
2018		47	$17.06	to	$19.91	$889	1.25%	0.00%	to	1.45%	-8.33%	to	-6.96%
2017		52	$18.43	to	$21.40	$1,037	1.12%	0.00%	to	1.55%	21.09%	to	22.68%
2016		89	$15.22	to	$17.26	$1,482	1.28%	0.10%	to	1.55%	10.51%	to	11.90%
2015		92	$13.89	to	$15.52	$1,374	0.90%	0.00%	to	1.45%	1.67%	to	3.05%
Fundamental InvestorsSM - Class R-4													
2019		5,153	$22.02	to	$26.23	$121,394	1.56%	0.00%	to	1.50%	25.61%	to	27.58%
2018		5,236	$17.53	to	$20.56	$97,554	1.56%	0.00%	to	1.50%	-8.03%	to	-6.67%
2017		5,519	$19.06	to	$22.03	$111,597	1.49%	0.00%	to	1.50%	21.48%	to	23.28%
2016		5,117	$15.69	to	$17.87	$84,728	1.60%	0.00%	to	1.50%	10.81%	to	12.53%
2015		4,855	$14.16	to	$15.88	$72,172	1.44%	0.00%	to	1.50%	1.80%	to	3.32%
American Mutual Fund® - Class R-4													
2019		115	$23.45	to	$26.62	$2,782	0.90%	0.00%	to	1.40%	19.95%	to	21.66%
2018		430	$19.55	to	$21.88	$9,173	2.09%	0.00%	to	1.40%	-3.46%	to	-2.15%
2017		364	$20.25	to	$22.36	$7,946	2.01%	0.00%	to	1.40%	15.91%	to	17.62%
2016		251	$17.47	to	$19.01	$4,659	2.12%	0.00%	to	1.40%	12.56%	to	14.11%
2015		193	$15.52	to	$16.66	$3,156	2.07%	0.00%	to	1.40%	-4.26%	to	-2.91%
AMG Managers Fairpointe Mid Cap Fund - Class N													
2019		1,259	$10.33	to	$23.75	$22,420	0.87%	0.00%	to	1.50%	13.72%	to	15.46%
2018		1,202	$18.07	to	$20.57	$22,907	0.34%	0.00%	to	1.50%	-19.80%	to	-18.60%
2017		1,477	$22.53	to	$25.27	$34,886	—	0.00%	to	1.50%	9.85%	to	11.52%
2016		1,865	$16.89	to	$22.66	$38,429	0.33%	0.00%	to	1.50%	22.17%	to	24.10%
2015		2,026	$13.73	to	$18.26	$33,918	0.26%	0.00%	to	1.50%	-11.68%	to	-10.36%
Ariel Appreciation Fund - Investor Class													
2019		6	$24.14	to	$29.69	$177	0.68%	0.60%	to	1.90%	22.23%	to	23.86%
2018		18	$19.75	to	$23.97	$412	0.85%	0.60%	to	1.90%	-15.60%	to	-14.51%
2017		19	$23.40	to	$28.04	$529	0.82%	0.60%	to	1.90%	12.93%	to	14.40%
2016		21	$20.72	to	$24.51	$506	0.61%	0.60%	to	1.90%	10.57%	to	12.02%
2015		26	$18.74	to	$21.88	$551	0.96%	0.60%	to	1.90%	-8.00%	to	-6.77%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Ariel Fund - Investor Class													
2019		384	$23.82	to	$41.45	$10,234	0.88%	0.30%	to	1.90%	22.35%	to	24.30%
2018		415	$19.40	to	$33.35	$9,051	0.95%	0.00%	to	1.90%	-15.32	to	-13.68
2017		432	$22.81	to	$38.75	$11,013	0.67%	0.00%	to	1.90%	13.71%	to	15.90%
2016		514	$19.98	to	$33.54	$11,259	—	0.00%	to	1.90%	13.39%	to	15.54%
2015		614	$17.55	to	$29.11	$11,649	0.68%	0.00%	to	1.90%	-5.93%	to	-4.07%
Artisan International Fund - Investor Shares													
2019		784	$13.16	to	$23.93	$11,144	0.92%	0.00%	to	1.50%	27.27%	to	29.27%
2018		885	$10.34	to	$18.72	$9,892	1.12%	0.00%	to	1.50%	-12.22%	to	-10.87%
2017		1,026	$11.78	to	$21.22	$13,001	0.73%	0.00%	to	1.50%	29.03%	to	30.99%
2016		1,131	$9.13	to	$16.12	$11,019	1.04%	0.00%	to	1.50%	-11.01%	to	-9.65%
2015		1,338	$10.26	to	$18.07	$14,558	—	0.00%	to	1.50%	-5.26%	to	-3.85%
BlackRock Equity Dividend Fund - Investor A Shares													
2019		34	$25.76	to	$29.01	$964	1.85%	0.40%	to	1.60%	25.31%	to	26.74%
2018		35	$20.48	to	$22.89	$769	1.54%	0.40%	to	1.65%	-8.98%	to	-7.81%
2017		37	$22.49	to	$25.43	$920	1.21%	0.10%	to	1.65%	14.56%	to	16.33%
2016		64	$19.64	to	$21.86	$1,363	1.80%	0.10%	to	1.65%	14.12%	to	15.91%
2015		69	$17.21	to	$18.86	$1,273	1.62%	0.10%	to	1.65%	-2.05%	to	-0.53%
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares													
2019		466	$15.26	to	$16.60	$7,651	—	0.00%	to	1.40%	23.86%	to	25.67%
2018		496	$12.32	to	$13.34	$6,535	0.45%	0.00%	to	1.40%	6.75%	to	8.20%
2017		300	$11.54	to	$12.44	$3,677	0.06%	0.05%	to	1.40%	23.42%	to	24.26%
2016		124	$9.35	to	$10.05	$1,228	—	0.10%	to	1.40%	-7.06%	to	-5.81%
2015	12/7/2015	17	$10.07	to	$10.15	$171	(a)	0.10%	to	1.25%		(a)	
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares													
2019		1,831	$14.99	to	$16.08	$28,072	0.31%	0.00%	to	1.50%	23.37%	to	25.23%
2018		2,017	$12.15	to	$12.84	$24,939	0.11%	0.00%	to	1.50%	6.39%	to	7.99%
2017		1,777	$11.42	to	$11.89	$20,564	—	0.00%	to	1.50%	22.93%	to	24.76%
2016		1,320	$9.29	to	$9.53	12,358	—	0.00%	to	1.50%	-7.47%	to	-6.02%
2015	5/5/2015	1,241	$10.04	to	$10.14	$12,497	(a)	0.00%	to	1.50%		(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
BlackRock Mid Cap Dividend Fund - Institutional Shares													
2019		19	$13.95	to	$14.84	$269	1.75%	0.30%	to	1.40%	27.75%	to	29.16%
2018		17	$10.92	to	$11.49	$188	2.00%	0.30%	to	1.40%	-10.78%	to	-9.81%
2017		17	$12.24	to	$12.74	$213	1.60%	0.30%	to	1.40%	7.36%	to	8.52%
2016		12	$11.40	to	$11.74	$136	0.78%	0.30%	to	1.40%	21.02%	to	22.42%
2015		7	$9.42	to	$9.59	66	2.30%	0.30%	to	1.40%	-8.01%	to	-6.99%
BlackRock Mid Cap Dividend Fund - Investor A Shares													
2019		442	$31.31	to	$36.34	$14,680	1.42%	0.10%	to	1.50%	27.33%	to	29.09%
2018		459	$24.59	to	$28.15	$11,923	1.66%	0.10%	to	1.50%	-11.10%	to	-9.83%
2017		500	$27.66	to	$31.22	$14,540	1.15%	0.10%	to	1.50%	6.96%	to	8.44%
2016		570	$25.76	to	$28.79	$15,474	0.45%	0.10%	to	1.55%	20.43%	to	22.20%
2015		566	$21.39	to	$23.72	$12,705	0.74%	0.00%	to	1.55%	-8.29%	to	-6.87%
Bond Fund of America[SM] - Class R-4													
2019		1,162	$10.27	to	$14.45	$14,957	2.18%	0.00%	to	1.50%	6.40%	to	8.00%
2018		879	$11.40	to	$13.38	$10,636	2.26%	0.00%	to	1.50%	-1.64%	to	-0.07%
2017		857	$11.59	to	$13.39	$10,477	1.86%	0.00%	to	1.50%	1.67%	to	3.16%
2016		850	$11.40	to	$12.98	$10,133	1.73%	0.00%	to	1.50%	1.24%	to	2.77%
2015		861	$11.26	to	$12.63	$10,093	1.98%	0.00%	to	1.50%	-1.23%	to	0.24%
Calvert US Large-Cap Core Responsible Index Fund - Class A													
2019	6/4/2019	1		$11.16		$8	(e)		1.00%			(e)	
2018		(e)		(e)		(e)	(e)		(e)			(e)	
2017		(e)		(e)		(e)	(e)		(e)			(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
Calvert VP SRI Balanced Portfolio													
2019		1,319	$18.49	to	$61.56	$53,468	1.57%	0.00%	to	1.50%	22.56%	to	24.44%
2018		1,371	$14.99	to	$49.86	$45,323	1.81%	0.00%	to	1.50%	-4.12%	to	-2.66%
2017		1,449	$15.54	to	$51.61	$49,710	1.98%	0.00%	to	1.50%	10.34%	to	11.95%
2016		1,628	$14.00	to	$46.46	$49,756	1.83%	0.00%	to	1.50%	6.22%	to	7.88%
2015		1,695	$13.10	to	$43.45	$49,166	0.12%	0.00%	to	1.50%	-3.67%	to	-2.17%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Capital Income Builder® - Class R-4													
2019		505	$11.62	to	$12.46	$5,991	3.27%	0.00%	to	1.50%	15.62%	to	17.33%
2018		448	$10.05	to	$10.62	$4,575	3.48%	0.00%	to	1.50%	-8.47%	to	-7.09%
2017		390	$10.98	to	$11.43	$4,337	3.57%	0.00%	to	1.50%	12.38%	to	14.19%
2016		291	$9.77	to	$10.01	$2,866	3.91%	0.00%	to	1.50%	5.28%	to	6.53%
2015	5/21/2015	35	$9.28	to	$9.34	$330	(a)	0.40%	to	1.50%		(a)	
Capital World Growth & Income Fund[SM] - Class R-3													
2019		24	$24.61	to	$27.52	$637	1.51%	0.20%	to	1.25%	23.42%	to	24.69%
2018		26	$19.94	to	$22.07	$557	1.79%	0.20%	to	1.25%	-11.69%	to	-10.76%
2017		27	$22.58	to	$25.16	$670	1.59%	0.00%	to	1.25%	22.72%	to	24.31%
2016		39	$18.40	to	$20.24	$770	2.06%	0.00%	to	1.25%	4.84%	to	6.14%
2015		46	$17.55	to	$19.07	$850	2.09%	0.00%	to	1.25%	-3.68%	to	-2.51%
Cohen & Steers Real Estate Securities Fund, Inc. - Class A													
2019		104	$13.00	to	$13.14	$1,363	1.84%	0.80%	to	1.40%	29.59%	to	29.96%
2018	6/4/2018	5	$9.96	to	$10.08	$53	(d)	0.95%	to	1.25%		(d)	
2017		(d)		(d)		(d)	(d)		(d)			(d)	
2016		(d)		(d)		(d)	(d)		(d)			(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
Cohen & Steers Realty Shares, Inc.													
2019		536	$19.66	to	$22.39	$10,992	2.65%	0.00%	to	1.50%	30.89%	to	32.96%
2018		475	$15.02	to	$16.84	$7,400	3.67%	0.00%	to	1.50%	-5.59%	to	-4.21%
2017		551	$15.91	to	$17.58	$9,057	2.60%	0.00%	to	1.50%	5.50%	to	7.06%
2016		586	$15.08	to	$16.42	$9,073	3.02%	0.00%	to	1.50%	4.00%	to	5.59%
2015		539	$14.50	to	$15.55	$7,976	2.74%	0.00%	to	1.50%	3.48%	to	5.00%
Columbia[SM] Acorn® Fund - Class A Shares													
2019		2	$27.37	to	$29.19	$67	—	0.80%	to	1.45%	24.41%	to	25.23%
2018		3	$22.00	to	$23.31	$58	—	0.80%	to	1.45%	-6.62%	to	-6.01%
2017		3	$23.55	to	$24.80	$63	—	0.80%	to	1.45%		23.94%	
2016		2	$19.46	to	$20.01	$43	—	0.80%	to	1.20%	9.06%	to	9.17%
2015		3	$18.11	to	$18.33	$47	—	0.80%	to	1.00%	-2.84%	to	-2.66%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Columbia[SM] Acorn® Fund - Institutional Class													
2019		—	$24.85			$9	—	0.80%			25.57%		
2018		—	$19.79			$5	—	0.80%			-5.85%		
2017		—	$21.02			$3	—	0.80%			24.23%		
2016		—	$16.92			$1	—	0.80%			—		
2015		—	$14.93			$7	—	1.25%			-2.74%		
Columbia Select Mid Cap Value Fund - Class A Shares													
2019		320	$19.42	to	$23.40	$6,711	0.84%	0.00%	to	1.60%	29.21%	to	31.31%
2018		448	$15.03	to	$17.82	$7,411	0.50%	0.00%	to	1.60%	-14.84%	to	-13.48%
2017		472	$17.65	to	$20.40	$9,051	0.93%	0.05%	to	1.60%	11.50%	to	13.05%
2016		513	$15.83	to	$18.02	$8,702	0.72%	0.10%	to	1.60%	12.19%	to	13.83%
2015		569	$14.11	to	$15.83	$8,510	0.27%	0.10%	to	1.60%	-6.68%	to	-5.27%
Columbia Select Mid Cap Value Fund - Institutional Class													
2019		—	$21.95			$2	—	0.80%			30.50%		
2018		—	$16.82			$2	—	0.80%			-13.92%		
2017		—	$19.54			$2	1.20%	0.80%			12.69%		
2016		—	$17.34			$2	0.98%	0.80%			13.33%		
2015		—	$15.30			$2	—	0.80%			-5.73%		
CRM Mid Cap Value Fund - Investor Shares													
2019		3	$29.38	to	$32.16	$110	—	0.70%	to	1.55%	22.79%	to	23.69%
2018		11	$24.18	to	$26.00	296.00	0.31%	0.70%	to	1.45%	-8.44%	to	-7.74%
2017		12	$26.41	to	$28.18	$351	1.24%	0.70%	to	1.45%	17.33%	to	18.25%
2016		13	$22.33	to	$23.83	$298	0.01%	0.70%	to	1.55%	14.22%	to	15.18%
2015		15	$19.55	to	$21.11	$306	1.01%	0.40%	to	1.55%	-4.07%	to	-2.94%
Davis Financial Fund - Class Y													
2019		5	$15.51	to	$17.26	$76	1.57%	0.30%	to	1.25%	24.98%	to	26.17%
2018		4	$12.40	to	$13.68	$51	1.98%	0.30%	to	1.25%	-12.61%	to	-11.80%
2017		3	$14.19	to	$15.51	$50	0.55%	0.30%	to	1.20%	18.24%	to	18.70%
2016		4	$12.06	to	$12.14	$50	1.55%	0.75%	to	1.05%	14.08%	to	14.42%
2015		—	$10.57	to	$10.61	$1	—	0.75%	to	1.05%	0.86%	to	1.14%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Delaware Small Cap Value Fund - Class A													
2019		174	$11.30	to	$18.45	$2,812	0.95%	0.00%	to	1.50%	25.87%	to	27.86%
2018		192	$13.26	to	$14.43	$2,656	0.60%	0.00%	to	1.50%	-18.80%	to	-17.59%
2017		238	$16.32	to	$17.51	$4,020	0.48%	0.00%	to	1.50%	10.04%	to	11.40%
2016		176	$14.84	to	$15.53	$2,668	0.72%	0.25%	to	1.50%	29.17%	to	30.72%
2015		85	$11.52	to	$11.88	$989	0.71%	0.25%	to	1.40%	-7.77%	to	-6.68%
Delaware Smid Cap Growth Fund - Institutional Class													
2019		941		$17.87		$16,822	—		—			35.58%	
2018		870		$13.18		$11,472	—		—			0.46%	
2017		714		$13.12		$9,364	—		—			35.40%	
2016		475		$9.69		$4,601	0.04%		—			-4.06%	
2015		140		$10.10		$1,410	—		—			—	
DWS Small Cap Growth Fund - Class S													
2019		1	$13.86	to	$14.66	$21	—	0.40%	to	1.40%	19.48%	to	20.56%
2018		1	$11.60	to	$12.16	$16	—	0.40%	to	1.40%	-14.45%	to	-13.51%
2017		2	$13.56	to	$14.06	$31	—	0.40%	to	1.40%	19.37%	to	20.58%
2016		1	$11.36	to	$11.66	$15	—	0.40%	to	1.40%	7.37%	to	8.36%
2015		3	$10.58	to	$10.76	$27	—	0.40%	to	1.40%	-3.64%	to	-2.62%
DWS Equity 500 Index Fund - Class S													
2019		22		$37.43		$820	1.77%		1.00%			29.83%	
2018		22		$28.83		$646	1.74%		1.00%			-5.23%	
2017		24		$30.42		$737	1.83%		1.00%			20.19%	
2016		30		$25.31		$760	1.89%		1.00%			10.48%	
2015		34		$22.91		$783	1.57%		1.00%			0.09%	
DFA Emerging Markets Core Equity Portfolio - Institutional Class Shares													
2019		212		$12.45		$2,645	2.62%		—			16.03%	
2018		188		$10.73		$2,016	2.34%		—			-15.24%	
2017		138		$12.66		$1,752	2.38%		—			36.57%	
2016		78		$9.27		$723	2.23%		—			12.36%	
2015	7/6/2015	23		$8.25		$186	(a)		—			(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
DFA Inflation-Protected Securities Portfolio - Institutional Class Shares													
2019		116	$11.33			$1,318	1.94%	—			8.42%		
2018		100	$10.45			$1,050	2.33%	—			-1.23%		
2017		63	$10.58			$670	2.58%	—			3.22%		
2016		51	$10.25			$525	2.54%	—			4.70%		
2015	7/16/2015	3	$9.79			$34	(a)	—			(a)		
DFA U.S. Targeted Value Portfolio - Institutional Class Shares													
2019		1,385	$12.84			$17,780	1.47%	—			21.48%		
2018		1,237	$10.57			$13,073	1.11%	—			-15.78%		
2017		1,075	$12.55			$13,492	1.25%	—			9.61%		
2016		783	$11.45			$8,970	1.14%	—			26.80%		
2015	7/14/2015	267	$9.03			$2,412	(a)	—			(a)		
Dodge & Cox International Stock Fund													
2019		10	$15.16	to	$17.50	$168	4.08%	0.50%	to	1.95%	20.41%	to	22.12%
2018		9	$12.59	to	$14.33	$126	2.86%	0.50%	to	1.95%	-19.60%	to	-18.39%
2017		9	$15.65	to	$17.56	$154	1.68%	0.50%	to	1.95%	21.58%	to	23.31%
2016		14	$12.88	to	$14.23	$191	1.57%	0.50%	to	1.95%	6.18%	to	7.72%
2015		26	$12.13	to	$13.21	$331	1.93%	0.50%	to	1.95%	-13.05%	to	-11.82%
Dodge & Cox Stock Fund													
2019		5	$28.12	to	$30.59	$135	1.37%	1.00%	to	1.85%	22.53%	to	23.60%
2018		7	$22.95	to	$24.75	$156	1.27%	1.00%	to	1.85%	-8.78%	to	-7.99%
2017		6	$25.16	to	$26.90	$159	1.63%	1.00%	to	1.85%	16.48%	to	17.11%
2016		13	$21.51	to	$23.77	$300	1.46%	0.50%	to	1.95%	18.97%	to	20.66%
2015		17	$18.08	to	$19.70	$328	1.27%	0.50%	to	1.95%	-6.22%	to	-4.97%
Eaton Vance Large-Cap Value Fund - Class R Shares													
2019		—	$29.14			$1	—	0.70%			28.60%		
2018		—	$22.66	to	$23.78	$2	—	0.20%	to	0.70%	-7.70%	to	-7.22%
2017		—	$24.55	to	$25.63	$2	1.00%	0.20%	to	0.70%	13.71%	to	14.27%
2016		—	$21.59	to	$22.43	$2	1.23%	0.20%	to	0.70%	8.49%	to	9.04%
2015		4	$19.90	to	$20.57	$88	1.10%	0.20%	to	0.70%	-2.02%	to	-1.53%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
EuroPacific Growth Fund® - Class R-3													
2019		103	$10.45	to	$29.87	$2,757	0.70%	0.00%	to	1.55%	24.67%	to	26.57%
2018		149	$8.34	to	$23.60	$3,220	0.88%	0.00%	to	1.55%	-16.79%	to	-15.47%
2017		176	$22.50	to	$27.92	$4,540	0.56%	0.00%	to	1.55%	28.34%	to	30.35%
2016		258	$17.54	to	$21.42	$5,138	0.86%	0.00%	to	1.55%	-1.13%	to	0.37%
2015		314	$17.74	to	$21.34	$6,273	1.32%	0.00%	to	1.55%	-2.63%	to	-1.11%
EuroPacific Growth Fund® - Class R-4													
2019		12,700	$11.35	to	$31.00	$313,071	1.11%	0.00%	to	1.50%	25.11%	to	27.01%
2018		13,659	$10.00	to	$24.42	$275,861	1.17%	0.00%	to	1.50%	-16.50%	to	-15.21%
2017		14,398	$11.88	to	$28.80	$348,913	0.95%	0.00%	to	1.50%	28.75%	to	30.77%
2016		14,233	$10.04	to	$22.03	$268,183	1.23%	0.00%	to	1.50%	-0.82%	to	0.69%
2015		14,847	$10.06	to	$21.88	$281,909	1.69%	0.00%	to	1.50%	-2.29%	to	-0.82%
Federated International Leaders Fund - Institutional Shares													
2019		1	$12.92	to	$13.16	$10	—	0.75%	to	1.25%	25.56%	to	26.05%
2018		—	$10.33	to	$10.44	$2	—	0.75%	to	1.15%		-21.27%	
2017	10/4/2017	—		$13.26		$0	(c)		0.75%			(c)	
2016		(c)		(c)		(c)	(c)		(c)			(c)	
2015		(c)		(c)		(c)	(c)		(c)			(c)	
Fidelity Advisor® New Insights Fund - Class I													
2019		174	$17.63	to	$34.58	$3,580	0.40%	0.40%	to	1.85%	27.06%	to	28.89%
2018		149	$13.81	to	$26.83	$2,475	0.24%	0.40%	to	1.85%	-5.94%	to	-4.55%
2017		125	$14.61	to	$28.11	$2,322	0.32%	0.40%	to	1.85%	26.04%	to	27.83%
2016		93	$11.55	to	$21.99	$1,447	0.45%	0.40%	to	1.85%	4.70%	to	6.18%
2015		73	$11.02	to	$20.72	$1,180	0.38%	0.40%	to	1.75%	0.84%	to	2.22%
Fidelity® VIP Contrafund® Portfolio - Initial Class													
2019		21,587	$11.40	to	$98.92	$1,291,583	0.47%	0.00%	to	1.95%	29.04%	to	31.60%
2018		21,154	$17.00	to	$75.64	$1,099,134	0.73%	0.00%	to	1.95%	-8.19%	to	-6.37%
2017		24,071	$18.33	to	$80.79	$1,337,984	1.00%	0.00%	to	1.95%	19.53%	to	21.89%
2016		26,164	$15.17	to	$66.29	$1,197,401	0.78%	0.00%	to	1.95%	5.90%	to	8.02%
2015		28,502	$14.17	to	$61.37	$1,229,525	1.03%	0.00%	to	1.95%	-1.28%	to	0.68%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Index 500 Portfolio - Initial Class													
	2019	4,417	$72.01	to	$73.33	318,967	2.02%	0.75%	to	1.20%	29.77%	to	30.36%
	2018	4,372	$55.49	to	$56.25	243,084	2.00%	0.75%	to	1.20%	-5.63%	to	-5.21%
	2017	4,314	$58.80	to	$59.34	253,980	1.85%	0.75%	to	1.20%	20.27%	to	20.71%
	2016	4,073	$48.89	to	$49.16	199,247	1.49%	0.85%	to	1.20%	10.51%	to	10.92%
	2015	3,999	$44.24	to	$44.32	176,926	2.04%	0.85%	to	1.20%		0.14%	
Fidelity® VIP Asset Manager Portfolio - Initial Class													
	2019	439	$37.09	to	$37.30	$16,286	1.81%	0.95%	to	1.20%	16.82%	to	17.11%
	2018	456	$31.75	to	$31.85	$14,470	1.72%	0.95%	to	1.20%	-6.48%	to	-6.24%
	2017	482	$33.95	to	$33.97	$16,375	1.73%	0.95%	to	1.20%	12.75%	to	12.82%
	2016	652	$30.11	to	$30.27	$19,664	1.42%	0.85%	to	1.20%	1.83%	to	2.19%
	2015	723	$29.57	to	$29.62	$21,376	1.61%	0.85%	to	1.20%		1.04%	
Fidelity® VIP Equity-Income Portfolio - Initial Class													
	2019	5,579	$11.26	to	$62.51	$250,735	2.00%	0.00%	to	1.95%	24.96%	to	27.48%
	2018	6,151	$14.53	to	$49.61	$220,603	2.25%	0.00%	to	1.95%	-10.09%	to	-8.29%
	2017	7,027	$15.98	to	$54.73	$276,235	1.67%	0.00%	to	1.95%	10.73%	to	12.89%
	2016	7,659	$14.29	to	$49.04	$269,002	2.22%	0.00%	to	1.95%	15.69%	to	18.06%
	2015	8,455	$12.21	to	$42.03	$253,886	3.09%	0.00%	to	1.95%	-5.81%	to	-3.96%
Fidelity® VIP Growth Portfolio - Initial Class													
	2019	7,366	$25.39	to	$83.83	$387,431	0.26%	0.00%	to	1.75%	31.97%	to	34.29%
	2018	8,082	$19.08	to	$63.13	$319,689	0.26%	0.00%	to	1.75%	-1.88%	to	-0.16%
	2017	8,634	$19.28	to	$63.97	$345,776	0.22%	0.00%	to	1.75%	32.78%	to	35.13%
	2016	8,741	$14.40	to	$47.89	$262,156	0.04%	0.00%	to	1.75%	-0.99%	to	0.85%
	2015	9,542	$14.41	to	$48.06	$287,422	0.26%	0.00%	to	1.75%	5.31%	to	7.16%
Fidelity® VIP High Income Portfolio - Initial Class													
	2019	465	$18.52	to	$19.34	$8,611	5.31%	0.95%	to	1.50%	13.43%	to	14.01%
	2018	475	$16.29	to	$17.05	$7,738	5.61%	0.95%	to	1.50%	-4.75%	to	-4.16%
	2017	512	$17.04	to	$17.90	$8,724	4.74%	0.95%	to	1.50%	5.36%	to	5.70%
	2016	699	$16.13	to	$16.99	$11,293	5.31%	0.85%	to	1.50%	12.89%	to	13.67%
	2015	732	$14.24	to	$15.05	$10,441	6.54%	0.85%	to	1.50%	-5.05%	to	-4.81%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Overseas Portfolio - Initial Class													
2019		1,228	$11.95	to	$31.74	$28,627	1.72%	0.00%	to	1.50%	25.88%	to	27.78%
2018		1,349	$9.44	to	$27.18	$25,131	1.57%	0.00%	to	1.50%	-16.09%	to	-14.77%
2017		1,508	$11.18	to	$31.90	$33,166	1.49%	0.00%	to	1.50%	28.35%	to	30.24%
2016		1,498	$8.66	to	$24.48	$25,749	1.37%	0.00%	to	1.50%	-6.49%	to	-5.00%
2015		1,654	$9.20	to	$25.79	$30,265	1.41%	0.00%	to	1.50%	2.09%	to	3.62%
Franklin Mutual Global Discovery Fund - Class R													
2019		37	$17.07	to	$33.26	$1,099	1.49%	0.00%	to	1.55%	22.13%	to	24.06%
2018		54	$13.98	to	$26.81	$1,325	1.49%	0.00%	to	1.55%	-12.61%	to	-11.41%
2017		66	$15.65	to	$29.37	$1,799	2.01%	0.20%	to	1.55%	7.65%	to	9.06%
2016		66	$14.25	to	$26.92	$1,664	1.74%	0.20%	to	1.55%	10.56%	to	12.03%
2015		72	$12.84	to	$24.03	$1,629	1.18%	0.20%	to	1.55%	-5.32%	to	-4.00%
Franklin Biotechnology Discovery Fund - Advisor Class													
2019		22	$12.10	to	$16.24	$323	—	0.40%	to	1.40%	33.26%	to	34.70%
2018		25	$9.08	to	$12.11	$274	—	0.40%	to	1.40%	-16.70%	to	-15.88%
2017		24	$10.90	to	$14.45	$320	—	0.40%	to	1.40%	17.46%	to	18.63%
2016		20	$9.28	to	$12.39	$232	1.29%	0.30%	to	1.40%	-18.09%	to	-17.25%
2015		21	$11.38	to	$14.85	$304	—	0.40%	to	1.25%	4.46%	to	5.32%
Franklin Natural Resources Fund - Advisor Class													
2019		3	$5.63	to	$5.91	$16	—	0.55%	to	1.40%	8.69%	to	9.65%
2018		2	$5.18	to	$5.39	$12	—	0.55%	to	1.40%	-24.60%	to	-23.87%
2017		4	$6.87	to	$7.08	$30	1.43%	0.55%	to	1.40%	-0.87%	to	-0.28%
2016		5	$6.93	to	$7.13	$35	1.82%	0.30%	to	1.40%	33.01%	to	33.90%
2015		1	$5.21	to	$5.25	$5	—	0.85%	to	1.40%	-28.63%	to	-28.28%
Franklin Small-Mid Cap Growth Fund - Class A													
2019		11	$30.07	to	$36.69	$362	—	0.20%	to	1.45%	29.89%	to	31.55%
2018		11	$23.15	to	$27.89	$278	—	0.20%	to	1.45%	-5.97%	to	-4.78%
2017		12	$24.62	to	$29.29	$335	—	0.20%	to	1.45%	19.81	to	21.28
2016		12	$20.55	to	$24.15	$260	—	0.20%	to	1.45%	2.80%	to	4.09%
2015		13	$19.99	to	$23.20	$287	—	0.20%	to	1.45%	-3.38%	to	-2.15%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Franklin Small Cap Value VIP Fund - Class 2													
2019		2,774	$11.62	to	$48.51	$110,535	1.06%	0.00%	to	1.75%	24.16%	to	26.35%
2018		2,961	$17.44	to	$38.40	$95,726	0.93%	0.00%	to	1.75%	-14.42%	to	-12.87%
2017		3,371	$20.20	to	$44.07	$126,589	0.50%	0.00%	to	1.75%	8.77%	to	10.66%
2016		3,767	$18.42	to	$39.83	$128,525	0.77%	0.00%	to	1.75%	27.90%	to	30.21%
2015		3,901	$14.28	to	$30.59	$103,364	0.65%	0.00%	to	1.75%	-8.97%	to	-7.37%
Goldman Sachs Growth Opportunities Fund - Investor Shares													
2019		2	$16.37	to	$17.32	$40	—	0.40%	to	1.40%	33.04%	to	34.16%
2018		1	$12.41	to	$12.91	$16	—	0.40%	to	1.25%	-6.27	to	-5.49
2017		4	$13.17	to	$13.66	$54	—	0.40%	to	1.40%	25.50%	to	26.60%
2016		1	$10.55	to	$10.79	$14	—	0.40%	to	1.25%	0.09%	to	1.03%
2015		1	$10.54	to	$10.68	$9	—	0.40%	to	1.25%	-6.56%	to	-5.82%
Growth Fund of America® - Class R-3													
2019		245	$27.62	to	$40.45	$8,205	0.32%	0.00%	to	1.55%	25.74%	to	27.72%
2018		364	$21.85	to	$31.67	$9,942	0.18%	0.00%	to	1.55%	-4.74%	to	-3.27%
2017		418	$22.81	to	$32.74	$11,915	0.14%	0.00%	to	1.55%	23.78%	to	25.73%
2016		523	$18.33	to	$26.04	$12,049	0.22%	0.00%	to	1.55%	6.44%	to	8.09%
2015		632	$17.12	to	$24.09	$13,745	0.23%	0.00%	to	1.55%	3.41%	to	5.06%
Growth Fund of America® - Class R-4													
2019		13,038	$14.22	to	$42.34	$466,449	0.69%	0.00%	to	1.50%	26.21%	to	28.11%
2018		14,283	$11.19	to	$33.05	$402,267	0.53%	0.00%	to	1.50%	-4.43%	to	-2.96%
2017		15,034	$11.61	to	$34.06	$445,366	0.47%	0.00%	to	1.50%	24.22%	to	26.10%
2016		15,504	$15.94	to	$27.01	$368,594	0.55%	0.00%	to	1.50%	6.84%	to	8.43%
2015		16,703	$14.83	to	$24.91	$370,151	0.57%	0.00%	to	1.50%	3.77%	to	5.40%
The Hartford Capital Appreciation Fund - Class R4													
2019		—		$26.62		—	—		0.65%			29.54%	
2018		—		$20.55		—	—		0.65%			-5.52%	
2017		—		$21.75		—	0.48%		0.65%			20.43%	
2016		—		$18.06		—	0.19%		0.65%			3.44%	
2015		—		$17.46		—	—		0.65%			0.69%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
The Hartford Dividend And Growth Fund - Class R4													
2019		—	$28.21			$9	—	0.65%			26.90%		
2018		—	$22.23			$7	—	0.65%			-6.16%		
2017		—	$23.69			$7	1.35%	0.65%			16.99%		
2016		—	$20.25			$6	1.42%	0.65%			13.51%		
2015		—	$17.84			$5	—	0.65%			2.14%		
The Hartford International Opportunities Fund - Class R4													
2019		130	$12.49	to	$13.05	$1,656	1.21%	0.30%	to	1.50%	23.79%	to	25.24%
2018		145	$10.09	to	$10.42	$1,479	1.34%	0.25%	to	1.50%	-20.17%	to	-19.11%
2017		106	$12.64	to	$12.87	$1,350	2.17%	0.25%	to	1.50%	22.36%	to	23.82%
2016	1/6/2016	15	$10.33	to	$10.39	$157	(b)	0.40%	to	1.50%		(b)	
2015		(b)	(b)			(b)	(b)	(b)			(b)		
Income Fund of America® - Class R-3													
2019		33	$22.20	to	$27.52	$830	2.99%	0.20%	to	1.55%	16.66%	to	18.21%
2018		42	$19.03	to	$23.98	$907	2.89%	0.00%	to	1.55%	-6.94%	to	-5.63%
2017		56	$20.45	to	$24.67	$1,305	2.58%	0.20%	to	1.55%	11.20%	to	12.70%
2016		61	$18.39	to	$21.89	1,273	2.47%	0.20%	to	1.55%	8.50%	to	9.94%
2015		106	$16.95	to	$20.39	$2,034	2.66%	0.00%	to	1.55%	-3.36%	to	-1.83%
Ivy Science and Technology Fund - Class Y													
2019		1,133	$18.72	to	$20.37	$21,764	—	0.00%	to	1.50%	47.98%	to	49.81%
2018		941	$12.65	to	$13.51	$12,191	—	0.05%	to	1.50%	-6.50%	to	-5.13%
2017		719	$13.53	to	$14.24	$9,902	—	0.05%	to	1.50%	30.85%	to	32.46%
2016		291	$10.34	to	$10.73	$3,046	—	0.10%	to	1.50%	0.19%	to	1.61%
2015		180	$10.33	to	$10.56	$1,869	—	0.10%	to	1.40%	-4.53%	to	-3.21%
Janus Henderson Balanced Portfolio - Institutional Shares													
2019		2	$48.94	to	$73.58	$157	1.97%	0.50%	to	1.40%	20.90%	to	21.96%
2018		2	$40.21	to	$60.78	$147	2.01%	0.50%	to	1.40%	-0.74%	to	0.18%
2017		3	$40.21	to	$61.13	$151	1.63%	0.50%	to	1.40%	16.80%	to	17.86%
2016		3	$34.19	to	$52.26	$127	2.10%	0.50%	to	1.40%	3.16%	to	4.07%
2015		3	$32.92	to	$50.59	$132	2.15%	0.50%	to	1.40%	-0.79%	to	0.11%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Janus Henderson Enterprise Portfolio - Institutional Shares													
2019		4	$63.24	to	$97.44	$344	0.33%	0.50%	to	1.25%	33.79%	to	34.81%
2018		4	$47.00	to	$72.83	$263	0.35%	0.50%	to	1.25%	-1.66%	to	-0.92%
2017		4	$47.53	to	$74.05	$301	0.63%	0.50%	to	1.25%	25.85%	to	26.79%
2016		4	$37.56	to	$58.85	$238	0.72%	0.45%	to	1.25%	10.97%	to	11.85%
2015		5	$33.67	to	$53.03	$249	0.75%	0.45%	to	1.25%	2.73%	to	3.56%
Janus Henderson Flexible Bond Portfolio - Institutional Shares													
2019		—	$26.38	to	$34.93	$13	—	0.80%	to	1.25%	8.21%	to	8.69%
2018		—	$24.27	to	$32.28	$13	—	0.50%	to	1.25%	-2.24%	to	-1.53%
2017		1	$24.71	to	$33.01	$16	2.95%	0.50%	to	1.25%	2.36%	to	3.11%
2016		—	$24.04	to	$32.26	$14	1.59%	0.50%	to	1.25%	1.19%	to	1.97%
2015		1	$23.58	to	$31.88	$37	2.60%	0.50%	to	1.25%	-1.02%	to	-0.28%
Janus Henderson Global Research Portfolio - Institutional Shares													
2019		2	$24.20	to	$44.91	$84	1.33%	0.50%	to	1.25%	27.44%	to	28.43%
2018		2	$18.89	to	$35.24	$66	1.44%	0.50%	to	1.25%	-8.04%	to	-7.34%
2017		2	$20.42	to	$38.32	$73	0.84%	0.50%	to	1.25%	25.43%	to	26.41%
2016		2	$16.19	to	$30.54	$58	0.94%	0.45%	to	1.25%	0.79%	to	1.62%
2015		3	$15.97	to	$30.30	$72	1.15%	0.45%	to	1.25%	-3.50%	to	-2.74%
Janus Henderson Research Portfolio - Institutional Shares													
2019		1	$24.81	to	$55.36	$64	—	0.50%	to	1.25%	33.85%	to	34.81%
2018		2	$18.47	to	$41.36	$66	—	0.50%	to	1.25%	-3.79%	to	-3.06%
2017		2	$19.13	to	$42.99	$68	0.41%	0.50%	to	1.25%	26.29%	to	27.25%
2016		2	$15.09	to	$34.04	$52	0.41%	0.50%	to	1.25%		-0.76%	
2015		3	$15.15	to	$34.30	$84	1.20%	0.50%	to	1.25%	4.03%	to	4.84%
JPMorgan Equity Income Fund - Class I Shares													
2019		228	$13.33	to	$17.36	$3,454	1.78%	0.30%	to	1.40%	24.50%	to	25.98%
2018		116	$10.65	to	$13.78	$1,490	2.23%	0.30%	to	1.40%	-5.76%	to	-4.77%
2017		92	$11.26	to	$14.47	$1,259	1.72%	0.30%	to	1.40%	15.93%	to	17.17%
2016		60	$11.99	to	$12.35	$724	2.03%	0.30%	to	1.40%	13.30%	to	14.56%
2015		23	$10.60	to	$10.78	$247	1.90%	0.30%	to	1.35%	-3.64%	to	-2.71%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
JPMorgan Government Bond Fund - Class I Shares													
2019		302	$10.59	to	$10.86	$3,274	2.31%	0.75%	to	0.95%	5.58%	to	5.85%
2018		127	$10.03	to	$10.26	$1,305	1.74%	0.75%	to	0.95%	-0.10%	to	0.10%
2017		64	$10.04	to	$10.25	$653	2.90%	0.75%	to	0.95%		1.49%	
2016		93		$10.10		$942	2.88%		0.85%			0.60%	
2015		96		$10.04		$962	1.87%		0.85%			0.20%	
Lazard International Equity Portfolio - Open Shares													
2019		82	$11.75	to	$12.19	$986	1.97%	0.50%	to	1.50%	19.05%	to	20.34%
2018		73	$9.87	to	$10.13	$736	2.08%	0.50%	to	1.50%	-14.98%	to	-14.30%
2017		77	$11.55	to	$11.86	$902	1.56%	0.30%	to	1.25%	21.04%	to	22.14%
2016	05/25/2016	29	$9.65	to	$9.77	$278	(b)	0.30%	to	1.25%		(b)	
2015		(b)		(b)		(b)	(b)		(b)			(b)	
ClearBridge Aggressive Growth Fund - Class I													
2019		28	$13.87	to	$14.64	$400	0.48%	0.30%	to	1.25%	22.96%	to	24.17%
2018		37	$11.28	to	$11.90	$429	0.39%	0.05%	to	1.25%	-8.81%	to	-7.75%
2017		48	$12.37	to	$12.90	$601	0.52%	0.05%	to	1.25%	13.28%	to	14.29%
2016		40	$10.92	to	$11.26	$440	0.60%	0.10%	to	1.25%	4.70%	to	5.93%
2015		34	$10.43	to	$10.63	$356	—	0.10%	to	1.25%	-5.35%	to	-4.23%
LKCM Aquinas Catholic Equity Fund													
2019		3		$14.51		$39	—		1.25%			29.55%	
2018		2		$11.20		$26	—		1.25%			-9.16%	
2017		46	$12.33	to	$12.39	$569	—	0.90%	to	1.25%	19.36%	to	19.71%
2016	7/29/2016	42	$10.33	to	$10.35	$433	(b)	0.90%	to	1.25%		(b)	
2015		(b)		(b)		(b)	(b)		(b)			(b)	
Loomis Sayles Small Cap Value Fund - Retail Class													
2019		478	$21.85	to	$25.13	$11,127	0.14%	0.30%	to	1.50%	22.96%	to	24.41%
2018		535	$17.77	to	$20.31	$10,075	—	0.25%	to	1.50%	-18.04%	to	-16.97%
2017		648	$21.68	to	$25.05	$14,804	—	0.00%	to	1.50%	8.13%	to	9.77%
2016		727	$20.04	to	$22.82	$15,278	0.15%	0.00%	to	1.50%	24.24%	to	26.15%
2015		741	$16.13	to	$18.09	$12,466	0.34%	0.00%	to	1.50%	-5.01%	to	-3.57%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Loomis Sayles Limited Term Government and Agency Fund - Class Y													
2019		46	$10.12	to	$10.18	$465	2.50%	0.95%	to	1.20%	2.22%	to	2.52%
2018		42	$9.90	to	$9.93	$415	2.37%	0.95%	to	1.20%	0.20%	to	0.40%
2017		43	$9.88	to	$9.89	$429	1.63%	0.95%	to	1.20%		0.10%	
2016		118	$9.89	to	$9.98	$1,170	2.03%	0.85%	to	1.20%	-0.30%	to	0.10%
2015		121	$9.92	to	$9.97	$1,209	1.64%	0.85%	to	1.20%	-0.70%	to	-0.40%
Lord Abbett Developing Growth Fund - Class A													
2019		3	$35.34	to	$40.39	$118	—	0.20%	to	1.55%	29.88%	to	31.65%
2018		4	$27.21	to	$30.68	$108	—	0.20%	to	1.55%	3.46%	to	4.85%
2017		4	$26.30	to	$29.26	$115	—	0.20%	to	1.55%	27.91%	to	29.66%
2016		9	$20.56	to	$22.56	$195	—	0.20%	to	1.55%	-4.19%	to	-2.93%
2015		12	$21.46	to	$23.24	$277	—	0.20%	to	1.55%	-10.28%	to	-9.08%
Lord Abbett Core Fixed Income Fund - Class A													
2019		2	$11.64	to	$11.70	$20	5.26%	1.40%	to	1.45%	6.30%		
2018		2	$10.95	to	$11.19	$18	4.76%	1.20%	to	1.45%	-1.88%	to	-1.67%
2017		2	$11.16	to	$11.38	$24	2.37%	1.20%	to	1.45%	1.73%	to	2.06%
2016		2	$10.97	to	$11.15	$24	2.90%	1.20%	to	1.45%	1.29%	to	1.37%
2015		4	$10.83	to	$11.11	$43	0.31%	1.00%	to	1.45%	-1.99%	to	-1.51%
Lord Abbett Short Duration Income Fund - Class R4													
2019		669	$10.51	to	$10.98	$7,163	3.60%	0.30%	to	1.50%	3.85%	to	5.07%
2018		579	$10.12	to	$10.46	$5,944	3.87%	0.25%	to	1.50%	-0.39%	to	0.87%
2017		387	$10.16	to	$10.37	$3,967	3.76%	0.25%	to	1.50%	0.99%	to	2.27%
2016	5/9/2016	256	$10.06	to	$10.14	$2,586	(b)	0.25%	to	1.50%		(b)	
2015		(b)		(b)		(b)	(b)		(b)			(b)	
Lord Abbett Mid Cap Stock Fund - Class A													
2019		35	$21.78	to	$29.18	$950	0.92%	0.20%	to	1.75%	20.80%	to	22.67%
2018		35	$18.03	to	$23.98	$790	0.92%	0.20%	to	1.75%	-16.06%	to	-14.71%
2017		36	$21.47	to	$28.34	$936	0.90%	0.20%	to	1.75%	5.19%	to	6.82%
2016		36	$20.42	to	$26.75	$898	0.61%	0.20%	to	1.75%	14.70%	to	16.38%
2015		41	$18.03	to	$23.17	$866	0.89%	0.20%	to	1.65%	-5.16%	to	-3.88%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Lord Abbett Small Cap Value Fund - Class A													
2019		10	$30.27	to	$35.49	$348	0.17%	0.60%	to	1.60%	18.33%	to	19.54%
2018		29	$25.58	to	$29.91	$820	—	0.55%	to	1.60%	-13.29%	to	-12.36%
2017		30	$29.49	to	$34.13	$981	—	0.55%	to	1.60%	4.65%	to	5.73%
2016		40	$28.19	to	$32.28	$1,242	—	0.55%	to	1.60%	18.54%	to	19.82%
2015		45	$23.78	to	$26.94	$1,178	—	0.55%	to	1.60%	-2.74%	to	-1.71%
Lord Abbett Fundamental Equity Fund - Class A													
2019		5	$24.68	to	$25.29	$128	1.20%	0.80%	to	1.05%	21.52%	to	21.76%
2018		10	$20.31	to	$20.77	$204	1.49%	0.80%	to	1.05%	-9.37%	to	-9.18%
2017		9	$21.64	to	$22.87	$200	1.18%	0.80%	to	1.50%	11.82%	to	12.05%
2016		11	$19.38	to	$20.69	$213	1.19%	0.60%	to	1.55%	14.00%	to	15.07%
2015		17	$17.00	to	$18.41	$294	1.43%	0.20%	to	1.55%	-4.66%	to	-3.36%
Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC													
2019		2,744	$11.00	to	$31.35	$68,398	0.93%	0.10%	to	1.50%	20.84%	to	22.53%
2018		2,851	$13.50	to	$25.86	$61,697	0.68%	0.10%	to	1.50%	-16.31%	to	-15.13%
2017		3,241	$16.03	to	$30.66	$83,700	0.56%	0.10%	to	1.50%	5.25%	to	6.73%
2016		3,962	$15.14	to	$29.03	$96,369	—	0.10%	to	1.50%	14.66%	to	16.30%
2015		4,314	$13.13	to	$25.24	$91,575	0.58%	0.10%	to	1.50%	-5.21%	to	-3.90%
Mainstay Large Cap Growth Fund - Class R3													
2019		—		$38.38		$3	—		—			32.80%	
2018		—		$28.90		$2	—		—			3.07%	
2017		—		$28.04		$2	—		—			31.71%	
2016		—		$21.29		$2	—		—			-2.92%	
2015		—		$21.93		$2	—		—			5.58%	
Massachusetts Investors Growth Stock Fund - Class A													
2019		3	$34.40	to	$39.38	$104	—	0.75%	to	1.60%	37.71%	to	38.86%
2018		3	$24.98	to	$28.36	$77	1.33%	0.75%	to	1.60%	-0.83%	to	0.04%
2017		3	$25.19	to	$28.35	$73	0.72%	0.75%	to	1.60%	26.65%	to	27.70%
2016		4	$19.89	to	$22.48	$97	0.67%	0.65%	to	1.60%	4.46%	to	5.44%
2015		6	$18.59	to	$22.36	$119	1.43%	0.25%	to	1.80%	-1.41%	to	-0.27%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Metropolitan West Total Return Bond Fund - Class I Shares													
2019		2,238		$11.45		$25,623	2.80%		—			9.15%	
2018		1,935		$10.49		$20,298	2.72%		—			0.10%	
2017		1,580		$10.48		$16,550	2.15%		—			3.46%	
2016		1,041		$10.13		$10,546	1.90%		—			2.53%	
2015		368		$9.88		$3,636	—		—			—	
Metropolitan West Total Return Bond Fund - Class M Shares													
2019		2,250	$10.32	to	$11.89	$24,877	2.58%	0.00%	to	1.50%	7.28%	to	8.88%
2018		2,025	$10.03	to	$10.92	$21,058	2.50%	0.00%	to	1.50%		-1.57%	
2017		2,014	$10.19	to	$10.92	$21,142	1.88%	0.00%	to	1.50%	1.59%	to	3.02%
2016		1,738	$10.03	to	$10.60	$17,807	1.64%	0.00%	to	1.50%	0.80%	to	2.32%
2015		1,556	$9.95	to	$10.36	$15,742	1.69%	0.00%	to	1.50%		-1.58%	
MFS® International Intrinsic Value Fund - Class R3													
2019		77	$14.55	to	$15.48	$1,134	1.01%	0.30%	to	1.40%	23.83%	to	25.14%
2018		54	$11.75	to	$12.37	$647	1.26%	0.30%	to	1.40%	-10.51%	to	-9.51%
2017		47	$13.13	to	$13.67	$621	1.92%	0.30%	to	1.40%	25.05%	to	25.59%
2016		28	$10.50	to	$10.65	$294	2.32%	0.85%	to	1.40%	2.54%	to	3.00%
2015		9	$10.25	to	$10.34	$90	1.94%	0.85%	to	1.35%	5.02%	to	5.62%
MFS® New Discovery Fund - Class R3													
2019		16	$18.22	to	$19.00	$297	—	0.65%	to	1.40%	38.77%	to	39.69%
2018		9	$13.13	to	$13.53	$116	—	0.75%	to	1.40%	-2.96%	to	-2.55%
2017		8	$13.53	to	$13.83	$107	—	0.80%	to	1.40%	24.43%	to	24.82%
2016		5	$10.93	to	$11.02	$50	—	0.95%	to	1.25%	7.26%	to	7.62%
2015		4	$10.19	to	$10.24	$38	—	0.95%	to	1.25%	-3.32%	to	-3.12%
Neuberger Berman Genesis Fund - Trust Class Shares													
2019		18	$25.86	to	$27.75	$511	—	0.95%	to	1.70%	27.14%	to	28.12%
2018		17	$20.34	to	$21.66	$373	—	0.95%	to	1.70%	-8.30%	to	-7.63%
2017		13	$22.18	to	$24.51	$315	—	0.35%	to	1.70%	13.57%	to	15.07%
2016		31	$19.53	to	$21.30	$640	0.06%	0.35%	to	1.70%	16.04%	to	17.68%
2015		29	$16.83	to	$18.10	$509	—	0.35%	to	1.70%	-1.52%	to	-0.22%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Neuberger Berman Sustainable Equity Fund - Institutional Class Shares													
2019		236	$15.85			$3,744	0.84%	—			26.09%		
2018		212	$12.57			$2,662	0.78%	—			-5.63%		
2017		184	$13.32			$2,449	0.99%	—			18.72%		
2016		121	$11.22			$1,355	1.25%	—			10.32%		
2015	7/15/2015	38	$10.17			$385	(a)	—			(a)		
Neuberger Berman Sustainable Equity Fund - Trust Class Shares													
2019		577	$22.41	to	$27.26	$14,208	0.49%	0.25%	to	1.60%	23.59%	to	25.28%
2018		617	$17.97	to	$21.79	$12,231	0.26%	0.25%	to	1.60%	-7.48%	to	-6.17%
2017		654	$19.04	to	$23.23	$13,921	0.45%	0.00%	to	1.60%	16.55%	to	18.40%
2016		677	$16.23	to	$19.67	$12,306	1.11%	0.00%	to	1.60%	8.16%	to	9.89%
2015		707	$14.90	to	$17.95	$11,809	0.96%	0.00%	to	1.70%	-2.17%	to	-0.56%
New Perspective Fund® - Class R-3													
2019		34	$32.19	to	$39.27	$1,226	0.54%	0.00%	to	1.25%	27.99%	to	29.60%
2018		61	$25.15	to	$30.30	$1,712	0.64%	0.00%	to	1.25%	-7.33%	to	-6.16%
2017		67	$27.14	to	$32.29	$2,010	—	0.00%	to	1.25%	26.88%	to	28.44%
2016		73	$21.39	to	$25.14	$1,718	—	0.00%	to	1.25%	0.23%	to	1.49%
2015		88	$20.96	to	$24.77	$2,071	—	0.00%	to	1.40%	3.56%	to	5.05%
New Perspective Fund® - Class R-4													
2019		7,215	$14.10	to	$41.91	$239,015	1.10%	0.00%	to	1.50%	28.11%	to	30.03%
2018		6,920	$10.92	to	$32.23	$177,548	1.02%	0.00%	to	1.50%	-7.31%	to	-5.90%
2017		6,826	$11.69	to	$34.25	$189,193	0.46%	0.00%	to	1.50%	26.88%	to	28.87%
2016		5,720	$13.83	to	$26.59	$135,484	0.81%	0.00%	to	1.50%	0.32%	to	1.84%
2015		5,570	$13.70	to	$26.11	$130,637	0.67%	0.00%	to	1.50%	3.74%	to	5.34%
New World Fund® - Class R-4													
2019		59	$12.78	to	$13.84	$770	0.86%	0.00%	to	1.40%	25.79%	to	27.56%
2018		103	$10.16	to	$10.85	$1,095	1.13%	0.00%	to	1.40%	-13.53%	to	-12.34%
2017		86	$11.75	to	$12.32	$1,038	1.51%	0.05%	to	1.40%	30.78%	to	31.88%
2016		35	$8.98	to	$9.30	$324	1.37%	0.10%	to	1.40%	2.39%	to	3.79%
2015		21	$8.77	to	$8.96	$183	0.95%	0.10%	to	1.35%	-7.29%	to	-5.98%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Parnassus Core Equity Fund[SM] - Investor Shares													
2019		163	$14.19	to	$14.36	$2,309	2.55%	0.95%	to	1.20%	28.07%	to	28.44%
2018		159	$11.08	to	$11.18	$1,766	2.47%	0.95%	to	1.20%	-8.73%	to	-8.56%
2017		175	$12.14	to	$12.23	$2,125	2.67%	0.95%	to	1.20%	18.21%	to	18.39%
2016		179	$10.27	to	$10.33	$1,841	4.47%	1.00%	to	1.20%	6.54%	to	6.83%
2015		107	$9.64	to	$9.67	$1,029	2.07%	1.00%	to	1.20%	-7.75%	to	-7.55%
Parnassus Core Equity Fund[SM] - Investor Shares													
2019		1,695	$14.24	to	$42.30	$39,661	0.76%	0.00%	to	1.40%	28.87%	to	30.68%
2018		1,677	$11.00	to	$32.37	$32,021	1.07%	0.00%	to	1.40%	-1.58%	to	-0.25%
2017		1,606	$11.12	to	$32.19	$31,131	1.35%	0.05%	to	1.40%	14.93%	to	16.23%
2016		1,499	$16.31	to	$27.64	$25,372	1.04%	0.10%	to	1.40%	8.88%	to	10.30%
2015		1,393	$14.90	to	$25.06	$21,394	2.27%	0.10%	to	1.35%	-1.89%	to	-0.63%
Pax Sustainable Allocation Fund - Investor Class													
2019		1,934	$16.10	to	$25.40	$40,352	1.59%	0.00%	to	1.50%	19.06%	to	20.84%
2018		2,064	$13.44	to	$21.02	$35,911	2.09%	0.00%	to	1.50%	-5.51%	to	-4.06%
2017		2,193	$14.14	to	$21.91	$40,220	0.60%	0.00%	to	1.50%	11.49%	to	13.17%
2016		2,325	$12.61	to	$19.36	$38,128	1.27%	0.00%	to	1.50%	4.20%	to	5.79%
2015		2,575	$12.03	to	$18.30	$40,388	0.85%	0.00%	to	1.50%	-2.02%	to	-0.54%
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class													
2019		265	$5.70	to	$10.25	$1,561	3.97%	0.30%	to	1.50%	10.47%	to	11.60%
2018		257	$5.16	to	$9.22	$1,362	5.64%	0.25%	to	1.50%	-15.50%	to	-14.40%
2017		226	$6.10	to	$10.82	$1,406	7.39%	0.25%	to	1.50%	0.99%	to	2.24%
2016		257	$6.04	to	$6.25	$1,570	0.97%	0.25%	to	1.50%	12.69%	to	14.05%
2015		98	$5.36	to	$5.48	$532	6.23%	0.25%	to	1.50%	-27.07%	to	-26.22%
PIMCO VIT Real Return Portfolio - Administrative Class													
2019		4,351	$10.38	to	$18.81	$71,157	1.67%	0.00%	to	1.60%	6.72%	to	8.41%
2018		4,614	$9.69	to	$17.35	$70,080	2.46%	0.00%	to	1.60%	-3.75%	to	-2.17%
2017		5,193	$10.03	to	$17.74	$81,690	2.31%	0.00%	to	1.60%	2.02%	to	3.65%
2016		6,498	$9.79	to	$17.12	$98,105	2.28%	0.00%	to	1.60%	3.49%	to	5.22%
2015		6,996	$9.42	to	$16.27	$101,300	3.87%	0.00%	to	1.60%	-4.23%	to	-2.69%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Pioneer Equity Income Fund - Class Y Shares													
	2019	523	$12.56	to	$21.76	$11,198	2.06%	0.75%	to	0.95%	24.48%	to	24.84%
	2018	689	$10.09	to	$17.43	$11,896	2.51%	0.75%	to	0.95%	-9.51%	to	-9.36%
	2017	795	$11.15	to	$19.23	$15,188	1.68%	0.75%	to	0.95%		14.26%	
	2016	848		$16.83		$14,268	2.10%		0.85%			18.44%	
	2015	726		$14.21		$10,306	2.05%		0.85%			-0.28%	
Pioneer High Yield Fund - Class A Shares													
	2019	35	$18.92	to	$24.21	$780	5.06%	0.20%	to	1.75%	12.15%	to	13.88%
	2018	37	$16.87	to	$21.26	$722	5.26%	0.20%	to	1.75%	-4.85%	to	-3.32%
	2017	39	$17.73	to	$21.99	$799	5.56%	0.20%	to	1.75%	5.66%	to	7.27%
	2016	62	$16.78	to	$20.50	$1,175	4.98%	0.20%	to	1.75%	12.17%	to	13.89%
	2015	102	$14.96	to	$18.00	$1,727	4.91%	0.20%	to	1.75%	-6.56%	to	-5.06%
Pioneer Strategic Income Fund - Class A Shares													
	2019	46	$13.55	to	$15.64	683	2.89%	0.20%	to	1.65%	8.40%	to	9.91%
	2018	41	$12.50	to	$14.23	562	3.25%	0.20%	to	1.65%	-3.55%	to	-2.06%
	2017	34	$12.86	to	$14.53	483	2.82%	0.20%	to	1.75%	3.38%	to	4.99%
	2016	74	$12.44	to	$13.84	$992	3.08%	0.20%	to	1.75%	5.83%	to	7.37%
	2015	94	$11.83	to	$12.89	$1,189	3.70%	0.20%	to	1.65%	-3.02%	to	-1.60%
Pioneer Equity Income VCT Portfolio - Class I													
	2019	—		$32.34		$5	—		1.05%			24.24%	
	2018	—		$26.03		—	—		1.05%			-9.52%	
	2017	—		$28.77		—	1.70%		1.05%			14.26%	
	2016	—		$25.18		—	5.57%		1.05%			18.55%	
	2015	3		$21.24		$56	3.08%		1.05%			-0.56%	
Pioneer High Yield VCT Portfolio - Class I													
	2019	702	$18.15	to	$25.23	$15,331	4.93%	0.10%	to	1.50%	12.74%	to	14.37%
	2018	770	$16.00	to	$22.06	$14,827	4.71%	0.10%	to	1.50%	-4.72%	to	-3.42%
	2017	991	$16.70	to	$22.84	$20,189	4.55%	0.10%	to	1.50%	5.60%	to	7.13%
	2016	1,026	$15.71	to	$21.32	$19,606	4.78%	0.00%	to	1.50%	12.48%	to	14.20%
	2015	1,115	$13.88	to	$18.68	$18,835	4.92%	0.00%	to	1.50%	-5.37%	to	-3.90%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
PGIM Jennison Utility Fund - Class Z													
2019		12	$13.84	to	$15.46	$176	1.97%	0.55%	to	1.40%	25.48%	to	26.37%
2018		11	$11.03	to	$12.24	$128	2.58%	0.75%	to	1.40%	0.27%	to	0.89%
2017		9	$11.00	to	$12.14	$105	2.14%	0.70%	to	1.40%	12.75%	to	13.25%
2016		8	$9.84	to	$10.72	$79	2.31%	0.80%	to	1.25%	14.49%	to	14.90%
2015		5	$8.58	to	$9.26	$42	3.08%	0.95%	to	1.25%	-13.55%	to	-13.32
Columbia Large Cap Value Fund - Advisor Class													
2019		933	$11.83	to	$21.20	$11,159	1.78%	0.00%	to	1.50%	28.31%	to	30.16%
2018		898	$9.22	to	$16.44	$8,331	3.79%	0.00%	to	1.50%	-11.34%	to	-11.23%
2017		—	$18.25	to	$18.52	$5	1.81%	0.35%	to	0.50%	16.24%	to	16.48%
2016		7	$15.70	to	$15.90	$112	1.65%	0.35%	to	0.50%		14.47%	
2015		7	$13.62	to	$14.15	$101	1.86%	0.10%	to	0.60%	-2.64%	to	-2.14%
Royce Total Return Fund - Service Class													
2019		1		$10.68		$6	—		1.10%			21.78%	
2018		—		$8.77		$3	(f)		1.10%			(f)	
2017		—		$23.02		$3	0.36%		1.20%			11.91%	
2016		—		$20.56		$2	(f)		1.20%			(f)	
2015		—		$16.40		$2	—		1.40%			8.84%	
Ave Maria Rising Dividend Fund													
2019		426	$14.06	to	$14.87	$6,122	1.23%	0.30%	to	1.50%	25.76%	to	27.20%
2018		430	$11.18	to	$11.71	$4,894	1.40%	0.25%	to	1.50%	-6.29%	to	-5.03%
2017		387	$11.93	to	$12.33	$4,677	1.18%	0.25%	to	1.50%	15.15%	to	16.54%
2016		389	$10.36	to	$10.58	$4,066	1.82%	0.25%	to	1.50%	13.60%	to	15.02%
2015	9/15/2015	48	$9.12	to	$9.20	$437	(a)	0.25%	to	1.50%		(a)	
SMALLCAP World Fund® - Class R-4													
2019		1,401	$13.44	to	$23.61	$27,352	—	0.00%	to	1.50%	28.85%	to	30.80%
2018		1,366	$10.38	to	$18.05	$20,382	—	0.00%	to	1.50%	-11.04%	to	-9.70%
2017		1,385	$11.60	to	$19.99	$23,121	0.37%	0.00%	to	1.50%	25.00%	to	26.84%
2016		1,050	$13.84	to	$15.76	$15,154	—	0.00%	to	1.50%	4.14%	to	5.77%
2015		1,064	$13.29	to	$14.90	$14,703	—	0.00%	to	1.50%	1.14%	to	2.62%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
T. Rowe Price Institutional Large-Cap Growth Fund													
2019		2,008	$21.15			$42,479	0.46%	—			28.49%		
2018		1,833	$16.46			$30,175	0.29%	—			4.31%		
2017		1,590	$15.78			$25,083	0.29%	—			37.82%		
2016		1,130	$11.45			$12,935	0.35%	—			2.88%		
2015	7/14/2015	358	$11.13			$3,984	(a)	—			(a)		
T. Rowe Price Mid-Cap Value Fund - R Class													
2019		7	$30.53	to	$37.55	$227	0.39%	0.00%	to	1.30%	17.42%	to	18.98%
2018		27	$26.00	to	$31.56	$788	0.42%	0.00%	to	1.30%	-12.22%	to	-11.07%
2017		34	$29.62	to	$35.49	$1,113	0.49%	0.00%	to	1.30%	10.31%	to	10.67%
2016		41	$28.45	to	$31.54	$1,228	0.49%	0.10%	to	0.90%	22.63%	to	23.29%
2015		37	$23.20	to	$25.82	$910	0.62%	0.00%	to	0.90%	-4.76%	to	-3.91%
T. Rowe Price Value Fund - Advisor Class													
2019		20	$25.53			$512	1.54%	1.00%			24.60%		
2018		19	$20.49			$399	1.22%	1.00%			-10.56%		
2017		18	$22.91			$418	1.06%	1.00%			17.49%		
2016		15	$19.50			$301	1.52%	1.00%			9.61%		
2015		14	$17.79			$254	1.37%	1.00%			-2.95%		
TCW Total Return Bond Fund - Class N													
2019		720	$10.46	to	$11.22	$7,674	4.03%	0.00%	to	1.50%	5.44%	to	7.06%
2018		614	$9.91	to	$10.48	$6,183	3.33%	0.00%	to	1.50%	-1.00%	to	0.48%
2017		593	$9.97	to	$10.43	$6,006	2.58%	0.00%	to	1.50%	1.52%	to	3.06%
2016		597	$9.79	to	$10.12	$5,929	2.78%	0.00%	to	1.50%	-0.30%	to	1.20%
2015	9/11/2015	249	$9.90	to	$10.00	$2,471	(a)	0.00%	to	1.50%	(a)		
Templeton Foreign Fund - Class A													
2019		18	$12.24	to	$20.74	$352	2.84%	0.20%	to	1.65%	10.61%	to	12.23%
2018		25	$10.97	to	$18.48	$423	2.43%	0.20%	to	1.65%	-16.40%	to	-15.15%
2017		24	$12.79	to	$21.78	$495	1.35%	0.20%	to	1.65%	15.20%	to	16.85%
2016		29	$11.04	to	$18.64	$510	1.86%	0.20%	to	1.65%	9.80%	to	11.42%
2015		32	$10.00	to	$16.73	$499	0.76%	0.20%	to	1.65%	-8.63%	to	-7.31%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Templeton Global Bond Fund - Advisor Class													
2019		1,965	$11.46	to	$11.85	$22,530	6.20%	0.00%	to	0.45%	0.44%	to	0.85%
2018		2,147	$11.41	to	$11.75	$24,501	6.51%	0.00%	to	0.45%	0.97%	to	1.47%
2017		2,464	$11.30	to	$11.58	$27,852	3.58%	0.00%	to	0.45%	2.17%	to	2.66%
2016		2,462	$11.06	to	$11.28	$27,244	2.62%	0.00%	to	0.45%	6.14%	to	6.62%
2015		3,070	$10.42	to	$10.58	$32,007	3.33%	0.00%	to	0.45%	-4.49%	to	-4.08%
Templeton Global Bond Fund - Class A													
2019		4,412	$10.68	to	$38.65	$103,155	5.83%	0.00%	to	1.50%	-0.84%	to	0.62%
2018		5,240	$10.76	to	$38.41	$118,332	6.18%	0.00%	to	1.50%	-0.25%	to	1.27%
2017		5,561	$10.77	to	$37.93	$127,026	3.29%	0.00%	to	1.50%	0.85%	to	2.36%
2016		5,636	$10.67	to	$37.06	$129,353	2.38%	0.00%	to	1.50%	4.65%	to	6.26%
2015		6,518	$10.19	to	$34.89	$144,039	3.04%	0.00%	to	1.50%	-5.71%	to	-4.23%
Third Avenue Real Estate Value Fund - Institutional Class													
2019		5	$11.80	to	$12.28	$55	2.06%	0.70%	to	1.40%	19.60%	to	20.27%
2018		4	$9.95	to	$10.23	$42	1.67%	0.65%	to	1.25%	-20.91%	to	-20.42%
2017		6	$12.58	to	$12.83	$78	1.37%	0.70%	to	1.25%	20.73%	to	21.23%
2016		3	$10.42	to	$10.55	$32	1.04%	0.80%	to	1.25%	4.51%	to	4.98%
2015		2	$9.99	to	$10.05	$19	—	0.80%	to	1.15%	-4.77%	to	-4.38%
Touchstone Value Fund - Institutional Class													
2019		1,122		$15.38		$17,249	1.89%		—			25.96%	
2018		985		$12.21		$12,022	2.08%		—			-5.35%	
2017		804		$12.90		$10,377	2.02%		—			14.36%	
2016		555		$11.28		$6,257	3.02%		—			13.48	
2015	7/14/2015	160		$9.94		$1,586	(a)		—			(a)	
USAA Precious Metals and Minerals Fund - Adviser Shares													
2019		4,081	$4.46	to	$5.07	$18,901	—	0.00%	to	1.50%	40.69%	to	42.36%
2018		4,033	$3.17	to	$3.49	$13,275	—	0.25%	to	1.50%	-13.55%	to	-12.31%
2017		3,528	$3.66	to	$3.98	$13,321	—	0.25%	to	1.50%	7.96%	to	9.37%
2016		4,024	$3.39	to	$3.70	$14,039	5.37%	0.00%	to	1.50%	43.64%	to	46.25%
2015		2,989	$2.36	to	$2.53	$7,214	—	0.00%	to	1.50%	-27.66%	to	-26.45%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Vanguard® Total Bond Market Index Fund - Admiral™ Shares													
2019	7/19/2019	15	$10.52			157	(e)	1.00%			(e)		
2018		(e)	(e)			(e)	(e)	(e)			(e)		
2017		(e)	(e)			(e)	(e)	(e)			(e)		
2016		(e)	(e)			(e)	(e)	(e)			(e)		
2015		(e)	(e)			(e)	(e)	(e)			(e)		
Vanguard® Total International Stock Index Fund - Admiral™ Shares													
2019	7/19/2019	1	$10.70			$15	(e)	1.00%			(e)		
2018		(e)	(e)			(e)	(e)	(e)			(e)		
2017		(e)	(e)			(e)	(e)	(e)			(e)		
2016		(e)	(e)			(e)	(e)	(e)			(e)		
2015		(e)	(e)			(e)	(e)	(e)			(e)		
Diversified Value Portfolio													
2019		4	$24.53	to	$28.91	$112	3.57%	0.95%	to	2.00%	23.20%	to	24.50%
2018		5	$19.91	to	$23.22	$112	2.59%	0.95%	to	2.00%	-10.92%	to	-10.00%
2017		5	$22.35	to	$25.80	$120	—	0.95%	to	2.00%	10.92%	to	12.13%
2016		4	$20.15	to	$23.01	$103	—	0.95%	to	2.00%	10.71%	to	11.86%
2015		6	$18.20	to	$20.57	$116	—	0.95%	to	2.00%	-4.36%	to	-3.38%
Equity Income Portfolio													
2019		5	$29.25	to	$33.68	$181	2.86%	1.10%	to	2.00%	21.98%	to	23.05%
2018		6	$23.98	to	$27.37	$169	2.24%	1.10%	to	2.00%	-7.84%	to	-7.00%
2017		6	$26.02	to	$29.43	$188	2.40%	1.10%	to	2.00%	15.90%	to	16.97%
2016		8	$22.45	to	$25.16	$199	2.61%	1.10%	to	2.00%	12.81%	to	13.67%
2015		11	$19.90	to	$22.37	$237	2.47%	1.00%	to	2.00%	-1.14%	to	-0.13%
Small Company Growth Portfolio													
2019		1	$32.12	to	$37.86	$56	0.00%	0.95%	to	2.00%	25.57%	to	26.92%
2018		2	$25.58	to	$29.83	$47	0.00%	0.95%	to	2.00%	-9.10%	to	-8.16%
2017		1	$28.14	to	$32.48	$46	0.45%	0.95%	to	2.00%	21.01%	to	22.29%
2016		1	$23.25	to	$26.56	$33	0.32%	0.95%	to	2.00%	12.65%	to	13.84%
2015		1	$20.64	to	$23.33	$26	—	0.95%	to	2.00%	-4.67%	to	-3.67%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Victory Integrity Small-Cap Value Fund - Class Y													
2019		22	$13.18	to	$14.14	$289	0.28%	0.00%	to	1.25%	21.59%	to	23.06%
2018		39	$10.77	to	$11.49	$435	0.52%	0.00%	to	1.40%	-19.69%	to	-18.63%
2017		24	$13.41	to	$14.06	$332	—	0.05%	to	1.40%	10.83%	to	11.47%
2016		9	$12.10	to	$12.52	$115	—	0.10%	to	1.40%	22.85%	to	24.21
2015		5	$9.89	to	$10.08	$45	—	0.10%	to	1.25%	-7.83%	to	-6.75
Victory Sycamore Established Value Fund - Class A													
2019		446	$12.57	to	$15.05	$6,605	1.14%	0.75%	to	1.20%	26.86%	to	27.36%
2018		366	$9.87	to	$11.84	$4,299	1.05%	0.75%	to	1.20%	-11.34%	to	-10.84%
2017		266	$11.07	to	$13.31	$3,525	0.68%	0.75%	to	1.20%		14.35%	
2016	5/19/2016	144		$11.64		$1,674	(b)		1.20%			(b)	
2015		(b)		(b)		(b)	(b)		(b)			(b)	
Victory Sycamore Small Company Opportunity Fund - Class R													
2019		0	$29.83	to	$31.19	$8	—	0.60%	to	1.05%	24.97%	to	25.51%
2018		0	$23.87	to	$24.85	$8	—	0.60%	to	1.05%	-9.75%	to	-9.31%
2017		2	$26.44	to	$27.40	$53	0.32%	0.60%	to	1.05%		10.12%	
2016		2	$23.86	to	$24.61	$38	0.13%	0.70%	to	1.15%	27.87%	to	28.29%
2015		1	$18.66	to	$19.10	$28	—	0.75%	to	1.15%	-2.05%	to	-1.70%
Voya Balanced Portfolio - Class I													
2019		5,828	$10.93	to	$66.19	$221,428	2.44%	0.00%	to	1.95%	16.82%	to	19.07%
2018		6,211	$13.99	to	$56.10	$208,684	2.30%	0.00%	to	1.95%	-8.67%	to	-6.82%
2017		7,043	$15.15	to	$60.77	$252,764	2.56%	0.00%	to	1.95%	12.48%	to	14.73%
2016		7,897	$13.32	to	$53.47	$250,957	1.78%	0.00%	to	1.95%	5.66%	to	7.83%
2015		8,705	$12.47	to	$50.06	$259,147	2.01%	0.00%	to	1.95%	-3.72%	to	-1.85%
Voya Large Cap Value Fund - Class A													
2019		3	$17.22	to	$18.26	$58	1.69%	0.35%	to	1.20%	23.09%	to	24.01%
2018		4	$13.99	to	$14.63	$60	1.05%	0.45%	to	1.20%	-9.27%	to	-8.56%
2017		8	$15.42	to	$16.00	$131	2.05%	0.45%	to	1.20%	11.98%	to	12.83%
2016		4	$13.77	to	$14.18	$60	2.19%	0.45%	to	1.20%	12.12%	to	12.72%
2015		7	$12.32	to	$12.58	$88	4.21%	0.45%	to	1.15%		-5.35%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Real Estate Fund - Class A													
2019		21	$29.86	to	$38.21	$727	3.13%	0.00%	to	1.55%	25.83%	to	27.79%
2018		25	$23.73	to	$29.90	$678	2.93%	0.00%	to	1.55%	-9.70%	to	-8.28%
2017		25	$26.28	to	$32.60	$755	2.88%	0.00%	to	1.55%	3.18%	to	4.79%
2016		29	$25.47	to	$31.11	$841	2.82%	0.00%	to	1.55%	1.84%	to	3.42%
2015		49	$25.01	to	$30.08	$1,406	2.51%	0.00%	to	1.55%	1.42%	to	3.01%
Voya Floating Rate Fund - Class A													
2019		335	$10.58	to	$11.05	$3,571	5.33%	0.75%	to	1.20%	5.17%	to	5.59%
2018		229	$10.02	to	$10.48	$2,318	4.21%	0.75%	to	1.20%	-1.42%	to	-0.99%
2017		75	$10.12	to	$10.61	$775	3.55%	0.75%	to	1.20%	1.24%	to	1.34%
2016	6/1/2016	14		$10.47		$149	(b)		1.20%			(b)	
2015		(b)		(b)		(b)	(b)		(b)			(b)	
Voya GNMA Income Fund - Class A													
2019		192	$10.29	to	$19.38	$2,472	2.79%	0.25%	to	1.55%	3.57%	to	4.93%
2018		197	$9.89	to	$18.47	$2,539	2.39%	0.20%	to	1.55%	-0.68%	to	0.60%
2017		228	$9.93	to	$18.36	$2,981	2.47%	0.25%	to	1.55%	-0.08%	to	1.27%
2016		239	$9.90	to	$18.13	$3,178	2.92%	0.25%	to	1.55%	0.08%	to	1.40%
2015		240	$10.94	to	$17.88	$3,252	3.03%	0.00%	to	1.55%	0.00%	to	1.59%
Voya Intermediate Bond Fund - Class A													
2019		49	$14.88	to	$19.04	$856	3.19%	0.00%	to	1.55%	7.83%	to	9.55%
2018		52	$13.80	to	$17.38	$836	2.91%	0.00%	to	1.55%	-2.13%	to	-0.63%
2017		50	$14.10	to	$17.49	$815	2.92%	0.00%	to	1.55%	2.92%	to	4.48%
2016		48	$13.70	to	$16.74	$743	2.91%	0.00%	to	1.55%	2.16%	to	3.78%
2015		93	$13.41	to	$16.13	$1,395	2.27%	0.00%	to	1.55%	-1.25%	to	0.31%
Voya Intermediate Bond Portfolio - Class I													
2019		14,803	$10.38	to	$123.14	$425,547	3.36%	0.00%	to	1.95%	7.68%	to	9.89%
2018		14,410	$13.68	to	$113.27	$404,454	3.62%	0.00%	to	1.95%	-2.49%	to	-0.52%
2017		16,272	$14.03	to	$115.08	$455,985	3.34%	0.00%	to	1.95%	2.98%	to	5.04%
2016		17,504	$13.62	to	$110.70	$463,454	2.34%	0.00%	to	1.95%	2.25%	to	4.35%
2015		18,559	$13.31	to	$107.22	$477,808	4.03%	0.00%	to	1.95%	-1.33%	to	0.63%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Intermediate Bond Portfolio - Class S													
2019		131		$16.68		$2,191	3.12%		0.35%			9.16%	
2018		138		$15.28		$2,103	3.42%		0.35%			-1.16%	
2017		170		$15.46		$2,627	3.16%		0.35%			4.39%	
2016		178		$14.81		$2,631	2.19%		0.35%			3.86%	
2015		187		$14.26		$2,668	4.66%		0.35%			-0.14%	
Voya Global Perspectives® Portfolio - Class I													
2019		194	$10.77	to	$13.03	$2,415	3.53%	0.35%	to	1.50%	16.56%	to	17.81%
2018		181	$10.07	to	$11.06	$1,944	3.05%	0.40%	to	1.50%	-8.58%	to	-7.53%
2017		204	$10.93	to	$12.03	$2,388	1.65%	0.25%	to	1.50%	13.20%	to	14.68%
2016		509	$10.15	to	$10.49	$5,274	3.50%	0.25%	to	1.50%	5.28%	to	6.61%
2015		236	$9.64	to	$9.84	$2,295	2.92%	0.25%	to	1.50%	-4.84%	to	-3.62%
Voya High Yield Portfolio - Adviser Class													
2019		2		$15.19		$28	2.90%		0.35%			14.38%	
2018		3		$13.28		$41	5.00%		0.35%			-3.84%	
2017		3		$13.81		$39	6.55%		0.35%			5.42%	
2016		3		$13.10		$39	7.07%		0.35%			13.81%	
2015		3		$11.51		$34	5.13%		0.35%			-2.70%	
Voya High Yield Portfolio - Institutional Class													
2019		7,396	$10.32	to	$22.37	$105,196	4.72%	0.00%	to	1.95%	13.99%	to	15.36%
2018		2,437	$12.72	to	$19.54	$35,318	6.01%	0.00%	to	1.20%	-4.12%	to	-2.97%
2017		2,630	$13.17	to	$20.29	$39,407	7.22%	0.00%	to	1.20%	5.29%	to	6.56%
2016		2,242	$12.41	to	$19.19	$31,164	6.85%	0.00%	to	1.20%	13.51%	to	14.88%
2015		2,230	$10.85	to	$16.85	$27,564	6.30%	0.00%	to	1.20%	-3.03%	to	-1.87%
Voya High Yield Portfolio - Service Class													
2019		17	$20.12	to	$25.00	$409	7.19%	0.40%	to	1.40%	13.58%	to	14.78%
2018		993	$17.62	to	$22.29	$19,881	5.77%	0.10%	to	1.50%	-4.63%	to	-3.31%
2017		1,042	$18.37	to	$23.09	$21,758	6.92%	0.00%	to	1.50%	4.63%	to	6.18%
2016		1,084	$17.45	to	$22.28	$21,510	6.58%	0.00%	to	1.50%	12.86%	to	14.60%
2015		1,120	$15.36	to	$19.45	$19,604	6.16%	0.00%	to	1.50%	-3.48%	to	-2.03%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Growth Portfolio - Adviser Class												
2019	3		$31.65		$83	—		0.35%			31.44%	
2018	3		$24.08		$78	—		0.35%			-2.39%	
2017	6		$24.67		$143	0.07%		0.35%			28.56%	
2016	6		$19.19		$121	—		0.35%			2.95%	
2015	9		$18.64		$163	—		0.35%			5.37%	
Voya Large Cap Growth Portfolio - Institutional Class												
2019	19,621	$11.53	to	$42.93	$598,514	0.67%	0.00%	to	1.50%	30.75%	to	32.77%
2018	20,013	$22.96	to	$32.64	$483,586	0.67%	0.00%	to	1.50%	-2.97%	to	-1.48%
2017	21,642	$23.65	to	$33.45	$535,736	0.64%	0.00%	to	1.50%	27.82%	to	29.71%
2016	22,383	$18.51	to	$26.03	$430,272	0.55%	0.00%	to	1.50%	2.43%	to	4.00%
2015	23,787	$18.07	to	$25.28	$443,531	0.57%	0.00%	to	1.50%	4.78%	to	6.38%
Voya Large Cap Growth Portfolio - Service Class												
2019	175	$20.59	to	$50.53	$5,930	—	0.00%	to	1.50%	30.45%	to	32.42%
2018	460	$15.60	to	$38.16	$12,694	0.41%	0.00%	to	1.50%	-3.24%	to	-1.75%
2017	422	$15.94	to	$38.84	$11,802	0.40%	0.00%	to	1.50%	27.53%	to	29.42%
2016	321	$12.36	to	$30.01	$6,892	—	0.00%	to	1.50%	2.16%	to	3.70%
2015	290	$11.96	to	$28.94	$5,927	—	0.00%	to	1.50%	4.52%	to	6.12%
Voya Large Cap Value Portfolio - Adviser Class												
2019	1		$15.68		$16	—		0.35%			24.05%	
2018	1		$12.64		$15	—		0.35%			-8.67%	
2017	1		$13.84		$21	1.85%		0.35%			12.43%	
2016	2		$12.31		$21	1.80%		0.35%			12.83%	
2015	2		$10.91		$21	—		0.35%			-5.38%	
Voya Large Cap Value Portfolio - Institutional Class												
2019	16,308	$11.09	to	$22.09	$303,689	2.12%	0.00%	to	1.95%	22.71%	to	25.12%
2018	17,753	$13.34	to	$17.66	$267,860	2.01%	0.00%	to	1.95%	-9.62%	to	-7.78%
2017	20,269	$14.76	to	$19.15	$335,852	2.43%	0.00%	to	1.95%	11.31%	to	13.52%
2016	22,298	$13.26	to	$16.87	$328,460	2.34%	0.00%	to	1.95%	11.70%	to	13.93%
2015	24,918	$11.87	to	$14.81	$325,457	1.84%	0.00%	to	1.95%	-6.39%	to	-4.45%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Value Portfolio - Service Class													
	2019	69	$15.91	to	$19.31	$1,231	1.86%	0.10%	to	1.40%	23.05%	to	24.59%
	2018	85	$12.93	to	$16.36	$1,241	1.70%	0.10%	to	1.40%	-9.33%	to	-8.06%
	2017	107	$14.26	to	$17.09	$1,692	2.17%	0.10%	to	1.40%	11.67%	to	13.08%
	2016	118	$12.77	to	$15.16	$1,668	2.15%	0.10%	to	1.45%	12.02%	to	13.49%
	2015	132	$11.44	to	$13.48	$1,658	1.74%	0.10%	to	1.55%	-6.12%	to	-4.77%
Voya Limited Maturity Bond Portfolio - Adviser Class													
	2019	—	$10.52			$5	—	0.35%			3.24%		
	2018	1	$10.19			$15	—	0.35%			0.39%		
	2017	1	$10.15			$11	1.36%	0.35%			0.59%		
	2016	1	$10.09			$10	0.48%	0.35%			0.50%		
	2015	4	$10.04			$37	—	0.35%			—		
Voya U.S. Stock Index Portfolio - Institutional Class													
	2019	2,540	$11.52	to	$38.74	$39,309	1.71%	0.00%	to	1.40%	29.30%	to	31.14%
	2018	1,301	$19.90	to	$29.54	$28,279	1.86%	0.00%	to	1.40%	-5.94%	to	-4.65%
	2017	1,271	$20.95	to	$30.98	$29,429	1.95%	0.00%	to	1.40%	19.76%	to	21.49%
	2016	1,028	$17.33	to	$25.50	$20,177	2.18%	0.00%	to	1.40%	10.10%	to	11.65%
	2015	842	$15.59	to	$22.84	$15,178	1.74%	0.00%	to	1.40%	-0.26%	to	1.11%
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class													
	2019	1	$10.98			$12	—	0.35%			7.23%		
	2018	2	$10.24			$20	—	0.35%			-2.75%		
	2017	3	$10.53			$32	0.90%	0.35%			1.84%		
	2016	5	$10.34			$48	—	0.35%			2.89%		
	2015	4	$10.05			$38	—	0.35%			-3.18%		
VY® Clarion Global Real Estate Portfolio - Institutional Class													
	2019	4,491	$10.72	to	$18.67	$74,592	2.97%	0.00%	to	1.50%	22.87%	to	24.80%
	2018	4,693	$12.81	to	$14.96	$64,343	5.37%	0.00%	to	1.50%	-9.92%	to	-8.56%
	2017	5,377	$14.21	to	$16.36	$81,417	3.72%	0.00%	to	1.50%	9.13%	to	10.77%
	2016	6,136	$13.03	to	$14.77	$84,613	1.41%	0.00%	to	1.50%	-0.61%	to	0.89%
	2015	6,417	$13.11	to	$14.64	$88,362	3.31%	0.00%	to	1.50%	-2.89%	to	-1.41%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Clarion Real Estate Portfolio - Adviser Class													
2019		2		$18.95		$44	2.53%		0.35%			27.27%	
2018		2		$14.89		$35	2.60%		0.35%			-8.31%	
2017		3		$16.24		$42	2.55%		0.35%			4.44%	
2016		6		$15.55		$90	1.52%		0.35%			3.53%	
2015		3		$15.02		$39	2.17%		0.35%			2.25%	
VY® Clarion Real Estate Portfolio - Institutional Class													
2019		70	$19.32	to	$22.20	$1,556	2.42%	0.95%	to	1.95%	25.95%	to	27.22%
2018		81	$15.34	to	$17.45	$1,419	2.96%	0.95%	to	1.95%	-9.23%	to	-8.30%
2017		96	$16.90	to	$19.03	$1,820	2.32%	0.95%	to	1.95%	3.43%	to	4.50%
2016		117	$16.34	to	$18.21	$2,120	1.85%	0.95%	to	1.95%	2.45%	to	3.47%
2015		129	$15.95	to	$17.60	$2,262	1.54%	0.95%	to	1.95%	1.14%	to	2.21%
VY® Clarion Real Estate Portfolio - Service Class													
2019		2,072	$18.86	to	$24.44	$44,624	2.14%	0.00%	to	1.50%	26.19%	to	28.18%
2018		2,224	$14.85	to	$19.07	$37,743	2.60%	0.00%	to	1.50%	-9.00%	to	-7.65%
2017		2,860	$16.22	to	$20.65	$53,192	2.07%	0.00%	to	1.50%	3.59%	to	5.20%
2016		3,437	$15.57	to	$19.63	$61,308	1.58%	0.00%	to	1.50%	2.70%	to	4.25%
2015		3,616	$15.07	to	$18.83	$62,453	1.32%	0.00%	to	1.50%	1.43%	to	2.95%
VY® Invesco Growth and Income Portfolio - Institutional Class													
2019		1,348	$21.52	to	$22.24	$29,008	2.77%	0.00%	to	0.45%	24.47%	to	24.94%
2018		1,580	$17.29	to	$17.80	$27,328	1.75%	0.00%	to	0.45%	-13.72%	to	-13.30%
2017		1,642	$20.04	to	$20.53	$32,904	2.26%	0.00%	to	0.45%	13.61%	to	14.12%
2016		1,500	$17.64	to	$17.99	$26,466	2.34%	0.00%	to	0.45%	19.67%	to	20.25%
2015		1,486	$14.74	to	$14.96	$21,900	3.52%	0.00%	to	0.45%	-3.09%	to	-2.67%
VY® Invesco Growth and Income Portfolio - Service Class													
2019		1,092	$19.65	to	$29.57	$28,186	2.43%	0.00%	to	1.50%	22.89%	to	24.72%
2018		1,248	$15.90	to	$23.71	$26,073	1.47%	0.00%	to	1.50%	-14.86%	to	-13.59%
2017		1,363	$18.57	to	$27.44	$33,274	2.05%	0.00%	to	1.50%	12.17%	to	13.91%
2016		1,315	$16.45	to	$24.09	$28,398	2.12%	0.00%	to	1.50%	18.18%	to	19.91%
2015		1,411	$13.84	to	$20.09	$25,661	3.25%	0.00%	to	1.50%	-4.41%	to	-2.90%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class													
2019		7	$25.76			$190	—	0.35%			30.83%		
2018		8	$19.69			$151	0.57%	0.35%			-17.37%		
2017		8	$23.83			$202	0.32%	0.35%			41.93%		
2016		16	$16.79			$266	0.93%	0.35%			12.23%		
2015		15	$14.96			$223	0.74%	0.35%			-16.33%		
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class													
2019		541	$26.40	to	$26.54	$14,297	0.14%	0.95%	to	1.20%	30.56%	to	30.87%
2018		561	$20.22	to	$20.28	$11,355	0.90%	0.95%	to	1.20%	-17.57%	to	-17.39%
2017		655	$24.53	to	$24.55	$16,078	0.51%	0.95%	to	1.20%	41.63%	to	41.74%
2016		1,109	$17.32	to	$17.58	$19,344	1.49%	0.85%	to	1.20%	11.89%	to	12.33%
2015		1,101	$15.48	to	$15.65	$17,138	1.54%	0.85%	to	1.20%	-16.55%	to	-16.31%
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class													
2019		875	$12.66	to	$35.31	$26,095	—	0.00%	to	1.50%	29.78%	to	31.73%
2018		890	$9.70	to	$26.81	$20,389	0.62%	0.00%	to	1.50%	-18.02%	to	-16.74%
2017		1,026	$11.76	to	$32.20	$28,556	0.46%	0.00%	to	1.55%	40.83%	to	43.05%
2016		898	$8.30	to	$22.52	$17,732	1.22%	0.00%	to	1.55%	11.21%	to	12.94%
2015		883	$7.41	to	$19.94	$15,507	1.24%	0.00%	to	1.55%	-17.04%	to	-15.78%
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class													
2019		—	$23.50			$3	—	0.35%			25.53%		
2018		1	$18.72			$24	—	0.35%			-11.15%		
2017		2	$21.06			$46	0.19%	0.35%			14.82%		
2016		2	$18.35			$28	0.16%	0.35%			20.72%		
2015		3	$15.20			$41	—	0.35%			-4.34%		
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class													
2019		2,106	$24.07	to	$24.88	$50,704	1.19%	0.00%	to	0.45%	26.22%	to	26.74%
2018		2,187	$19.07	to	$19.63	$41,715	0.66%	0.00%	to	0.45%	-10.76%	to	-10.32%
2017		2,118	$21.37	to	$21.89	$45,257	0.69%	0.00%	to	0.45%	15.33%	to	15.88%
2016		2,073	$18.53	to	$18.89	$38,416	0.76%	0.00%	to	0.45%	21.43%	to	21.87%
2015		1,960	$15.26	to	$15.50	$29,923	0.48%	0.00%	to	0.45%	-3.90%	to	-3.43%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class													
2019		1,134	$25.90	to	$39.84	$39,048	0.68%	0.00%	to	1.60%	24.50%	to	26.40%
2018		1,109	$20.68	to	$31.52	$30,497	0.40%	0.00%	to	1.65%	-11.98%	to	-10.52%
2017		1,095	$23.32	to	$35.23	$33,973	0.46%	0.00%	to	1.65%	13.66%	to	15.58%
2016		1,022	$20.36	to	$30.48	$27,747	0.47%	0.00%	to	1.65%	19.60%	to	21.61%
2015		1,002	$16.90	to	$25.07	$22,617	0.21%	0.00%	to	1.65%	-5.27%	to	-3.69%
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class													
2019	3/29/2019	—		$23.85		$1	(e)		0.35%			(e)	
2018		(e)		(e)		(e)	(e)		(e)			(e)	
2017		(e)		(e)		(e)	(e)		(e)			(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class													
2019		16		$23.42		$363	1.21%		0.35%			23.59%	
2018		16		$18.95		$298	1.54%		0.35%			-0.26%	
2017		25		$19.00		$479	0.97%		0.35%			14.32%	
2016		27		$16.62		$450	1.15%		0.35%			7.30%	
2015		28		$15.49		$429	0.96%		0.35%			4.45%	
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class													
2019		18,802	$22.95	to	$23.72	$431,537	1.83%	0.00%	to	0.45%	24.19%	to	24.71%
2018		17,670	$18.48	to	$19.02	$326,569	2.53%	0.00%	to	0.45%	0.27%	to	0.74%
2017		17,165	$18.43	to	$18.88	$316,392	1.54%	0.00%	to	0.45%	14.83%	to	15.40%
2016		16,607	$16.05	to	$16.36	$266,487	1.69%	0.00%	to	0.45%	7.86%	to	8.27%
2015		14,896	$14.88	to	$15.11	$221,682	1.62%	0.00%	to	0.45%	5.01%	to	5.52%
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class													
2019		32,781	$13.39	to	$38.37	$1,030,790	1.54%	0.00%	to	1.50%	22.52%	to	24.35%
2018		31,213	$10.85	to	$30.86	$806,219	2.19%	0.00%	to	1.50%	-1.02%	to	0.52%
2017		31,475	$10.88	to	$30.70	$827,633	1.25%	0.00%	to	1.50%	13.40%	to	15.11%
2016		30,080	$10.54	to	$26.67	$710,826	1.39%	0.00%	to	1.55%	6.41%	to	8.08%
2015		28,031	$17.30	to	$24.69	$625,604	1.33%	0.00%	to	1.65%	3.62%	to	5.24%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Equity Income Portfolio - Adviser Class													
2019		38	$25.07			$942	2.29%	0.35%			25.48%		
2018		40	$19.98			$803	1.76%	0.35%			-10.00%		
2017		51	$22.20			$1,125	1.68%	0.35%			15.50%		
2016		67	$19.22			$1,281	1.87%	0.35%			17.91%		
2015		77	$16.30			$1,257	1.72%	0.35%			-7.60%		
VY® T. Rowe Price Equity Income Portfolio - Service Class													
2019		4,111	$11.26	to	$42.16	$105,540	2.52%	0.00%	to	1.65%	24.30%	to	26.43%
2018		3,572	$15.48	to	$33.35	$90,169	2.17%	0.00%	to	1.65%	-10.81%	to	-9.31%
2017		3,794	$17.23	to	$36.78	$106,982	2.03%	0.00%	to	1.65%	14.34%	to	16.25%
2016		4,150	$14.96	to	$31.64	$101,935	2.20%	0.00%	to	1.65%	16.82%	to	18.77%
2015		4,373	$12.71	to	$26.64	$93,280	1.97%	0.00%	to	1.65%	-8.45%	to	-6.88%
VY® T. Rowe Price International Stock Portfolio - Adviser Class													
2019		7	$13.71			$96	—	0.35%			26.83%		
2018		8	$10.81			$91	1.06%	0.35%			-14.81%		
2017		8	$12.69			$98	0.84%	0.35%			27.03%		
2016		9	$9.99			$89	1.10%	0.35%			1.22%		
2015		9	$9.87			$91	0.96%	0.35%			-1.69%		
VY® T. Rowe Price International Stock Portfolio - Service Class													
2019		396	$11.68	to	$24.68	$8,458	0.73%	0.00%	to	1.50%	25.71%	to	27.68%
2018		412	$9.23	to	$19.33	$6,957	1.82%	0.00%	to	1.50%	-15.38%	to	-14.13%
2017		452	$10.85	to	$22.51	$8,970	1.16%	0.00%	to	1.50%	25.91%	to	27.90%
2016		445	$8.56	to	$17.60	$6,961	1.43%	0.00%	to	1.50%	0.41%	to	1.88%
2015		476	$8.48	to	$17.28	$7,397	0.97%	0.00%	to	1.50%	-2.39%	to	-0.92%
Voya Government Money Market Portfolio - Class I													
2019		17,995	$9.29	to	$57.69	$248,617	1.85%	0.00%	to	1.80%	0.11%	to	1.97%
2018		16,792	$9.28	to	$56.76	$237,575	1.47%	0.00%	to	1.80%	-0.11%	to	1.57%
2017		15,640	$9.43	to	$56.05	$219,152	0.58%	0.00%	to	1.70%	-0.92%	to	0.62%
2016		16,116	$9.41	to	$55.98	$228,794	—	0.00%	to	1.80%	-1.67%	to	0.21%
2015		15,697	$9.57	to	$56.19	$226,716	—	0.00%	to	1.80%	-1.75%	to	0.09%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Real Estate Fund - Class A													
2019		2	$25.71	to	$26.55	$58	5.50%	0.30%	to	0.60%		23.37%	
2018		2	$20.84	to	$21.35	$51	3.81%	0.35%	to	0.60%	-9.47%	to	-9.30%
2017		2	$22.55	to	$23.54	$54	2.79%	0.35%	to	0.85%	9.20%	to	9.74%
2016		8	$19.87	to	$21.45	$162	3.70%	0.35%	to	1.35%	-1.24%	to	-0.23%
2015		8	$20.12	to	$21.50	$165	1.90%	0.35%	to	1.35%	-3.22%	to	-2.27%
Voya Multi-Manager International Small Cap Fund - Class A													
2019		9	$25.02	to	$29.81	$247	1.97%	0.00%	to	1.10%	23.12%	to	24.26%
2018		12	$20.67	to	$23.99	$260	1.23%	0.00%	to	1.00%	-22.82%	to	-22.06%
2017		14	$26.59	to	$30.78	$388	0.99%	0.00%	to	1.05%	33.53%	to	34.94%
2016		14	$19.92	to	$22.81	$294	0.54%	0.00%	to	1.05%	-1.78%	to	-0.74%
2015		15	$19.80	to	$22.98	$318	0.62%	0.00%	to	1.25%	6.62%	to	7.99%
Voya Multi-Manager International Small Cap Fund - Class I													
2019		105	$12.78	to	$13.35	$1,361	2.32%	0.30%	to	1.50%	22.77%	to	24.30%
2018		133	$10.41	to	$10.74	$1,402	1.70%	0.25%	to	1.50%	-22.95%	to	-22.02%
2017		113	$13.50	to	$13.78	$1,543	2.44%	0.25%	to	1.50%	33.86%	to	35.10%
2016	6/6/2016	3	$10.13	to	$10.20	$28	(b)	0.30%	to	1.25%		(b)	
2015		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Global Bond Portfolio - Adviser Class													
2019		19		$16.07		$304	2.42%		0.35%			6.99%	
2018		18		$15.02		$275	3.32%		0.35%			-2.78%	
2017		17		$15.45		$267	2.28%		0.35%			8.73%	
2016		20		$14.21		$285	1.55%		0.35%			5.42%	
2015		20		$13.48		$269	—		0.35%			-5.14%	
Voya Global Bond Portfolio - Initial Class													
2019		4,517	$10.29	to	$18.07	$69,980	2.87%	0.00%	to	1.95%	5.81%	to	7.91%
2018		4,774	$12.91	to	$16.96	$70,474	3.78%	0.00%	to	1.95%	-3.94%	to	-1.97%
2017		5,031	$13.32	to	$17.30	$76,778	2.56%	0.00%	to	1.95%	7.61%	to	9.69%
2016		5,458	$12.26	to	$15.78	$76,457	1.77%	0.00%	to	1.95%	4.17%	to	6.33%
2015		5,898	$11.64	to	$14.84	$78,391	—	0.00%	to	1.95%	-6.18%	to	-4.31%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Bond Portfolio - Service Class													
2019		35	$13.42	to	$14.85	$503	2.56%	0.25%	to	1.50%	6.03%	to	7.21%
2018		27	$12.38	to	$13.59	$356	3.06%	0.40%	to	1.50%	-3.63%	to	-2.58%
2017		41	$12.68	to	$14.56	$559	2.19%	0.00%	to	1.50%	7.67%	to	9.31%
2016		55	$11.58	to	$13.32	$704	1.52%	0.00%	to	1.50%	4.50%	to	6.05%
2015		70	$11.08	to	$12.56	$840	—	0.00%	to	1.50%	-6.00%	to	-4.56%
Voya Index Solution 2025 Portfolio - Initial Class													
2019		522	$18.98	to	$26.43	$12,222	1.77%	0.00%	to	1.40%	17.12%	to	18.79%
2018		545	$16.18	to	$22.25	$11,069	1.75%	0.00%	to	1.40%	-6.27%	to	-4.99%
2017		510	$17.24	to	$23.24	$10,973	1.86%	0.05%	to	1.40%	13.23%	to	14.53%
2016		426	$15.20	to	$20.25	$8,027	2.55%	0.10%	to	1.40%	5.68%	to	7.03%
2015		335	$14.37	to	$18.92	$5,964	2.39%	0.10%	to	1.40%	-2.65%	to	-1.36%
Voya Index Solution 2025 Portfolio - Service 2 Class													
2019		95	$18.40	to	$20.92	$1,859	2.01%	0.20%	to	1.50%	16.56%	to	17.99%
2018		150	$15.72	to	$17.73	$2,527	1.08%	0.20%	to	1.55%	-6.76%	to	-5.49%
2017		239	$16.86	to	$19.06	$4,336	1.34%	0.00%	to	1.55%	12.63%	to	14.41%
2016		271	$14.97	to	$16.66	$4,345	2.06%	0.00%	to	1.55%	5.05%	to	6.73%
2015		246	$14.25	to	$15.61	$3,706	1.37%	0.00%	to	1.55%	-3.13%	to	-1.64%
Voya Index Solution 2025 Portfolio - Service Class													
2019		259	$18.48	to	$24.14	$6,057	1.81%	0.00%	to	1.25%	17.20%	to	18.41%
2018		216	$17.60	to	$20.51	$4,318	1.55%	0.00%	to	1.10%	-6.23%	to	-5.17%
2017		203	$16.86	to	$21.77	$4,318	1.55%	0.00%	to	1.25%	13.15%	to	14.64%
2016		130	$14.90	to	$19.12	$2,415	2.22%	0.00%	to	1.25%	5.52%	to	6.86%
2015		125	$15.15	to	$18.01	$2,199	2.08%	0.00%	to	1.10%	-2.55%	to	-1.50%
Voya Index Solution 2035 Portfolio - Initial Class													
2019		699	$23.15	to	$29.94	$18,659	1.76%	0.00%	to	1.40%	20.91%	to	22.60%
2018		668	$18.99	to	$24.42	$14,903	1.58%	0.00%	to	1.40%	-8.18%	to	-6.92%
2017		529	$20.45	to	$26.03	$12,725	1.76%	0.05%	to	1.40%	17.01%	to	18.28%
2016		458	$16.24	to	$21.95	$9,330	2.31%	0.10%	to	1.40%	6.61%	to	8.02%
2015		374	$15.21	to	$20.44	$7,118	2.31%	0.00%	to	1.40%	-2.83%	to	-1.45%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2035 Portfolio - Service 2 Class													
2019		88	$20.51	to	$23.91	$1,970	1.55%	0.00%	to	1.55%	20.22%	to	22.05%
2018		83	$17.06	to	$19.59	$1,514	0.93%	0.00%	to	1.55%	-8.57%	to	-7.11%
2017		118	$18.66	to	$21.09	$2,373	1.20%	0.00%	to	1.55%	16.33%	to	18.15%
2016		154	$16.04	to	$17.85	$2,640	1.92%	0.00%	to	1.55%	5.94%	to	7.59%
2015		146	$15.14	to	$16.59	$2,330	1.24%	0.00%	to	1.55%	-3.26%	to	-1.78%
Voya Index Solution 2035 Portfolio - Service Class													
2019		337	$20.65	to	$27.37	$8,925	1.65%	0.00%	to	1.25%	20.83%	to	22.37%
2018		281	$17.09	to	$22.51	$6,123	1.36%	0.00%	to	1.25%	-8.27%	to	-7.12%
2017		246	$18.63	to	$24.40	$5,806	1.56%	0.00%	to	1.25%	16.95%	to	18.36%
2016		188	$15.93	to	$20.74	$3,721	2.21%	0.00%	to	1.25%	6.62%	to	7.78%
2015		181	$16.07	to	$19.37	$3,385	1.87%	0.00%	to	1.10%	-2.73%	to	-1.59%
Voya Index Solution 2045 Portfolio - Initial Class													
2019		601	$23.27	to	$32.00	$17,160	1.60%	0.00%	to	1.40%	23.14%	to	24.85%
2018		595	$18.78	to	$25.63	$13,991	1.38%	0.00%	to	1.40%	-9.44%	to	-8.14%
2017		544	$19.92	to	$27.90	$14,017	1.57%	0.00%	to	1.40%	18.79%	to	20.47%
2016		448	$16.75	to	$23.16	$9,650	2.08%	0.00%	to	1.40%	6.83%	to	8.27%
2015		328	$16.05	to	$21.39	$6,581	1.92%	0.00%	to	1.40%	-2.99%	to	-1.61%
Voya Index Solution 2045 Portfolio - Service 2 Class													
2019		115	$21.70	to	$25.18	$2,745	1.52%	0.00%	to	1.50%	22.53%	to	24.35%
2018		97	$17.64	to	$20.25	$1,856	0.78%	0.00%	to	1.55%	-9.91%	to	-8.50%
2017		131	$19.58	to	$22.13	$2,783	1.05%	0.00%	to	1.55%	18.09%	to	19.95%
2016		150	$16.58	to	$18.45	$2,669	1.74%	0.00%	to	1.55%	6.21%	to	7.89%
2015		122	$15.61	to	$17.10	$2,021	0.94%	0.00%	to	1.55%	-3.46%	to	-2.01%
Voya Index Solution 2045 Portfolio - Service Class													
2019		179	$21.76	to	$29.22	$5,102	1.53%	0.00%	to	1.25%	23.01%	to	24.56%
2018		159	$17.69	to	$23.62	$3,653	1.23%	0.00%	to	1.25%	-9.61%	to	-8.45%
2017		124	$19.57	to	$25.96	$3,154	1.43%	0.00%	to	1.25%	18.75%	to	20.21%
2016		83	$16.48	to	$21.74	$1,755	1.90%	0.00%	to	1.25%	6.67%	to	8.02%
2015		63	$15.45	to	$20.25	$1,240	1.38%	0.00%	to	1.25%	-3.07%	to	-1.84%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2055 Portfolio - Initial Class												
2019	317	$22.12	to	$25.33	$7,159	1.38%	0.00%	to	1.40%	23.44%	to	25.21%
2018	277	$17.92	to	$20.23	$5,203	1.19%	0.00%	to	1.40%	-9.73%	to	-8.53%
2017	197	$19.85	to	$21.93	$4,069	1.35%	0.05%	to	1.40%	19.29%	to	20.85%
2016	134	$16.64	to	$18.14	$2,292	1.72%	0.10%	to	1.40%	6.60%	to	7.98%
2015	91	$15.61	to	$16.80	$1,459	1.27%	0.10%	to	1.40%	-2.98%	to	-1.75%
Voya Index Solution 2055 Portfolio - Service 2 Class												
2019	70	$21.00	to	$24.39	$1,618	1.30%	0.00%	to	1.55%	22.81%	to	24.69%
2018	62	$17.10	to	$19.56	$1,152	0.74%	0.00%	to	1.55%	-10.19%	to	-8.77%
2017	62	$19.04	to	$21.44	$1,296	1.13%	0.00%	to	1.55%	18.63%	to	20.52%
2016	48	$16.05	to	$17.79	$831	1.52%	0.00%	to	1.55%	6.08%	to	7.69%
2015	33	$15.13	to	$16.52	$532	0.67%	0.00%	to	1.55%	-3.41%	to	-2.02%
Voya Index Solution 2055 Portfolio - Service Class												
2019	155	$21.40	to	$24.73	$3,535	1.21%	0.00%	to	1.50%	23.06%	to	24.90%
2018	122	$17.39	to	$19.80	$2,235	1.03%	0.00%	to	1.50%	-10.04%	to	-8.63%
2017	101	$19.32	to	$21.67	$2,038	1.14%	0.00%	to	1.50%	18.88%	to	20.59%
2016	60	$16.26	to	$17.97	$1,009	1.52%	0.00%	to	1.50%	6.27%	to	7.93%
2015	46	$15.30	to	$16.65	$734	1.19%	0.00%	to	1.50%	-3.41%	to	-1.94%
Voya Index Solution Income Portfolio - Initial Class												
2019	190	$15.10	to	$20.08	$3,374	2.05%	0.00%	to	1.40%	11.56%	to	13.19%
2018	230	$13.51	to	$17.74	$3,732	1.98%	0.00%	to	1.40%	-4.37%	to	-3.08%
2017	270	$14.11	to	$18.16	$4,533	2.11%	0.05%	to	1.40%	7.86%	to	9.06%
2016	237	$13.06	to	$16.62	$3,658	1.88%	0.10%	to	1.40%	3.74%	to	5.12%
2015	213	$12.57	to	$15.81	$3,153	1.16%	0.10%	to	1.40%	-2.26%	to	-1.00%
Voya Index Solution Income Portfolio - Service 2 Class												
2019	48	$14.56	to	$16.81	$736	1.98%	0.00%	to	1.45%	11.06%	to	12.74%
2018	71	$12.99	to	$14.91	$980	1.53%	0.00%	to	1.55%	-4.90%	to	-3.43%
2017	86	$13.66	to	$15.44	$1,245	1.70%	0.00%	to	1.55%	7.22%	to	8.89%
2016	85	$12.74	to	$14.18	$1,145	1.83%	0.00%	to	1.55%	3.24%	to	4.80%
2015	100	$12.34	to	$13.53	$1,292	0.51%	0.00%	to	1.55%	-2.83%	to	-1.24%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution Income Portfolio - Service Class													
2019		64	$14.71	to	$18.34	$1,114	2.04%	0.00%	to	1.25%	11.63%	to	12.85%
2018		60	$14.71	to	$16.35	$948	2.37%	0.00%	to	1.10%	-4.26%	to	-3.22%
2017		60	$15.20	to	$17.01	$990	1.82%	0.00%	to	1.10%	7.81%	to	9.04%
2016		59	$13.94	to	$15.70	$895	2.09%	0.00%	to	1.10%	3.81%	to	4.97%
2015		90	$13.28	to	$15.06	$1,296	0.33%	0.00%	to	1.10%	-2.20%	to	-1.12%
Voya International High Dividend Low Volatility Portfolio - Adviser Class													
2019		17		$11.61		$197	1.55%		0.35%			15.75%	
2018		19		$10.03		$190	1.87%		0.35%			-15.64%	
2017		20		$11.89		$238	1.60%		0.35%			21.20%	
2016		23		$9.81		$223	2.36%		0.35%			1.03%	
2015		36		$9.71		$345	3.71%		0.35%			-4.15%	
Voya International High Dividend Low Volatility Portfolio - Initial Class													
2019		6,442	$10.68	to	$12.83	$73,467	2.15%	0.00%	to	1.50%	14.96%	to	16.74%
2018		6,988	$9.29	to	$10.99	$69,069	2.19%	0.00%	to	1.50%	-16.23%	to	-14.94%
2017		7,762	$11.09	to	$12.92	$91,104	2.03%	0.00%	to	1.50%	20.52%	to	22.35%
2016		8,386	$9.20	to	$10.56	$81,205	3.37%	0.00%	to	1.50%	0.32%	to	1.83%
2015		9,214	$9.17	to	$10.37	$88,438	4.05%	0.00%	to	1.50%	-4.85%	to	-3.36%
Voya International High Dividend Low Volatility Portfolio - Service Class													
2019		4	$13.05	to	$14.16	$59	1.46%	0.50%	to	1.10%	15.18%	to	15.65%
2018		6	$11.26	to	$13.03	$78	1.46%	0.00%	to	1.15%	-16.16%	to	-15.78%
2017		13	$13.19	to	$15.18	$196	1.45%	0.10%	to	1.30%	20.66%	to	21.93%
2016		21	$11.13	to	$12.45	$250	2.70%	0.10%	to	1.15%	0.45%	to	1.47%
2015		26	$10.82	to	$12.39	$308	3.77%	0.00%	to	1.40%	-4.84%	to	-3.50%
Voya Solution 2025 Portfolio - Adviser Class													
2019		24		$19.29		$468	1.95%		0.35%			17.41%	
2018		28		$16.43		$457	1.88%		0.35%			-6.33%	
2017		29	$17.54	to	$17.89	$501	1.70%	0.35%	to	0.70%	14.24%	to	14.64%
2016		29	$15.30	to	$15.66	$437	1.83%	0.35%	to	0.70%	4.82%	to	5.15%
2015		30	$14.55	to	$14.94	$440	3.00%	0.35%	to	0.70%	-0.99%	to	-0.61%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2025 Portfolio - Initial Class													
2019		847	$12.12	to	$17.59	$11,199	2.58%	0.00%	to	1.20%	16.97%	to	18.37%
2018		760	$10.32	to	$14.86	$8,566	2.34%	0.00%	to	1.20%	-6.62%	to	-5.47%
2017		725	$11.00	to	$15.72	$8,717	2.90%	0.00%	to	1.20%	14.18%	to	15.59%
2016		211	$10.71	to	$13.60	$2,609	2.29%	0.00%	to	1.20%	4.79%	to	6.17%
2015		206	$10.22	to	$12.81	$2,461	4.21%	0.00%	to	1.20%	-0.97%	to	0.16%
Voya Solution 2025 Portfolio - Service 2 Class													
2019		332	$18.44	to	$21.29	$6,734	1.80%	0.10%	to	1.55%	16.12%	to	17.82%
2018		455	$15.88	to	$18.23	$7,854	1.68%	0.00%	to	1.55%	-7.35%	to	-6.08%
2017		471	$17.14	to	$19.07	$8,664	1.83%	0.20%	to	1.55%	13.28%	to	14.88%
2016		689	$15.13	to	$16.78	$11,067	2.07%	0.05%	to	1.55%	4.13%	to	5.73%
2015		850	$14.53	to	$15.92	$13,036	2.94%	0.00%	to	1.55%	-1.76%	to	-0.25%
Voya Solution 2025 Portfolio - Service Class													
2019		7,022	$10.83	to	$22.49	$135,241	2.31%	0.00%	to	1.50%	16.38%	to	18.12%
2018		7,484	$13.10	to	$19.04	$124,074	2.03%	0.00%	to	1.50%	-7.13%	to	-5.71%
2017		8,100	$14.02	to	$20.20	$145,817	1.88%	0.00%	to	1.50%	13.61%	to	15.31%
2016		8,622	$12.27	to	$17.52	$135,518	2.08%	0.00%	to	1.50%	4.26%	to	5.93%
2015		8,790	$11.69	to	$16.55	$131,712	3.25%	0.00%	to	1.50%	-1.54%	to	-0.06%
Voya Solution 2035 Portfolio - Adviser Class													
2019		23		$20.78		$475	2.05%		0.35%			21.10%	
2018		23		$17.16		$401	1.63%		0.35%			-8.87%	
2017		24		$18.83		$460	1.33%		0.35%			18.80%	
2016		24		$15.85		$386	2.44%		0.35%			5.67%	
2015		12		$15.00		$175	2.79%		0.35%			-1.12%	
Voya Solution 2035 Portfolio - Initial Class													
2019		800	$12.47	to	$19.07	$11,644	0.03%	0.00%	to	1.20%	20.81%	to	22.24%
2018		635	$10.28	to	$15.60	$7,686	2.14%	0.00%	to	1.20%	-9.25%	to	-8.07%
2017		517	$11.27	to	$16.97	$6,878	2.29%	0.00%	to	1.20%	18.48%	to	19.84%
2016		246	$10.77	to	$14.16	$3,095	2.09%	0.00%	to	1.20%	5.18%	to	6.47%
2015		303	$10.24	to	$13.30	$3,633	3.54%	0.00%	to	1.20%	-1.44%	to	-0.30%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2035 Portfolio - Service 2 Class													
2019		515	$20.37	to	$23.52	$11,338	1.95%	0.00%	to	1.45%	19.89%	to	21.61%
2018		614	$16.99	to	$19.34	$11,164	1.73%	0.00%	to	1.45%	-9.77%	to	-8.38%
2017		618	$18.83	to	$21.11	$12,339	1.49%	0.00%	to	1.45%	17.61%	to	19.27%
2016		785	$15.90	to	$17.70	$13,278	2.00%	0.00%	to	1.55%	4.47%	to	6.12%
2015		782	$15.22	to	$16.68	$12,529	2.92%	0.00%	to	1.55%	-2.19%	to	-0.66%
Voya Solution 2035 Portfolio - Service Class													
2019		7,433	$11.03	to	$24.48	$154,810	2.22%	0.00%	to	1.50%	20.12%	to	21.98%
2018		7,670	$13.30	to	$20.07	$134,108	1.80%	0.00%	to	1.50%	-9.72%	to	-8.31%
2017		8,035	$14.65	to	$21.90	$156,617	1.53%	0.00%	to	1.50%	17.67%	to	19.47%
2016		8,278	$12.37	to	$18.34	$136,495	2.09%	0.00%	to	1.50%	4.62%	to	6.26%
2015		8,227	$11.75	to	$17.26	$128,935	3.31%	0.00%	to	1.50%	-1.93%	to	-0.46%
Voya Solution 2045 Portfolio - Adviser Class													
2019		1		$21.18		$18	—		0.35%			23.21%	
2018		1	$16.68	to	$17.19	$15	—	0.35%	to	1.25%	-11.61%	to	-10.84%
2017		1	$18.87	to	$19.28	$29	0.97%	0.35%	to	1.25%	19.43%	to	20.50%
2016		2	$15.80	to	$16.00	$33	1.35%	0.35%	to	1.25%	4.77%	to	5.75%
2015		2	$15.08	to	$15.13	$31	2.76%	0.35%	to	1.25%	-2.33%	to	-1.50%
Voya Solution 2045 Portfolio - Initial Class													
2019		598	$12.55	to	$19.81	$8,702	2.28%	0.00%	to	1.20%	22.79%	to	24.28%
2018		517	$10.18	to	$15.94	$6,196	1.82%	0.00%	to	1.20%	-11.16%	to	-10.05%
2017		473	$11.40	to	$17.72	$6,333	1.66%	0.00%	to	1.20%	20.06%	to	21.54%
2016		177	$10.82	to	$14.58	$2,351	1.86%	0.00%	to	1.20%	5.36%	to	6.58%
2015		158	$10.27	to	$13.68	$2,014	2.94%	0.00%	to	1.20%	-1.72%	to	-0.58%
Voya Solution 2045 Portfolio - Service 2 Class													
2019		219	$21.06	to	$24.31	$5,014	1.49%	0.10%	to	1.55%	21.80%	to	23.44%
2018		278	$17.29	to	$19.85	$5,179	1.34%	0.00%	to	1.55%	-11.74%	to	-10.34%
2017		274	$19.59	to	$22.14	$5,732	1.18%	0.00%	to	1.55%	19.16%	to	20.98%
2016		446	$16.44	to	$18.30	$7,798	1.53%	0.00%	to	1.55%	4.65%	to	6.27%
2015		447	$15.71	to	$17.22	$7,401	2.88%	0.00%	to	1.55%	-2.60%	to	-1.03%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2045 Portfolio - Service Class													
2019		5,299	$11.16	to	$25.37	$113,924	1.98%	0.00%	to	1.50%	22.06%	to	23.93%
2018		5,356	$13.13	to	$20.48	$94,948	1.44%	0.00%	to	1.50%	-11.56%	to	-10.19%
2017		5,993	$14.75	to	$22.81	$122,145	1.07%	0.00%	to	1.50%	19.44%	to	21.27%
2016		6,073	$12.28	to	$18.81	$102,771	1.64%	0.00%	to	1.50%	4.85%	to	6.39%
2015		5,865	$11.64	to	$17.68	$94,100	3.16%	0.00%	to	1.50%	-2.46%	to	-0.95%
Voya Solution 2055 Portfolio - Initial Class													
2019		257	$12.58	to	$24.45	$4,029	1.81%	0.00%	to	1.20%	23.32%	to	24.74%
2018		179	$10.16	to	$19.60	$2,280	1.76%	0.00%	to	1.20%	-11.40%	to	-10.30%
2017		144	$11.41	to	$21.85	$2,039	1.41%	0.00%	to	1.20%	20.46%	to	21.93%
2016		85	$10.85	to	$17.92	$1,073	1.15%	0.00%	to	1.20%	5.44%	to	6.73%
2015		97	$10.29	to	$16.79	$1,180	2.35%	0.00%	to	1.20%	-1.81%	to	-0.65%
Voya Solution 2055 Portfolio - Service 2 Class													
2019		76	$20.76	to	$23.32	$1,692	1.16%	0.10%	to	1.30%	22.62%	to	24.01%
2018		89	$16.93	to	$18.94	$1,581	1.20%	0.00%	to	1.30%	-11.69%	to	-10.87%
2017		71	$19.35	to	$20.88	$1,429	0.97%	0.20%	to	1.20%	20.22%	to	21.31%
2016		86	$15.95	to	$17.22	$1,438	1.29%	0.20%	to	1.35%	4.80%	to	6.03%
2015		74	$15.18	to	$16.43	$1,174	2.33%	0.00%	to	1.40%	-2.38%	to	-1.02%
Voya Solution 2055 Portfolio - Service Class													
2019		1,440	$11.21	to	$23.89	$30,438	1.71%	0.00%	to	1.50%	22.67%	to	24.49%
2018		1,264	$16.85	to	$19.19	$22,428	1.21%	0.00%	to	1.50%	-11.92%	to	-10.54%
2017		1,256	$19.12	to	$21.45	$25,364	0.92%	0.00%	to	1.50%	19.86%	to	21.67%
2016		1,103	$15.59	to	$17.63	$18,451	1.38%	0.00%	to	1.50%	4.86%	to	6.46%
2015		896	$14.77	to	$16.57	$14,170	2.63%	0.00%	to	1.50%	-2.31%	to	-0.84%
Voya Solution Balanced Portfolio - Service Class													
2019		365	$15.15	to	$17.42	$5,786	2.23%	0.30%	to	1.50%	17.72%	to	19.15%
2018		377	$12.87	to	$14.62	$5,049	1.83%	0.30%	to	1.50%	-8.07%	to	-7.00%
2017		436	$14.00	to	$15.80	$6,414	1.43%	0.25%	to	1.50%	12.99%	to	14.49%
2016		374	$12.39	to	$13.80	$4,837	2.32%	0.25%	to	1.50%	4.73%	to	6.07%
2015		381	$11.83	to	$13.01	$4,678	2.95%	0.25%	to	1.50%	-1.91%	to	-0.69%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution Income Portfolio - Adviser Class													
2019		48		$17.67		$855	2.68%		0.35%			12.48%	
2018		50		$15.71		$785	2.22%		0.35%			-3.56%	
2017		51		$16.29		$836	1.92%		0.35%			8.67%	
2016		67		$14.99		$1,009	0.97%		0.35%			3.88%	
2015		67		$14.43		$967	0.85%		0.35%			-0.62%	
Voya Solution Income Portfolio - Initial Class													
2019		623	$11.50	to	$14.75	$8,415	3.09%	0.00%	to	1.20%	12.08%	to	13.37%
2018		654	$10.22	to	$13.01	$7,904	2.83%	0.00%	to	1.20%	-4.04%	to	-2.84%
2017		697	$10.59	to	$13.39	$8,750	2.82%	0.00%	to	1.20%	8.37%	to	9.66%
2016		553	$10.51	to	$12.21	$6,602	1.24%	0.00%	to	1.20%	3.55%	to	4.81%
2015		568	$10.15	to	$11.65	$6,503	2.31%	0.00%	to	1.20%	-0.98%	to	0.17%
Voya Solution Income Portfolio - Service 2 Class													
2019		206	$14.65	to	$17.08	$3,320	2.48%	0.00%	to	1.55%	11.24%	to	12.96%
2018		259	$13.17	to	$15.12	$3,691	2.09%	0.00%	to	1.55%	-4.70%	to	-3.20%
2017		320	$13.82	to	$15.62	$4,736	1.96%	0.00%	to	1.55%	7.55%	to	9.23%
2016		408	$12.85	to	$14.30	$5,591	1.03%	0.00%	to	1.55%	2.72%	to	4.30%
2015		525	$12.51	to	$13.71	$6,948	0.69%	0.00%	to	1.55%	-1.56%	to	-0.15%
Voya Solution Income Portfolio - Service Class													
2019		2,341	$10.54	to	$19.63	$38,441	2.77%	0.00%	to	1.50%	11.39%	to	13.14%
2018		2,857	$13.44	to	$17.35	$43,388	2.37%	0.00%	to	1.50%	-4.50%	to	-3.03%
2017		3,498	$13.99	to	$17.90	$55,737	2.17%	0.00%	to	1.50%	7.64%	to	9.29%
2016		4,322	$12.91	to	$16.38	$63,458	1.09%	0.00%	to	1.50%	2.92%	to	4.47%
2015		5,025	$12.47	to	$15.68	$71,177	1.12%	0.00%	to	1.50%	-1.40%	to	0.13%
Voya Solution Moderately Conservative Portfolio - Service Class													
2019		509	$14.24	to	$16.38	$7,654	1.97%	0.30%	to	1.50%	13.20%	to	14.63%
2018		467	$12.58	to	$14.37	$6,159	2.02%	0.25%	to	1.50%	-5.63%	to	-4.45%
2017		529	$13.33	to	$15.04	$7,396	2.24%	0.25%	to	1.50%	8.64%	to	10.02%
2016		501	$12.27	to	$13.67	$6,427	2.58%	0.25%	to	1.50%	4.25%	to	5.56%
2015		480	$11.77	to	$12.95	$5,865	2.60%	0.25%	to	1.50%	-1.83%	to	-0.61%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class													
2019		2		$32.34		$51	—		0.35%			29.72%	
2018		2		$24.93		$39	1.79%		0.35%			-14.80%	
2017		3		$29.26		$73	0.89%		0.35%			10.50%	
2016		3		$26.48		$75	1.35%		0.35%			23.28%	
2015		4		$21.48		$78	1.73%		0.35%			-2.32%	
VY® American Century Small-Mid Cap Value Portfolio - Initial Class													
2019		1,239	$11.87	to	$29.84	$34,644	1.44%	0.00%	to	1.40%	29.12%	to	30.93%
2018		1,535	$9.15	to	$22.79	$33,150	1.30%	0.00%	to	1.40%	-15.34%	to	-14.13%
2017		1,550	$10.76	to	$26.54	$39,257	1.29%	0.00%	to	1.40%	9.92%	to	11.42%
2016		1,436	$17.78	to	$23.82	$32,821	1.52%	0.00%	to	1.40%	22.65%	to	24.39%
2015		1,077	$14.42	to	$19.15	$20,011	1.79%	0.00%	to	1.40%	-2.90%	to	-1.54%
VY® American Century Small-Mid Cap Value Portfolio - Service Class													
2019		2,472	$11.26	to	$49.72	$67,826	1.22%	0.00%	to	1.50%	28.73%	to	30.67%
2018		1,924	$20.50	to	$38.05	$57,494	1.06%	0.00%	to	1.50%	-15.64%	to	-14.34%
2017		2,082	$24.15	to	$44.42	$73,631	1.08%	0.00%	to	1.50%	9.48%	to	11.11%
2016		2,114	$21.93	to	$39.98	$68,126	1.25%	0.00%	to	1.50%	22.22%	to	24.08%
2015		1,925	$17.84	to	$32.22	$50,668	1.50%	0.00%	to	1.55%	-3.21%	to	-1.71%
VY® Baron Growth Portfolio - Adviser Class													
2019		10		$35.83		$351	—		0.35%			37.75%	
2018		11		$26.01		$277	—		0.35%			-2.47%	
2017		15		$26.67		$393	0.60%		0.35%			27.42%	
2016		15		$20.93		$315	—		0.35%			4.70%	
2015		17		$19.99		$336	—		0.35%			-5.62%	
VY® Baron Growth Portfolio - Service Class													
2019		3,965	$11.14	to	$60.95	$156,083	—	0.00%	to	1.50%	36.46%	to	38.55%
2018		3,388	$13.26	to	$44.00	$122,163	—	0.00%	to	1.50%	-3.36%	to	-1.90%
2017		3,498	$13.69	to	$44.85	$130,478	0.74%	0.00%	to	1.50%	26.29%	to	28.22%
2016		4,507	$10.81	to	$34.98	$123,986	—	0.00%	to	1.50%	3.77%	to	5.33%
2015		5,347	$10.39	to	$33.21	$142,519	0.24%	0.00%	to	1.50%	-6.43%	to	-5.00%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Columbia Contrarian Core Portfolio - Service Class													
2019		307	$21.26	to	$54.36	$13,169	1.82%	0.00%	to	1.50%	31.09%	to	33.07%
2018		345	$16.12	to	$40.85	$11,187	0.91%	0.00%	to	1.50%	-10.36%	to	-9.00%
2017		401	$17.88	to	$44.89	$14,546	0.98%	0.00%	to	1.50%	19.78%	to	21.60%
2016		453	$14.84	to	$36.92	$13,696	3.34%	0.00%	to	1.50%	6.79%	to	8.43%
2015		519	$13.81	to	$34.06	$14,625	0.85%	0.00%	to	1.50%	1.44%	to	2.99%
VY® Columbia Small Cap Value II Portfolio - Adviser Class													
2019		7		$19.45		$145	—		0.35%			19.47%	
2018		8		$16.28		$125	—		0.35%			-18.27%	
2017		8		$19.92		$167	0.16%		0.35%			10.30%	
2016		9		$18.06		$159	0.04%		0.35%			22.94%	
2015		19		$14.69		$272	0.38%		0.35%			-3.55%	
VY® Columbia Small Cap Value II Portfolio - Service Class													
2019		283	$18.73	to	$22.08	$5,775	0.34%	0.30%	to	1.50%	18.39%	to	19.87%
2018		321	$15.82	to	$18.56	$5,486	0.27%	0.25%	to	1.50%	-19.00%	to	-17.98%
2017		334	$19.53	to	$22.63	$7,003	0.28%	0.25%	to	1.50%	9.29%	to	10.66%
2016		373	$17.78	to	$20.64	$7,084	0.26%	0.15%	to	1.50%	21.90%	to	23.34%
2015		384	$14.50	to	$16.58	$5,950	0.36%	0.00%	to	1.50%	-4.43%	to	-2.95%
VY® Invesco Comstock Portfolio - Adviser Class													
2019		10		$24.90		$260	2.05%		0.35%			24.44%	
2018		11		$20.01		$228	0.90%		0.35%			-12.89%	
2017		19		$22.97		$438	0.97%		0.35%			16.90%	
2016		21		$19.65		$408	2.11%		0.35%			17.10%	
2015		26		$16.78		$429	2.20%		0.35%			-6.52%	
VY® Invesco Comstock Portfolio - Service Class													
2019		2,230	$11.32	to	$33.58	$60,153	2.39%	0.00%	to	1.95%	22.76%	to	25.26%
2018		2,329	$15.99	to	$26.84	$54,176	1.35%	0.00%	to	1.95%	-14.10%	to	-12.38%
2017		2,571	$18.42	to	$30.79	$68,978	1.16%	0.00%	to	1.95%	15.37%	to	17.67%
2016		2,810	$15.79	to	$26.47	$64,533	2.36%	0.00%	to	1.95%	15.44%	to	17.83%
2015		3,201	$13.53	to	$22.74	$62,485	2.26%	0.00%	to	1.95%	-7.77%	to	-5.98%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Equity and Income Portfolio - Adviser Class													
2019		65		$23.05		$1,487	1.62%		0.35%			19.06%	
2018		70		$19.36		$1,346	1.51%		0.35%			-10.20%	
2017		72		$21.56		$1,561	1.28%		0.35%			9.94%	
2016		81		$19.61		$1,585	1.55%		0.35%			14.28%	
2015		89		$17.16		$1,534	1.81%		0.35%			-2.89%	
VY® Invesco Equity and Income Portfolio - Initial Class													
2019		12,440	$10.91	to	$27.53	$281,505	2.08%	0.00%	to	1.95%	17.77%	to	20.11%
2018		13,640	$11.22	to	$23.79	$259,611	1.98%	0.00%	to	1.95%	-11.21%	to	-9.44%
2017		15,337	$12.49	to	$26.27	$326,650	2.18%	0.00%	to	1.95%	8.71%	to	10.91%
2016		16,739	$11.35	to	$23.69	$320,439	1.99%	0.00%	to	1.95%	13.03%	to	15.28%
2015		18,498	$9.93	to	$20.55	$310,862	2.22%	0.00%	to	1.95%	-3.95%	to	-2.03%
VY® Invesco Equity and Income Portfolio - Service Class													
2019		55	$13.43	to	$77.81	$1,061	1.70%	0.00%	to	1.15%	18.43%	to	19.82%
2018		75	$11.34	to	$65.44	$1,169	1.63%	0.00%	to	1.15%	-10.71%	to	-9.67%
2017		98	$12.70	to	$72.99	$1,649	1.60%	0.00%	to	1.15%	9.51%	to	10.61%
2016		115	$11.58	to	$66.49	$1,687	1.84%	0.00%	to	1.25%	13.53%	to	14.99%
2015		110	$10.20	to	$58.25	$1,429	1.46%	0.00%	to	1.25%	-3.50%	to	-2.25%
VY® Invesco Oppenheimer Global Portfolio - Adviser Class													
2019		10		$26.80		$266	0.00%		0.35%			30.60%	
2018		11		$20.52		$219	1.49%		0.35%			-13.89%	
2017		19		$23.83		$453	0.74%		0.35%			35.32%	
2016		21		$17.61		$373	0.75%		0.35%			-0.62%	
2015		30		$17.72		$532	1.10%		0.35%			3.20%	
VY® Invesco Oppenheimer Global Portfolio - Initial Class													
2019		21,035	$11.45	to	$33.95	$603,394	0.50%	0.00%	to	1.80%	29.47%	to	31.81%
2018		22,797	$15.32	to	$26.86	$512,694	1.64%	0.00%	to	1.80%	-14.76%	to	-13.20%
2017		24,766	$17.81	to	$30.95	$649,773	1.10%	0.00%	to	1.80%	34.07%	to	36.54%
2016		26,549	$13.17	to	$22.67	$512,098	1.18%	0.00%	to	1.80%	-1.57%	to	0.23%
2015		28,813	$13.26	to	$22.62	$561,053	1.50%	0.00%	to	1.80%	2.29%	to	4.13%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Oppenheimer Global Portfolio - Service Class													
2019		52	$32.13	to	$33.59	$1,758	0.19%	1.00%	to	1.25%	29.82%	to	30.14%
2018		53	$24.75	to	$25.81	$1,362	1.39%	1.00%	to	1.25%	-14.48%	to	-14.25%
2017		55	$28.94	to	$30.10	$1,667	0.94%	1.00%	to	1.25%	34.42%	to	34.80%
2016		49	$21.53	to	$22.33	$1,103	0.93%	1.00%	to	1.25%	-1.24%	to	-1.02%
2015		51	$21.80	to	$22.56	$1,159	1.33%	1.00%	to	1.25%	2.54%	to	2.78%
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class													
2019		9		$30.27		$270	0.78%		0.35%			25.34%	
2018		10		$24.15		$244	1.01%		0.35%			-12.66%	
2017		13		$27.65		$351	0.37%		0.35%			13.00%	
2016		14		$24.47		$344	0.46%		0.35%			14.03%	
2015		14		$21.46		$301	0.28%		0.35%			-3.59%	
VY® JPMorgan Mid Cap Value Portfolio - Initial Class													
2019		1,062	$11.93	to	$20.52	$21,263	1.20%	0.75%	to	0.95%	25.32%	to	25.50%
2018		1,206	$9.52	to	$16.35	$19,362	1.40%	0.75%	to	0.95%	-12.82%	to	-12.61%
2017		1,300	$10.92	to	$18.71	$24,121	1.24%	0.75%	to	0.95%		13.12%	
2016		510		$16.54		$8,433	0.95%		0.85%			13.99%	
2015		490		$14.51		$7,118	0.92%		0.85%			-3.65%	
VY® JPMorgan Mid Cap Value Portfolio - Service Class													
2019		1,443	$23.68	to	$50.28	$60,015	0.95%	0.00%	to	1.50%	24.34%	to	26.20%
2018		1,639	$18.93	to	$39.84	$54,651	1.12%	0.00%	to	1.50%	-13.50%	to	-12.18%
2017		1,852	$21.75	to	$45.37	$70,926	0.60%	0.00%	to	1.50%	12.03%	to	13.73%
2016		1,997	$19.30	to	$39.90	$67,799	0.67%	0.00%	to	1.50%	12.99%	to	14.70%
2015		2,065	$16.98	to	$34.79	$61,629	0.61%	0.00%	to	1.55%	-4.51%	to	-3.01%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class													
2019		10		$37.67		$388	0.29%		0.35%			36.09%	
2018		11		$27.68		$292	—		0.35%			-4.12%	
2017		11		$28.87		$331	0.25%		0.35%			23.69%	
2016		14		$23.34		$319	—		0.35%			6.58%	
2015		17		$21.90		$379	—		0.35%			1.15%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
2019		13,267	$11.19	to	$47.13	$515,075	—	0.00%	to	1.50%	35.15%	to	37.21%
2018		13,886	$21.35	to	$34.35	$403,457	0.19%	0.00%	to	1.50%	-4.67%	to	-3.21%
2017		15,001	$22.26	to	$35.50	$456,024	0.63%	0.00%	to	1.50%	22.95%	to	24.82%
2016		15,939	$18.00	to	$28.44	$389,971	—	0.00%	to	1.50%	5.84%	to	7.44%
2015		17,153	$16.91	to	$26.48	$394,816	—	0.00%	to	1.50%	0.46%	to	2.04%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class													
2019		41	$27.25	to	$42.72	$1,259	—	0.25%	to	1.25%	35.24%	to	36.53%
2018		49	$20.15	to	$31.29	$1,206	—	0.25%	to	1.25%	-4.68%	to	-3.66%
2017		53	$21.14	to	$32.48	$1,378	—	0.25%	to	1.25%	22.91%	to	24.11%
2016		50	$17.20	to	$26.17	$1,069	—	0.25%	to	1.25%	5.91%	to	6.82%
2015		50	$16.24	to	$25.21	$994	—	0.00%	to	1.30%	0.42%	to	1.69%
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class													
2019		28		$37.94		$1,070	—		0.35%			29.71%	
2018		32		$29.25		$928	—		0.35%			-1.91%	
2017		56		$29.82		$1,656	—		0.35%			32.42%	
2016		50		$22.52		$1,119	—		0.35%			0.67%	
2015		64		$22.37		$1,424	—		0.35%			9.87%	
VY® T. Rowe Price Growth Equity Portfolio - Initial Class													
2019		10,261	$11.41	to	$91.45	$556,786	0.20%	0.00%	to	1.50%	28.88%	to	30.84%
2018		8,845	$22.50	to	$72.09	$449,287	—	0.00%	to	1.50%	-2.60%	to	-1.08%
2017		9,153	$23.10	to	$72.88	$469,719	—	0.00%	to	1.50%	31.59%	to	33.60%
2016		9,257	$17.55	to	$54.56	$359,212	—	0.00%	to	1.50%	0.00%	to	1.51%
2015		9,740	$17.48	to	$53.79	$381,587	—	0.00%	to	1.50%	9.13%	to	10.83%
VY® T. Rowe Price Growth Equity Portfolio - Service Class													
2019		75	$36.40	to	$45.85	$3,244	—	0.00%	to	1.45%	28.58%	to	30.48%
2018		102	$28.31	to	$35.14	$3,407	0.05%	0.00%	to	1.45%	-2.75%	to	-1.32%
2017		118	$29.11	to	$35.61	$3,994	—	0.00%	to	1.45%	31.30%	to	33.22%
2016		139	$22.17	to	$26.75	$3,555	—	0.00%	to	1.45%	-0.18%	to	1.25%
2015		167	$22.21	to	$26.69	$4,226	—	0.00%	to	1.45%	8.93%	to	10.55%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Corporate Leaders 100 Fund - Class I													
2019		531	$13.25	to	$15.30	$7,835	2.12%	0.30%	to	1.50%	26.62%	to	28.25%
2018		539	$10.40	to	$11.95	$6,239	2.21%	0.25%	to	1.50%	-8.13%	to	-7.00%
2017		468	$11.26	to	$12.85	$5,878	2.18%	0.25%	to	1.50%	17.60%	to	19.09%
2016		330	$10.57	to	$10.79	$3,517	2.48%	0.25%	to	1.50%	10.10%	to	11.47%
2015	6/29/2015	153	$9.60	to	$9.68	$1,470	(a)	0.25%	to	1.50%		(a)	
Voya Strategic Allocation Conservative Portfolio - Class I													
2019		1,105	$15.90	to	$32.43	$30,351	2.72%	0.00%	to	1.50%	13.11%	to	14.84%
2018		1,103	$13.98	to	$32.37	$26,327	2.75%	0.00%	to	1.50%	-5.49%	to	-4.02%
2017		1,151	$14.69	to	$33.73	$28,660	2.48%	0.00%	to	1.50%	8.87%	to	10.54%
2016		1,361	$13.41	to	$30.51	$31,090	2.97%	0.00%	to	1.50%	4.11%	to	5.68%
2015		1,536	$12.81	to	$28.87	$33,353	3.30%	0.00%	to	1.50%	-1.71%	to	-0.15%
Voya Strategic Allocation Growth Portfolio - Class I													
2019		2,388	$16.54	to	$40.49	$71,733	2.64%	0.00%	to	1.95%	20.43%	to	22.86%
2018		2,476	$13.59	to	$35.34	$60,918	2.13%	0.00%	to	1.95%	-10.09%	to	-8.32%
2017		2,690	$14.96	to	$38.55	$72,444	1.73%	0.00%	to	1.95%	15.60%	to	17.92%
2016		3,025	$12.80	to	$32.70	$69,555	2.66%	0.00%	to	1.95%	4.81%	to	6.93%
2015		3,234	$12.08	to	$30.58	$70,037	2.67%	0.00%	to	1.95%	-3.06%	to	-1.20%
Voya Strategic Allocation Moderate Portfolio - Class I													
2019		2,163	$16.31	to	$37.33	$60,494	2.83%	0.00%	to	1.50%	17.49%	to	19.27%
2018		2,310	$13.80	to	$33.56	$54,755	2.42%	0.00%	to	1.50%	-7.49%	to	-6.05%
2017		2,560	$14.82	to	$35.72	$64,749	1.97%	0.00%	to	1.50%	12.79%	to	14.53%
2016		2,828	$13.06	to	$31.20	$62,777	2.66%	0.00%	to	1.50%	5.02%	to	6.68%
2015		3,023	$12.36	to	$29.26	$63,542	2.91%	0.00%	to	1.70%	-2.06%	to	-0.53%
Voya Growth and Income Portfolio - Class A													
2019		63		$24.30		$1,537	1.28%		0.35%			27.83%	
2018		67		$19.01		$1,271	1.39%		0.35%			-5.19%	
2017		73		$20.05		$1,456	1.38%		0.35%			19.35%	
2016		78		$16.80		$1,308	1.48%		0.35%			8.88%	
2015		91		$15.43		$1,408	1.53%		0.35%			-2.16%	

312

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Growth and Income Portfolio - Class I													
2019		21,954	$11.32	to	$768.20	$1,215,091	1.65%	0.00%	to	1.95%	26.38%	to	28.90%
2018		24,740	$17.26	to	$601.68	$1,069,882	1.82%	0.00%	to	1.95%	-6.30%	to	-4.45%
2017		27,824	$18.23	to	$635.67	$1,266,962	1.81%	0.00%	to	1.95%	17.98%	to	20.37%
2016		30,717	$15.28	to	$533.22	$1,180,483	1.95%	0.00%	to	1.95%	7.66%	to	9.77%
2015		34,119	$14.05	to	$490.34	$1,206,913	1.98%	0.00%	to	1.95%	-3.39%	to	-1.38%
Voya Growth and Income Portfolio - Class S													
2019		9	$23.03	to	$35.44	$236	1.41%	0.45%	to	1.35%	26.82%	to	27.99%
2018		9	$18.10	to	$27.69	$190	1.10%	0.45%	to	1.35%	-5.96%	to	-5.11%
2017		14	$19.18	to	$29.18	$355	1.56%	0.10%	to	1.35%	18.66%	to	19.94%
2016		16	$16.13	to	$24.41	$335	1.86%	0.10%	to	1.45%	8.11%	to	9.35%
2015		15	$14.89	to	$22.41	$290	1.75%	0.10%	to	1.55%	-3.12%	to	-1.77%
Voya Global Equity Portfolio - Class I													
2019		6,754	$10.95	to	$13.75	$86,802	2.82%	0.00%	to	1.55%	19.83%	to	21.68%
2018		6,855	$10.61	to	$11.30	$74,924	5.37%	0.00%	to	1.55%	-10.31%	to	-8.87%
2017		7,484	$11.83	to	$12.43	$90,478	2.27%	0.00%	to	1.55%	21.83%	to	23.75%
2016		8,952	$9.71	to	$10.05	$88,186	2.79%	0.00%	to	1.55%	4.40%	to	6.03%
2015	3/9/2015	10,297	$9.31	to	$9.49	$96,475	(a)	0.00%	to	1.50%		(a)	
Voya Global Equity Portfolio - Class S													
2019		877	$13.21	to	$13.79	$11,598	2.60%	0.35%	to	1.20%	19.98%	to	20.96%
2018		965	$10.99	to	$11.56	$10,636	4.58%	0.00%	to	1.25%	-10.21%	to	-9.12%
2017		1,049	$12.24	to	$12.72	$12,878	2.08%	0.00%	to	1.25%	21.91%	to	23.50%
2016		1,119	$10.04	to	$10.30	$11,258	2.53%	0.00%	to	1.25%	4.47%	to	5.75%
2015	3/9/2015	1,241	$9.60	to	$9.74	$11,940	(a)	0.00%	to	1.40%		(a)	
Voya Index Plus LargeCap Portfolio - Class I													
2019		8,283	$11.41	to	$60.18	$386,977	1.55%	0.00%	to	1.95%	27.51%	to	30.03%
2018		9,223	$16.17	to	$48.43	$334,558	1.53%	0.00%	to	1.95%	-8.64%	to	-6.80%
2017		9,566	$17.62	to	$51.97	$377,022	1.58%	0.00%	to	1.95%	22.20%	to	24.64%
2016		10,427	$14.35	to	$41.70	$332,137	1.66%	0.00%	to	1.95%	8.14%	to	10.29%
2015		11,108	$13.21	to	$37.81	$323,462	1.62%	0.00%	to	1.95%	-1.16%	to	0.85%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus LargeCap Portfolio - Class S													
2019		7		$28.96		$207	1.55%		0.35%			29.29%	
2018		8		$22.40		$181	1.05%		0.35%			-7.36%	
2017		8		$24.18		$201	0.88%		0.35%			23.87%	
2016		15		$19.52		$298	1.44%		0.35%			9.60%	
2015		16		$17.81		$282	1.33%		0.35%			0.28%	
Voya Index Plus MidCap Portfolio - Class I													
2019		7,153	$11.18	to	$66.15	$310,525	1.35%	0.00%	to	1.95%	24.66%	to	27.09%
2018		6,970	$17.16	to	$52.05	$271,771	1.11%	0.00%	to	1.95%	-16.01%	to	-14.32%
2017		7,743	$20.22	to	$60.77	$357,140	1.28%	0.00%	to	1.95%	11.36%	to	13.57%
2016		8,805	$17.96	to	$53.51	$361,836	0.99%	0.00%	to	1.95%	15.87%	to	18.18%
2015		9,192	$15.34	to	$45.29	$327,049	0.95%	0.00%	to	1.95%	-3.69%	to	-1.78%
Voya Index Plus MidCap Portfolio - Class S													
2019		2		$26.95		$59	1.69%		0.35%			26.29%	
2018		3		$21.34		$59	1.54%		0.35%			-14.84%	
2017		3		$25.06		$71	0.84%		0.35%			12.93%	
2016		13		$22.19		$282	0.88%		0.35%			17.41%	
2015		16		$18.90		$300	0.60%		0.35%			-2.43%	
Voya Index Plus SmallCap Portfolio - Class I													
2019		3,608	$20.90	to	$47.16	$132,714	1.04%	0.00%	to	1.95%	19.46%	to	21.85%
2018		4,022	$17.32	to	$38.72	$122,776	0.96%	0.00%	to	1.95%	-14.10%	to	-12.38%
2017		4,378	$19.95	to	$44.20	$154,397	0.86%	0.00%	to	1.95%	7.83%	to	9.92%
2016		5,041	$18.31	to	$40.21	$163,309	0.81%	0.00%	to	1.95%	24.85%	to	27.36%
2015		5,220	$14.51	to	$31.58	$133,988	0.91%	0.00%	to	1.95%	-5.09%	to	-3.19%
Voya Index Plus SmallCap Portfolio - Class S													
2019		7		$24.54		$165	0.63%		0.35%			21.13%	
2018		8		$20.26		$155	0.57%		0.35%			-12.94%	
2017		8		$23.27		$193	0.50%		0.35%			9.25%	
2016		13		$21.30		$275	0.61%		0.35%			26.56%	
2015		16		$16.83		$276	0.72%		0.35%			-3.83%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya International Index Portfolio - Class I													
2019		3,662	$10.57	to	$20.52	$43,908	3.01%	0.00%	to	1.65%	19.44%	to	21.42%
2018		3,694	$8.85	to	$17.06	$37,196	2.96%	0.00%	to	1.65%	-15.15%	to	-13.74%
2017		3,510	$10.43	to	$19.96	$41,414	2.37%	0.00%	to	1.65%	22.85%	to	24.92%
2016		3,133	$8.49	to	$16.14	$29,891	3.03%	0.00%	to	1.65%	-0.82%	to	0.82%
2015		3,113	$8.56	to	$16.16	$29,868	3.32%	0.00%	to	1.65%	-2.51%	to	-0.92%
Voya International Index Portfolio - Class S													
2019		—		$20.24		$9	—		0.35%			20.62%	
2018		—		$16.78		$7	—		0.35%			-14.17%	
2017		1		$19.55		$10	2.40%		0.35%			24.05%	
2016		—		$15.76		$7	2.76%		0.35%			0.19%	
2015		—		$15.73		$7	—		0.35%			-1.38%	
Voya Russell™ Large Cap Growth Index Portfolio - Class I													
2019		2,107	$43.83	to	$51.41	$97,199	0.91%	0.00%	to	1.50%	33.83%	to	35.83%
2018		1,942	$32.75	to	$37.85	$66,554	1.11%	0.00%	to	1.50%	-2.44%	to	-0.97%
2017		1,801	$33.57	to	$38.22	$63,047	1.12%	0.00%	to	1.50%	29.31%	to	31.25%
2016		1,518	$25.96	to	$29.12	$40,899	1.20%	0.00%	to	1.50%	4.97%	to	6.59%
2015		1,069	$24.73	to	$27.32	$27,315	1.14%	0.00%	to	1.50%	6.00%	to	7.60%
Voya Russell™ Large Cap Growth Index Portfolio - Class S													
2019		57.00	$43.38	to	$48.52	$2,678	0.69%	0.00%	to	1.35%	33.64%	to	35.49%
2018		48	$32.46	to	$36.27	$1,671	0.89%	0.00%	to	1.35%	-2.55%	to	-1.22%
2017		41.00	$33.30	to	$37.43	$1,474	0.92%	0.00%	to	1.35%	29.37%	to	30.93%
2016		43.00	$26.08	to	$28.59	$1,182	1.07%	0.00%	to	1.20%	5.03%	to	6.32%
2015		45.00	$24.99	to	$26.89	$1,170	0.90%	0.00%	to	1.10%	6.16%	to	7.39%
Voya Russell™ Large Cap Index Portfolio - Class I													
2019		6,740	$24.07	to	$28.85	$177,976	1.61%	0.00%	to	1.60%	29.27%	to	31.38%
2018		6,414	$18.62	to	$21.96	$130,188	1.65%	0.00%	to	1.60%	-5.00%	to	-3.47%
2017		5,837	$19.60	to	$22.75	$123,610	1.60%	0.00%	to	1.60%	20.62%	to	22.57%
2016		5,397	$16.11	to	$18.56	$93,725	1.75%	0.00%	to	1.70%	9.07%	to	10.94%
2015		3,955	$14.77	to	$16.73	$62,008	1.62%	0.00%	to	1.70%	0.47%	to	2.07%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Index Portfolio - Class S													
2019		12		$39.47		$489	1.54%		0.95%			29.71%	
2018		14		$30.43		$423	1.39%		0.95%			-4.58%	
2017		14		$31.89		$441	1.38%		0.95%			21.12%	
2016		15		$26.33		$400	1.61%		0.95%			9.66%	
2015		16		$24.01		$389	1.50%		0.95%			0.84%	
Voya Russell™ Large Cap Value Index Portfolio - Class I													
2019		18	$30.12	to	$30.44	$536	2.38%	1.15%	to	1.25%	24.36%	to	24.45%
2018		23	$24.22	to	$24.46	$558	2.28%	1.15%	to	1.25%	-7.80%	to	-7.70%
2017		25	$26.27	to	$26.84	$672	2.20%	1.00%	to	1.25%	12.07%	to	12.19%
2016		21	$23.44	to	$23.62	$490	1.62%	1.15%	to	1.25%	14.17%	to	14.33%
2015		21	$20.53	to	$20.66	$440	1.67%	1.15%	to	1.25%	-4.69%	to	-4.62%
Voya Russell™ Large Cap Value Index Portfolio - Class S													
2019		654	$28.55	to	$33.50	$19,633	2.17%	0.00%	to	1.50%	23.75%	to	25.61%
2018		620	$23.07	to	$26.67	$14,982	2.02%	0.00%	to	1.50%	-8.27%	to	-6.85%
2017		612	$25.15	to	$28.63	$16,042	1.91%	0.00%	to	1.50%	11.53%	to	13.21%
2016		571	$22.55	to	$25.29	$13,396	1.30%	0.00%	to	1.50%	13.60%	to	15.32%
2015		463	$19.85	to	$21.93	$9,518	1.46%	0.00%	to	1.50%	-5.21%	to	-3.77%
Voya Russell™ Mid Cap Growth Index Portfolio - Class S													
2019		501	$39.37	to	$46.19	$20,857	0.57%	0.00%	to	1.50%	32.51%	to	34.51%
2018		492	$29.71	to	$34.34	$15,370	0.43%	0.00%	to	1.50%	-6.78%	to	-5.37%
2017		487	$31.87	to	$36.29	$16,225	0.66%	0.00%	to	1.50%	22.48%	to	24.37%
2016		473	$26.02	to	$29.18	$12,817	0.69%	0.00%	to	1.50%	5.26%	to	6.81%
2015		434	$24.72	to	$27.32	$11,132	0.71%	0.00%	to	1.50%	-2.29%	to	-0.76%
Voya Russell™ Mid Cap Index Portfolio - Class I													
2019		8,567	$11.08	to	$27.85	$183,792	1.55%	0.00%	to	1.60%	27.88%	to	29.96%
2018		8,181	$10.05	to	$21.43	$140,564	1.48%	0.00%	to	1.60%	-10.72%	to	-9.31%
2017		8,340	$11.16	to	$23.63	$159,494	1.56%	0.00%	to	1.60%	16.11%	to	17.97%
2016		5,610	$11.17	to	$20.03	$105,572	1.26%	0.00%	to	1.70%	11.48%	to	13.42%
2015		4,628	$15.39	to	$17.66	$77,658	1.28%	0.00%	to	1.80%	-4.42%	to	-2.81%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Small Cap Index Portfolio - Class I													
2019		4,975	$11.13	to	$26.70	$89,526	1.13%	0.00%	to	1.50%	23.32%	to	25.18%
2018		4,174	$9.77	to	$21.33	$67,456	1.16%	0.00%	to	1.55%	-12.65%	to	-11.27%
2017		3,853	$11.09	to	$24.04	$70,922	1.15%	0.00%	to	1.55%	12.55%	to	14.26%
2016		2,347	$12.42	to	$21.04	$45,782	1.24%	0.00%	to	1.70%	19.07%	to	21.13%
2015		2,082	$15.26	to	$17.37	$33,953	1.07%	0.00%	to	1.70%	-6.13%	to	-4.56%
Voya Small Company Portfolio - Class I													
2019		2,792	$10.57	to	$78.92	$141,444	0.42%	0.00%	to	1.50%	24.32%	to	26.26%
2018		3,081	$26.63	to	$65.49	$127,882	0.57%	0.00%	to	1.50%	-17.12%	to	-15.84%
2017		3,514	$21.78	to	$77.82	$178,760	0.33%	0.00%	to	1.50%	9.62%	to	11.30%
2016		3,641	$19.75	to	$69.93	$169,597	0.42%	0.00%	to	1.50%	22.62%	to	24.50%
2015		3,689	$16.01	to	$56.17	$140,805	0.50%	0.00%	to	1.50%	-2.27%	to	-0.76%
Voya Small Company Portfolio - Class S													
2019		6		$30.25		$168	—		0.35%			25.41%	
2018		5		$24.12		$129	—		0.35%			-16.34%	
2017		5		$28.83		$146	0.19%		0.35%			10.63%	
2016		15		$26.06		$401	0.18%		0.35%			23.74%	
2015		15		$21.06		$314	0.33%		0.35%			-1.40%	
Voya U.S. Bond Index Portfolio - Class I													
2019		1,499	$10.33	to	$15.12	$20,131	2.44%	0.00%	to	1.80%	6.41%	to	8.31%
2018		1,292	$11.54	to	$13.96	$16,449	2.27%	0.00%	to	1.80%	-2.12%	to	-0.36%
2017		1,221	$11.79	to	$14.01	$15,746	2.35%	0.00%	to	1.80%	1.38%	to	3.17%
2016		1,281	$11.63	to	$13.58	$16,169	2.28%	0.00%	to	1.80%	0.43%	to	2.34%
2015		1,070	$11.58	to	$13.27	$13,331	2.29%	0.00%	to	1.80%	-1.53%	to	0.23%
Voya MidCap Opportunities Portfolio - Class I													
2019		7,360	$10.94	to	$49.12	$266,926	—	0.00%	to	1.55%	27.36%	to	29.38%
2018		7,662	$15.24	to	$38.17	$226,057	—	0.00%	to	1.55%	-8.91%	to	-7.48%
2017		7,897	$16.73	to	$41.46	$255,230	0.11%	0.00%	to	1.55%	23.24%	to	25.12%
2016		5,238	$13.69	to	$33.31	$132,120	—	0.00%	to	1.50%	5.66%	to	7.28%
2015		5,335	$12.94	to	$31.21	$128,449	—	0.00%	to	1.50%	-0.97%	to	0.52%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya MidCap Opportunities Portfolio - Class S													
2019		34	$27.42	to	$39.47	$1,081	0.10%	0.30%	to	1.55%	27.06%	to	28.65%
2018		41	$21.58	to	$30.69	$1,008	—	0.30%	to	1.55%	-9.14%	to	-7.96%
2017		41	$23.75	to	$33.37	$1,104	—	0.30%	to	1.55%	22.87%	to	24.37%
2016		49	$19.33	to	$26.84	$1,066	—	0.30%	to	1.55%	5.34%	to	6.70%
2015		60	$18.35	to	$25.17	$1,232	—	0.20%	to	1.55%	-1.29%	to	0.05%
Voya SmallCap Opportunities Portfolio - Class I													
2019		3,187	$10.94	to	$40.47	$64,232	—	0.00%	to	1.50%	23.83%	to	25.71%
2018		3,223	$11.82	to	$32.26	$55,777	—	0.00%	to	1.55%	-17.17%	to	-15.85%
2017		3,289	$14.22	to	$38.42	$69,587	—	0.00%	to	1.55%	16.96%	to	18.73%
2016		3,119	$12.13	to	$32.18	$56,707	—	0.00%	to	1.65%	11.53%	to	13.39%
2015		3,040	$10.82	to	$28.65	$50,351	—	0.00%	to	1.65%	-2.35%	to	-0.91%
Voya SmallCap Opportunities Portfolio - Class S													
2019		3		$32.05		$99	—		0.35%			24.95%	
2018		4		$25.65		$104	—		0.35%			-16.40%	
2017		4		$30.68		$109	—		0.35%			18.05%	
2016		4		$25.99		$99	—		0.35%			12.71%	
2015		5		$23.06		$121	—		0.35%			-1.50%	
Wanger International													
2019		2,460	$14.79	to	$18.32	$40,999	0.82%	0.00%	to	1.50%	28.06%	to	29.93%
2018		2,737	$11.48	to	$14.10	$35,293	2.21%	0.00%	to	1.50%	-18.97%	to	-17.69%
2017		2,935	$14.07	to	$17.13	$46,316	1.20%	0.00%	to	1.50%	30.94%	to	32.89%
2016		3,461	$10.68	to	$12.89	$41,297	1.19%	0.00%	to	1.50%	-2.87%	to	-1.38%
2015		3,634	$10.93	to	$13.07	$44,253	1.50%	0.00%	to	1.50%	-1.37%	to	0.09%
Wanger Select													
2019		1,807	$20.24	to	$39.35	$61,435	—	0.00%	to	1.65%	27.17%	to	29.32%
2018		2,040	$15.80	to	$30.43	$54,081	—	0.00%	to	1.65%	-13.71%	to	-12.41%
2017		2,337	$18.20	to	$34.74	$71,676	—	0.00%	to	1.75%	24.48%	to	26.65%
2016		2,502	$14.50	to	$27.43	$61,099	—	0.00%	to	1.75%	11.67%	to	13.38%
2015		2,867	$12.91	to	$24.20	$62,371	—	0.00%	to	1.65%	-1.22%	to	0.25%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Wanger USA													
2019		2,483	$14.43	to	$44.26	$95,744	0.27%	0.00%	to	1.55%	29.07%	to	31.10%
2018		2,601	$11.11	to	$33.76	$77,471	0.11%	0.00%	to	1.55%	-2.96%	to	-1.42%
2017		2,586	$11.39	to	$34.26	$79,557	—	0.00%	to	1.75%	17.50%	to	19.58%
2016		2,642	$15.22	to	$28.79	$68,640	—	0.00%	to	1.75%	11.73%	to	13.69%
2015		2,789	$13.50	to	$25.50	$64,131	—	0.00%	to	1.75%	-2.34%	to	-0.60%
Washington Mutual Investors Fund[SM] - Class R-3													
2019		37	$26.89	to	$34.41	$1,149	1.38%	0.00%	to	1.55%	23.24%	to	25.13%
2018		98	$21.82	to	$27.50	$2,484	1.50%	0.00%	to	1.55%	-4.80%	to	-3.53%
2017		113	$22.92	to	$27.46	$2,965	1.54%	0.25%	to	1.55%	17.90%	to	19.44%
2016		123	$19.44	to	$22.99	$2,724	1.49%	0.25%	to	1.55%	11.28%	to	12.60%
2015		148	$17.47	to	$21.02	$2,936	1.77%	0.00%	to	1.55%	-2.07%	to	-0.47%
Washington Mutual Investors Fund[SM] - Class R-4													
2019		8,170	$11.28	to	$35.80	$233,053	1.90%	0.00%	to	1.50%	23.61%	to	25.48%
2018		8,042	$11.02	to	$28.56	$189,561	1.90%	0.00%	to	1.50%	-4.48%	to	-2.98%
2017		7,659	$11.44	to	$29.47	$191,542	1.88%	0.00%	to	1.50%	18.33%	to	20.13%
2016		7,095	$16.13	to	$24.56	$152,821	1.91%	0.00%	to	1.50%	11.67%	to	13.33%
2015		6,613	$14.36	to	$21.69	$127,190	1.96%	0.00%	to	1.50%	-1.71%	to	-0.26%
Wells Fargo Small Company Growth Fund - Administrator Class													
2019		437	$16.02	to	$16.81	$7,076	—	0.30%	to	1.50%	24.27%	to	25.69%
2018		461	$12.85	to	$13.37	$6,008	—	0.25%	to	1.50%	-5.34%	to	-4.39%
2017		46	$13.53	to	$13.94	$636	—	0.30%	to	1.50%	18.87%	to	19.72%
2016	5/17/2016	19	$11.38	to	$11.61	$216	(b)	0.50%	to	1.25%		(b)	
2015		(b)		(b)		(b)	(b)		(b)			(b)	
Wells Fargo Small Company Value Fund - Class A													
2019	9/20/2019	12		$10.87		$128	(e)		1.00%			(e)	
2018		(e)		(e)		(e)	(e)		(e)			(e)	
2017		(e)		(e)		(e)	(e)		(e)			(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Wells Fargo Special Small Cap Value Fund - Class A													
2019		2,292	$22.98	to	$62.67	$118,289	0.86%	0.00%	to	1.55%	26.07%	to	27.99%
2018		2,450	$18.11	to	$49.00	$99,804	—	0.00%	to	1.55%	-15.07%	to	-13.71%
2017		2,664	$21.18	to	$56.85	$127,478	0.92%	0.00%	to	1.55%	9.40%	to	11.07%
2016		2,852	$19.25	to	$51.24	$124,195	0.58%	0.00%	to	1.50%	26.96%	to	28.91%
2015		3,031	$15.07	to	$39.80	$103,636	0.69%	0.00%	to	1.50%	-5.98%	to	-4.58%

(a)   As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

(b)   As investment Division had no investments until 2016, this data is not meaningful and is therefore not presented.

(c)   As investment Division had no investments until 2017, this data is not meaningful and is therefore not presented.

(d)   As investment Division had no investments until 2018, this data is not meaningful and is therefore not presented.

(e)   As investment Division had no investments until 2019, this data is not meaningful and is therefore not presented.

(f)   As investment Division is wholly comprised of new contracts at the end of the year, this data is not meaningful and is therefore not presented.

A   The Fund Inception Date represents the first date the fund received money.

B   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

C   The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Item 8.   **Financial Statements and Supplementary Data**

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
Voya Retirement Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2001.

Boston, Massachusetts
March 19, 2020

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2019 and 2018
(In millions, except share and per share data)

	As of December 31,	
	2019	**2018**
		(As Adjusted)
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $23,107 as of 2019 and $22,860 as of 2018)	$ 25,153	$ 22,981
Fixed maturities, at fair value using the fair value option	1,479	1,171
Equity securities, at fair value (cost of $73 as of 2019 and $45 as of 2018)	80	57
Short-term investments	—	50
Mortgage loans on real estate, net of valuation allowance of $0 as of 2019 and $1 as of 2018	4,664	4,918
Policy loans	205	210
Limited partnerships/corporations	738	583
Derivatives	224	128
Securities pledged (amortized cost of $749 as of 2019 and $867 as of 2018)	828	882
Other investments	43	40
Total investments	33,414	31,020
Cash and cash equivalents	512	371
Short-term investments under securities loan agreements, including collateral delivered	917	793
Accrued investment income	293	301
Premiums receivable and reinsurance recoverable	1,304	1,409
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	608	1,104
Short-term loan to affiliate	69	—
Current income tax recoverable	9	32
Due from affiliates	67	54
Property and equipment	60	62
Other assets	255	331
Assets held in separate accounts	78,713	67,323
Total assets	$ 116,221	$ 102,800

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2019 and 2018
(In millions, except share and per share data)

		As of December 31,		
		2019		**2018**
				(As Adjusted)
Liabilities and Shareholder's Equity				
Future policy benefits and contract owner account balances	$	31,142	$	30,695
Payable for securities purchased		5		49
Payables under securities loan agreements, including collateral held		865		827
Due to affiliates		95		81
Derivatives		285		99
Deferred income taxes		304		5
Other liabilities		369		286
Liabilities related to separate accounts		78,713		67,323
Total liabilities		111,778		99,365
Commitments and Contingencies (Note 13)				
Shareholder's equity:				
Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2019 and 2018; $50 par value per share)		3		3
Additional paid-in capital		2,873		2,816
Accumulated other comprehensive income (loss)		1,292		108
Retained earnings (deficit)		275		508
Total shareholder's equity		4,443		3,435
Total liabilities and shareholder's equity	$	116,221	$	102,800

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2019, 2018 and 2017
(In millions)

			Year Ended December 31,			
		2019		**2018**		**2017**
				(As Adjusted)		**(As Adjusted)**
Revenues:						
Net investment income	$	1,689	$	1,623	$	1,520
Fee income		877		875		857
Premiums		31		41		48
Broker-dealer commission revenue		2		69		170
Net realized capital gains (losses):						
Total other-than-temporary impairments		(41)		(18)		(19)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		2		2		(7)
Net other-than-temporary impairments recognized in earnings		(43)		(20)		(12)
Other net realized capital gains (losses)		(101)		(222)		(188)
Total net realized capital gains (losses)		(144)		(242)		(200)
Other revenue		14		19		3
Total revenues		2,469		2,385		2,398
Benefits and expenses:						
Interest credited and other benefits to contract owners/ policyholders		1,013		828		958
Operating expenses		1,056		894		1,022
Broker-dealer commission expense		2		69		170
Net amortization of Deferred policy acquisition costs and Value of business acquired		65		86		233
Interest expense		1		2		1
Total benefits and expenses		2,137		1,879		2,384
Income (loss) before income taxes		332		506		14
Income tax expense (benefit)		32		61		(101)
Net income (loss)	$	300	$	445	$	115

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2019, 2018 and 2017
(In millions)

		Year Ended December 31,				
		2019		**2018**		**2017**
				(As Adjusted)		**(As Adjusted)**
Net income (loss)	$	300	$	445	$	115
Other comprehensive income (loss), before tax:						
Unrealized gains/losses on securities		1,323		(897)		387
Other-than-temporary impairments		1		8		(4)
Pension and other postretirement benefits liability		(1)		(1)		(2)
Other comprehensive income (loss), before tax		1,323		(890)		381
Income tax expense (benefit) related to items of other comprehensive income (loss)		276		(192)		122
Other comprehensive income (loss), after tax		1,047		(698)		259
Comprehensive income (loss)	$	1,347	$	(253)	$	374

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2019, 2018 and 2017
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2017 (As Adjusted)	$ 3	$ 3,015	$ 559	$ (14)	$ 3,563
Comprehensive income (loss):					
Net income (loss)	—	—	—	115	115
Other comprehensive income (loss), after tax	—	—	259	—	259
Total comprehensive income (loss)					374
Dividends paid and distributions of capital	—	(265)	—	—	(265)
Contribution of capital	—	12	—	—	12
Employee related benefits	—	1	—	—	1
Balance as of December 31, 2017 (As Adjusted)	3	2,763	818	101	3,685
Cumulative effect of changes in accounting:					
Adjustment for adoption of ASU 2014-09	—	—	—	76	76
Adjustment for adoption of ASU 2016-01	—	—	(12)	12	—
Balance at January 1, 2018 (As Adjusted)	3	2,763	806	189	3,761
Comprehensive income (loss):					
Net income (loss)	—	—	—	445	445
Other comprehensive income (loss), after tax	—	—	(698)	—	(698)
Total comprehensive income (loss)					(253)
Dividends paid and distributions of capital	—	—	—	(126)	(126)
Contribution of capital	—	55	—	—	55
Employee related benefits	—	(2)	—	—	(2)
Balance as of December 31, 2018 (As Adjusted)	3	2,816	108	508	3,435
Cumulative effect of changes in accounting:					
Adjustment for adoption of ASU 2018-02	—	—	137	(137)	—
Comprehensive income (loss):					
Net income (loss)	—	—	—	300	300
Other comprehensive income (loss), after tax	—	—	1,047	—	1,047
Total comprehensive income (loss)					1,347
Dividends paid and distributions of capital	—	—	—	(396)	(396)
Contribution of capital	—	57	—	—	57
Employee related benefits	—	—	—	—	—
Effect of transaction for entities under common control	—	—	—	—	—
Balance as of December 31, 2019	$ 3	$ 2,873	$ 1,292	$ 275	$ 4,443

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2019, 2018 and 2017
(In millions)

	Year Ended December 31,		
	2019	**2018**	**2017**
		(As Adjusted)	**(As Adjusted)**
Cash Flows from Operating Activities:			
Net income (loss)	$ 300	$ 445	$ 115
Adjustments to reconcile Net income (loss) to Net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(49)	(64)	(80)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	65	87	234
Net accretion/amortization of discount/premium	5	(3)	12
Future policy benefits, claims reserves and interest credited	568	547	534
Deferred income tax (benefit) expense	23	58	(95)
Net realized capital losses	144	242	200
Depreciation and amortization	21	14	17
(Gains) losses on limited partnerships/corporations	(35)	—	—
Change in:			
Accrued investment income	9	3	(3)
Premiums receivable and reinsurance recoverable	105	87	138
Other receivables and asset accruals	55	(8)	19
Due to/from affiliates	2	24	(113)
Other payables and accruals	158	(176)	10
Other, net	(8)	(33)	(24)
Net cash provided by operating activities	1,363	1,223	964

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2019, 2018 and 2017
(In millions)

	Year Ended December 31,		
	2019	**2018**	**2017**
		(As Adjusted)	**(As Adjusted)**
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,956	3,983	4,462
Equity securities, available-for-sale	3	3	25
Mortgage loans on real estate	803	598	494
Limited partnerships/corporations	70	99	81
Acquisition of:			
Fixed maturities	(4,582)	(5,475)	(4,247)
Equity securities, available-for-sale	(12)	(3)	(2)
Mortgage loans on real estate	(555)	(606)	(1,149)
Limited partnerships/corporations	(190)	(254)	(120)
Derivatives, net	23	23	203
Policy loans, net	5	4	5
Short-term investments, net	50	(26)	8
Short-term loan to affiliate, net	(69)	80	(80)
Collateral received (delivered), net	(86)	(46)	(189)
Other, net	(3)	(45)	(6)
Net cash used in investing activities	(587)	(1,665)	(515)
Cash Flows from Financing Activities:			
Deposits received for investment contracts	$ 3,395	$ 3,744	$ 2,380
Maturities and withdrawals from investment contracts	(3,686)	(3,108)	(2,794)
Settlements on deposit contracts	(5)	(20)	(64)
Short-term loans from affiliates, net	—	(68)	26
Dividends paid and return of capital distribution	(396)	(126)	(265)
Capital contribution from parent	57	55	12
Net cash (used in) provided by financing activities	(635)	477	(705)
Net increase (decrease) in cash and cash equivalents	141	35	(256)
Cash and cash equivalents, beginning of period	371	336	592
Cash and cash equivalents, end of period	$ 512	$ 371	$ 336
Supplemental cash flow information:			
Income taxes paid (received), net	$ (13)	$ 60	$ (43)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1.   Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Retirement Insurance and Annuity Company ("VRIAC") is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, the "Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia and in Guam, Puerto Rico and the Virgin Islands.

Prior to May 2013, Voya Financial, Inc. ("Voya Financial"), together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

Effective December 31, 2019, VRIAC's sole shareholder, Voya Holdings, Inc., transferred ownership of Voya Institutional Plan Services, LLC ("VIPS") and Voya Retirement Advisors, LLC ("VRA") to VRIAC for no cash consideration. VIPS and VRA provide retirement recordkeeping and investment advisory services, respectively, and the transfer was made to more closely align recordkeeping and related activities of VRIAC's retirement business. It also had the effect of reducing VRIAC's tax liability. This transaction was accounted for under the accounting guidance for transactions under common control which requires that financial statements reflect the transferred business for all prior periods as if the transfer occurred as of the beginning of the first period presented. As such, the Consolidated Financial Statements for the prior periods presented have been restated to reflect the transfer of VIPS and VRA to VRIAC as of January 1, 2017. The related impact to the previously reported Net income (loss) for the years ended December 31, 2018 and 2017 was a decrease in net income of $50 and $95, respectively. In addition to these non-insurance subsidiaries, VRIAC also has the wholly-owned owned non-insurance subsidiary, Voya Financial Partners, LLC ("VFP").

On December 18, 2019, VRIAC's ultimate parent, Voya Financial, entered into a Master Transaction Agreement (the "Resolution MTA") with Resolution Life U.S. Holdings Inc. ("Resolution Life US"), pursuant to which Resolution Life US will acquire Security Life of Denver Insurance Company ("SLD"), Security Life of Denver International Limited ("SLDI") and Roaring River II, Inc. ("RRII") including several subsidiaries of SLD. The transaction is expected to close by September 30, 2020 and is subject to conditions specified in the Resolution MTA, including the receipt of required regulatory approvals.

Concurrently with the sale, SLD will enter into reinsurance agreements with Reliastar Life Insurance Company ("RLI"), ReliaStar Life Insurance Company of New York ("RLNY"), and VRIAC, each of which is a direct or indirect wholly owned subsidiary of Voya Financial. Pursuant to these agreements, RLI and VRIAC will reinsure to SLD a 100% quota share, and RLNY will reinsure to SLD a 75% quota share, of their respective individual life insurance and annuities businesses. RLI, RLNY, and VRIAC will remain subsidiaries of Voya Financial. We currently expect that these reinsurance transactions will be carried out on a coinsurance basis, with SLD's reinsurance obligations collateralized by assets in trust. The reinsurance agreements along with the sale of the legal entities noted above (referred to as the "Individual Life Transaction") will result in the disposition of substantially all of Voya Financial's life insurance and legacy non-retirement annuity businesses and related assets. Pursuant to the Individual Life Transaction, VRIAC's reserves related to legacy non-retirement annuity business as well as pension risk transfer products will be ceded to SLD and related assets will be transferred.

On June 1, 2018, VRIAC's ultimate parent, Voya Financial, consummated a series of transactions (collectively, the "2018 Transaction") pursuant to a Master Transaction Agreement dated December 20, 2017 (the "2018 MTA") with VA Capital Company LLC ("VA Capital") and Athene Holding Ltd. ("Athene"). As part of the 2018 Transaction, VA Capital's wholly owned subsidiary Venerable Holdings Inc. ("Venerable") acquired certain of Voya Financial's assets, including all of the shares of capital stock of Voya Insurance and Annuity Company ("VIAC"), the Company's Iowa-domiciled insurance affiliate, as well as the membership

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

interests of DSL, the Company's former broker-dealer subsidiary. Following the closing of the 2018 Transaction, VRIAC acquired a 9.99% equity interest in VA Capital.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to public and private school systems, higher education institutions, hospitals and healthcare facilities, not-for-profit organizations, state and local governments, small to mid-sized corporations and individuals. The Company also provides stable value investment options, including separate account guaranteed investment contracts (e.g., GICs) and synthetic GICs, to institutional clients. Pension risk transfer group annuity solutions were previously offered to institutional plan sponsors who needed to transfer their defined benefit plan obligations to the Company. The Company discontinued sales of these solutions in late 2016 to better align business activities to the Company's priorities. This business will be transferred as part of the Individual Life Transaction described above. The Company's products are generally distributed through independent brokers and advisors, third-party administrators, consultants, and representatives associated with Voya Financial's broker-dealer and investment advisor, Voya Financial Advisors, Inc. ("VFA").

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. The Company's products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services, participant education, and retirement readiness planning tools along with a variety of investment options, including proprietary and non-proprietary mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. Stable value products are also provided to institutional plan sponsors where the Company may or may not be providing other employer sponsored products and services.

The Company has one operating segment.

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, VFP, VIPS, VRA and DSL (prior to June 1, 2018). Intercompany transactions and balances have been eliminated.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and
- Contingencies.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: Effective January 1, 2018, the Company adopted Accounting Standards Update ("ASU") 2016-01 "Financial Instruments-Overall (ASC Subtopic 825-10):Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01") (See the *Adoption of New Pronouncements* section below). As a result, the Company measures its equity securities at fair value and recognizes any changes in fair value in net income. Prior to adoption, equity securities were designated as available-for-sale and reported at fair value with unrealized capital gains (losses) recorded in Accumulated other comprehensive income (loss) ("AOCI").

The Company's fixed maturities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security, and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into Net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the entire change in the fair value of the hedging instrument included in the assessment of hedge effectiveness is recorded in the same line item in the Consolidated Statements of Operations as impacted by the hedged item.

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the entire change in the fair value of the hedging instrument included in the assessment of hedge effectiveness is reported as a component of AOCI. Those amounts are subsequently reclassified to earnings when the hedged item affects earnings, and are reported in the same line item in the Consolidated Statements of Operations as impacted by the hedged item.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date, or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into coinsurance with funds withheld reinsurance arrangements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are reported in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. DAC and VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Contract Costs Associated with Certain Financial Services Contracts

Contract cost assets represent costs incurred to obtain or fulfill a non-insurance contract that are expected to be recovered and, thus, have been capitalized and are subject to amortization. Capitalized contract costs include incremental costs of obtaining a contract and fulfillment costs that relate directly to a contract and generate or enhance resources of the Company that are used to satisfy performance obligations.

Capitalized contract costs are included in Other assets on the Consolidated Balance Sheets, and costs expensed as incurred are included in Operating expenses in the Consolidated Statements of Operations.

As of December 31, 2019 and 2018, contract cost assets were $109 and $105, respectively. Capitalized contract costs are amortized on a straight-line basis over the estimated lives of the contracts, which typically range from 5 to 15 years. For the years ended December 31, 2019 and 2018, amortization expenses of $23 and $22, respectively, were recorded in Operating expenses in the Consolidated Statements of Operations. There was no impairment loss in relation to the contract costs capitalized.

Future Policy Benefits and Contract Owner Account Balances

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 2.7% to 6.6%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, as follows:

- Account balances for funding agreements with fixed maturities are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 5.7% for the year 2019, and 5.3% for the years 2018 and 2017. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity ("FIA"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves
The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

FIA: The Company issued FIA contracts that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Guaranteed credited rates give rise to an embedded derivative in the Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The estimated fair value of the Stabilizer embedded derivative and MCG stand-alone derivative is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative (collectively, "guaranteed benefit derivatives") include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is generally invested in Short-term investments, with the offsetting obligation to repay the loan included within Payables under securities loan agreements, including collateral held on the Consolidated Balance Sheets. The carrying value of

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.
Recognition of Revenue

Insurance Revenue and Related Benefits
Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Financial Services Revenue
Revenue for various financial services is measured based on consideration specified in a contract with a customer and is recognized when the Company has satisfied a performance obligation. For advisory, recordkeeping and administration services of $405 and $422 for the years ended December 31, 2019 and 2018, respectively, the Company recognizes revenue as services are provided, generally over time. For distribution and shareholder servicing revenue of $82 and $123 for the years ended December 31, 2019 and 2018, respectively, the Company provides distribution services at a point in time and shareholder services over time. Contract terms are typically less than one year, and consideration is variable.

For a description of principal activities from which the Company generates revenue, see the *Business* section above for further information.

For the years ended December 31, 2019 and 2018, such revenue represents approximately 19.7% and 22.9% respectively, of total revenue. For the years ended December 31, 2019 and 2018, a portion of the revenue recognized in the current period from distribution services is related to performance obligations satisfied in previous periods. Revenue for various financial services is recorded in Fee income or Other revenue in the Consolidated Statements of Operations. Receivables of $97 and $95 are included in Other assets on the Consolidated Balance Sheets as of December 31, 2019 and 2018, respectively.

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya Financial for the current year, (b) the deferred income tax liabilities and assets for items recognized differently in its Consolidated Financial Statements from amounts shown on its income tax returns and (c) the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis and as regulatory and business factors change.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Items required by tax law to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent, such as the dividends received deduction, which is estimated using information from the prior period and current year results. Other differences are temporary, reversing over time, such as the valuation of insurance reserves, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are

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Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Operating expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Premiums receivable and reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Employee Benefits Plans

The Company, in conjunction with Voya Services Company, sponsors non-qualified defined benefit pension plans covering eligible employees, sales representatives and other individuals.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in respect of non-qualified defined benefit pension plans is the present value of the projected pension benefit obligation ("PBO") at the balance sheet date, together with adjustments for unrecognized past service costs. This liability is included in Other liabilities on the Consolidated Balance Sheets. The PBO is defined as the actuarially calculated present value of vested and non-vested pension benefits accrued based on future salary levels. The Company recognizes the funded status of the PBO for pension plans on the Consolidated Balance Sheets.

Net periodic benefit cost for the non-qualified defined benefit pension plans is determined using management estimates and actuarial assumptions to derive service cost and interest cost for a particular year. The obligations and expenses associated with these plans require use of assumptions, such as discount rate and rate of future compensation increases and healthcare cost trend rates, as well as assumptions regarding participant demographics, such as age of retirements, withdrawal rates and mortality. Management determines these assumptions based on a variety of factors, such as currently available market and industry data and expected benefit payout streams. Actual results could vary significantly from assumptions based on changes, such as economic and market conditions, demographics of participants in the plans and amendments to benefits provided under the plans. These differences may have a significant effect on the Company's Consolidated Financial Statements and liquidity. Actuarial gains (losses) are immediately recognized in Operating expenses in the Consolidated Statements of Operations.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Adoption of New Pronouncements

The following table provides a description of the Company's adoption of new ASUs issued by the Financial Accounting Standards Board and the impact of the adoption on the Company's financial statements.

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income	This standard, issued in February 2018, permits a reclassification from accumulated other comprehensive income ("AOCI") to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017 ("Tax Reform"). Stranded tax effects arise because U.S. GAAP requires that the impact of a change in tax laws or rates on deferred tax liabilities and assets be reported in net income, even if related to items recognized within accumulated other comprehensive income. The amount of the reclassification would be based on the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate, applied to deferred tax liabilities and assets reported within accumulated other comprehensive income.	January 1, 2019, with the change reported in the period of adoption.	The impact to the January 1, 2019 Consolidated Balance Sheet was an increase to AOCI of $137, with a corresponding decrease to Retained earnings. The ASU did not have a material impact on the Company's results of operations, cash flows, or disclosures.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities	This standard, issued in August 2017, enables entities to better portray risk management activities in their financial statements, as follows: • Expands an entity's ability to hedge nonfinancial and financial risk components and reduces complexity in accounting for fair value hedges of interest rate risk, • Eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item, and • Eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness, and modifies required disclosures. In October 2018, the FASB issued an amendment which expands the list of U.S. benchmark interest rates permitted in the application of hedge accounting.	January 1, 2019, using the modified retrospective method, with the exception of the presentation and disclosure requirements which were adopted prospectively.	The adoption had no effect on the Company's financial condition, results of operations, or cash flows. The adoption resulted in a change to the Company's significant accounting policy described above. Other required disclosure changes have been included in Note 3, *Derivative Financial Instruments.*

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2016-02, Leases	This standard, issued in February 2016, requires lessees to recognize a right-of-use asset and a lease liability for all leases with terms of more than 12 months. The lease liability will be measured as the present value of the lease payments, and the asset will be based on the liability. For income statement purposes, expense recognition will depend on the lessee's classification of the lease as either finance, with a front-loaded amortization expense pattern similar to current capital leases, or operating, with a straight-line expense pattern similar to current operating leases. Lessor accounting will be similar to the current model, and lessors will be required to classify leases as operating, direct financing, or sales-type. ASU 2016-02 also replaces the sale-leaseback guidance to align with the new revenue recognition standard, addresses statement of operation and statement of cash flow classification, and requires additional disclosures for all leases. In addition, the FASB issued various amendments during 2018 to clarify and simplify the provisions and implementation guidance of ASU 2016-02.	January 1, 2019 using the modified retrospective method.	The adoption did not have a material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities	This standard, issued in January 2016, addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments, including requiring: • Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income. • Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.	January 1, 2018 using the modified retrospective method, except for certain provisions that were required to be applied using the prospective method.	The impact to the January 1, 2018 Consolidated Balance Sheet was a $12 increase, net of tax, to Retained earnings (deficit) with a corresponding decrease of $12, net of tax, to AOCI to recognize the unrealized gain associated with Equity securities. The provisions that required prospective adoption had no effect on the Company's financial condition, results of operations, or cash flows. Under previous guidance, prior to January 1, 2018, Equity securities were classified as available for sale with changes in fair value recognized in Other comprehensive income.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2014-09, Revenue from Contracts with Customers	This standard, issued in May 2014, requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance.	January 1, 2018 using the modified retrospective method.	The adoption had no impact on revenue recognition. However, the adoption resulted in a $95 increase in Other assets to capitalize costs to obtain and fulfill certain financial services contracts. This adjustment was offset by a related $19 increase in deferred tax liabilities, resulting in a net $76 increase to Retained earnings (deficit) on the Consolidated Balance Sheet as of January 1, 2018. In addition, disclosures have been updated to reflect accounting policy changes made as a result of the implementation of ASU 2014-09. (See the Significant Accounting Policies section.) Comparative information has not been adjusted and continues to be reported under previous revenue recognition guidance. As of December 31, 2018, the adoption of ASU 2014-09 resulted in a $105 increase in Other assets, reduced by a related $22 decrease in Deferred income taxes, resulting in a net $83 increase to Retained earnings (deficit) on the Consolidated Balance Sheet. For the year ended December 31, 2018 , the adoption resulted in a $3 increase in Operating expenses on the Consolidated Statement of Operations and had no impact on Net cash provided by operating activities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Future Adoption of Accounting Pronouncements

Long-Duration Contracts

In August 2018, the FASB issued ASU 2018-12, "Financial Services - Insurance (Topic 944) Targeted Improvements to the Accounting for Long-Duration Contracts" ("ASU 2018-12"), which changes the measurement and disclosures of insurance liabilities and deferred acquisition costs for long-duration contracts issued by insurers. In November 2019, the FASB issued ASU 2019-09 to amend the effective date of ASU 2018-12 for public business entities that are required to file with the SEC to fiscal years beginning after December 15, 2021, including interim periods, with early adoption permitted. The Company is currently in the process of evaluating the provisions of ASU 2018-12. While it is not possible to estimate the expected impact of adoption at this time, the Company believes there is a reasonable possibility that implementation of ASU 2018-12 may result in a significant impact on Shareholders' equity and future earnings patterns.

In addition to requiring significantly expanded interim and annual disclosures regarding long-duration insurance contract assets and liabilities, ASU 2018-12's provisions include modifications to the accounting for such contracts in the following areas:

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

ASU 2018-12 Subject Area	Description of Requirements	Transition Provisions	Effect on the financial statements or other significant matters
Assumptions used to measure the liability for future policy benefits for nonparticipating traditional and limited payment insurance contracts	Requires insurers to review and, if necessary, update cash flow assumptions at least annually. The effect of updating cash flow assumptions will be measured on a retrospective catch-up basis and presented in the Statement of operations in the period in which the update is made. The rate used to discount the liability for future policy benefits will be required to be updated quarterly, with related changes in the liability recorded in Accumulated other comprehensive income. The discount rate will be based on an upper-medium grade fixed-income corporate instrument yield reflecting the duration characteristics of the relevant liabilities.	Initial adoption is required to be reported using either a full retrospective or modified retrospective approach. Under either method, upon adoption the liability for future policy benefits will be remeasured using current discount rates as of the beginning of the earliest period presented with the impact recorded as a cumulative effect adjustment to AOCI.	The application of periodic assumption updates for nonparticipating traditional and limited payment insurance contracts is significantly different from the current accounting approach for such liabilities, which is based on assumptions that are locked in at contract inception unless a premium deficiency occurs. Under the current accounting guidance, the liability discount rate is based on expected yields on the underlying investment portfolio held by the insurer. The implications of these requirements, including transition options, and related potential financial statement impacts are currently being evaluated.
Measurement of market risk benefits	Creates a new category of benefit features called market risk benefits, defined as features that protect contract holders from capital market risk and expose the insurers to that risk. Market risk benefits will be required to be measured at fair value, with changes in fair value recognized in the Statement of operations, except for changes in fair value attributable to changes in the instrument-specific credit risk, which will be recorded in Accumulated other comprehensive income.	Full retrospective application is required. Upon adoption, any difference between the fair value and pre-adoption carrying value of market risk benefits not currently measured at fair value will be recorded to retained earnings. In addition, the cumulative effect of changes in instrument-specific credit risk will be reclassified from retained earnings to AOCI.	Under the current accounting guidance, certain features that are expected to meet the definition of market risk benefits are accounted for as either insurance liabilities or embedded derivatives. The implications of these requirements and related potential financial statement impacts are currently being evaluated.
Amortization of DAC and other balances	Requires DAC (and other balances that refer to the DAC model, such as deferred sales inducement costs and unearned revenue liabilities) for all long-duration contracts to be measured on a constant level basis over the expected life of the contract.	Initial adoption is required to be reported using either a full retrospective or modified retrospective approach. The method of transition applied for DAC and other balances must be consistent with the transition method selected for future policy benefit liabilities, as described above.	This approach is intended to approximate straight-line amortization and cannot be based on revenue or profits as it is under the current accounting model. Related amounts in AOCI will be eliminated upon adoption. ASU 2018-12 did not change the existing accounting guidance related to VOBA and net cost of reinsurance, which allows, but does not require, insurers to amortize such balances on a basis consistent with DAC. The implications of these requirements, including transition options, and related potential financial statement impacts are currently being evaluated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table provides a description of future adoptions of other new accounting standards that may have an impact on the Company's financial statements when adopted:

Standard	Description of Requirements	Effective date and transition provisions	Effect on the financial statements or other significant matters
ASU 2018-15, Implementation costs in a cloud computing arrangement that is a service contract	This standard, issued in August 2018, requires a customer in a hosting arrangement that is a service contract to follow the guidance for internal-use software projects to determine which implementation costs to capitalize as an asset. Capitalized implementation costs are required to be expensed over the term of the hosting arrangement. In addition, a customer is required to apply the impairment and abandonment guidance for long-lived assets to the capitalized implementation costs. Balances related to capitalized implementation costs must be presented in the same financial statement line items as other hosting arrangement balances, and additional disclosures are required.	January 1, 2020 with early adoption permitted. Initial adoption of ASU 2018-15 may be reported either on a prospective or retrospective basis.	The Company intends to adopt ASU 2018-15 as of January 1, 2020 on a prospective basis. The Company does not expect ASU 2018-15 to have a material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2018-14, Changes to the Disclosure Requirements for Defined Benefit Plans	This standard, issued in August 2018, eliminates certain disclosure requirements that are no longer considered cost beneficial and requires new disclosures that are considered relevant.	January 1, 2021 with early adoption permitted. Initial adoption of ASU 2018-14 is required to be reported on a retrospective basis for all periods presented.	The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2018-14.
ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement	This standard, issued in August 2018, simplifies certain disclosure requirements for fair value measurement.	January 1, 2020 with early adoption permitted. The transition method varies by provision.	The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2018-13.
ASU 2016-13, Measurement of Credit Losses on Financial Instruments	This standard, issued in June 2016: • Introduces a new current expected credit loss ("CECL") model to measure impairment on certain types of financial instruments, • Requires an entity to estimate lifetime expected credit losses, under the new CECL model, based on relevant information about historical events, current conditions, and reasonable and supportable forecasts, • Modifies the impairment model for available-for-sale debt securities, and • Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination. In addition, the FASB issued various amendments during 2018 and 2019 to clarify the provisions of ASU 2016-13.	January 1, 2020, including interim period, with early adoption permitted. Initial adoption of ASU 2016-13 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively.	The Company believes the adoption of this guidance will not have a material impact on the Company's financial condition, results of operations or cash flows. The CECL requirements apply to financial assets held at amortized cost, the most significant of which, for the Company, are mortgage loans and reinsurance recoverable balances. Implementation efforts currently in progress include the finalization of CECL models and continuing analysis of model output, as well as development of related processes, controls, and disclosures.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2. Investments

Fixed Maturities

Available-for-sale and FVO fixed maturities were as follows as of December 31, 2019:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 565	$ 129	$ 3	$ —	$ 691	$ —
U.S. Government agencies and authorities	19	—	—	—	19	—
State, municipalities and political subdivisions	747	68	—	—	815	—
U.S. corporate public securities	7,103	941	13	—	8,031	—
U.S. corporate private securities	3,776	306	16	—	4,066	—
Foreign corporate public securities and foreign governments[1]	2,417	265	3	—	2,679	—
Foreign corporate private securities[1]	3,171	205	1	—	3,375	—
Residential mortgage-backed securities	3,685	125	11	11	3,810	2
Commercial mortgage-backed securities	2,381	122	3	—	2,500	—
Other asset-backed securities	1,472	15	13	—	1,474	1
Total fixed maturities, including securities pledged	25,336	2,176	63	11	27,460	3
Less: Securities pledged	749	85	6	—	828	—
Total fixed maturities	$ 24,587	$ 2,091	$ 57	$ 11	$ 26,632	$ 3

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $194 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities were as follows as of December 31, 2018:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 651	$ 87	$ —	$ —	$ 738	$ —
U.S. Government agencies and authorities	—	—	—	—	—	—
State, municipalities and political subdivisions	754	18	8	—	764	—
U.S. corporate public securities	7,908	288	181	—	8,015	—
U.S. corporate private securities	3,686	73	106	—	3,653	—
Foreign corporate public securities and foreign governments[1]	2,551	69	80	—	2,540	—
Foreign corporate private securities[1]	3,235	37	97	—	3,175	—
Residential mortgage-backed securities	2,966	93	32	9	3,036	3
Commercial mortgage-backed securities	1,917	16	28	—	1,905	—
Other asset-backed securities	1,230	6	28	—	1,208	2
Total fixed maturities, including securities pledged	24,898	687	560	9	25,034	5
Less: Securities pledged	867	45	30	—	882	—
Total fixed maturities	$ 24,031	$ 642	$ 530	$ 9	$ 24,152	$ 5

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $137 of net unrealized gains on impaired available-for-sale securities.

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2019, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 607	$ 615
After one year through five years	3,564	3,728
After five years through ten years	5,672	6,108
After ten years	7,955	9,225
Mortgage-backed securities	6,066	6,310
Other asset-backed securities	1,472	1,474
Fixed maturities, including securities pledged	$ 25,336	$ 27,460

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2019 and 2018, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables present the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2019				
Communications	$ 1,002	$ 156	$ —	$ 1,158
Financial	2,650	302	—	2,952
Industrial and other companies	7,053	667	11	7,709
Energy	1,675	185	18	1,842
Utilities	2,913	294	1	3,206
Transportation	856	78	2	932
Total	$ 16,149	$ 1,682	$ 32	$ 17,799
December 31, 2018				
Communications	$ 1,139	$ 55	$ 21	$ 1,173
Financial	2,707	101	47	2,761
Industrial and other companies	7,604	152	214	7,542
Energy	1,884	55	81	1,858
Utilities	2,974	80	74	2,980
Transportation	729	14	17	726
Total	$ 17,037	$ 457	$ 454	$ 17,040

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2019 and 2018, approximately 48.4% and 52.5%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreements

As of December 31, 2019 and 2018, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Securities Lending

As of December 31, 2019 and 2018, the fair value of loaned securities was $715 and $759, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

If cash is received as collateral, the lending agent retains the cash collateral and invests it in short-term liquid assets on behalf of the Company. As of December 31, 2019 and 2018, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $650 and $719, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2019 and 2018, liabilities to return collateral of $650 and $719, respectively, are included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

The Company accepts non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected on the Company's Consolidated Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2019 and 2018, the fair value of securities retained as collateral by the lending agent on the Company's behalf was $91 and $67, respectively.

The following table presents borrowings under securities lending transactions by asset class pledged for the dates indicated:

	December 31, 2019[1][2]	December 31, 2018[1][2]
U.S. Treasuries	$ 109	$ 92
U.S. corporate public securities	447	523
Foreign corporate public securities and foreign governments	185	170
Equity Securities	—	1
Payables under securities loan agreements	$ 741	$ 786

[1] As of December 31, 2019 and December 31, 2018, borrowings under securities lending transactions include cash collateral of $650 and $719, respectively.
[2] As of December 31, 2019 and December 31, 2018, borrowings under securities lending transactions include non-cash collateral of $91 and $67, respectively.

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the investments in VIEs was $738 and $583 as of December 31, 2019 and 2018, respectively; these investments are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS that are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2019:

	Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 68	$ 3	$ 12	$ — *	$ 80	$ 3
U.S. Government, agencies and authorities	18	— *	—	—	18	— *
State, municipalities and political subdivisions	21	— *	—	—	21	— *
U.S. corporate public securities	97	3	131	10	228	13
U.S. corporate private securities	75	— *	134	16	209	16
Foreign corporate public securities and foreign governments	6	— *	53	3	59	3
Foreign corporate private securities	21	— *	56	1	77	1
Residential mortgage-backed	535	6	139	5	674	11
Commercial mortgage-backed	331	3	18	— *	349	3
Other asset-backed	217	2	500	11	717	13
Total	$ 1,389	$ 17	$ 1,043	$ 46	$ 2,432	$ 63
Total number of securities in an unrealized loss position		289		278		567

*Less than $1.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2018:

	Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ —	$ —	$ 15	$ —	$ 15	$ — *
State, municipalities and political subdivisions	191	3	88	5	279	8
U.S. corporate public securities	3,060	131	535	50	3,595	181
U.S. corporate private securities	1,502	40	579	66	2,081	106
Foreign corporate public securities and foreign governments	1,159	54	169	26	1,328	80
Foreign corporate private securities	1,504	77	221	20	1,725	97
Residential mortgage-backed	560	11	412	21	972	32
Commercial mortgage-backed	865	16	312	12	1,177	28
Other asset-backed	892	27	61	1	953	28
Total	$ 9,733	$ 359	$ 2,392	$ 201	$ 12,125	$ 560
Total number of securities in an unrealized loss position		1,894		550		2,444

*Less than $1.

Based on the Company's quarterly evaluation of its securities in a unrealized loss position, described below, the Company concluded that these securities were not other-than-temporarily impaired as of December 31, 2019. The Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.

On a quarterly basis, the Company evaluates its available-for-sale investment portfolio to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. All available-for-sale securities with fair values less than amortized cost are included in the Company's evaluation. Generally, for non-structured securities, management considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same consideration utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario based outcomes regarding the specific security and issuer. The Company also considers quality and amount of any credit enhancement; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions. For structured securities, such as non-agency RMBS, CMBS, and ABS, the Company evaluates other-than-temporary impairments based on actual and projected cash flows, after considering the quality and updated loan-to-value ratios, reflecting current home prices of the underlying collateral, forecasted loss severity, the payment priority in the tranche and any credit enhancement within the structure. In assessing credit impairment, the Company performs discounted cash flow analysis comparing the current amortized cost of a security to the present value of the expected future cash flows, including estimated defaults, and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to the impairment.

See the *Business, Basis of Presentation and Significant Accounting Policies* Note for the policy used to evaluate whether the investments are other-than-temporarily impaired.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Gross unrealized capital losses on fixed maturities, including securities pledged, decreased $497 from $560 to $63 for the year ended December 31, 2019. The decrease in gross unrealized capital losses was primarily due to declining interest rates and tightening credit spreads.

At December 31, 2019, $7 of the total $63 of gross unrealized losses were from 5 available-for-sale fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for 12 months or greater.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following table identifies the Company's impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

| | Year Ended December 31, | | | | | |
| | 2019 | | 2018 | | 2017 | |
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
State municipalities, and political subdivisions	$ — *	6	$ —	—	$ —	—
U.S. corporate public securities	11	25	6	2	— *	3
U.S. corporate private securities	1	16	—	—	—	—
Foreign corporate public securities and foreign governments[1]	3	15	2	3	2	3
Foreign corporate private securities[1]	18	11	9	1	9	2
Residential mortgage-backed	4	71	3	58	1	17
Commercial mortgage-backed	— *	18	— *	1	— *	1
Other asset-backed	3	73	— *	1	—	—
Total	$ 40	235	$ 20	66	$ 12	26
Credit Impairments	$ 20		$ 14		$ 12	
Intent Impairments	$ 20		$ 6		$ —	

[1] Primarily U.S. dollar denominated.

*Less than $1.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,		
	2019	**2018**	**2017**
Balance at January 1	$ 5	$ 16	$ 9
Additional credit impairments:			
On securities not previously impaired	—	—	9
On securities previously impaired	—	1	—
Reductions:			
Securities intent impaired	—	12	—
Increase in cash flows	—	—	—
Securities sold, matured, prepaid or paid down	1	—	2
Balance at December 31	$ 4	$ 5	$ 16

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2019, the Company had one new commercial mortgage loan troubled debt restructuring with a pre-modification carrying value of $2 and post-modification carrying value of $1. For year ended December 31, 2019, the Company had one new private placement troubled debt restructuring with a pre-modification cost basis of $74 and post-modification carrying value of $38. As of December 31, 2018, the Company did not have any new commercial mortgage loan troubled debt restructuring and had no private placement troubled debt restructuring.

As of December 31, 2019 and 2018, the Company did not have any private placements modified in a troubled debt restructuring with a subsequent payment default. As of December 31, 2019, the company had one commercial mortgage loan modified in a troubled debt restructuring with a subsequent payment default. As of December 31, 2018, the Company did not have any commercial mortgage loans modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

| | December 31, 2019 | | | December 31, 2018 | | |
	Impaired	Non Impaired	Total	Impaired	Non Impaired	Total
Commercial mortgage loans	$ 4	$ 4,660	$ 4,664	$ 4	$ 4,915	$ 4,919
Collective valuation allowance for losses	—	—	—	N/A	(1)	(1)
Total net commercial mortgage loans	$ 4	$ 4,660	$ 4,664	$ 4	$ 4,914	$ 4,918

N/A - Not Applicable

There were two impairments taken of $3 on the mortgage loan portfolio for the year ended December 31, 2019. There were no impairments taken on the mortgage loan portfolio for the year ended December 31, 2018.

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	December 31, 2019	December 31, 2018
Collective valuation allowance for losses, balance at January 1	$ 1	$ 1
Addition to (reduction of) allowance for losses	(1)	—
Collective valuation allowance for losses, end of period	$ —	$ 1

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31, 2019	December 31, 2018
Impaired loans without allowances for losses	$ 4	$ 4
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 4	$ 4
Unpaid principal balance of impaired loans	$ 5	$ 5

As of December 31, 2019 and 2018, the Company did not have any impaired loans with allowances for losses.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended.

As of December 31, 2019 and 2018, the Company had no loan greater than 60 days in arrears and there were no mortgage loans in the Company's portfolio in process of foreclosure. The Company foreclosed on two loans during the year ended December 31, 2019 with a carrying value of $6.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

| | Year Ended December 31, | | |
	2019	2018	2017
Impaired loans, average investment during the period (amortized cost)[1]	$ 9	$ 4	$ 4
Interest income recognized on impaired loans, on an accrual basis[1]	1	—	—
Interest income recognized on impaired loans, on a cash basis[1]	1	—	—
Interest income recognized on troubled debt restructured loans, on an accrual basis	—	—	—

[1] Includes amounts for Troubled debt restructured loans.

Table of Contents
Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables present the LTV and DSC ratios as of the dates indicated:

		Recorded Investment					
		Debt Service Coverage Ratios					
	> 1.5x	>1.25x - 1.5x	>1.0x - 1.25x	< 1.0x	Commercial mortgage loans secured by land or construction loans	Total	% of Total
December 31, 2019 [1]							
Loan-to-Value Ratios:							
0% - 50%	$ 359	$ 12	$ 9	$ —	$ —	$ 380	8.1%
>50% - 60%	1,090	45	10	28	—	1,173	25.2%
>60% - 70%	1,774	432	253	93	—	2,552	54.7%
>70% - 80%	282	84	74	69	—	509	10.9%
>80% and above	30	14	—	6	—	50	1.1%
Total	$ 3,535	$ 587	$ 346	$ 196	$ —	$ 4,664	100.0%

[1] Balances do not include collective valuation allowance for losses.

		Recorded Investment					
		Debt Service Coverage Ratios					
	> 1.5x	>1.25x - 1.5x	>1.0x - 1.25x	< 1.0x	Commercial mortgage loans secured by land or construction loans	Total	% of Total
December 31, 2018 [1]							
Loan-to-Value Ratios:							
0% - 50%	$ 284	$ 24	$ 23	$ —	$ —	$ 331	6.7%
>50% - 60%	1,133	40	11	—	—	1,184	24.1%
>60% - 70%	2,070	328	503	34	26	2,961	60.2%
>70% - 80%	213	87	66	19	4	389	7.9%
>80% and above	18	5	10	—	21	54	1.1%
Total	$ 3,718	$ 484	$ 613	$ 53	$ 51	$ 4,919	100.0%

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31, 2019		December 31, 2018	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 944	20.2%	$ 994	20.2%
South Atlantic	966	20.7%	1,011	20.5%
Middle Atlantic	1,019	21.9%	1,039	21.2%
West South Central	537	11.5%	566	11.5%
Mountain	442	9.5%	458	9.3%
East North Central	383	8.2%	465	9.5%
New England	84	1.8%	75	1.5%
West North Central	212	4.5%	258	5.2%
East South Central	77	1.7%	53	1.1%
Total Commercial mortgage loans	$ 4,664	100.0%	$ 4,919	100.0%

	December 31, 2019		December 31, 2018	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,198	25.7%	$ 1,335	27.2%
Industrial	1,216	26.2%	1,323	26.9%
Apartments	1,185	25.4%	1,104	22.4%
Office	697	14.9%	791	16.1%
Hotel/Motel	127	2.7%	111	2.3%
Mixed Use	44	0.9%	46	0.9%
Other	197	4.2%	209	4.2%
Total Commercial mortgage loans	$ 4,664	100.0%	$ 4,919	100.0%

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,					
		2019		2018		2017
Fixed maturities	$	1,432	$	1,363	$	1,302
Equity securities		6		5		4
Mortgage loans on real estate		224		220		211
Policy loans		7		9		10
Short-term investments and cash equivalents		3		3		1
Other		91		95		60
Gross investment income		1,763		1,695		1,588
Less: investment expenses		74		72		68
Net investment income	$	1,689	$	1,623	$	1,520

As of December 31, 2019 and 2018, the Company had $0 and $1, respectively, of investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. Net realized capital gains (losses) also include changes in fair value of equity securities.The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,					
		2019		2018		2017
Fixed maturities, available-for-sale, including securities pledged	$	11	$	(69)	$	(29)
Fixed maturities, at fair value option		(47)		(227)		(226)
Equity securities		(16)		(4)		—
Derivatives		(82)		(36)		9
Embedded derivatives - fixed maturities		2		(4)		(5)
Guaranteed benefit derivatives		(11)		94		55
Other investments		(1)		4		(4)
Net realized capital gains (losses)	$	(144)	$	(242)	$	(200)

For the years ended December 31, 2019 and 2018, the change in fair value of equity securities still held as of December 31, 2019 and 2018 was $(16) and $(4), respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Proceeds from the sale of fixed maturities, available-for-sale, and equity securities and the related gross realized gains and losses, before tax were as follows for the periods indicated:

		Year Ended December 31,				
		2019		2018		2017
Proceeds on sales	$	2,418	$	2,498	$	2,916
Gross gains		30		14		30
Gross losses		25		50		39

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

3. **Derivative Financial Instruments**

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to, or received from, the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company utilizes currency forward contracts to hedge currency exposure related to invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced mortgage-backed securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Futures: The Company uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company may also use futures contracts as a hedge against an increase in certain equity indices.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses equity options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Managed custody guarantees ("MCGs"): The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, which contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and equity market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rules related to the variation margin payments, the Company is required to adjust the derivative balances with the variation margin payments related to its cleared derivatives executed through CME.

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2019			December 31, 2018		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 23	$ —	$ —	$ 35	$ —	$ —
Foreign exchange contracts	652	10	18	620	10	20
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	18,640	210	261	19,280	117	76
Foreign exchange contracts	54	—	1	12	—	—
Equity contracts	63	4	3	98	1	1
Credit contracts	182	—	2	201	—	2
Embedded derivatives and Managed custody guarantees:						
Within fixed maturity investments	N/A	11	—	N/A	9	—
Within products	N/A	—	33	N/A	—	15
Within reinsurance agreements	N/A	—	23	N/A	—	(80)
Total		$ 235	$ 341		$ 137	$ 34

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2019 and 2018. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts are presented in the tables below as of the dates indicated:

	December 31, 2019		
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 182	$ —	$ 2
Equity contracts	63	4	3
Foreign exchange contracts	706	10	19
Interest rate contracts	17,621	210	261
		224	285
Counterparty netting[1]		(217)	(217)
Cash collateral netting[1]		(6)	(58)
Securities collateral netting[1]		—	(5)
Net receivables/payables		$ 1	$ 5

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2018		
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 201	$ —	$ 2
Equity contracts	98	1	1
Foreign exchange contracts	632	10	20
Interest rate contracts	17,478	117	76
		128	99
Counterparty netting[1]		(88)	(88)
Cash collateral netting[1]		(37)	(2)
Securities collateral netting[1]		—	(9)
Net receivables/payables		$ 3	$ —

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2019, the Company held $7 and delivered $55 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2018, the Company held $17 and $21 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2019, the Company delivered $113 of securities and held no securities as collateral. As of December 31, 2018, the Company delivered $123 of securities and held no securities as collateral.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The location and effect of derivatives qualifying for hedge accounting on the Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income are as follows for the period indicated:

	Interest Rate Contracts		Foreign Exchange Contracts	
Derivatives: Qualifying for hedge accounting				
Location of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Income	Net Investment Income		Net Investment Income	
Year Ended December 31, 2019				
Amount of Gain or (Loss) Recognized in Other Comprehensive Income	$	2	$	—
Amount of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income		—		10

The location and amount of gain (loss) recognized in the Consolidated Statements of Operations for derivatives qualifying for hedge accounting are as follows for the period indicated:

	Year Ended December 31,			
	2019			
	Net Investment Income		Other net realized capital gains/ (losses)	
Total amounts of line items presented in the statement of operations in which the effects of cash flow hedges are recorded	$	1,689	$	(101)
Derivatives: Qualifying for hedge accounting				
Cash flow hedges:				
Foreign exchange contracts:				
Gain (loss) reclassified from accumulated other comprehensive income into income		10		—

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The location and effect of derivatives not designated as hedging instruments on the Consolidated Statements of Operations are as follows for the periods indicated:

	Location of Gain or (Loss) Recognized in Income on Derivative	Year Ended December 31,		
		2019	2018	2017
Derivatives: Non-qualifying for hedge accounting				
Interest rate contracts	Other net realized capital gains (losses)	$ (85)	$ (44)	$ (7)
Foreign exchange contracts	Other net realized capital gains (losses)	1	1	(3)
Equity contracts	Other net realized capital gains (losses)	1	—	1
Credit contracts	Other net realized capital gains (losses)	1	(1)	5
Embedded derivatives and Managed custody guarantees:				
Within fixed maturity investments	Other net realized capital gains (losses)	2	(4)	(5)
Within products	Other net realized capital gains (losses)	(11)	94	55
Within reinsurance agreements	Policyholder benefits	(102)	58	(22)
Total		$ (193)	$ 104	$ 24

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

4.   Fair Value Measurements

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 536	$ 155	$ —	$ 691
U.S. Government agencies and authorities	—	19	—	19
State, municipalities and political subdivisions	—	815	—	815
U.S. corporate public securities	—	7,984	47	8,031
U.S. corporate private securities	—	3,064	1,002	4,066
Foreign corporate public securities and foreign governments[1]	—	2,679	—	2,679
Foreign corporate private securities [1]	—	3,185	190	3,375
Residential mortgage-backed securities	—	3,794	16	3,810
Commercial mortgage-backed securities	—	2,500	—	2,500
Other asset-backed securities	—	1,426	48	1,474
Total fixed maturities, including securities pledged	536	25,621	1,303	27,460
Equity securities	17	—	63	80
Derivatives:				
Interest rate contracts	1	209	—	210
Foreign exchange contracts	—	10	—	10
Equity contracts	—	4	—	4
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,429	—	—	1,429
Assets held in separate accounts	72,448	6,150	115	78,713
Total assets	$ 74,431	$ 31,994	$ 1,481	$ 107,906
Percentage of Level to total	69%	30%	1%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 11	$ 11
Stabilizer and MCGs	—	—	22	22
Other derivatives:				
Interest rate contracts	—	261	—	261
Foreign exchange contracts	—	19	—	19
Equity contracts	—	3	—	3
Credit contracts	—	2	—	2
Embedded derivative on reinsurance	—	23	—	23
Total liabilities	$ —	$ 308	$ 33	$ 341

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 679	$ 59	$ —	$ 738
U.S. Government agencies and authorities	—	—	—	—
State, municipalities and political subdivisions	—	764	—	764
U.S. corporate public securities	—	7,987	28	8,015
U.S. corporate private securities	—	2,882	771	3,653
Foreign corporate public securities and foreign governments[1]	—	2,540	—	2,540
Foreign corporate private securities [1]	—	3,051	124	3,175
Residential mortgage-backed securities	—	3,026	10	3,036
Commercial mortgage-backed securities	—	1,893	12	1,905
Other asset-backed securities	—	1,114	94	1,208
Total fixed maturities, including securities pledged	679	23,316	1,039	25,034
Equity securities, available-for-sale	7	—	50	57
Derivatives:				
Interest rate contracts	—	117	—	117
Foreign exchange contracts	—	10	—	10
Equity contracts	—	1	—	1
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,207	—	—	1,207
Assets held in separate accounts	61,457	5,805	61	67,323
Total assets	$ 63,350	$ 29,249	$ 1,150	$ 93,749
Percentage of Level to total	68%	31%	1%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 11	$ 11
Stabilizer and MCGs	—	—	4	4
Other derivatives:				
Interest rate contracts	—	76	—	76
Foreign exchange contracts	—	20	—	20
Equity contracts	—	1	—	1
Credit contracts	—	2	—	2
Embedded derivative on reinsurance	—	(80)	—	(80)
Total liabilities	$ —	$ 19	$ 15	$ 34

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation approaches and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

The valuation approaches and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy are presented below.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

> *U.S. Treasuries:* Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

> *U.S. government agencies and authorities, State, municipalities and political subdivisions:* Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

> *U.S. corporate public securities, Foreign corporate public securities and foreign governments:* Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

> *U.S. corporate private securities and Foreign corporate private securities:* Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

> *RMBS, CMBS and ABS:* Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities: Level 2 and Level 3 equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. The Company also has certain credit default swaps and options that are priced by third party vendors or by using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. The remaining derivative instruments are valued based on market observable inputs and are classified as Level 2.

Guaranteed benefit derivatives: The index-crediting feature in the Company's FIA contract is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit spreads, adjusted to reflect the credit quality of the Company, as well as an adjustment to reflect the non-default spreads and the priority and recovery rates of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivatives on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. The fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2019 and 2018. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third-party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Year Ended December 31, 2019											
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 28	$ —	$ 3	$ —	$ —	$ —	$ (7)	$ 23	$ —	$ 47	$ —
U.S. Corporate private securities	771	(1)	62	246	—	(14)	(61)	8	(9)	1,002	(1)
Foreign corporate private securities[1]	124	(17)	31	108	—	(56)	—	—	—	190	1
Residential mortgage-backed securities	10	(3)	—	9	—	—	—	—	—	16	(4)
Commercial mortgage-backed securities	12	—	—	—	—	—	—	—	(12)	—	—
Other asset-backed securities	94	—	—	—	—	—	(2)	—	(44)	48	—
Total fixed maturities, including securities pledged	1,039	(21)	96	363	—	(70)	(70)	31	(65)	1,303	(4)
Equity securities	50	(16)	—	29	—	—	—	—	—	63	(16)
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(4)	(16)	—	—	(2)	—	—	—	—	(22)	—
FIA[2]	(11)	5	—	—	(5)	—	—	—	—	(11)	—
Assets held in separate accounts[5]	61	4	—	79	—	(2)	—	3	(30)	115	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

555

55555

555

5555

5555

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

Year Ended December 31, 2018

	Fair Value as of January 1	Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 26	$ —	$ —	$ 22	$ —	$ (5)	$ —	$ —	$ (15)	$ 28	$ —
U.S. Corporate private securities	642	—	(31)	184	—	(4)	(32)	20	(8)	771	—
Foreign corporate private securities[1]	92	(9)	14	93	—	(56)	(10)	—	—	124	(9)
Residential mortgage-backed securities	21	(5)	—	41	—	(40)	—	—	(7)	10	(5)
Commercial mortgage-backed securities	7	—	—	13	—	—	(1)	—	(7)	12	—
Other asset-backed securities	43	—	(2)	56	—	—	(4)	22	(21)	94	—
Total fixed maturities, including securities pledged	831	(14)	(19)	409	—	(105)	(47)	42	(58)	1,039	(14)
Equity securities, available-for-sale	50	(4)	—	4	—	—	—	—	—	50	(4)
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(97)	96	—	—	(3)	—	—	—	—	(4)	—
FIA[2]	(20)	(2)	—	—	2	—	9	—	—	(11)	—
Assets held in separate accounts[5]	11	—	—	67	—	(6)	—	—	(11)	61	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2019 and 2018, the transfers in and out of Level 3 for fixed maturities and separate accounts were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Other Financial Instruments

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2019		December 31, 2018	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 27,460	$ 27,460	$ 25,034	$ 25,034
Equity securities	80	80	57	57
Mortgage loans on real estate	4,664	4,912	4,918	4,983
Policy loans	205	205	210	210
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,429	1,429	1,207	1,207
Derivatives	224	224	128	128
Short-term loan to affiliate	69	69	—	—
Other investments	43	43	40	40
Assets held in separate accounts	78,713	78,713	67,323	67,323
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	26,337	32,697	26,068	29,108
Funding agreements with fixed maturities	877	876	658	652
Supplementary contracts, immediate annuities and other	312	384	333	354
Deposit liabilities	76	152	77	122
Derivatives:				
Guaranteed benefit derivatives:				
FIA	11	11	11	11
Stabilizer and MCGs	22	22	4	4
Other derivatives	285	285	99	99
Short-term debt[2]	1	1	1	1
Long-term debt[2]	4	4	4	4
Embedded derivatives on reinsurance	23	23	(80)	(80)

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.
[2] Included in Other Liabilities on the Consolidated Balance Sheets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the classification of financial instruments which are not carried at fair value on the Consolidated Balance Sheets:

Financial Instrument	Classification
Mortgage loans on real estate	Level 3
Policy loans	Level 2
Short-term loan to affiliate	Level 2
Other investments	Level 2
Funding agreements without fixed maturities and deferred annuities	Level 3
Funding agreements with fixed maturities	Level 2
Supplementary contracts, immediate annuities and other	Level 3
Deposit liabilities	Level 3
Short-term debt and Long-term debt	Level 2

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

5.   Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2017	$ 477	$ 537	$ 1,014
Deferrals of commissions and expenses	75	5	80
Amortization:			
Amortization, excluding unlocking	(76)	(83)	(159)
Unlocking [1]	(61)	(93)	(154)
Interest accrued	37	43 [2]	80
Net amortization included in the Consolidated Statements of Operations	(100)	(133)	(233)
Change in unrealized capital gains/losses on available-for-sale securities	(67)	(42)	(109)
Balance as of December 31, 2017	385	367	752
Deferrals of commissions and expenses	55	6	61
Amortization:			
Amortization, excluding unlocking	(75)	(72)	(147)
Unlocking [1]	(26)	13	(13)
Interest accrued	35	39 [2]	74
Net amortization included in the Consolidated Statements of Operations	(66)	(20)	(86)
Change in unrealized capital gains/losses on available-for-sale securities	162	198	360
Balance as of December 31, 2018	536	551	1,087
Deferrals of commissions and expenses	43	6	49
Amortization:			
Amortization, excluding unlocking	(72)	(66)	(138)
Unlocking [1]	2	(2)	—
Interest accrued	35	38 [2]	73
Net amortization included in the Consolidated Statements of Operations	(35)	(30)	(65)
Change in unrealized capital gains/losses on available-for-sale securities	(256)	(222)	(478)
Balance as of December 31, 2019	$ 288	$ 305	$ 593

[1] DAC/VOBA unlocking includes the impact of annual review of assumptions which typically occurs in the third quarter; and retrospective and prospective unlocking. Additionally, the 2018 amounts include unfavorable unlocking of DAC and VOBA of $25 and $26 respectively, associated with an update to assumptions related to customer consents of changes to guaranteed minimum interest rate provisions. The 2017 amounts include unfavorable unlocking for DAC and VOBA of $80 and $140, respectively, associated with consent acceptances received from customers and expected future acceptances of customer consents to changes related to guaranteed minimum interest rate provisions of certain retirement plan contracts with fixed investment options.

[2] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2019, 2018 and 2017.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year		Amount
2020	$	18
2021		16
2022		14
2023		14
2024		14

6.   Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2019 and 2018, the account value for the separate account contracts with guaranteed minimum benefits was $40.0 billion and $37.9 billion, respectively. The additional liability recognized related to minimum guarantees as of December 31, 2019 and 2018 was $26 and $11, respectively.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2019 and 2018 was $8.2 billion and $8.6 billion, respectively.

7.   Reinsurance

As of December 31, 2019, the Company has reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2019, the Company had an agreement with one of its affiliates, Security Life of Denver International ("SLDI"), which is accounted for under the deposit method of accounting. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement. As of December 31, 2019 and 2018, the Company had $1.3 billion and $1.4 billion, respectively, related to Reinsurance recoverable from the subsidiary of Lincoln.

Premiums receivable and reinsurance recoverable was comprised of the following as of the dates indicated:

	December 31,			
		2019		2018
Reserves ceded and claims recoverable	$	1,304	$	1,409
Premiums receivable, net		—		—
Total	$	1,304	$	1,409

For the years ended December 31, 2019, 2018 and 2017, premiums, net of reinsurance were $31, $41 and $48, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

8.   Capital Contributions, Dividends and Statutory Information

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2019, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $396, of which $270 was paid on April 18, 2019 and $126 was paid on May 28, 2019. During the year ended December 31, 2018, VRIAC paid an ordinary dividend in the amount of $126 to its Parent.

On March 27, 2019, VFP paid a $20 dividend to VRIAC, its parent; on June 26, 2019, VFP paid a $20 dividend to VRIAC; on September 27, 2019, VFP paid a $20dividend to VRIAC; and on December 18, 2019, VFP paid a $20 dividend to VRIAC. During the year ended December 31, 2018, VFP paid dividends of $90 to VRIAC.

On May 25, 2018, DSL, which was a subsidiary of VRIAC at the time, paid a $49 dividend to its then parent, VRIAC.

During the years ended December 31, 2019 and 2018, the Company received capital contributions of $57 and $55 from its Parent, respectively.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to RBC requirements, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically a portion of deferred tax assets in excess of prescribed thresholds.

Statutory net income was $325, $377 and $195, for the years ended December 31, 2019, 2018 and 2017, respectively. Statutory capital and surplus was $2.0 billion as of December 31, 2019 and 2018.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of the dates indicated.

	December 31,		
	2019	**2018**	**2017**
Fixed maturities, net of OTTI	$ 2,113	$ 127	$ 1,451
Equity securities	—	—	15
Derivatives	117	140	124
DAC/VOBA and Sales inducements adjustments on available-for-sale securities	(551)	(73)	(433)
Premium deficiency reserve adjustment	(211)	(51)	(115)
Other	—	—	5
Unrealized capital gains (losses), before tax	1,468	143	1,047
Deferred income tax asset (liability)	(180)	(39)	(234)
Unrealized capital gains (losses), after tax	1,288	104	813
Pension and other postretirement benefits liability, net of tax	4	4	5
AOCI	$ 1,292	$ 108	$ 818

[1] Gains and losses reported in Accumulated Other Comprehensive Income (AOCI) from hedge transactions that resulted in the acquisition of an identified asset are reclassified into earnings in the same period or periods during which the asset acquired affects earnings. As of December 31, 2019, the portion of the AOCI that is expected to be reclassified into earnings within the next twelve months is $23.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	Year Ended December 31, 2019		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 1,995	$ (419)	$ 1,576
Other	—	—	—
OTTI	1	—	1
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	(11)	2	(9)
DAC/VOBA and Sales inducements	(479) [1]	100	(379)
Premium deficiency reserve adjustment	(160)	33	(127)
Change in unrealized gains/losses on available-for-sale securities	1,346	(284)	1,062
Derivatives:			
Derivatives	1 [2]	—	1
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(23)	5	(18)
Change in unrealized gains/losses on derivatives	(22)	5	(17)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(1) [3]	3	2
Change in pension and other postretirement benefits liability	(1)	3	2
Change in Other comprehensive income (loss)	$ 1,323	$ (276)	$ 1,047

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2018		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,401)	$ 299 [4]	$ (1,102)
Other	(5)	1	(4)
OTTI	8	(2)	6
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	69	(14)	55
DAC/VOBA and Sales inducements	360 [1]	(76)	284
Premium deficiency reserve adjustment	64	(13)	51
Change in unrealized gains/losses on available-for-sale securities	(905)	195	(710)
Derivatives:			
Derivatives	40 [2]	(8)	32
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(24)	5	(19)
Change in unrealized gains/losses on derivatives	16	(3)	13
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(1) [3]	—	(1)
Change in pension and other postretirement benefits liability	(1)	—	(1)
Change in Other comprehensive income (loss)	$ (890)	$ 192	$ (698)

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $9 valuation allowance. See the *Income Taxes* Note these Consolidated Financial Statements for additional information.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2017					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	564	$	(190)	$	374
Other		5		(2)		3
OTTI		(4)		1		(3)
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		29		(10)		19
DAC/VOBA and Sales inducements		(109) [1]		42		(67)
Premium deficiency reserve adjustment		(25)		9		(16)
Change in unrealized gains/losses on available-for-sale securities		460		(150)		310
Derivatives:						
Derivatives		(53) [2]		19		(34)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(24)		8		(16)
Change in unrealized gains/losses on derivatives		(77)		27		(50)
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(2) [3]		1		(1)
Change in pension and other postretirement benefits liability		(2)		1		(1)
Change in Other comprehensive income (loss)	$	381	$	(122)	$	259

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

	Year Ended December 31,					
	2019		**2018**		**2017**	
Current tax expense (benefit):						
Federal	$	9	$	3	$	(6)
Total current tax expense (benefit)		9		3		(6)
Deferred tax expense (benefit):						
Federal		23		58		(95)
Total deferred tax expense (benefit)		23		58		(95)
Total income tax expense (benefit)	$	32	$	61	$	(101)

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

	Year Ended December 31,					
	2019		**2018**		**2017**	
Income (loss) before income taxes	$	332	$	506	$	14
Tax rate		21.0%		21.0%		35.0 %
Income tax expense (benefit) at federal statutory rate		70		106		5
Tax effect of:						
Dividends received deduction		(35)		(49)		(36)
Valuation allowance		—		9		(5)
Tax Attribute		(4)		—		5
Effect of Tax Reform		—		—		(71)
Other		1		(5)		1
Income tax expense (benefit)	$	32	$	61	$	(101)
Effective tax rate		9.6%		12.1%		(721.4)%

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Reform"). Tax Reform made broad changes to U.S. federal tax law, including, but not limited to (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) changing the computations of the dividends received deduction, tax reserves, and deferred acquisition costs; (3) eliminating the net operating loss ("NOL") carryback and limiting the NOL carryforward deduction to 80% of taxable income for losses arising in taxable years beginning after December 31, 2017; and (4) changing how alternative minimum tax (AMT) credits can be realized. Tax Reform eliminated the corporate AMT and allows the AMT credit carryforward to be refunded over the next 4 years. Any refundable corporate AMT credit is not subject to the sequestration requirements of the Balanced Budget and Emergency Deficit Control Act of 1985, as amended.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

| | December 31, | | | |
	2019		2018	
Deferred tax assets				
Insurance reserves	$	107	$	74
Investments		23		79
Compensation and benefits		57		58
Other assets		34		34
Total gross assets		221		245
Deferred tax liabilities				
Net unrealized investment (gains) losses		(424)		(45)
Deferred policy acquisition costs		(101)		(205)
Total gross liabilities		(525)		(250)
Net deferred income tax asset (liability)	$	(304)	$	(5)

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2019 and 2018, the Company had no valuation allowance. However, the application of intra-period tax allocation rules to benefits associated with capital deferred tax assets resulted in a valuation allowance as of December 31, 2019 and 2018 of $128 in continuing operations, offset by a corresponding benefit in Other comprehensive income.

For the year ended December 31, 2019, the application of the intra-period tax allocation rules to capital deferred assets did not result in changes to the valuation allowance within continuing operations or Other comprehensive income. For the year ended December 31, 2018, the application of the intra-period tax allocation rules to capital deferred assets resulted in an increase of $9 in the valuation allowance within continuing operations, offset by a benefit of $9 within Other comprehensive income.

For the year ended December 31, 2017, the decrease in the valuation allowance was $5, all of which was allocated to continuing operations.

Tax Sharing Agreement

As of December 31, 2019 and 2018, the Company had a receivable from Voya Financial of $9 and $32, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial's consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. However, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2019 and December 31, 2018.

Table of Contents
Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2019 and December 31, 2018.

Tax Regulatory Matters

For the tax years 2017 through 2020, Voya Financial, Inc. participates in the IRS Compliance Assurance Process (CAP), which is a continuous audit program provided by the IRS. The IRS finalized the audit of Voya Financial, Inc. for the periods ended December 31, 2017 and December 31, 2018. For the periods ended December 31, 2019 and December 31, 2020, the IRS has determined that Voya Financial, Inc. would be in the Compliance Maintenance Bridge (Bridge) phase of CAP. In the Bridge phase, the IRS does not intend to conduct any review or provide any letters of assurance for the tax year.

11.   Benefit Plans

Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $11, $11 and $12 for the years ended December 31, 2019, 2018 and 2017, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria ("Career Agents"). The Savings Plan is a tax qualified defined contribution plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $15, $15 and $16, for the years ended December 31, 2019, 2018 and 2017, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (the "Agents Non-Qualified Plan"). This plan covers Career Agents. The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2019 and 2018:

	Year Ended December 31,	
	2019	2018
Change in benefit obligation:		
Benefit obligation, January 1	$ 80	$ 88
Interest cost	3	3
Benefits paid	(5)	(7)
Actuarial (gains) losses on obligation	4	(4)
Benefit obligation, December 31	$ 82	$ 80

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2019 and 2018:

	December 31,	
	2019	2018
Accrued benefit cost	$ (82)	$ (80)
Accumulated other comprehensive income (loss):		
Prior service cost (credit)	—	—
Net amount recognized	$ (82)	$ (80)

Assumptions

The discount rate used in the measurement of the December 31, 2019 and 2018 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2019	2018
Discount rate	3.36%	4.46%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERPs and Agents Non-Qualified Plan.

Table of Contents
Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The weighted-average discount rate used in calculating the net pension cost was as follows:

	2019	2018	2017
Discount rate	4.46%	3.85%	4.55%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,		
	2019	2018	2017
Interest cost	$ 3	$ 3	$ 4
Amortization of prior service cost (credit)	—	(1)	(1)
Net (gain) loss recognition	4	(4)	1
Net periodic (benefit) cost	$ 7	$ (2)	$ 4

Cash Flows

The following table summarizes the expected benefit payments related to the SERPs and Agents Non-Qualified Plan for the years indicated:

2020	$ 6
2021	6
2022	6
2023	6
2024	5
2025-2029	25

In 2020, the Company is expected to contribute $6 to the SERPs and Agents Non-Qualified Plan.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013, 2014 and 2019 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial. The Omnibus Plans each permit the granting of a wide range of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs"), and stock options.

The Company was allocated compensation expense from Voya Financial of $31, $29 and $30 for the years ended December 31, 2019, 2018 and 2017, respectively.

The Company recognized tax benefits of $7, $6 and $11 for the years ended 2019, 2018 and 2017, respectively.

All excess tax benefits and tax deficiencies related to share-based compensation are reported in net income.

Other Benefit Plans

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2014. A favorable determination letter was received dated August 28, 2014.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Prior to April 1, 2017, coverage for Medicare eligible retirees was provided through a fully insured Medicare Advantage plan. Effective April 1, 2017, the fully insured Medicare Advantage Plan was replaced with access to individual coverage through a private exchange. The Company's premium subsidy ended and was replaced with a monthly HRA contribution. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges incurred by the Company related to these plans were immaterial for the years ended December 31, 2019, 2018, and 2017.

12. Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting on behalf of the Department of Economic and Community Development ("DECD") loaned VRIAC $10 (the "DECD Loan") in connection with the development of a corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). As of December 31, 2019 and 2018, the amount of the loan outstanding was $4, which is reflected in Other liabilities on the Consolidated Balance Sheets.

In August 2017, the loan agreement between VRIAC and DECD was amended and $5 in cash was transferred into the cash deposit account as cash collateral. VRIAC's monthly payments of principal and interest are processed out of the cash deposit account.

13. Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2019, 2018 and 2017, rent expense for leases was $5, $5 and $5, respectively.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. As of December 31, 2019 the Company had off-balance sheet commitments to acquire mortgage loans of $94 and purchase limited partnerships and private placement investments of $502.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

| | December 31, | |
	2019	2018
Fixed maturity collateral pledged to FHLB[1]	$ 1,087	$ 771
FHLB restricted stock[2]	44	40
Other fixed maturities-state deposits	14	13
Cash and cash equivalents	5	5
Securities pledged[3]	828	882
Total restricted assets	$ 1,978	$ 1,711

[1] Included in Fixed maturities, available for sale, at fair value, on the Consolidated Balance sheets.
[2] Included in Other investments on the Consolidated Balance sheets.
[3] Includes the fair value of loaned securities of $715 and $759 as of December 31, 2019 and 2018, respectively. In addition, as of December 31, 2019 and 2018, the Company delivered securities as collateral of $113 and $123, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

Federal Home Loan Bank Funding

On January 18, 2018, the Company became a member of the Federal Home Loan Bank of Boston ("FHLB"). The Company is required to pledge collateral to back funding agreements issued to the FHLB. As of December 31, 2019, the Company had $877 in non-putable funding agreements, which are included in Future policy benefits and contract owner account balances on the Consolidated Balance sheets. As of December 31, 2019, assets with a market value of approximately $1,087 collateralized the FHLB funding agreements. Assets pledged to the FHLB are included in Fixed maturities, available for sale, at fair value on the Consolidated Balance sheets.

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2019, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation includes *Goetz v. Voya Financial and Voya Retirement Insurance and Annuity Company* (USDC District of Delaware, No. 1:17-cv-1289) (filed September 8, 2017), a putative class action in which plaintiff, a participant in a 401(k) plan, seeks to represent other participants in the plan as well as a class of similarly situated plans that "contract with [Voya] for recordkeeping and other services." Plaintiff alleges that "Voya" breached its fiduciary duty to the plan and other plan participants by charging unreasonable and excessive recordkeeping fees, and that "Voya" distributed materially false and misleading 404a-5 administrative and fund fee disclosures to conceal its excessive fees. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously.

Finally, industry wide, life insurers continue to be exposed to class action litigation related to the cost of insurance rates and periodic deductions from cash value. Common allegations include that insurance companies have breached the terms of their universal life insurance policies by establishing or increasing the cost of insurance rates using cost factors not permitted by the contract, thereby unjustly enriching themselves. This litigation is generally known as cost of insurance litigation.

14.   Related Party Transactions

Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2019, 2018 and 2017, expenses were incurred in the amounts of $68, $65 and $64, respectively.

- Services agreement with Voya Services Company for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2019, 2018 and 2017, expenses were incurred in the amounts of $431, $363 and $347, respectively.

- Amended and Restated Services agreement between VRIAC and its U.S. insurance company affiliates and other affiliates for administrative, management, financial and information technology services, dated as of April 1, 2015. For the years

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

ended December 31, 2019, 2018 and 2017, expenses related to the agreement were incurred in the amount of $12, $16 and $54, respectively.

- Intercompany agreement with VIM, as amended pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2019, 2018 and 2017, revenue under the VIM intercompany agreement was $59, $63 and $55, respectively.

- Variable annuity, fixed insurance and mutual fund products issued by VRIAC are sold by Voya Financial Advisors, an affiliate of VRIAC. For the years ended December 31, 2019, 2018 and 2017 commission expenses incurred by VRIAC were $82, $79 and $77, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

As disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements, DSL was divested as part of the 2018 Transaction. DSL had certain agreements whereby it generated revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements for variable insurance and mutual fund products with affiliated companies including VRIAC. For the years ended December 31, 2018 and 2017, commissions were collected in the amount of $69 and $170, respectively. Such commissions were, in turn, paid to broker-dealers.

- Intercompany agreements with affiliated companies related to investment advisory and other related services. The investment advisory agreement was terminated in the second quarter of 2017. For the years ended December 31, 2018 and 2017, expenses under these intercompany agreements were $26 and $83, respectively.

- Administrative and advisory services agreements with VIL and VIM, affiliated companies, in which DSL received certain services for a fee. These agreements were terminated in the second quarter of 2017. For the year ended December 31, 2017, expenses were incurred in the amount $23.

Reinsurance Agreements

The Company has entered into the following agreement with an affiliate that is accounted for under the deposit method. As of December 31, 2019 and 2018, the Company had deposit assets of $36 and $37, respectively, and deposit liabilities of $76 and $77, respectively, related to this agreement. Deposit assets and liabilities are included in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheets.

Effective December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company reinsures to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York is 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York is 100%.

Additionally, VRIAC entered in 2014 into a coinsurance agreement with Langhorne I, LLC ("Langhorne"), an affiliated captive reinsurance company, to manage reserve and capital requirements in connection with a portion of its Stabilizer and Managed Custody Guarantee business. Effective January 1, 2018, the Company recaptured the coinsurance agreement and recorded a $74 pre-tax gain on the recapture which was reported in Operating expenses in the Consolidated Statement of Operations for the year ended December 31, 2018.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

___

Investment Advisory and Other Fees

DSL was retained by Voya Investors Trust, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to Voya Investors Trust. DSL entered into an administrative services subcontract with VIL, an affiliate, pursuant to which VIL, provided certain management, administrative and other services to Voya Investors Trust and was compensated a portion of the fees received by DSL under the management agreement. In addition, DSL was the investment advisor of Voya Partners, Inc., an affiliate. DSL and Voya Partners, Inc. had an investment advisory agreement, whereby DSL had overall responsibility to provide portfolio management services for Voya Partners, Inc and was paid a monthly fee. For the years ended December 31, 2018 and 2017, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $27 and $179, respectively. The investment advisory agreements were terminated in the second quarter of 2017.

VFP acts as a distributor of insurance products issued by its affiliates, which may in turn invest in mutual funds products issued by certain of its affiliates. For each of the years ended December 31, 2019, 2018 and 2017, distribution revenues received by VFP related to affiliated mutual fund products were $27.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2021, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2019, 2018, and 2017, interest on any borrowing by either the Company or Voya Financial was charged at a rate based on the prevailing market rate for similar third-party borrowings for securities.

Under this agreement, the Company incurred and earned immaterial interest expense and interest income for the years ended December 31, 2019, 2018 and 2017. Interest expense and income are included in Operating expenses and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2019, the Company had an outstanding receivable of $69 and no outstanding payable with Voya Financial under the reciprocal loan agreement. As of December 31, 2018, the Company did not have any outstanding receivable/payable with Voya Financial under the reciprocal loan agreement.

Note with Affiliate

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. For the year ended December 31, 2019, the company earned no affiliate interest income on this note. Interest income was $5 and $11 for the years ended December 31, 2018 and 2017, respectively. As of June 1, 2018, VIAC ceased to be an affiliate of the Company following the closing of the 2018 Transaction as disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements. The investment in surplus notes is reported in Fixed maturities, available-for-sale on the Company's Consolidated Balance Sheet as of December 31, 2019 and 2018.